Exhibit 15.2

gsk
do more feel better live longer
Annual Report 2015
2015 saw substantial progress to accelerate new product sales growth and strengthen our Pharmaceuticals, Vaccines and Consumer Healthcare businesses

Overview of 2015
“In 2015, we made substantial progress to accelerate new product sales growth, integrate new businesses in Vaccines and Consumer Healthcare and restructure our global Pharmaceuticals business. This progress means the Group is well positioned to return to core earnings growth in 2016.”
Sir Andrew Witty, Chief Executive Officer
Performance summary
£23.9bn Group turnover (up 6% CER/up 1% CER pro-forma) a
£10.3bn Total operating profit (up >100% CER) a
£5.7bn Core operating profit (down 9% CER/down 3% CER pro-forma) a
£3.9bn Cash dividends paid in 2015
£2.0bn New product sales b (up >100%)
174.3p Total earnings per share (up >100%, primarily reflecting impact of transaction gains)
75.7p Core earnings per share (down 15% CER, primarily reflecting short-term dilution of the Novartis transaction) a
100% Markets now operating new commercial model
~40 Potential new medicines and vaccines profiled at R&D event, 80% of which have potential to be first-in-classc
20 Potential to file up to 20 assets with regulators by 2020
~13% Estimated internal rate of return in R&D in 2015
1st In Access to Medicine Index
Footnotes a We use a number of adjusted measures to report the performance of our business, as described on page 54. These include core results, CER growth rates and pro-forma CER growth rates. A reconciliation of total results to core results is set out on page 62. b New products defined as:
Pharmaceuticals: Relvar/Breo Ellipta, Anoro Ellipta, Incruse Ellipta, Arnuity Ellipta, Eperzan/Tanzeum, Nucala, Tivicay, Triumeq.
Vaccines: Menveo, Bexsero, Shingrix (not yet approved). c GSK R&D event on 3 November 2015.
Front cover story
Innovation is at the heart of all we do
Katherine, pictured left, is one of a team of scientists continuing to develop Nucala after almost 20 years of focused R&D, including nine distinct patient studies. Nucala is a monoclonal antibody that stops IL-5 from binding to its receptor on the surface of eosinophils. In people with asthma, eosinophils – a type of white blood cell – cause inflammation in the lungs, making it difficult to breathe and increasing the risk of asthma attacks.
The 2015 European and US regulatory approvals of Nucala – the first-in-class approved targeted biologic therapy for people with eosinophilic-driven severe asthma – consolidates GSK’s leading global position in respiratory medicine.
Katherine, GSK senior scientist, Stevenage, UK

	Contents
At GSK, our mission is to improve the quality of human life by enabling people to do more, feel better, live longer.	Strategic report
	Our investor proposition	02
	Our business	04
	Chairman’s statement	06
	CEO’s statement	07
	Our global marketplace	08
	Our business model	11
	Our strategic priorities	12
	How we performed	14
	Our approach to risk	16
	Pharmaceuticals	18
	Vaccines	26
	Consumer Healthcare	32
	Responsible business	38
	Group financial review	50

	Governance & remuneration
	Our Board	74
	Our Corporate Executive Team	78
	Board governance	80
	Corporate governance framework	82
	Committee reports
	Audit & Risk	88
	Nominations	95
	Corporate Responsibility	98
	Remuneration report
	Chairman’s annual statement	102
	Annual report on remuneration	103
	Remuneration policy summary	127

Find out more www.gsk.com

Cautionary statement regarding forward-looking statements

The Group’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and shareholders are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 231-240 of this Annual Report. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this Annual Report.

All expectations and targets regarding future performance should also be read together with ‘Assumptions related to 2016-2020 outlook’ on the inside back cover.

A number of adjusted measures are used to report the performance of our business. These measures are defined on page 54 and a reconciliation of core results to total results is set out on page 62.

	Financial statements
	Directors’ statement of responsibilities	130
	Independent Auditor’s report	131
	Financial statements	138
	Notes to the financial statements	142
	Financial statements of
	GlaxoSmithKline plc prepared under UK GAAP	211

	Investor information
	Quarterly trend	218
	Five year record	222
	Product development pipeline	225
	Product, competition and intellectual property	228
	Risk factors	231
	Share capital and share price	241
	Dividends	243
	Financial calendar	243
	Annual General Meeting 2016	243
	Tax information for shareholders	244
	Shareholder services and contacts	246
	US law and regulation	248
	Group companies	250
	Glossary of terms	259

GSK Annual Report 2015 1

Our investor proposition

GSK is a science-led global healthcare company that aims to

deliver growth and improving returns to shareholders through the development of innovative pharmaceutical, vaccine and

consumer healthcare products.

2  GSK Annual Report 2015

GSK Annual Report 2015 3

Our business

We are focused on the research and development

of innovative pharmaceutical medicines, vaccines

and consumer healthcare products.

Our businesses

Our Pharmaceuticals, Vaccines and Consumer Healthcare businesses generated turnover of £23.9 billion in 2015.

Each business benefits from GSK’s global commercial infrastructure, integrated supply networks, innovative R&D and significant global presence.

   See our business model on page 11.

   Read more about our businesses opposite and on pages 18 to 37.

Global presence

We have a significant global presence with 101,255 employees in more than 150 markets, a network of 89 manufacturing sites, and large R&D centres in the UK, US, Belgium and China.

Our strategy

Our strategy is designed to generate sustainable sales and earnings growth and improved returns to shareholders. We have three strategic priorities:

  To grow a balanced business and product portfolio, capable of delivering sustainable sales growth

  To research, develop and deliver more high quality, innovative products that offer valuable improvements in treatment for patients, consumers and healthcare providers

  To simplify the way we operate to reduce complexity, increase efficiency and free up resources to reinvest elsewhere in the business, or return to shareholders wherever we see the most attractive returns.

Responsible business

Being a responsible business is central to our strategy, and how we deliver success is just as important as what we achieve. Our work is underpinned by our values of patient focus, integrity, respect for people and transparency.

   Read more about our strategic priorities and our approach to responsible business on pages 12 to 13.

Research & development

R&D innovation underpins all of our businesses. We partner with more than 1,500 other companies and academic organisations around the world, enabling us to increase our understanding of new areas of science and to share the risk of development.

We have a deep portfolio of innovation focused across six core areas of scientific research and development: HIV and infectious diseases, oncology, immuno-inflammation, vaccines, respiratory and rare diseases. In 2015, we profiled around 40 new potential medicines and vaccines, 80% of which we believe have the potential to be first-in-class. This means they may offer benefits beyond current standards of care and, in some cases, could radically transform how patients are treated.

   Read more about our R&D on pages 18 to 37.

20

Potential to file up to 20 assets by 2020

Of the 40 assets profiled in 2015, we expect:

up to 10

phase III starts in 2016/2017 and

up to 20

phase II starts in 2016/2017

~13%

Estimated internal rate of return on R&D investment

£3.1bn

Core R&D expenditure in 2015

Core R&D expenditure allocation in 2015	£bn

Pharmaceuticals	2.3

Vaccines	0.5

Consumer Healthcare	0.3

4  GSK Annual Report 2015

Pharmaceuticals

Our Pharmaceuticals business develops and makes medicines to treat a broad range of acute and chronic diseases. We have leading global positions in respiratory disease and HIV with a portfolio of innovative and established medicines.

 Read more on pages 18 to 25.

Vaccines

Our Vaccines business is one of the largest in the world, developing, producing and distributing over 1.9 million vaccines every day to people across the world. We have a broad portfolio of 39 paediatric, adolescent, adult and travel vaccines.

 Read more on pages 26 to 31.

Consumer Healthcare

Our Consumer Healthcare business develops and markets products in Wellness, Oral health, Nutrition and Skin health. We have a portfolio of some of the world’s most trusted and best-selling brands which include Sensodyne, Voltaren, Horlicks and Panadol.

 Read more on pages 32 to 37.

£14.2bn Total turnover 60% of Group turnover		£3.7bn Total turnover 15% of Group turnover		£6.0bn Total turnover 25% of Group turnover
Sales by therapy area	£m	Sales by category	£m	Sales by category	£m
Respiratory	5,741	Rotavirus	417	Wellness	2,970
Cardiovascular, metabolic and urology	858	Pneumococcal	381	Oral health	1,866
Immuno-inflammation	263	Flu	268	Nutrition	684
Oncology*	255	Meningitis	275	Skin health	508
Other pharmaceuticals	2,199	TDaP*	1,091
Established Products	2,528	Hepatitis	540
HIV (ViiV Healthcare)	2,322	Other	685
* Representing sales prior to the disposal of the Oncology business unit to Novartis in March 2015.		* Tetanus, diphtheria and acellular pertussis.

●	●	●

GSK Annual Report 2015 5

Chairman’s statement

“The Group has made good progress in delivering the strategy and outlook set out to shareholders in May 2015.”

2015 highlights

80[p] + 20[p] 80p ordinary dividend and a special dividend of 20p

This is my first letter to shareholders and I am pleased to report that the Group made good progress in delivering the strategy and outlook set out to shareholders in May 2015.

A clear element of the Group’s strategy is to deal with the decline in sales of Seretide/Advair which has for the best part of the last decade been the biggest source of profits to the Group. This is a considerable challenge. However with the investments that have been made in new Pharmaceutical and Vaccine products we are now seeing an effective transition in the Group’s portfolio.

It is also important for the Group to secure the sales benefits and cost synergies resulting from the recent Novartis transaction, which was successfully completed in 2015. The Board is closely monitoring the integration of the new businesses acquired in Vaccines and Consumer Healthcare and it is clear that management has made substantial progress.

For 2015, the Group has declared an ordinary dividend of 80 pence per share and a special dividend of 20 pence.

The current level of annual dividend of 80 pence exceeds the cash flows from our businesses. However, the Board has said it expects to maintain that level of payment for 2016 and 2017, which are important years of change. During this period, the long-term impact on cash flow of the decline in Seretide/Advair should become clearer but so should the benefit to cash generation of the growth of recently launched products, the expansion of our Vaccines and Consumer businesses and reduced restructuring expenditure.

Good progress has been made in the development of the company’s operating model and R&D pipeline. Both of these are important for the long-term health of the company and the Board is encouraged by the level of innovation in the company’s pipeline, with novel assets in development across six core therapy areas.

A priority for the Board is to manage succession of executive management. After what will have been nearly 10 years as CEO, Sir Andrew has indicated to the Board his intention to retire from the company in early 2017. The Board has agreed that he will retire on 31 March 2017. This will be the culmination of 32 years of service and leadership to GSK and the industry. We will thank Andrew more formally for his tremendous dedication and contribution next year. In the meantime, the Board will now start a formal search for a successor and will consider internal and external candidates for the role.

I am pleased to report that the Group has demonstrated strength in multiple areas of governance. A review of the work overseen by the Audit & Risk Committee is on page 88. The Remuneration Committee has operated in accordance with the binding Remuneration Policy, approved by shareholders in 2014. The Remuneration report can be found on page 102.

We have been pleased to welcome two new independent Non-Executive Directors to the Board: Vindi Banga and Dr Jesse Goodman, as our Senior Independent Director Designate and a Scientific and Medical Expert respectively. I am pleased with the contributions they have made already to the Board’s deliberations.

Sir Christopher Gent retired from the Board as Chairman in May 2015 after over 10 years at the helm of GSK. He stood down at the same time as Tom de Swaan and Jing Ulrich. Long-serving Non-Executive Directors: Dr Stephanie Burns, Sir Deryck Maughan and Dr Daniel Podolsky will retire as planned at the 2016 AGM in May after completing over nine years service. Hans Wijers has also decided not to seek re-election at our AGM this year. We have greatly appreciated all their dedication, experience, the wealth of knowledge and insights they brought to Board deliberations over their years of service on the Board.

In closing, on behalf of the Board, I would like to thank Sir Andrew and his executive team for their commitment and performance in 2015.

Philip Hampton

Chairman

6  GSK Annual Report 2015

CEO’s statement

“The progress we have made in 2015, strongly positions the Group to deliver the medium-term outlook we set out to investors in May last year and to return to core earnings growth in 2016.”

2015 highlights

£23.9bn
2015 Group turnover
(up 6% CER/+1% CER pro-forma)

£2.0bn
New product sales
(up >100%)

£1.0bn
2015 incremental annual cost savings
from integration and restructuring

2015 marked further progress against our strategy of creating a balanced Group of three world leading business in Pharmaceuticals, Vaccines and Consumer Healthcare, with a clear aim to deliver growth and improving returns to shareholders.

In the year, we completed our major 3-part transaction with Novartis and made good progress to integrate new businesses in Consumer Healthcare and Vaccines and restructure our Pharmaceuticals business. At the same time, sales of our new products have dramatically accelerated.

Trading performance

Group sales rose 6% (+1% pro-forma) to £23.9 billion, despite trading conditions remaining challenging in a number of markets. Core earnings per share was 75.7 pence, (-15% CER), ahead of our guidance for the year. Total earnings per share were 174.3 pence, a rise of more than 100%, reflecting the significant gains from the transaction.

Footnote

a	£1.6bn savings achieved as at 31 December 2015 with a further £1.4bn to come over the next two years

Over the last two years we have launched a number of new pharmaceutical and vaccine products and in 2015 sales from this group reached £2 billion. This performance was driven by continued excellent uptake of our HIV launches (Tivicay and Triumeq), growing momentum in our new respiratory portfolio (Relvar/Breo, Anoro and Incruse) and significant contributions from newly acquired meningitis vaccines Bexsero and Menveo.

New product sales are now more than offsetting the declines in Seretide/Advair; sales of which are now around 30% below their peak in 2013.

2015 also saw a very strong performance from our Consumer Healthcare business with sales up 44% (+6% pro-forma) driven by a number of key brands including Sensodyne and allergy treatment Flonase which we switched from prescription status to over-the-counter in the US.

Strong R&D innovation

Our R&D organisation continued to deliver significant innovation for the Group in 2015. A key milestone was the approval in the US and Europe of Nucala, our first biologic treatment for severe asthma. We also successfully gained approval for our malaria vaccine, the first vaccine against a parasite.

Since 2008, the Group has received approvals for 15 new molecular entities (NMEs). In November 2015, we profiled around 40 new potential medicines and vaccines, 80% of which we believe could be first-in-class.

Over the next two years we expect to see significant development milestones for a number of these assets including filings for our vaccine for shingles, Shingrix, sirukumab, for rheumatoid arthritis, and our triple combination therapy for chronic obstructive pulmonary disease (COPD). In addition, we expect continued progress in our mid and late stage pipeline in core therapy areas of respiratory, immuno-inflammation, HIV, vaccines and oncology.

Restructuring and modernising our business

We are ahead of schedule on our integration and restructuring programmes and in 2015 realised £1 billion of incremental annual cost savings. We are well on track to deliver £3 billion of savings by the end of 2017.a

We are modernising our business and making significant changes to our commercial model. We have already changed how we compensate our sales representatives and from the beginning of January 2016 stopped paying external doctors to speak about our products. These are industry firsts. At the same time, we are investing significantly in our own medical expertise and developing new digital capabilities to improve our interactions with physicians.

Outlook

The progress we have made in 2015, strongly positions the Group to deliver the medium-term outlook we set out to investors in May last year and to return to core earnings growth in 2016.

Finally, and this year more than ever, I would like to thank all of our employees for their extraordinary energy, passion and tenacity.

Sir Andrew Witty

Chief Executive Officer

GSK Annual Report 2015 7

Our global marketplace

The global healthcare marketplace is experiencing

significant change as an uneven economic recovery,

far-reaching global trends and an evolving commercial

environment, particularly on pricing, transform the sector.

The global healthcare market

The global economy remained fragile in 2015, with overall growth falling from 3.4% in 2014 to 3.1%[a], reflecting slower growth in certain emerging economies and in oil-exporting countries.

Despite this unsettled economic background, the global pharmaceuticals market continued to grow. Global sales were £428 billion for the period January to September 2015, up from £393 billion during the same nine months in 2014. North America remained the largest pharmaceuticals market, with a 49% share of global sales (up from 45% in 2014). Europe represented 21%, down from 24%, Asia Pacific was relatively static at 23%, emerging markets fell to 22% from 23%, with Japan down to 8% from 9%.

In 2015, the global vaccines market grew by 4% to around $27.5 billion. It is expected to continue growing at around 4% per year and represent around $35 billion by 2020.[b]

The consumer healthcare markets in which GSK operates are estimated to be worth more than $100 billion, and are projected to grow by 3-4% annually over the next five years.[c]

We have evaluated the implications for our business of a possible exit of the United Kingdom from the European Union. In our view, there are advantages in the UK remaining part of the EU, where the Group would continue to have easy access to a significant economic bloc, be able to operate within an established and harmonised regulatory approval system and continue to benefit from EU advocacy on international trade discussions. However, while the UK leaving the EU would create uncertainty and add complexity to a wide range of our business activities, with some short-term disruption likely, we have plans in place to mitigate these effects, and we do not currently believe that there would be a material adverse impact on the Group’s results or financial position.

Global societal trends impacting healthcare

In emerging markets long-term economic growth, increasing expectations for healthcare provision, and changing diets and lifestyles are increasing demand for healthcare products across all life stages, especially to treat chronic conditions including respiratory and cardiovascular disease. This demand is expected to grow significantly faster in these markets over the coming years than in more mature economies. This will create funding challenges.

In developed economies, ageing populations and improvements in medical technology are further adding to the pressure on healthcare budgets.

Changing societal attitudes are also shaping the healthcare environment. People are taking an increasingly active role in managing their own health which is creating more demand for healthcare products.

Finally, the heightened geopolitical uncertainty in several key regions is likely to impact certain healthcare markets during 2016 and beyond.

GSK’s group of three world leading businesses in Pharmaceuticals, Vaccines and Consumer Healthcare, and our global presence, means we are well positioned to respond to these opportunities (see our strategic response opposite).

Pricing and market access

The pressure on, and public debate about, the industry’s approach to pricing, continued to increase during 2015 in all key markets, but particularly in the US. Alongside this, many healthcare systems are focusing on how to assess the value of medicines, with formal health technology assessments (HTAs) continuing to grow in importance. In both Japan and the US, new assessment processes are being piloted, while more established systems in Europe continue to present challenges that can delay launch or restrict patient populations. However, successful market access negotiations for innovative, value-adding products continued in most countries during 2015, demonstrating a continued willingness to pay for treatments that meet genuine unmet patient needs.

Both the highly-charged public debate on pricing and the increased influence of value assessments are likely to continue in 2016 and beyond which will continue to create uncertainty for the industry. Increased collaboration between different stakeholders will be key to deliver mutually acceptable pricing and access solutions.

US

The healthcare landscape in the US continues to see substantial change, with a strong focus on continuing to expand healthcare coverage and controlling costs in areas of high growth. At the same time, the US government is implementing policies that shift payment away from the traditional fee-for-service arrangements and towards approaches that are intended to increase competition by incentivising efficiency and quality.

Macro-economic

and social trends

2015 saw more aggressive formulary price negotiations and exclusions of competing products.

Public commentary on this issue was not able to capture the complexities of pricing structures and confidential discounts creating a lack of transparency. Many stakeholders, including policy makers, presidential election candidates, payers, providers and patients called for pricing reform, and we expect pricing to be a focus of policy debates in the US in 2016 and beyond.

Footnotes

a  International Monetary Fund, World Economic Outlook: Adjusting to Lower Commodity Prices, October 2015.

b  EvaluatePharma,World Preview 2015, Outlook to 2020, June 2015.

c  Internal forecasts based on Nicholas Hall and Euromonitor.

8  GSK Annual Report 2015

Our strategic response

Three world-leading businesses

We have created a group of three world-leading businesses in Pharmaceuticals, Vaccines and Consumer Healthcare, with a presence in more than 150 markets. This provides access to global demand for healthcare and aims to deliver growth and improving returns to shareholders.

Read more on pages 18 to 37.

Creating innovative products

R&D innovation underpins all our businesses focused in six core therapy areas where our scientific understanding can help deliver significant medical advances to patients.

 Read more on pages 22, 29 and 36.

Global and sustainable pricing

We aim to improve returns from our R&D innovation by striking a balance between price and volume generation.

We are actively working with payers, policymakers, physicians and others on solutions to address concerns about the cost of healthcare. Realising and maximising value – for patients, for providers, and for innovators – has to be at the centre of this discussion.

  Read more on page 8.

Leading responsible

business approach

Being a responsible business is fundamental to GSK and to our strategic priorities. For us, how we do business is as important as the financial results we deliver. We have led the industry on access to medicines, data transparency and evolving our commercial model to ensure patients’ interests come first.

  Read more on page 38.

●

GSK Annual Report 2015 9

Our global marketplace continued

Europe

Given the significant public funding of healthcare in most European countries, pressure on government budgets continued to create challenges for the industry. The market grew in 2015, primarily due to the use of new high-priced medicines for hepatitis C, putting ever greater constraints on healthcare budgets. Inequality of access to medicines, both between European countries and within patient populations, as well as affordability, remain significant issues. Despite much debate on the issue of medicines affordability, and in particular affordability for member states with lower GDP, practical challenges remain to any significant reform of medicines pricing and access.

Japan

There was a strong focus on pricing in Japan, with the government implementing a new approach to mitigate the fiscal burden associated with medicines that have annual sales of more than 100 billion yen, and which exceeded significantly the sales forecast agreed with the government at launch.

Emerging markets

Governments across the emerging market regions continue to seek ways to improve access to healthcare while at the same time manage healthcare expenditure.

Countries dependent on oil may look to limit spending on health as a result of the significant decrease in oil prices. Countries as diverse as Ghana, China and India are looking to expand the population covered by government-funded health schemes. This increases the opportunities for high volume tenders but also impacts pricing.

Regulatory environment

Prescription medicines and vaccines are highly regulated to ensure patients and users have access to safe and effective medicines. In the US, the Food and Drug Administration (FDA) approves new medicines and in 2015 approved 45 novel medicines (41 in 2014). This is the highest number of approvals across the pharmaceutical industry since 1996. The healthcare landscape continues to undergo substantial change, with a much stronger focus on improving quality and controlling costs. The FDA is responding to these challenges by working with industry to advance alternative approaches to help reduce the time and cost in developing new medicines particularly generics, which include amongst others the use of biomarkers and real world data.

In Europe, the European Medicines Agency (EMA) regulates new medicines and in 2015 issued 43 positive opinions for medicines containing new active substances (36 in 2014). During 2015, the EMA continued its efforts to help accelerate patient access to valuable new medicines. This included progressing its Adaptive Pathways Pilot and proposals to launch a new scheme to boost innovation, called ‘PRIME’ (PRIority MEdicines).

In Japan, in 2015, 38 new medicines received approval along with the first two regenerative (cell based) medicine products, one of which was developed by JCR Pharmaceuticals, a partner of GSK. Six products obtained the first designations under the ‘sakigake’ fast-track review system, introduced in 2015 to promote early development and regulatory application in Japan ahead of the rest of the world.

Intellectual property and patent protection developments

To ensure a reasonable return on investment, research-based healthcare companies rely on the protection of their intellectual property through patents, regulatory data exclusivity, and other rights.

Patent expiry or the early loss of a patent can lead to the availability of a generic version of a product, which is often cheaper as the generic manufacturer does not typically incur significant R&D costs. In developed markets, generics can rapidly capture a large share of the market. Market erosion may be less in emerging markets.

During 2015, agreement was reached on the Trans-Pacific Partnership, giving inter alia five years of data exclusivity for most non-biologic pharmaceutical products and, for biologics, an additional three years of equivalent protection.

These provisions will be introduced over a period of time depending on the country if the agreement is ratified by the US Congress.

The EU has also concluded bilateral agreements with other markets of this region in 2015, such as with Vietnam, which should improve the regulatory environment, and enhance patient access to key medicines and vaccines. A number of other trade agreements are under negotiation, such as the Trans-Pacific Trade and Investment Partnership and the EU-Japan FTA.

In some markets the availability of intellectual property rights, particularly patents and data protection, may be more limited and more difficult to enforce than in developed world markets. For example, India, Brazil and Argentina have implemented, or are considering, practices that restrict the availability of patents. In addition, some countries are considering more widespread use of compulsory licensing.

Vaccines and other biological products do not currently face such a degree of generic competition, largely because for these products, the research required is more difficult, the product is more complex, and the quality is more dependent on technical manufacturing processes, compared to small molecule medicines.

While intellectual property protections are available for consumer healthcare products, their importance and effectiveness are different. Consumer healthcare products are also covered by national regulation regarding testing, approval, manufacturing, labelling, marketing and advertising. These products have strong reliance on brand loyalty and trade mark protection to create and protect value over time, especially in emerging markets.

Competition

GSK operates in a highly competitive and dynamic marketplace. 2015 saw rapid consolidation within the sector in response to the significant market pressure on the industry. Mergers and acquisitions in the pharma, medical and biotech sector hit a new record in 2015, with transactions reaching $575 billion globally ($380 billion in 2014)d and with 530 deals in the sector in the US alone.e The consumer healthcare market also remains highly competitive with several high profile deals in 2015.

Footnotes

d	MergerMarket. Global and regional M&A: 2015 (page 3)
e	MergerMarket. Global and regional M&A: 2015 (page 9)

10  GSK Annual Report 2015

Our business model

Our success depends on our ability to research and

develop innovative healthcare products and make

them accessible to as many people as possible.

To deliver our mission, we must align all our inputs behind our strategic priorities. We harness our primary inputs set out below, to strengthen our ability to make products that satisfy unmet needs, offer cost effective healthcare options to our customers, and increase access to our vaccines, medicines and consumer healthcare products.

Our business model is designed to deliver a range of outputs for patients, shareholders and society. In addition to direct benefits for patients, consumers and shareholders, a successful business will help build strong societies and make direct and indirect contributions in the countries where it operates through tax, employment and charitable support.

If we do this well, it will lead to profitable and sustainable performance. In turn this allows us to generate value and returns for our shareholders and enables us to reinvest in the business.

GSK Annual Report 2015 11

Our strategic priorities

Our strategy is designed to generate improved sales

and earnings growth, sustainable returns to shareholders

and benefits to patients and consumers.

Our strategic priorities	Our strategic progress in 2015

A balanced business

Create a balanced business and product portfolio, capable of delivering sustainable sales and earnings growth, centred on three businesses of Pharmaceuticals, Vaccines, and Consumer Healthcare.

 Read more on pages 22, 28 and 36.

Novartis transaction completed, significantly strengthening our Vaccines and Consumer Healthcare businesses.

Strong performance of new Pharmaceutical and Vaccine products with £2 billion sales in 2015.

Successful OTC launch of Flonase Allergy Relief in the US.

More products of value

Research and develop high quality, innovative products that offer valuable improvements in treatment for patients, consumers and healthcare providers.

 Read more on pages 22, 29 and 36.

Launch in US of Nucala for eosinophilic asthma, and approval in Europe.

Positive phase III data for Shingrix, our candidate shingles vaccine.

Filed first gene therapy for rare disease (ADA-SCID) in Europe.

Our operating model

Transform how we operate to reduce complexity, increase efficiency and free up resources to reinvest elsewhere in the business, or return to shareholders wherever we see the most attractive returns.

 Read more on pages 25, 31 and 37.

Integration and restructuring cost savings on track.

53 Pharmaceuticals and Consumer Healthcare markets live on GSK’s global ERP system since the first ‘go live’ in August 2011.

Consumer Healthcare supply achieved average service levels of 93% OTIF (on time in full).*

100% on time supply for all key new pharmaceutical product introduction launches in 2015 across all markets.

* Legacy GSK brands

Being a responsible business is central to our strategy, and how we deliver success is just as important as what we achieve.

We ensure our values are embedded in our culture and decision making to help us better meet the expectations of society.

 Read more on pages 38 to 49.

Malaria candidate vaccine, (RTS,S) received a positive opinion from European regulators.

Continued to transform commercial model to drive growth and build trust, reshaping our relationships with healthcare professionals and implementing a new sales force compensation approach.

12  GSK Annual Report 2015

Key challenges in 2015	Our performance in 2015	Our future priorities
●

Continued pricing pressure in the US and Europe.

Changes in US market dynamics impacting speed of uptake of new product launches.

Slowing emerging market economies.

  Read more about our global marketplace on pages 8 to 10.

£23.9bn Group turnover

Deliver 2016 earnings guidance for core EPS percentage growth to reach double digits CER.

Drive sales of new products to meet target of £6 billion in annual turnover.*

Group core EPS of mid-to-high single digit CAGR growth on a CER basis over the five year period 2016-2020.*

*  At its Investor event on 6 May 2015, GSK outlined a series of expectations for its performance over the five year period 2016-2020. See inside back cover.

75.7[p] Core earnings per share* * A reconciliation of total results to core results is set out on page 62.
●

Ensure continued focus on R&D delivery during ongoing restructuring programme including site rationalisation.

Integration of Novartis’ vaccines pipeline.

SUMMIT study did not show statistically significant mortality benefit from Relvar/ Breo Ellipta in COPD patients.

~40 new potential medicines and vaccines in our pipeline profiled at R&D event* * GSK R&D event on 3 November 2015.

File for approval key products including Shingrix, Benlysta subcutaneous, sirukumab and closed triple (EU) in 2016.

Deliver up to 10 phase III starts and up to 20 phase II starts in 2016/7.

Complete integration of BMS pipeline of HIV medicines.

~13% estimated internal rate of return on R&D investment
●

Complexity of integrating 12,000 employees into Consumer Healthcare and Vaccines businesses.

Rolling out new systems (eg ERP) at scale across many markets.

Transfer of marketed Oncology products to Novartis.

  Read more about our approach to risk on pages 16 and 17, and our global marketplace on pages 8 to 10.

£1.0bn in incremental annual cost savings delivered in 2015

Deliver incremental annual savings of £0.8 billion in 2016, £0.6 billion in 2017 bringing the total to £3 billion annual savings by end 2017.*

Continue to streamline product portfolio, reduce complexity in formulations and packaging formats, and embed common processes and platforms.

Integrate reporting systems following Novartis transaction.

*  £1.6 billion savings achieved as at 31 December 2015.

27% reduction in number of pharmaceuticals pack variants (against 2012 baseline)
●

Reducing value chain carbon emissions while demand for products with a high carbon footprint, such as Ventolin, is increasing.

Strengthening our values-based culture and further encouraging the reporting of any concerns.

Change programme to transform our commercial model.

82% Dow Jones Sustainability Index score

Support the delivery of our malaria vaccine at a not-for-profit price through key partnerships.

Continue to enhance governance, compliance and quality through proactive risk management and quality-led culture.

Continue to improve leadership effectiveness and quality of talent.

1st We have led the Access to Medicine Index since 2008

GSK Annual Report 2015 13

How we performed

We measure our performance against a number

of key performance indicators and the remuneration

of our executives is based on many of these.

14  GSK Annual Report 2015

Footnote

a	We use a number of adjusted measures to report the performance of our business, as described on page 54. These include core results, which are used by management for planning and reporting purposes and may not be directly comparable with similarly described measures used by other companies.

GSK Annual Report 2015 15

Our approach to risk

Rigorous and consistent risk management processes and systems help us assure the integrity of our business operations.

Effective risk management is key to sustainable business success. Our established risk management framework, coupled with our internal controls, helps us maintain our focus on managing the principal risks affecting our business.

The principal risks listed in the table opposite are those we believe could cause our results to differ materially from expected and historical results. They are also the risks that may significantly impact our strategic priorities of Grow, Deliver and Simplify. Our Corporate Executive Team review the principal risks annually in the fourth quarter to assure appropriateness for the following year. In 2015, it was agreed to consolidate the reporting and descriptions of a number of principal risks to align with how these are managed across the business, this consolidated list is reported opposite.

Within the table, we have summarised how we define each risk and our assessment of the change in risk during 2015. This assessment is based on the external environment in which we operate, our business operations and the impact of our internal controls on the severity of the risk in the period. Our risk exposure is continually reviewed by senior management and is therefore subject to change as a result of internal and external factors, future events or otherwise. For full details on the definition, context, potential impact and mitigating activities see pages 231 to 240.

Progress in 2015

We established a Global Risk Management Office to help drive best practices and standards across the business. Its remit includes standardising our methodology for managing the principal risks and identifying significant emerging risks to our business.

We continued to evolve our anti-bribery and corruption team, with enhanced resourcing and focus, with a remit that includes third party oversight (TPO). We also commissioned external assessors to evaluate our highest risk suppliers and distributors.

Building on efforts in 2014, we enhanced and standardised our approach to regional reviews of our internal controls, with our Pharmaceuticals business the first to be assessed using our new approach. The annual reviews, which enable us to confirm that company standards, local laws and regulations are understood and adhered to, will take place in all our businesses in 2016.

Our viability statement on page 52 sets out our assessment of the prospects of the Group over the next three years, and has been made with reference to, amongst other things, our principal risks and how these are managed.

Principal risk and definition

Patient safety Failure to appropriately collect, review, follow up, or report adverse events from all potential sources, and to act on any relevant findings in a timely manner.
Intellectual property Failure to appropriately secure and protect intellectual property rights.

Product quality

Failure to comply with current Good Manufacturing Practices (cGMP) or inadequate controls and governance of quality in the supply chain covering supplier standards, manufacturing and distribution of products.

Financial control and reporting

Failure to comply with current tax law or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation; failure to maintain adequate governance and oversight over third-party relationships.

Anti-Bribery and Corruption (ABAC) Failure to prevent GSK employees and third parties not complying with our ABAC principles and standards, as well as with all applicable legislation.

Commercialisation

Failure to execute business strategies, or manage competitive opportunities or threats effectively and in accordance with the letter and spirit of legal, industry and company requirements.

Research practices

Failure to adequately conduct ethical and sound preclinical and clinical research. In addition, failure to engage in scientific activities that are consistent with the letter and spirit of the law, industry, or the Group’s requirements.

Environment, Health and Safety and Sustainability (EHSS) Failure to manage EHSS risks in line with our objectives and policies and with relevant laws and regulations.
Information protection Failure to protect and maintain access to critical or sensitive computer systems or information.
Crisis and continuity management Inability to recover and sustain critical operations, including key supply chains, following a disruption, or to respond to a crisis incident, in a timely manner.

16  GSK Annual Report 2015

How we manage the risk and our assessment of the change in risk during 2015 Increased risk No change to risk Decreased risk

Our Chief Medical Officer leads a large Global Safety and Pharmacovigilance team, which maintains global policies to guide our employees.

This risk remains of paramount focus for us and we have mature and rigorous controls in place to manage it.

Our Global Patents group continually analyses changes in patent laws and regulations and ensures that they are incorporated into our processes.

Our continued focus on ensuring we have robust and effective processes in place has meant that our assessment of this risk has not changed from 2014.

Our Chief Product Quality Officer is accountable for our Quality Management System including implementation of associated policies and leading our global network of Quality Councils.

In our view, this risk has continued to escalate due to increased regulations and sanctions across all companies in our sector. In response, we have significantly invested in, reinforced and strengthened the quality culture of the organisation.

Our Chief Financial Officer and Group Financial Controller oversee our internal controls relating to financial information and reporting, tax and treasury.

We introduced additional resources and monitoring to ensure that robust financial controls were maintained during 2015, effectively managing risks while the initial phase of integrating the former Novartis’ businesses into our control and reporting framework were implemented, and the ongoing transformation and upgrade to our financial systems and processes continued. Additional risk mitigation was introduced by amending the programme timelines of the ongoing system upgrades.

We have an extensive global ABAC programme, policy and procedure, which includes training of all our employees.

Whilst this risk remained significant to GSK in 2015, the continuous improvements in our compliance training programmes as well as a review and reduction of our presence in a number of ‘high risk’ markets, manage the bribery and corruption risk exposure presented through our global business operations.

We have a single global standard for promotional and marketing activities for GSK products to which all employees including third parties acting on our behalf must comply.

In 2015 we introduced changes to how we engage with healthcare providers and implemented a new sales force incentive model globally, which we believe has decreased the level of risk. Our business is also structured to provide access to fast growing demand for healthcare and a balanced exposure to future changes in the industry environment.

We have governance systems and controls to oversee our clinical trial research, use of biological samples, and data integrity in all of our key systems.

While there is continued focus on regulatory inspections, we have in place established quality assurance programmes ensuring we have continued adherence to regulatory requirements.

We have global EHSS standards that support clear policies which all employees are trained on.

We believe the overall management of EHSS risk remains effective. GSK is reducing risk in both employee harm and traditional enterprise disruption categories such as process safety at our high risk chemical manufacturing facilities.

Our Chief Information Security Officer oversees our global information policy and programme and regularly assesses changes by monitoring both our internal systems and the external environment.

We believe this risk has increased for all major companies during the year including ourselves, due to the prominence of external threats. Internally, we continue to invest in improving capabilities and technological solutions to counter this threat.

Our Crisis and Continuity Management (CCM) governance board, supported by a team of CCM experts ensure that critical business operations have plans in place.

Potential disruptions to our business will continue to be a risk, but we have established governance boards within each of our businesses and continue to learn from plan activations, enabling us to continue to drive improvements in our programme.

GSK Annual Report 2015 17

Our Pharmaceuticals business discovers, develops and commercialises medicines to treat a broad range of the world’s most common acute and chronic diseases.

In numbers
c.60,000 number of employees[a]
£2.3bn core R&D spend in 2015
c.2 billion packs of medicine produced in 2015
~40 around 40 new potential medicines and vaccines in our pipeline profiled at R&D event[b]

a	Including GMS, R&D and dedicated support functions staff.
b	GSK R&D event on 3 November 2015.

GSK Annual Report 2015 19

Pharmaceuticals

2015 performance

summary

£14.2bn

Turnover

-7%

Reported sales growth CER

-1%

Pro-forma sales growth CER

£4.3bn

Core operating profit

Our Pharmaceuticals portfolio is made up of innovative and established medicines and we hold leading global positions in respiratory disease and HIV. This is underpinned by our innovative Pharmaceuticals R&D organisation which drives the discovery and development in several core areas of research: HIV and infectious diseases, oncology, immuno-inflammation, respiratory and rare diseases.

Respiratory

We have the most extensive portfolio of respiratory products in the industry. Seretide/Advair remains the world’s best selling branded respiratory product and we continue to lead scientific innovation in this area, working to ensure patients receive the most effective therapy possible through the most convenient devices.

Over the past three years we have significantly broadened and strengthened our respiratory portfolio with the launch of Relvar/Breo Ellipta, Anoro Ellipta, Incruse Ellipta and Arnuity Ellipta.

All these medicines are administered using our easy to use, patented dry powder inhaler, Ellipta.

We have strengthened our respiratory portfolio and are researching next-generation treatments with potential to alter the fundamental course of disease

We are focused on successfully transitioning to this new portfolio and accelerating growth of these products and our expectation is that by 2020, nine products are expected to account for approximately 90% of sales in respiratory, compared to four in 2015.

We are targeting research at a portfolio of potential next-generation treatments for respiratory disease, beyond the current approach with inhaled medicines. In 2015, we launched Nucala (mepolizumab), GSK’s first injectable biologic for severe asthma. Multiple other potential medicines targeting the underlying causes of respiratory disease are also in development.

20  GSK Annual Report 2015

HIV

We also have a strong presence in HIV. Our global HIV business which is managed through ViiV Healthcare, a company majority, 78.3% owned by GSK, with Pfizer and Shionogi as the other shareholders, is one of the leading HIV companies in the world.

The strong recent performance of our HIV business is principally led by Tivicay (dolutegravir), an innovative integrase strand transfer inhibitor, and by the single-pill treatment Triumeq – a combination of dolutegravir, abacavir and lamivudine.

We have a significant HIV R&D pipeline and are exploring new therapies for patients that could potentially enable long-term HIV control through infrequent dosing.

In early 2016, ViiV Healthcare acquired Bristol-Myers Squibb’s late stage HIV R&D assets and portfolio of preclinical and discovery stage HIV research assets. The acquisitions are expected to strengthen the Group’s leadership in HIV, and provide us with further new opportunities for growth.

Specialty and Established Products

In addition to respiratory and HIV, we sell several other innovative pharmaceutical products, including Benlysta, for the treatment of lupus disease, and Tanzeum/Eperzan, for Type 2 diabetes.

Our Established Products portfolio includes mature medicines in the areas of anti-infectives, allergy, central nervous system, dermatology, respiratory and urology. These products are an important part of our Emerging Markets business – where we sell 40% more by volume than our second largest competitor.

Advancing treatments to benefit people living with HIV

Tivicay has been prescribed to more than 105,000 people living with HIV since it was launched in August 2013, and Triumeq to more than 75,000 since August 2014.

Their strong sales momentum, totalling £1.3bn in 2015, positively supported our Pharmaceuticals business. In the US and many other countries, their performance has now overtaken previously leading third agents. Building on this success, Japan is the first country where ViiV Healthcare has now established a leadership position as the country’s largest HIV company.

As we continue to evolve the way we engage with healthcare professionals, our Tivicay and Triumeq launches have also demonstrated how digital communication can enhance our interactions with them.

Our rapid digital launch campaign saw open (64%) and click through rates (34%), which were significantly above the industry average. This digital focus, which has been positively commented on by customers, remains a key priority.

Access to our HIV treatments is a major focus and is reflected in the regulatory strategy we are taking for our dolutegravir-based regimen. We are seeking regulatory approval of these products in as many countries as possible as well as facilitating the approval process of generic versions of dolutegravir in countries where the need is most pressing.

2015 saw the first filing of a generic dolutegravir by Aurobindo, supported by ViiV Healthcare’s partnership with the Clinton Health Access Initiative. In 2015, ViiV Healthcare also signed an innovative manufacturing partnership with Desano Pharmaceuticals to enable the competitive supply of dolutegravir in China and a number of developing countries. By the end of 2015, Tivicay was available in 61 countries and Triumeq in 30.

>105,000

Tivicay has been prescribed to more than 105,000 people living with HIV since it was launched in August 2013

GSK Annual Report 2015 21

Pharmaceuticals continued

New Pharmaceutical product sales in 2015 more than offset the decline in Seretide/Advair of £548 million

Grow

2015 performance summary

In 2015, new products made an increasing contribution particularly in respiratory and HIV. Restructuring of the Pharmaceuticals cost base also continued.

Reported Pharmaceutical sales were £14,166 million, down 7% CER, primarily reflecting the disposal of marketed oncology products. Adjusting for the disposal, pro-forma turnover declined 1%, reflecting a 7% decline in respiratory sales and a 15% decline in sales of Established Products. This was largely offset by the growth in new Pharmaceutical products which had sales of £1,713 million, an increase of £1,284 million. Strong performance from HIV products, Triumeq and Tivicay, together with an acceleration in sales of new respiratory products helped deliver this performance.

New Pharmaceutical product sales more than offset the decline in Seretide/Advair of £548 million. Global Seretide/Advair sales were £3.7 billion, down approximately 30% from their peak in 2013.

In 2015, we made significant changes to further modernise our commercial model. We stopped paying healthcare professionals (HCPs) to speak about our products and instead have recruited a number of in-house medical experts. In addition, we have increased our digital communications with HCPs through webinars and ‘click to chat’ facilities enabling HCPs to talk in real time to GSK medical experts. Reactions from our customers has been very positive and we believe these changes offer GSK a source of a competitive advantage.

Deliver

Pharmaceuticals pipeline progress

In 2015, we continued to progress our Pharmaceutical R&D pipeline, which we believe offers significant opportunity to drive the long-term performance of the Group.

Our late stage pipeline delivered a new and first-in-class medicine, with the approval in the US and Europe of Nucala, our anti-IL-5 monoclonal antibody for the treatment of severe asthma with eosinophilic inflammation. The indication for Breo Ellipta was also expanded in the US with approval for the treatment of adults with asthma.

In rare diseases, we filed for European approval of Strimvelis, a gene therapy to treat patients with adenosine deaminase severe combined immunodeficiency syndrome (ADA-SCID) – if approved it will be the first corrective gene therapy to be approved anywhere in the world.

In immuno-inflammation positive results were achieved in phase III studies investigating subcutaneous Benlysta (lupus) and sirukumab (rheumatoid arthritis), with regulatory filings expected for both medicines in 2016.

We received data in 2015 from SUMMIT, the Study to Understand Mortality and MorbidITy in COPD. While SUMMIT did not achieve statistical significance on the primary endpoint, data generated from the study will inform the overall profile of the medicine and are expected to be submitted to authorities for label updates.

Read more in the Group financial review on pages 50 to 72.

22  GSK Annual Report 2015

In 2015, we began phase III studies investigating our closed triple ICS/LAMA/ LABA combination treatment (COPD), dolutegravir in combination with Janssen’s rilpivirine (HIV infection), sirukumab (giant cell arteritis) and retosiban (pre-term labour). We stopped development of losmapimod as an anti-inflammatory agent for patients with acute coronary syndrome, when an interim analysis of data from an ongoing phase III trial failed to show an efficacy signal. As per the stepwise trial design, this interim review enabled us to limit further investment in the study.

Deep portfolio of innovation

In 2015, we profiled a portfolio of innovative medicines, focused across five core areas of pharmaceuticals research – HIV and infectious diseases, respiratory, oncology, immuno-inflammation and rare diseases – and vaccines R&D (see separate section). In total around 40 new potential medicines and vaccines were profiled, supporting the Group’s outlook for growth in the period 2016-2020 and the significant opportunity our Group has to create value beyond 2020.

We believe approximately 80% of the medicines reviewed have the potential to be first-in-class with novel mechanisms of action. As a result, many may offer benefits beyond current standards of care and, in some cases, could radically transform how patients are treated.

In developing this portfolio of innovative medicines we have focused on targeting immune mechanisms that could alter the fundamental course of diseases, modify disease progression and present us with opportunities to achieve remission and functional cures. We are developing simplified treatment regimens and a potential new generation of long-acting medicines to provide long-term control and improve treatment outcomes for patients. Next generation technology platforms are also being used by our scientists, to increase our understanding of fundamental disease mechanisms so we can develop new approaches to disease management and control.

Two decades of innovative science delivers the first biologic treatment for severe eosinophilic asthma patients

This year’s US and EU regulatory approvals for our severe asthma treatment Nucala (mepolizumab) were key milestones in a long journey of discovery.

Nucala, GSK’s first injectable respiratory biologic therapy, was identified as a potential respiratory treatment in 1995. At that time, we were considering it as a treatment for mild to moderate asthma. However, initial results in this patient group were disappointing.

Our R&D team did not give up on mepolizumab. We believed it had great potential if we could use emerging science to identify which patients could benefit most.

Aided by a growing understanding about the causes of asthma, in particular the role of the eosinophil – a type of white blood cell that can cause inflammation in the lungs – we focused our research to look specifically at severe eosinophilic asthma patients.

Less than 10% of asthma patients have severe asthma and a proportion of these have severe eosinophilic asthma. Many struggle to control their asthma despite medication, experiencing frequent asthma attacks and regular hospitalisation. They are some of the hardest to treat patients and the condition often results in a disproportionately high burden on the patients and healthcare systems.

With nine studies involving over 1,300 people, our research has allowed us to better understand the specific role eosinophils play in severe asthma and has led to the approval of the first-in-class approved targeted treatment for severe eosinophilic asthma patients.

1st first-in-class biologic therapy that targets the IL-5 antibody

GSK Annual Report 2015 23

Pharmaceuticals continued

Our scientists are using next generation technology platforms to increase our understanding of fundamental disease mechanisms so we can develop new approaches to disease management and control

Notable advances within our Pharmaceutical R&D portfolio include potential leading-edge molecules in the field of epigenetics and immuno-oncology for the treatment of cancer, the next generation of respiratory medicines beyond inhaled treatments and a portfolio of new antibodies for inflammatory diseases including rheumatoid arthritis, autoimmune diseases and osteoarthritis. We are investigating potential new options for long-term control and prevention of HIV, opportunities designed to cure or induce long-term remission in both Hepatitis B and C and, in Rare Diseases, potential breakthrough cell and gene therapies.

2016/2017 milestones

In 2016/2017 we expect a number of significant development milestones in our Pharmaceuticals and Vaccines pipelines with up to ten regulatory filings including Shingrix (shingles vaccine), sirukumab (rheumatoid arthritis), subcutaneous Benlysta (lupus) and our closed triple ICS/LAMA/LABA combination treatment in COPD (EU).

We also expect up to ten phase III starts, including cabotegravir (HIV), daprodustat (anaemia) and our pentavalent candidate vaccine for the prevention of meningococcal meningitis, Men ABCWY, and up to 20 phase II starts in immuno-inflammation, oncology, respiratory and infectious diseases.

In total, we have the potential to file up to 20 assets with the regulators by 2020, and between 2021 and 2025 up to 20 additional innovative assets now in clinical development.

Pharmaceuticals R&D approach

We are highly selective with our R&D, investing only in areas where we see the best opportunities, having considered patient need, the market opportunity and scientific understanding. We are also committed to improving our R&D productivity, so we can develop more innovative new medicines and vaccines with greater efficiency.

In 2009, we committed to publishing our estimated R&D internal rate of return (IRR), based on the investment made in our late stage pipeline and our expectations regarding long-term sales performance. This was estimated to be 11% in 2009 and 2011, and 13% in 2013. Applying the same methodology, the estimated IRR in 2015 has remained at 13%.

24  GSK Annual Report 2015

Collaboration with external partners is a critical component of our R&D strategy, enabling us to access and increase our understanding of new areas of science and share the risk of development

Our early research efforts are centred around discovery performance units (DPUs). These nimble, personalised units, with their own budgets and so greater accountability for their projects, are far removed from the traditional hierarchical R&D business model. They help us to maintain flexibility in our research investment, while focusing on the most promising scientific opportunities – to drive and accelerate drug discovery output. Today we have around 30 DPUs, of which two thirds are from the original units established in 2009.

The responsibility for guiding an investigational medicine through the later development stages to filing with regulators rests with our medicines development teams, which are small units of six to 10 people.

We have also partnered with more than 1,500 organisations around the world, including academic institutions, public-private partnerships and other pharmaceutical and biotechnology companies. Such collaboration with external partners is a critical component of our R&D strategy, enabling us to access and increase our understanding of new areas of science and share the risk of development. As a result of this collaborative culture within GSK R&D, we estimate around 60% of the new molecular entities (NMEs) currently in clinical development were discovered internally and 40% from collaborations and external partners.

The great time and cost involved in drug discovery and development make it essential that we are highly selective in investing and focusing our resources. The R&D executive team oversees strategic issues and overall budget management across R&D, while robust governance boards manage investment, technical, scientific and commercial decisions through the life cycle of R&D and once a new medicine has launched.

Simplify

Progress on simplifying the business

In 2015, we significantly reshaped our Pharmaceuticals business, and continued to reduce supply chain complexity, while retaining our commitment to quality. We have rescaled the commercial operations, global support functions, R&D and manufacturing that support this business.

Our supply chain improvement programme aims to deliver industry-leading levels of performance. Since 2012, this programme has delivered significant savings through procurement excellence (how and what we buy), logistics (distribution), portfolio optimisation – reducing the number of pharmaceutical pack variants by 27% (against the 2012 baseline), and streamlining our external supply network by 35%.

We have strengthened our logistics operations by establishing five regional supply and demand hubs, enabling more efficient use of our warehouses and transport reducing ‘cost to serve’ by £136 million.

The ongoing roll-out of our Enterprise Resource Planning (ERP) system across our commercial markets and manufacturing sites is a critical part of our transformation. Coupled with new planning capabilities, this increases end-to-end visibility and control, helping ensure supply and demand are robust and aligned. These changes will help improve service to our patients and consumers.

Cost savings generated from

Pharmaceuticals restructuring will support delivery of £3 billion annual savings for the Group by the end of 2017.

Together with the improved performance of new products, this restructuring will improve the flexibility of our cost base and allow us to offset the headwinds to our operating margin from the continued decline in Seretide/Advair and other older products, while also supporting enhanced investments behind our new products the growth of which is key to deliver on our expected medium-term outlook to 2020 for the Pharmaceuticals business.

We are committed to meeting the highest standards through stringent quality control and quality assurance processes. Our medicines and vaccines are manufactured according to Good Manufacturing Practice (cGMP) regulations, and our internal quality management system. In 2015, we had 86 regulatory inspections, and the vast majority concluded with satisfactory outcomes. We are working with regulators to bring those inspections with remaining concerns to an acceptable conclusion. In August 2015, following a US Food and Drug Administration (FDA) re-inspection, the 2014 warning letter relating to our Cork manufacturing site was lifted.

GSK Annual Report 2015 25

Our Vaccines business is

one of the largest in the

world. We develop and make

vaccines that protect against

a wide range of diseases.

In numbers
c.15,000 number of employees[a]
£0.5bn core R&D spend in 2015
39 licensed vaccines protecting against 21 diseases
c.1.9 million vaccines delivered every day
15 candidate vaccines in our pipeline

a	Including GMS, R&D and dedicated support functions staff.

GSK Annual Report 2015 27

Vaccines

2015 performance

summary

£3.7bn Turnover

+19% Reported sales growth CER
+3% Pro-forma sales growth CER

£1.0bn Core operating profit

Our Vaccines portfolio is the broadest of any vaccines company. We make available 39 paediatric, adolescent, adult and travel vaccines that protect against 21 different diseases, including: hepatitis, influenza, pneumococcal disease, rotavirus and cervical cancer.

With the addition of the Novartis portfolio we gained two vaccines for the prevention of meningitis, Menveo, which is approved in the US for babies above two months and is marketed in 62 countries worldwide, and Bexsero, a new meningitis B vaccine currently available in 38 countries.

Our new vaccine R&D pipeline brings together expertise in virology, bacterial infection and different technological platforms. We have 15 candidate vaccines in development against diseases including shingles, meningitis, RSV, Group B strep and chronic obstructive pulmonary disease (COPD) exacerbations.

The expansion of our portfolio has boosted our offering around the world, notably in the US, where Novartis had a strong presence and track record of regulatory approvals. GSK’s significant presence in emerging and developing countries is also providing new opportunities for the introduction and growth of newly acquired vaccines.

For many years, we have used a ‘tiered pricing’ approach for our vaccines, based on gross national income, which enables countries to maintain and expand their commitment to immunisation as their economies grow. We are one of the largest contributors to Gavi, the Vaccine Alliance, a public-private partnership to improve access to vaccines in developing countries. For more about our efforts to improve access to our medicines and vaccines, see our Responsible business section on page 38.

Grow

2015 performance summary

Reported Vaccines sales grew 19% to £3,657 million with the US up 24%, Europe up 23% and International up 12%, as the business benefited from sales of the newly acquired products. On a pro-forma basis sales grew 3% with good contributions from Rotarix, Fluarix/FluLaval and Boostrix. In addition, we saw rapid sales growth of our new meningitis vaccine portfolio, Menveo and Bexsero, with sales up 43% pro-forma to £275 million. Notable was the decision made by the UK’s National Health Service to include Bexsero in its national immunisation programme. Overall, growth was partly offset by declines in pro-forma sales of hepatitis A vaccines and Infanrix/ Pediarix. Sales were also impacted during the year by higher trade inventories inherited with the newly acquired vaccines in some international markets.

Read more in the Group financial review on pages 50 to 72.

In 2015, we continued to make progress in our promising pipeline that will support future growth in our Vaccines business

28  GSK Annual Report 2015

Deliver

Vaccines pipeline progress in 2015

Our Vaccine R&D work focuses on discovering and developing new prophylactic and therapeutic vaccines to help protect and treat people against serious diseases. We currently have 15 candidate vaccines in early, mid and late-stage development against a range of diseases.

In 2015, we reported further positive pivotal phase III trial data in adults over 70 for our most advanced candidate, Shingrix, for the prevention of shingles. We intend to file global regulatory applications for Shingrix in the second half of 2016.

We also received a positive scientific opinion from the European regulators for our malaria vaccine, Mosquirix, for children aged six weeks to 17 months. Mosquirix is the first vaccine for malaria to reach this milestone. Additionally, this was the first regulatory review of our AS01 adjuvant technology, which is also used in Shingrix. For more about our malaria vaccine, see our Responsible business section on page 38.

We continue to progress our paediatric vaccine for measles, mumps and rubella through an additional phase III trial which is required to achieve registration of the vaccine in the US.

Vaccines innovation

In November 2015, we profiled a number of promising earlier stage assets in our vaccines pipeline. Our pentavalent candidate vaccine for the prevention of meningococcal meningitis, Men ABCWY, which combines two existing GSK meningococcal meningitis vaccines, is in advanced phase II development, with phase III studies planned for start in 2017.

We have two novel candidate vaccines in phase II clinical development against respiratory syncytial virus (RSV) a common cause of bronchiolitis and pneumonia in infants that can lead to hospitalisation and an enhanced risk of severe asthma: one a paediatric RSV vaccine that uses a genetically engineered recombinant chimpanzee adenovirus – the same carrier used in our Ebola vaccine candidate and the second a glycoprotein RSV vaccine given to pregnant women that may provide infants with protective maternally-derived RSV-neutralising antibodies.

We reported further positive pivotal phase III trial data in adults over 70 for our most advanced candidate, Shingrix, for the prevention of shingles. We intend to file global regulatory applications for Shingrix in the second half of 2016

GSK Annual Report 2015 29

Vaccines continued

We are exploring a maternal immunisation approach with our candidate vaccine in phase II development to prevent group B streptococcus (GBS), a leading cause of pneumonia, meningitis and sepsis that affects about one in 2,500 births in the US. In addition, we have a candidate vaccine in a phase II clinical proof of concept study for the prevention of exacerbations in chronic obstructive pulmonary disease (COPD).

We continue to work with our partners to accelerate development of our Ebola candidate vaccine to help prevent future disease outbreaks. Our candidate vaccine is being tested in phase II clinical trials in five countries in West Africa. We are discussing potential regulatory pathways to file the candidate vaccine for approval with the FDA and other agencies.

Investment and governance

We are highly selective in how we invest and focus our resources in vaccines discovery and development.

We prioritise our investment to meet the needs of patients and address some of the biggest remaining global health challenges. Our core vaccine R&D investment in 2015 was £525 million, up 18.5% from 2014. We have more than 2,000 scientists working across our vaccine R&D organisation.

Oversight for the key decisions we make during the vaccines development process rests with the Vaccine Research and Development Board (VRDB) which reviews the R&D project strategy and advises on scientific and technical matters, and the Vaccine Investment Board (VIB), which makes the final decision on whether to invest in a project, commercial opportunity and portfolio fit.

We continue to expand our early stage pipeline and strengthen our expertise with targeted investments. For example, our acquisition of GlycoVaxyn in February 2015 with its innovative biological conjugation platform technology supports our efforts to develop new vaccines for a range of bacterial diseases.

Impressive trial results prepare ground for new shingles vaccine

Our new candidate vaccine Shingrix demonstrated long-lasting and effective protection against the pain and discomfort of shingles in pivotal phase III studies.

Shingles sufferers develop a painful itchy rash, which often turns into blisters, on one side of their body. Up to 30% also develop postherpetic neuralgia (PHN), an intense and distressing pain that can last up to three months after a shingles rash appears. Other possible complications include scarring, eyesight problems, secondary infection and nerve palsies.

Nine out of 10 people, that is all those who have had chicken pox, are at risk from shingles. However the disease particularly affects adults over 50, with more than 50% of those over 85 likely to have the disease in their lifetime. Individuals with compromised immune systems, such as cancer patients undergoing chemotherapy or people with HIV, are also especially susceptible.

Shingrix demonstrated its great potential in trials involving 37,000 people from all over the world. October 2015 pivotal phase III study results showed it was 90% effective against shingles and 89% effective against PHN in people over 70.

The findings echoed earlier pivotal phase III study results showing 97% efficacy against shingles and 91% for PHN among the over-50s. The findings also showed that, not only was the candidate vaccine effective for all ages, but that its effectiveness remained constant for four years after it was administered. This is a significant improvement on the existing vaccine, which is less effective for the very elderly and reduces in efficacy over time.

Following our successful trial results, later in 2016 we intend to begin filing applications for Shingrix for the prevention of shingles with regulators in North America, Japan and Europe. With Shingrix trials also ongoing for people with compromised immune systems, we hope to be able to file a regulatory application for this group of patients in 2018.

30  GSK Annual Report 2015

Simplify

Progress on simplifying the business

During 2015, we made substantial progress in integrating the new Novartis business which acted as a catalyst to further simplify our Vaccines operating model, strengthen our manufacturing network, and reduce supply costs. These changes will help to deliver the annual cost savings we set out in 2015 by 2017, and will help us deliver our target operating margin of at least 30% by 2020. Incremental annual cost savings in 2015, helped to increase the pro-forma operating profit margin by 0.8% on a CER basis to 26.4%.

As part of the complex integration programme we completed all regulatory-required divestments under the transaction including the divestment of our meningitis vaccines, Nimenrix and Mencevax. We have also begun a restructuring programme to remove any duplication of infrastructure and roles.

Investing in our supply chain

GSK has 17 vaccines manufacturing sites strategically positioned around the world. This broad and diversified footprint gives us greater manufacturing capacity, efficiency and flexibility. In 2015, we continued to make significant investments in our manufacturing network in key areas including starting construction of a new hepatitis A facility at Wavre, Belgium and a major capital investment plan for our Rosia, Italy site where our meningitis vaccines are made.

Committed to quality

Our vaccines are manufactured to the highest quality standards, according to current Good Manufacturing Practice (cGMP) regulations. Up to 70% of the time it takes to produce a vaccine is dedicated to quality control. In 2015, we had 49 regulatory inspections, all with satisfactory outcomes. In November 2015, our Ste. Foy facility’s warning letter from the US Food and Drug Administration (FDA) concluded after the FDA found that all remediation activities had been completed satisfactorily.

We have 17 vaccines manufacturing sites around the world and distribute over 1.9 million vaccines every day to people across more than 150 countries

GSK Annual Report 2015 31

Our Consumer Healthcare business has a portfolio of some of the world’s most trusted and well loved brands. Our brands are underpinned by science-based innovation and include Panadol, Voltaren, Horlicks and Sensodyne and have been developed to meet the healthcare needs of consumers worldwide.

In numbers
c.21,000 number of employees[a]
£0.3bn core R&D spend in 2015
No.1 specialist oral care company (by retail sales)
190 servings of Horlicks per second in India as a nutritional supplement

a	Including GMS and dedicated support functions staff.

GSK Annual Report 2015 33

Consumer Healthcare

2015 performance summary

Our Consumer Healthcare business is world leading and represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare listed businesses in India and Nigeria, which are excluded from the Joint Venture.

The business is split almost equally between over the counter (OTC) medicines and fast moving consumer goods (FMCG) brands dedicated to healthcare, across our four categories of Wellness, Oral health, Nutrition and Skin health.

These categories are defined by specific consumer healthcare requirements and have complementary ranges of brands that allow us to evolve with our consumers’ needs.

Our brands are sold in more than 150 countries around the world, with around 40% of sales in emerging markets.

Wellness

In Wellness, our biggest category, we are now an overall global leader and the number one company in 36 countries by retail sales. We have leading global positions in respiratory, cold and flu, nasal decongestants, allergy, smoking cessation and pain management, where we have two of the top four brands – one in systemic (Panadol) and one in topical pain relief (Voltaren).

£6.0bn Turnover
+44% Reported sales growth CER +6% Pro-forma sales growth CER

£0.7bn Core operating profit

34  GSK Annual Report 2015

Oral health

We are a top three company in toothpaste and the number one in specialist oral health, with leading positions in sensitivity, acid erosion, denture care and gum health. Sensodyne is number one ‘as recommended by dentists’ worldwide for sensitivity.

Skin health

We are in the top three globally in medicated skin health, focusing on treating conditions that affect millions of people worldwide, such as cold sores and dry and sensitive skin. Our Abreva and Zovirax brands hold leading positions in some of the world’s largest markets.

Nutrition

Our nutrition business has a particular focus on the Indian subcontinent, where Horlicks is served as a nutritional supplement at a rate of 190 times per second, mainly to children. Horlicks is now ranked the sixth most trusted brand in India across all brands and indications.

Power and Core brands

Our power brands selected from our newly integrated portfolio have been identified as Voltaren, Panadol, Sensodyne, Theraflu, Otrivin, Parodontax and Poligrip: each of which are category leaders with long track records and a higher than average gross margin.

The core brands, including Tums, Flonase, Horlicks and Eno, have many similarities to our power brands but are local or regional opportunities, rather than global.

We are prioritising our investment in R&D, innovation, marketing and commercial execution behind the seven power and 12 core brands.

Our power brands selected from our newly integrated portfolio have been identified as Voltaren, Panadol, Sensodyne, Theraflu, Otrivin, Parodontax and Poligrip: each of which are category leaders with long track records and a higher than average gross margin

GSK Annual Report 2015 35

Consumer Healthcare continued

We have identified a dozen markets where we will prioritise investment in advertising and promotion, capital expenditure, and place top talent. These markets will contribute to two thirds of our growth

Grow

2015 performance summary

Consumer Healthcare sales grew 44% (+6% pro-forma) to £6,028 million. Of note was Sensodyne, which grew double-digits across all regions and is close to generating sales of £1 billion a year. We also had a very successful launch of Flonase Allergy Relief, following our strategy to switch the product from prescription only to OTC.

Reported growth benefited from sales of the newly acquired products, particularly

Voltaren, Otrivin and Theraflu, following the formation of the joint venture with Novartis. Pro-forma growth of 6% was predominantly driven by growth in the Oral health and Wellness categories.

In 2015, 14% of Consumer Healthcare sales were generated from innovation launched within the last three years with more than 30 new-to-market product launches throughout the year.

Our key innovation drivers in the year included Flonase in the US, and Sensodyne Complete in Japan which helped the Sensodyne brand to become the leading toothpaste in the country in 2015.

Other key launches included:

▪  Sensodyne Repair and Protect Whitening

▪  Sensodyne Complete

▪  Fenbid Chewable 200mg

▪  Physiogel Calming Relief range

▪  Theraflu Warming Syrup

 Read more in the Group financial review on pages 50 to 72.

Deliver

We have a strong innovation pipeline across all of our categories and we will continue to prioritise our investment in R&D.

Core R&D investment in Consumer Healthcare in 2015 was £0.3 billion (2014 – £159 million).

Through the integration process, we are investing further in our R&D capabilities, integrating our marketing, scientific, regulatory, technical and medical teams in co-located hubs; in the UK, the US, Switzerland, India, China and Singapore. Going forward a third of our R&D organisation will be based in emerging markets.

We are also building new sensory and packaging lab capabilities to ensure that we capitalise on trends in developments such as flavour or application techniques which can present growth opportunities. For example, we developed a formulation of Horlicks that consumers can mix in cold water, as hot water is not readily available for many people in the Indian subcontinent. A further example is Fenbid Chewable which we launched in China in 2015 as a pain relief product that does not need water.

We also continue to invest in our Shopper Science Lab. This is a state-of-the-art facility that allows us to research our innovative products in both simulated digital and real life environments with our retail partners, to test packaging, claims and our shopper materials.

36  GSK Annual Report 2015

Simplify

Progress on simplifying

the business

We are using the integration process to simplify the organisation, to build a leaner business with a renewed focus on delivering performance, increasing agility and developing a high performance culture. With over 80% of personnel exits in the Consumer Healthcare Joint Venture completed and 54 sites now consolidated, we are making good progress.

These changes will help to deliver the annual cost savings expected from integration, and enables us to deliver our target operating margin of at least 20% by 2020 CER. Incremental annual cost savings in 2015 helped to increase the pro-forma operating profit margin by 1.8% on a CER basis to 11.3%.

Careful planning enabled us to maintain a stable supply chain during the Novartis integration, so there were no disruptions in supply. At the same time we achieved an 8.4% net reduction of pack variants within our product portfolio. In 2015, we had 45 regulatory inspections, all with satisfactory outcomes.

Our average service levels rose to 93% in 2015, from 87% in 2014, due to supply chain improvement programme initiatives, such as investments at our manufacturing sites, enhancements in systems and capacity, and reductions in single-sourced raw materials.

Careful planning enabled us to maintain a stable supply chain during the Novartis integration, so there were no disruptions in supply

The 2015 US debut of Flonase Allergy Relief was the year’s top over-the-counter (OTC) launch

The launch of Flonase Allergy Relief underlined our effective dual capabilities in both pharmaceuticals and fast moving consumer goods (FMCG).

The nasal spray – which was formerly available only on prescription – contains the number one prescribed ingredient for providing temporary relief of hay fever and other upper respiratory allergies.

Reflecting our heritage in respiratory medicines, it is the first OTC spray to relieve both nasal and ocular symptoms and, whereas most allergy treatments target just one histamine, it inhibits six key substances.

Our partnership with retailers enabled us to secure a strong presence in store with 23 miles of shelf space and almost one million point-of-sale devices. An integrated consumer marketing campaign worked simultaneously to engage shoppers.

Within just a few months of launch Flonase captured more than 11% of the adult allergy product market and was the third leading brand in the category.

It was also the leading allergy brand ‘recommended by’ both doctors and allergists and the number one ‘recommended by pharmacists’ nasal allergy brand.

This strong performance was aided by Flonase’s expert digital marketing campaign, which achieved striking results across the leading social media channels.

11% Within a few months of the US launch, Flonase captured more than 11% of the adult allergy product market

GSK Annual Report 2015 37

Being a responsible business is fundamental to GSK and to our strategic priorities. For us, how we do business is as important as the financial results we deliver.

In numbers
11 million people reached through our training of 40,000 frontline health workers in least developed countries since 2009
1.3 million children reached with life-saving immunisation, treatments and other interventions, through our ground-breaking partnership with Save the Children
100% markets operating our new commercial model
c.38,000 employees and family members in 52 countries have access to preventive healthcare through our Partnership for Prevention programme
25% reduction in our operational waste (hazardous and non-hazardous) over the last five years

GSK Annual Report 2015 39

Responsible business Our approach

2015 highlights

£22[m] Partnership with Comic Relief to fight malaria
10 Extended our price freeze commitment to 10 years for countries ‘graduating’ from Gavi support
118 Research proposals submitted to access data from GSK trials

Read more about responsible business at www.gsk.com

Creating value for society

Our success benefits wider society. By developing innovative healthcare products we directly benefit patients and consumers. Our flexible pricing strategy, which allows prices to reflect countries’ ability to pay, and global footprint enables greater access to our medicines and products. By delivering profitable and sustainable business performance, we generate value and returns for our shareholders and can reinvest in the business. Over and above this, wider society benefits as healthy people are essential to building strong, sustainable communities.

We make significant direct and indirect economic contributions to the countries and communities where we operate through tax, our employment of 101,255 people and charitable support. Further detail about our approach to tax is on page 53, and we also publish full details about our position on tax at www.gsk.com.

Our responsible business priorities

GSK’s responsible business priorities sit within the context of the macro-economic and social trends that affect all companies and wider society. These trends present both opportunities and challenges for global healthcare companies like GSK (see page 8).

We report our progress across four areas: Health for all, Our behaviour, Our people, and Our planet. We identified our priorities in these areas by understanding the issues that are most important to our business and to our stakeholders.

Our longer-term commitments across the four areas reflect global health needs and align with GSK’s strategic priorities and our values. In many areas they also support the Global Goals for Sustainable Development. We detail our progress against these commitments in our responsible business supplement, available at www.gsk.com/responsibility.

In 2015, our assessment showed that two commitments are complete, 15 commitments are progressing well, five are on track, and one has more work to do, as shown in the table below.

Progress against our responsible business commitments

Summary commitment	Progress	Summary commitment	Progress

Health for all		Our behaviour

Innovation for unmet medical needs		Ethical conduct

Better access to medicines and vaccines		Promoting values in sales and marketing

Building products to better meet needs		Transparency of clinical research

Reducing child mortality		Rigorous patient and consumer safety

Strengthening healthcare infrastructure		Minimising animal testing

Eliminating and controlling NTDs		Promoting human rights

Fighting malaria		Ensuring ethical interactions

Eradicating polio		Working with third parties

Access to antiretroviral treatment for HIV

Our people		Our planet

Creating inspiring and healthy workplaces		Carbon

Promoting inclusion and diversity		Water

Community volunteering to create change		Waste

Work needed	On track	Progressing well	Completed

40  GSK Annual Report 2015

Health for all Increasing access to healthcare

Our approach

We aim to extend the benefits of our products to more people, no matter where they live or their ability to pay. We target areas of unmet medical need from diseases of the developing world to antibiotics, by stimulating open innovation and collaborating. We are tackling barriers to affordability and accessibility and working to strengthen healthcare systems. In this way we seek to play our part in tackling global health challenges.

Innovation

We are committed to innovation for diseases that disproportionately affect the world’s poorest people, such as malaria, and where society’s need is greatest, such as antibiotics, even though they may not offer the same potential commercial return. Our open innovation model is core to this commitment.

After 30 years of research, we have reached two significant milestones in our journey to develop a vaccine to protect young children from malaria. In July 2015, the European Medicines Agency adopted a positive scientific opinion for our malaria candidate vaccine Mosquirix, or RTS,S, in children aged six weeks to 17 months.

Additionally, the World Health Organisation (WHO) has recommended that RTS,S should be introduced through a pilot roll-out. The WHO is now actively working with financing bodies, and the malaria vaccine clinical trials partnership (including PATH and GSK) to generate support for the pilots, and to finalise the design of the pilot implementation programme.

GSK developed RTS,S, which we will supply at a not-for-profit price, in partnership with the PATH Malaria Vaccine Initiative and with funding from the Bill & Melinda Gates Foundation.

In addition to vaccines and medicines, a comprehensive approach to tackle malaria must include wider preventative measures. Since 2001, we have supported the Africa Malaria Partnership to promote the use of existing interventions, such as bed nets, indoor residual spraying, and anti-malarial treatments. In January 2016, we launched a new £22 million partnership with Comic Relief, a UK-based charity, to fight malaria in five endemic countries.

As well as making new discoveries, we adapt existing products to tackle different health challenges. In October 2015, we submitted a regulatory application to the European Medicines Agency for an antiseptic gel to prevent umbilical cord infections in newborns that we had reformulated from the chlorhexidine solution in our Corsodyl mouthwash. (See case study below.)

Increasing antibiotic resistance is an emerging and urgent public health crisis. We have our own research unit focused on developing the next generation of antibiotics and an active pipeline of potential new medicines in development.

The WHO has recommended that our malaria candidate vaccine, RTS,S, should be introduced through a pilot programme

Our most advanced asset – a topoisomerase inhibitor, gepotidacin (GSK2140944) – has been developed in collaboration with the US government’s Biomedical Advanced Research Development Authority (BARDA). This asset has a novel mechanism of action and the potential to address multiple indications, and is now moving towards phase III studies, following positive phase II results.

Helping more

newborns survive

Three million newborn babies die each year from infection, often when the newly-cut umbilical cord acts as an entry point for bacteria. This issue is exacerbated in developing countries, where many births take place at home.

We have been working to reformulate the antiseptic chlorhexidine solution used in our Corsodyl mouthwash into a gel to prevent umbilical cord infections, using insights and on-the-ground knowledge from Save the Children.

If the European Medicines Agency approves our 2015 regulatory application, we will offer the gel at a not-for-profit price and share our knowledge with others so that it can be manufactured locally.

GSK Annual Report 2015 41

Health for all continued

Since 2010, we have capped the prices of our patented medicines and vaccines in the least developed countries (LDCs) at 25% of developed world prices, as long as our manufacturing costs are covered

Since 2009, our open innovation model has advanced research in such diseases as malaria and tuberculosis and in neglected tropical diseases (NTDs), which affect over one billion people. We have screened more than two million of our compounds to help combat these deadly infectious diseases and, in 2015, published data on high-quality hits against NTDs, initiating new research projects within and outside GSK.

We invite external researchers to utilise our facilities, resources and expertise at our open lab in Tres Cantos, Spain. The lab’s recent progress in NTD research has included developing the first preclinical candidate to treat visceral leishmaniasis and a promising pre-candidate drug to combat Chagas disease.

Open innovation is also central to our Africa non-communicable diseases (NCDs) open lab, launched in 2014. The lab will work in partnership with major funders, academic groups and governments to conduct research into NCDs.

Extending affordability and availability

Six billion people live in emerging markets, 300 million of whom will use healthcare for the first time by 2020. Our flexible pricing strategy seeks to meet their healthcare needs, by providing more products at lower prices. Since 2010, we have capped the prices of our patented medicines and vaccines in the least developed countries (LDCs) at 25% of developed world prices, as long as our manufacturing costs are covered. We also have a tiered pricing approach, where poorer countries pay less.

We offer our lowest vaccine prices to organisations such as Gavi, the Vaccine Alliance, which supports countries with a low gross national income. In 2015, we froze our prices for countries that graduate from Gavi support so they can continue to buy our vaccines at discounted prices for a further decade.

In middle-income countries, where many still live in poverty, our flexible pricing approach enables more people to access our products. In the Philippines, GSK has introduced a card and coupon patient programme, offering discounts of between 10-60% for selected products. In 2015, more than 58,000 patients accessed products, including antibiotics Augmentin and Zinnat, as well as our Seretide inhaler, through the programme.

Building local capabilities improves access in developing countries by providing patients and consumers with locally relevant products while enhancing domestic manufacturing capacity and capability.

Increasing local access and supply is an important part of our commitment to Africa, and in 2015 we continued to evaluate options for manufacturing in Nigeria.

In 2015, we started work on a £100 million pharmaceutical factory in India, and signed an innovative manufacturing partnership with China’s Desano Pharmaceuticals to allow us to provide dolutegravir, our HIV treatment, at a competitive price to China and other countries.

Affordability can also hinder access in developed countries. We broaden access to our products in these markets by finding flexible ways to price our medicines, while retaining returns for our investment in innovation.

For example, in the US all of our six most recently launched new medicines were priced at parity or at a discount to the medicines we aim to supersede. In 2015, we reached agreement with the UK Government to make Britain the first country with a nationwide vaccination programme against meningitis B. The agreement offers fair value for the National Health Service, while offering us a sustainable return.

In the US, we offer various types of patient assistance to help ensure appropriate access to our medicines. GSK has programmes for eligible patients who do not have prescription drug coverage, those with a Medicare Part D Prescription Drug Plan and we now offer specialty product assistance for eligible insured patients. As a result of new coverage options available following the Affordable Care Act, more patients are insured and fewer are requiring our Patient Assistance Programmes (PAP). However, as part of our commitment to access, we continue to provide services to help patients understand alternative coverage options.

42  GSK Annual Report 2015

Strengthening healthcare systems

In the world’s least developed countries (LDCs), a lack of trained healthcare workers prevents people from accessing life-saving medicines and vaccines. In the LDCs where we operate, we reinvest 20% of our LDC profits from the sale of pharmaceutical and consumer healthcare products to train and educate community health workers.

Since 2009, we have reinvested £21 million of our LDC profits in 35 countries, training 40,000 frontline health workers. These doctors, midwives, nurses and volunteers have reached 11 million people. In 2015, we expanded health worker training beyond LDCs to other countries in sub-Saharan Africa. In support of the UN One Million Community Health Workers Campaign we are funding a pilot to train 1,800 health workers in Ghana.

Apart from training healthcare workers, we strengthen healthcare systems more broadly by, for example, improving health facilities, equipping training centres and encouraging governments to improve policies and increase investments.

Our targeted product and financial donations help provide healthcare for vulnerable communities. In 2015, our global community investment totalled £208.3 million, compared with £201.5 million in 2014.

Partnership with Save the Children

Through a ground-breaking, five-year partnership with Save the Children we are helping to save one million children’s lives in some of the world’s poorest countries. The partnership involves combining our capabilities in R&D, supply chain, procurement and vaccines with the charity’s local expertise. In the Democratic Republic of Congo, for example, the partnership has created a model of essential services for neonatal, maternal and child health that can be replicated in other developing countries.

In 2015 we estimate we have reached over 1.3 million children; fully immunising 23,500, treating 125,000 for diarrhoea, malaria or pneumonia, and screening more than one million for malnutrition.

Complementing the partnership, we support a broad range of work to reduce childhood mortality. Many of our 20% reinvestment programmes focus on reducing child and maternal mortality in rural communities. For instance, in Nepal, we work with CARE International and the government to improve maternal, neonatal and reproductive health by improving the skills of frontline health workers, providing health equipment, and enabling communities to feedback on health centre performance. Our support has enabled more than 6,000 health workers in Nepal to be trained, reaching more than one million people.

GSK Annual Report 2015 43

Our behaviour Putting the needs of patients and consumers first

Our approach

We expect all employees to act in line with our values, of transparency, respect for people, integrity and to put patients and consumers first.

These values inform how we approach patient and consumer safety throughout product development and use; how we sell and market our medicines; how we train our employees and address misconduct, and the expectations we have of third parties.

Patient and consumer safety

Patient safety is our priority in the development, testing, manufacture and use of our products. All medicines have potential risks as well as benefits. We have extensive controls to detect, evaluate and communicate benefits and risks and any potential safety concerns about our products.

We take the safety of those who take part in our clinical trials extremely seriously. Our trials are conducted in line with the International Conference on Harmonisation’s Good Clinical Practice guidelines. An independent ethics committee reviews trial protocols before studies start and can prevent them from going ahead.

Our global risk register helps research teams keep track of emerging risks to quality and safety standards. Risks are often identified through the regular self-audits of our own trials or those conducted by third parties on our behalf. We performed 381 audits of trials in 2015.

Core to our focus on safety are the strict quality and safety standards upheld at all our manufacturing sites and throughout the product life cycle – from the sourcing of raw materials to the manufacturing and transportation of finished products.

We strive to minimise the risk of counterfeit medicines. In 2015, we extended our end-to-end supply chain serialisation programme, Fingerprint, across 86 packaging lines in more than 18 manufacturing sites. The programme applies unique serial ‘fingerprints’ on products and logs them into a government-managed database, which they can be verified against at any point in the supply chain.

Sales and marketing practices

We have significantly changed the way we sell and market our medicines and vaccines to further ensure patients’ interests come first and to better serve our customers. We believe these changes will provide long term commercial advantage.

In January 2015, we completed the roll out of changes to the way sales teams are compensated. Our pharmaceutical medical representatives no longer have individual sales targets, but instead, are compensated based on their technical skills, scientific knowledge, quality of service they deliver to HCPs, and broader business performance. In the US, the approach has generated strong customer feedback – in a July 2015 survey of 3,599 US healthcare professionals, GSK ranked first in both trust and customer value for the second time in a row.

We remain committed to ongoing dialogue with the scientific community and peer-to-peer medical education, but we are modernising the way we engage with HCPs. As of January 2016, we no longer pay external HCPs to speak to other prescribers about our medicines. We continue to pay HCPs for non-promotional advisory services and clinical research. These payments are governed by rigorous controls and are based on fair market value.

We have also changed how we support medical education, by no longer choosing which healthcare professionals are sponsored to attend scientific conferences. Instead, we will provide funding to independent professional bodies who will allocate funding to individuals.

We are using multiple channels, including digital and real-time applications, to provide information in the way, and at the time, HCPs want it. In 2015, we used effective digital communications to support our interactions with HCPs when we launched two new HIV medicines, Tivicay and Triumeq.

Healthcare professionals and scientists within GSK, including our Global Medical Experts, play an important role in informing their peers about our medicines. They are responsible for providing the right information to support the safe and effective use of our medicines.

Transparency in clinical trial data

We have pioneered ways to share information and data about our clinical trials. By providing greater access to trial data, we allow others to conduct further research and maximise the contribution made by the participants in our studies.

Since 2004, we have had an online clinical study register where we make available information on our trials, including summaries of results. We were the first pharmaceutical company to make clinical study reports – the basis of regulatory submissions, which include detailed information on trials – publicly available.

We were also the first company to sign up to AllTrials, which campaigns for every trial to be registered and the results reported.

We have set up a system for researchers to request access to the detailed, anonymised, patient-level data that sit behind clinical trial results – www.clinicalstudydatarequest.com. This lists over 1,700 of our global clinical trials conducted since the formation of GSK and includes clinical trials from 12 other companies. The Wellcome Trust has taken over management of the panel which considers applications for access to the data, which was initially made up of independent experts appointed by GSK. This is an important step towards our vision of an independent data-sharing system of studies from across industry and academia. By the end of 2015, 118 research proposals had been submitted to access data from GSK trials. We have already given 62 research teams access to detailed trial data.

Our Code of Conduct

Our Code of Conduct and an online resource centre guide our people in applying our values in everyday activities. In 2015, 99.9% of employees completed mandatory annual training on our Code. The online course is available in 23 languages and includes training on our values, ethical leadership, anti-bribery and corruption, and reporting issues or concerns. In 2015 it was extended to more than 30,600 complementary workers. Employees who do not complete the course may face disciplinary action.

44  GSK Annual Report 2015

Anti-Bribery and Corruption

We have zero tolerance for bribery or corruption. However, we recognise that we are exposed to bribery and corruption risk given our global footprint, particularly in markets where government structures and the rule of law are less developed and healthcare systems less mature.

Our anti-bribery and corruption programme includes risk assessments, standards and practical guidance designed to prevent non-compliance. During 2015, all employees and complimentary workers completed basic level training, while 54,000 employees in high-risk roles completed additional advanced training. We are now rolling out a framework to engage and train third parties, based on their risk profile.

Our approach is designed to prevent breaches, but if things do go wrong, we act promptly and decisively. Our centralised review committee oversees investigations into any allegations of bribery and corruption, and ensures they are prioritised consistently across the company.

Reporting and investigating misconduct

We centrally track misconduct allegations, concerns and security incidents received through our Speak Up channels, monitoring, and other routes. In 2015 we received over 5,780 such reports or allegations. The majority of these, 3,257 (3,203 in 2014), were through our Speak Up channels which offer people within and outside GSK the opportunity to ask questions and voice concerns anonymously or confidentially through an independent third party by phone or on-line.

All concerns raised are reviewed and over 2,670 formal investigations were initiated in response to these allegations. The five most frequent categories of allegation were employee performance/relations, product promotion, interactions with HCPs, fraud and Anti-Bribery and Corruption.

Disciplinary action

Disciplinary action is taken when employees fail to act in line with our policies. In 2015, 3,574 employees were disciplined for policy violations (3,947 in 2014). The types of policy violations (see chart) in 2015 remained broadly the same as in 2014. Attendance and payroll remains the biggest type of violation at 48% of the total (43% in 2014), followed by good manufacturing practices at 11% (10% in 2014). Travel and expenses violations increased to 10% (3% in 2014), due to increased frequency of monitoring.

Of the total disciplined, 297 received verbal warnings, 2,890 employees received a documented warning (3,131 in 2014) and 387 (373 in 2014) were dismissed or agreed to leave the company voluntarily. The highest number of dismissals were related to travel and expense policy violations which accounted for 130 dismissals, followed by 31 dismissals related to Code of Conduct violations and 22 for attendance/payroll violations.

Working with third parties

We expect all suppliers and third parties to comply with our standards on ethics, labour rights, health and safety, and the environment. In 2015, we introduced a comprehensive programme to strengthen our management of such risks in the supply chain.

Following a review, 1,300 suppliers have been identified as high risk and are being assessed by external risk assessment experts. They will be required to complete an extensive questionnaire and demonstrate policies and management systems for responsible business issues. Additional due diligence may then follow.

In 2015, we assessed around 200 distributors on four key risks: anti-bribery and corruption, labour rights, promotional activities and information protection. We also assessed more than 1,300 suppliers that support our manufacturing, in line with our quality management system, and audited 85 on their environmental, health and safety management systems.

Our approach to tax

We understand our responsibility to pay an appropriate amount of tax. We have robust internal policies, processes, training and compliance programmes to ensure we have alignment across our business and meet our tax obligations.

We pay a significant amount of tax in the UK, where most of our global corporate functions and significant manufacturing and R&D facilities are located, and in other countries around the world where we have a substantial business and employment presence.

Over the last 15 years we have paid £27.3 billion in corporation tax globally. In the UK, we have paid £2.7 billion since 2001, nearly 10% of the global total. In 2015, UK net sales were 4.2% of global net sales.

We do not engage in artificial tax arrangements – those without business or commercial substance. At the same time we have a responsibility to our shareholders to be financially efficient and deliver a sustainable tax rate.

Further details on our approach to tax and our tax disclosures can be found in the Group financial review on page 53 in this report and in our responsible business supplement.

Approach to human rights

GSK is a signatory to the UN Global Compact, which sets out key principles for business on human rights. We are committed to upholding the Universal Declaration of Human Rights and the core labour standards set out by the International Labour Organization.

Our human rights steering group provides direction and oversight to help ensure we meet our commitments on human rights as set out in our Human Rights Statement, available on our website.

In 2012 we identified seven priority areas for human rights for GSK: access to health care, air quality impact relating to propellants, clinical trial standards, employment practices, patient safety, product counterfeiting and use of third-party suppliers.

GSK Annual Report 2015 45

Our people GSK’s people are essential to our success

Our approach

We need a talented, motivated and resilient workforce if we are to deliver against our strategy and tackle global health challenges effectively. To achieve this, we aim to create a working environment where employees feel valued, respected, empowered and inspired. In 2015, as our business experienced significant change, it was particularly important for us to listen to and support our people.

Performance and engagement

Our global performance system is underpinned by a set of clear expectations that emphasise not just results, but also how they are achieved in line with our values.

We provide regular updates on our mission, strategy and progress through live broadcasts and messages from our CEO and Corporate Executive Team. Listening is also critical: in 2015 over 76,000 employees, 78% of our people, took part in our employee survey providing valuable feedback. This was up from 72% in the last survey in 2012.

Supporting our people through restructuring

In 2015 we welcomed 12,000 Novartis employees to GSK. Clear, regular communication was crucial when introducing our new colleagues to our values, expectations, performance system and local employee practices and programmes. With the major reshaping of our global pharmaceuticals business occurring at the same time, we placed an equal focus on supporting employees leaving the company. We consult employees and their representatives on business changes that might affect them.

Talent and leadership

The number of graduates and postgraduates joining our programmes is increasing. In 2015, we recruited 470 graduates and postgraduates onto our Future Leaders and Esprit programmes globally, exceeding our target of 450. We also welcomed 74 apprentices in the UK, 34% of which are women, across a number of disciplines and locations. We are looking to expand our apprenticeship programme into other geographies in 2016.

In 2015, we welcomed 12,000 Novartis employees to GSK. Clear, regular communication was crucial when introducing our new colleagues to our values and expectations

We put particular emphasis on leadership development. In 2015, more than 3,300 line leaders completed programmes to help them become managers. We also launched the Enterprise Talent initiative, which develops leaders with the potential and aspiration to become executives. Since 2010, we have trained more than 1,000 employees as coaches to help others fulfil their leadership potential.

Health and wellbeing

We take a progressive approach to employee health, and protecting our workforce is a business priority. In 2015 we refreshed and simplified our health and safety standards, and reviewed our global health and well being strategy, setting out our plan that every GSK employee has access to a consistent and comprehensive health service.

We continue to be recognised as a leader in health and wellbeing, and in May 2015 GSK won the Multinational Healthy Workplace Award from the Global Centre for Healthy Workplaces.

Road safety is a significant risk for our employees and we launched a driver safety programme in India that we plan to roll out more widely in our emerging markets.

Following a steady reduction over 10 years, our reportable injury and illness rate increased slightly due to a large number of semicircular lipoatrophy cases in Brazil. This is a treatable condition associated with localised pressure from office furniture, and we took steps to support those affected and prevent recurrence.

As a global business operating in more than 150 markets, serious incidents do occur. In August 2015, an employee tragically died in a boiler explosion at our site in Rixensart, Belgium. We are supporting the Belgian authorities with their investigations and checking every boiler across GSK. In October, a sales employee in India, who was travelling on business, sadly died after their motorcycle collided with another vehicle.

Our Energy & Resilience programmes continued to help employees balance personal and professional responsibilities. 70% of those who took part in our employee survey agreed that they have sufficient energy to invest in the things that matter most at work and in life.

Providing preventive healthcare

To complement the employee healthcare benefits in our established markets, our Partnership for Prevention (P4P) programme aims to provide all our employees and their families with unprecedented access to preventive healthcare services at little or no cost. Implementation is being prioritised in regions where access to preventive services is unavailable or limited, particularly in developing markets.

The services, including immunisations and cancer screenings, are recommended by the World Health Organization and are now available to over 38,000 employees and family members in 52 countries. This places us halfway towards our target to implement P4P globally by 2018.

Volunteering to

create change

Through our PULSE Volunteer Partnership, our employees use their professional skills to create sustainable change for our non-profit partners and the communities they serve.

Since its launch in 2009, PULSE has enabled 560 employees to work with 103 non-profit partners in 62 countries, providing nearly £19 million worth of skilled services.

46  GSK Annual Report 2015

Diversity and inclusion

We value diversity. The diverse knowledge, perspectives, experiences and working styles of our global workforce strengthens our business and helps us meet the needs of our patients and consumers.

We aim to improve gender balance at all levels. As at 31 December 2015, women represented 52% of recruits to our Future Leaders programme, 42% of management, 17% of our Corporate Executive Team and 29% of our Board. In 2015, 118 more female managers began Our Accelerating Difference programme for high performing women leaders.

We strive to make GSK more accessible to people with disabilities. In December 2015 we partnered with the UK Government’s Disability Confident campaign to raise disability awareness across our business, remove barriers, increase understanding and ensure that those with disabilities have the right opportunities.

We are a global organisation serving diverse markets. Six nationalities are represented on our Corporate Executive Team and Board, and our employees in emerging markets, Asia Pacific and Japan represent 43% of our workforce.

We aim to attract and develop local talent by partnering with universities and offering business opportunities. This is a particular focus of our Africa strategy, while our new regional headquarters in Singapore is helping to attract and develop local people in emerging markets. In 2015, we recruited 444 people from 53 countries for our Future Leaders graduate programme.

Women in management positions (%)
	2011	2012	2013	2014	2015
SVP/VP	26	27	28	29	29
Director	38	39	40	40	40
Manager	42	43	44	45	45
Total	39	40	41	42	42

Employees by gender (number)

	Male	Female	Total
Board	10	4	14
Management[a]	9,378	6,799	16,177
Total	57,715	43,540	101,255
% Total	57	43

a   Management: senior managers as defined in the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, which includes persons responsible for planning, directing or controlling the activities of the company, or a strategically significant part of the company, other than the Board, including directors of undertakings included in the consolidated accounts.

Inspiring the next generation of scientists

By 2020, the UK alone will need one million new scientists and engineers to solve future challenges, including some of the biggest health challenges of tomorrow. As a research led healthcare company, GSK is playing a leading role in inspiring young people to get into science, technology, engineering and maths (STEM) as well as providing a range of career opportunities.

Our Science Education and Early Talent team, along with our 362 STEM ambassadors across the UK, engage young people by demonstrating real-world science and engineering in schools, and manage our graduate and apprenticeship programmes.

Rhiannon Lowe heads up a team of 150 ambassadors, all volunteer GSK employees from our site in Ware, Hertfordshire. She has been part of the programme since it began in 1999 alongside her job as an investigator in investigative preclinical toxicology, where she focuses on diseases of the developing world and gene therapy.

She and her team put their expertise into practice to inspire people of all ages. They go into schools to demonstrate scientific experiments and host visits to GSK labs where students are given an opportunity to get involved in science that connects directly to our work and the real world.

Rhiannon encourages girls, in particular, to pursue these subjects from a young age as women represent only 14% of all STEM professionals in the UK.

“When I was young I was told by one of my teachers to study drama, but I always enjoyed sciences and maths and ended up completing a PhD in virology and immunology, part-time, whilst at GSK,” she said.

In 2016, we aim to build on our experience in the UK by creating global STEM education programmes to give our employees the tools they need to inspire and foster the next generation of scientists and engineers worldwide.

GSK offers a range of career opportunities in the STEM areas; ranging from summer internships, to apprenticeships, graduate and postgraduate programmes. Our apprenticeship programme offers school and college leavers the opportunity to join the company in a variety of roles from finance and IT to laboratory science and engineering. Apprentices learn on-the-job and become valued members of the team as they progress, working towards nationally recognised qualifications and ultimately transition into a permanent role.

The scheme has grown steadily in the UK, and our ambition is to continually expand the programme into new geographies, helping nurture this new generation of talent, and adding to the diversity of our business.

GSK Annual Report 2015 47

Our planet Reducing our environmental impacts

Our approach

Major environmental challenges are closely linked to global health concerns. Climate change and deforestation, for example, are exacerbating inequalities of health. As a global healthcare company we can help tackle both the effects of environmental change – and the causes. We aim to have a carbon neutral value chain by 2050, with ambitious interim goals to reduce carbon, water and waste. In the past five years, we have made significant progress.

Carbon

We aim to reduce our carbon footprint across the value chain by 25% by 2020, from the 2010 baseline, on the way to our 2050 goal of a carbon neutral value chain. To pursue these objectives we are reducing our operational emissions (scope 1 and 2) and engaging with suppliers, patients and consumers to cut the emissions linked to sourcing raw materials for our ingredients and to using our products (scope 3).

In 2015, the volume of medicines, consumer health products and vaccines we sent out from our factories was 40% higher than 2010. At the same time, our value chain carbon footprint has only grown by 2% (vs 2010). We have therefore reduced the value chain carbon footprint of the products we shipped in 2015 by an average of 25% versus 2010.

The continued growth in sales of our Ventolin propellant-based inhalers which emit greenhouse gases during the administration of medication to patients continues to impact our carbon footprint. We are researching solutions to this issue including changing the way we manufacture to reduce the amount of propellant used while maintaining efficacy for patients.

Carbon emissions
Tonnes CO2ea	2010	2013	2014	2015[b]
Scope 1 emissions	1,011,192	1,040,928	851,113	884,772
Scope 2 emissions	962,327	788,149	744,973	765,379
Scope 3 emissions	11,712,125	12,394,789	12,533,559	12,400,202
Intensity ratios	2010	2013	2014	2015
Scope 1 and 2 emissions/	69.5	69.0	69.4	69.0
sales revenue (tonnes
CO2e/£m)
Scope 1 and 2/FTE	20.5	18.4	16.3	16.0
(tonnes CO2e/FTE)

a   Carbon emissions are calculated according to the Greenhouse Gas Protocol:

     A Corporate Accounting and Reporting Standard (revised edition).

b   Data includes former Novartis sites’ emissions and headcount.

In reducing emissions from raw materials, engaging with suppliers is crucial. Our approach, recognised at the 2015 Ethical Corporation Responsible Business Awards, is founded on data collection, collaboration and recognition. The Ecodesk online platform gathers data on carbon, water and waste from around 180 suppliers representing approximately £775 million – more than half – of our annual spend on raw materials.

We have the most control over direct emissions from our own operations. In 2015, we reduced emissions within our operations, by a further 2% to 1.6 million tonnes of CO2e. This is 21% less than 2010, with a cumulative saving of around 1 million tonnes of CO2e over five years. We have achieved this by using energy efficiently and investing in renewable energy, which now provides around 4% of our total energy use. The wind turbine at our facility in Cork, Ireland, for example, generates 28% of the site’s electricity and in 2015 delivered savings of €1 million and 4,100 tonnes of CO2e.

Water

By 2020 we aim to reduce GSK’s water impact across the value chain by 20%, from its 2010 level. We met the 2015 milestone for our own operations a year early and, during 2015 itself, reduced this by a further 5%. We have achieved such reductions by investing in water-saving initiatives over the past five years, focusing on sites with the highest water use and those in regions of water scarcity.

Around 86% of the water used across our value chain comes from raw materials, mainly agricultural. In 2015 we partnered with The Energy and Resources Institute, a sustainable development NGO in India, to assess how we can reduce water impact in the rural communities that supply us with the wheat, barley and milk to manufacture Horlicks.

In 2015, GSK laboratories, manufacturing sites and offices used around 1% of our total water impact. We are making major investments to reduce this company-wide.

48  GSK Annual Report 2015

Horlicks takes a Green Leap in India

Horlicks is one of our best-known brands. Used as a nutritional supplement in India, it provides essential vitamins and minerals for growing children.

But in 2012, we discovered through lifecycle analysis that Horlicks had the second largest carbon footprint of all our products. One reason for this was that our three Horlicks factories in India – in Nabha, Rajahmundry and Sonepat – were powered by coal.

We are investing £9.6 million in Project Green Leap to reduce carbon emissions and water use at these three Horlicks factories. For example, we continue to increase the amount of waste biomass we buy to replace coal as a fuel in our boilers.

We will be constructing a new 1MW combined heat and power plant at Rajahmundry that will also be fuelled with waste biomass. This plant will improve efficiency by capturing heat from power generation that would otherwise be wasted.

At Sonepat, we are installing photovoltaic cells that generate 0.5MW of power from solar energy, and we are investing in efficient LED lighting across all three sites to cut our energy use.

Since the project began in April 2014, we have cut carbon emissions by 14%.

We have also installed effluent treatment plants and rainwater harvesting systems that enable water to be reused and disposed of safely, cutting water use by 30% and helping to replenish groundwater and restore local water sources.

Consumer use accounts for about 13% of our water footprint – mainly for cleaning teeth. In 2015, we continued to encourage people not to leave water running while brushing, with Sensodyne’s support for the ‘Turn off the Tap’ campaign in the UK.

To realise our 2020 commitment, we are working with experts and NGOs to understand how best to cut our water impact across the value chain. We have combined data from the WWF Water Risk Filter across four areas – water scarcity, local water quality, health and social risks, and regulatory and reputational risks – to identify high water impact hotspots.

Waste

We aim to reduce our operational waste by 50% by 2020, compared with 2010. Over the last five years we have cut our operational waste (hazardous and non-hazardous) by 25%.

We encourage our sites to view waste as a resource and to share best practice. For example, our facility in East Durham, in the US, building on insights from our Dungarvan plant in Ireland, will install a machine that recycles fibre drums used for packaging, storage and transportation, saving more than US$300,000 per year.

In 2015, we produced 15% less waste than the previous year. 6,900 tonnes, representing 5% of our total waste, was sent to landfill in 2015, a reduction of 2,600 tonnes compared to 2014.

By the end of 2015, 60% of our sites sent no waste to landfill.

“We identified a huge opportunity, and have reduced carbon emissions at Sonepat by more than 5,000 tonnes between 2014 and 2015.” Satyaprakash Punia Utilities and Site Energy Manager, Sonepat, India

GSK Annual Report 2015 49

Group financial review

“Our significant progress in 2015 leaves us better positioned to deliver against our Financial Architecture, driving EPS growth ahead of sales and improving our cash flow generation.”

2015 highlights

£23.9bn 2015 Group turnover (up 6% CER, up 1% CER pro-forma)
174.3[p] Total earnings per share (up >100% CER)
75.7[p] Core earnings per share (down 15% CER)

Footnotes

a	Includes £0.3 billion cash costs on legacy restructuring programmes now completed.

b	Total charges for the combined restructuring and integration programme are expected to be approximately £5 billion, of which cash costs are expected to be approximately £3.65 billion. The programme is expected to be largely complete by the end of 2017.

In 2015, we made significant progress against our strategy including closing the Novartis transaction and accelerating the delivery of our restructuring and integration programmes. This allowed us to release £1 billion of incremental savings across the Group, ahead of our original targets by some £200 million. Importantly, we also created additional flexibility to invest behind both the R&D pipeline and new product launches, helping to build momentum in each of our three businesses.

The Group is now better positioned to drive sustainable growth and, given the significant restructuring and reshaping of our cost base, is better placed to deliver against our Financial architecture and drive growth in earnings per share ahead of sales, while improving cash generation to support the dividend over the longer term.

The current level of dividend exceeds the cash flows generated by the business. Our strategy is designed to rebuild that capacity through the transition of the Group’s business away from its previous reliance on Seretide/Advair to more broadly based and growing cash flows, driven by new products in Pharmaceuticals, the expansion of our Vaccines and Consumer Healthcare businesses, operating cost savings arising from our integration and restructuring programme and a reduction in the level of restructuring spending as the programme comes to an end.

During this period of transition, we have said that we intend to prioritise available cash, whether from operational cash flows or disposals, for the return of ordinary dividends to shareholders and to accelerate investment behind our restructuring and integration programmes to support more rapid delivery of the synergy benefits and other new growth opportunities we have identified across the Group.

In line with this prioritisation, the Board has declared an ordinary dividend of 80 pence per share for 2015 and has also said that it expects to pay an ordinary dividend of 80 pence per share for 2016 and 2017 as we transition the Group’s businesses.

To deliver on this expectation and ensure sufficient financial flexibility to continue to invest behind the synergy benefits and other growth opportunities as well as respond to the potential exercise of put options by our partners in ViiV Healthcare and the Consumer Healthcare Joint Venture, we have retained all but £1 billion of the net proceeds received from Novartis and a number of other non-strategic asset disposals. £1 billion is being returned to shareholders in the form of a special dividend of 20 pence per share to be paid in April 2016.

Retention of disposal proceeds and our continued focus on cash flow management and the protection of our credit profile has meant that during the year we were able to fund the restructuring and integration programmes, declare an ordinary dividend of 80 pence per share and reduce net debt by £3.7 billion, securing the flexibility we need to complete the transition of our business and deliver on our strategic objectives.

Viability statement

A new requirement this year is to assess the future prospects of the Group over a period longer than the 12 months required by the going concern provisions of the Corporate Governance Code. The outcome of this review is set out under ‘Viability statement’ on page 52.

GSK Annual Report 2015 51

Group financial review continued

Viability statement

In accordance with provision C.2.2 of the 2014 revision of the Code, GSK has assessed the prospects of the Group over a longer period than the 12 months required by the ‘Going Concern’ provision. The Directors confirm that they have a reasonable expectation that GSK will continue to operate and meets its liabilities, as they fall due, over the next three years. The Directors’ assessment has been made with reference to our current position and prospects, our strategy, the Board’s risk appetite and our principal risks and how these are managed, as detailed on pages 16 and 17 in the Strategic report.

The Board reviews our internal controls and risk management policies and approves our governance structure and code of conduct. It also appraises and approves major financing, investment and licensing decisions, and evaluates and monitors the performance and prospects of GSK as a whole. The focus is largely on improving our long-term financial performance through simplifying the operating model, growing a diversified global business, and delivering more products of value.

The three year review considers our existing strategy and the associated principal risks that underpin our current three year plan, which the Directors review at least annually. The Directors believe that a three year assessment is most appropriate as it aligns with our normal and well established three year business planning processes. This three year period balances the long term nature of investments in the Pharmaceutical industry with a realistic assessment of the variability of the key drivers of near term business performance as well as external factors and regulation impacting the business. It also reflects our view on access to capital markets and funding requirements as projected within this analysis.

The plan has been stress tested in a series of robust operational and principal risk downside scenarios as part of the Board’s review on risk. The downside scenarios also consider GSK’s cash flows, dividend cover, funding strategy, insurance provision and recovery as well as other key financial ratios over the period. These metrics have been subject to sensitivity analyses which involve flexing a number of the main assumptions underlying the forecasts both individually and in combination. Where appropriate, these analyses have been stress tested to ensure robustness of viability over the period and have evaluated the potential impact of material negative changes in the macro-economic and healthcare environment, increased pricing pressure in both the US and Europe, the accelerated impact of a generic alternative to Seretide/Advair, and our principal risks actually occurring as well as the earliest potential exercise of put options by our partners. The three year review also makes certain assumptions about the normal level of capital recycling likely to occur and considers whether additional financing facilities will be required and the respective level of funding flexibility and headroom.

Based on the results of this analysis, the Directors confirm they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three year period of their assessment.

This clear set of priorities ensures consistency in how capital is allocated across and between the different businesses within GSK with relative returns from each business benchmarked to relevant external comparatives using a Cash Flow Return on Investment (CFROI) based framework of metrics. Specific capital investments are also benchmarked in a similar way.

Turnover growth

The Group’s turnover performance in 2015 reflected further progress in delivery against our strategic objective of building a more balanced set of growth drivers across our business. We continued to launch new products in our Pharmaceuticals business and we expanded our Vaccines and Consumer Healthcare businesses through the Novartis transaction. These new sources of growth more than offset the decline of Seretide/Advair and some of our other older products and we delivered overall turnover growth of 6% CER in the year, up 1% pro-forma.

Sales of New Pharmaceutical and Vaccines products of £2 billion in the year were a key driver but Consumer Healthcare also made a significant contribution, up 6% pro-forma, with new products, including the recent Flonase OTC switch, driving growth.

Operating leverage

Our ability to deliver improved profitability is heavily impacted by the overall trend in our sales, but it can also be affected by changes in the mix of business, regional and product contributions to growth in operating profit. 2015 saw a significant change in the mix of the Group following the Novartis transaction, which helped create industry-leading Vaccines and Consumer Healthcare businesses alongside the divestment of our marketed Oncology products.

At the time of divestment, the Oncology business had a much higher operating margin than the acquired Vaccines and Consumer Healthcare businesses, particularly given the heavy investment and cost structure inherited from Novartis. While the integration plans are addressing that cost structure directly and we have set targets for significant margin improvement in both of the acquired businesses, our core operating margin in the short-term has been affected materially by the transaction, with a total impact of around three percentage points of sales.

The reported core operating margin declined a total of 4.1 percentage points to 23.9% with substantially all of the additional 1.1 percentage point decline reflecting the impact of the benefit in 2014 to the operating margin of a structural credit in SG&A of £219 million which was not repeated in 2015. Excluding this effect, the pro-forma core operating margin was broadly flat.

This reflected the delivery of around £1 billion of incremental cost savings from our integration and restructuring programmes. The savings contributed to offset price pressures in older parts of the portfolio and also added to the cost flexibility we have been building in recent years.

This provided greater opportunities to reallocate resources across the Group, including reinvestment to support new launches and our R&D pipeline, but also improvements to our manufacturing capabilities and capacity.

Our integration and restructuring programme is ahead of schedule. By the end of 2015, the programme had delivered approximately £1.6 billion of annual savings and it remains on track to deliver £3 billion of annual savings in total by the end of 2017.

Financial efficiency

We continue to focus on improving our financial efficiency and overall funding costs while protecting our credit profile and, in particular, our short-term target credit ratings.

Financial architecture

Our financial architecture is designed to support the consistent execution of our strategy and to enhance the returns we deliver to shareholders.

It is focused on delivering more sustainable sales growth across the company, improving operating leverage, or profitability, and enhancing our financial efficiency. This is in order to drive growth in EPS ahead of our sales performance and then convert more of those earnings into cash that can be used to invest in the business or return to shareholders, wherever we see the most attractive returns.

52  GSK Annual Report 2015

Earnings per share (EPS)

Total EPS in 2015 saw a significant increase to 174.3p, primarily driven by the profit on the disposal of our Oncology business. Core EPS declined 15%, mainly reflecting the short-term dilution of the Novartis transaction but also the impact of the continuing transition of our Pharmaceuticals business, particularly in Respiratory.

In 2016, we expect core EPS percentage growth to reach double digits (CER). The base for this growth is the 2015 core EPS of 75.7p.

Free cash flow

Free cash flow generation in 2015 has been impacted by the ongoing transition of our pharmaceutical portfolio, particularly the decline in Seretide/Advair but also the short-term impact of the Novartis transaction and, in particular, the inherited levels of cost and investment that are being addressed as part of our synergy and integration plans.

The restructuring costs of these plans and other costs of the Novartis transaction are being funded from the proceeds of the disposal of the Oncology business and other non-strategic assets, consistent with our general approach to funding the costs of restructuring.

Excluding the cash restructuring charges incurred during the year of £1.1 billion and the initial tax payments due on the Oncology disposal, as well as legal payments, free cash flow generated in 2015 was £2.5 billion compared with £3.9 billion in 2014, when adjusted on a comparable basis.

In addition to rebuilding our cash generation capacity, we continue to focus on improving the efficiency of capital investment and our use of working capital to reduce internal cash requirements. This is expected to allow us to build operating cash flows more quickly while maintaining the dividend, returning the Group to growth and protecting our credit profile.

Returns to shareholders

The Board approved an ordinary dividend of 80 pence for 2015, together with a special 20 pence dividend to be paid from the net proceeds of the Oncology business and other asset disposals. This will be distributed in April 2016 alongside the regular fourth quarter dividend for 2015. We also expect to pay annual dividends of 80 pence for 2016 and 2017.

A fuller review of the financial results is set out on pages 54 to 72.

Simon Dingemans

Chief Financial Officer

Approach to tax

We understand our responsibility to pay an appropriate amount of tax. In 2015 the Group paid corporate income tax of £2,062 million (2014 – £1,108 million) on profits of £10,526 million (2014 – £2,968 million) representing a cash tax rate of 19.6% (2014 – 37.3%). The corresponding accounting tax charge on profits was £2,154 million (2014 – £137 million).

Tax risk is managed by a set of policies and procedures to seek to ensure consistency and compliance with tax legislation. Our Audit & Risk Committee and the Board are responsible for approving our tax policies and risk management.

We seek to maintain open, positive relationships with governments and tax authorities worldwide and we welcome constructive debate on taxation policy. There continued to be a significant international focus on tax reform during 2015 – including the OECD’s Base Erosion and Profit Shifting (‘BEPS’) project and European Commission initiatives such as the proposed ‘Anti-BEPS’ Directive and the increased use of fiscal state aid investigations. The OECD BEPS reports clarify the important principle that tax should be paid on profits throughout the supply chain, commensurate with where the profit making activity takes place. GSK supports this approach and has been active in providing relevant business input to assist in the successful delivery of the aims of the BEPS project. In particular, we support the implementation of the OECD’s recommendations on Country-by-Country Reporting (‘CBCR’), including the exchange of CBCR data between tax authorities, as being key to its success. This data, validated against existing information held on taxpayers, will support their ability to ensure multinational groups pay the right amount of tax.

We do not engage in artificial tax arrangements – those without business or commercial substance. At the same time we have a responsibility to our shareholders to be financially efficient and deliver a sustainable tax rate. The ongoing alignment of our Group structure to reflect our mix of operations and geographies has helped us maintain an efficient effective tax rate. Our core tax rate for 2015 was 19.5%, similar to the rate in 2014 of 19.6%. However, some moderate upward pressure on the rate is expected over the next several years, given the Group’s momentum and changing earnings mix in favour of the US in particular. For 2016 a core tax rate in the 20-21% range is expected.

Our approach to tax is set out in detail within the Public Policy positions section of our website. Further details about our corporate tax charges for the year are set out on page 158.

GSK Annual Report 2015 53

Group financial review continued

Financial review 2015

Results reporting

Our Group financial review discusses the operating and financial performance of the Group, cash flows and our financial position and resources. We compare the results for each year primarily with the results of the preceding year. This review discusses the total results of the Group and also core results.

We also use a number of adjusted measures to report the performance of our business. These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and are defined below. These measures are not defined in IFRS and may not be comparable with similarly described measures used by other companies.

CER growth

In order to illustrate underlying performance, it is our practice to discuss the results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

All growth rates included in this Report are at CER unless otherwise stated.

Core results reporting

Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, we also report core results.

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments for material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income, and other items, together with the tax effects of all of these items.

Core results reporting is utilised as one of the bases for internal performance reporting alongside Total results, cash flow generation and a number other metrics. Core results are presented and discussed in this Group financial review as we believe that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. The definition of core results, as set out above, also aligns the Group’s results with the majority of our peer companies and how they report earnings.

Reconciliations between total and core results, including detailed breakdowns of the key non-core items, are set out on page 62, and are provided to shareholders to ensure full visibility and transparency as they assess the Group’s performance.

Pro-forma results reporting

The Novartis transaction completed on 2 March 2015 and so our reported year to date results include ten month’s turnover of the former Novartis Vaccines and Consumer Healthcare products and also exclude sales of the former GSK Oncology business from 2 March. Following the completion of the transaction with Novartis, we have reorganised the Group to reflect the greater balance between the Pharmaceuticals, Vaccines and Consumer Healthcare businesses and responsibilities for some parts of these respective businesses have been realigned. We are reporting these three businesses separately with corporate costs reallocated to each accordingly so that the profitability of each business is reflected more accurately. We have restated our segment information consistent with this realignment.

In addition, we have presented unaudited pro-forma growth rates for turnover, core operating profit and core operating profit by business. Pro-forma growth rates are calculated comparing reported turnover and core operating profit for the year to December 2015 with the turnover and core operating profit for the year to December 2014 adjusted to include the equivalent ten month’s sales of the former Novartis Vaccines and Consumer Healthcare products and exclude the sales of the former GSK Oncology products from March to December 2014.

Free cash flow

Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings. Free cash flow growth is calculated on a Sterling basis. A reconciliation is presented on page 65.

Adjusted free cash flow

Adjusted free cash flow excludes payments made to settle legal disputes.

Working capital conversion cycle

The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

R&D internal rate of return

The calculation for 2015 included products launched from

1 January 2013 to 31 December 2015 and compounds in phases IIb and III of the development process. The calculation was based on actual sales from 2013 to 2015, and forecast sales up to 2036, adjusted to reflect expected failure rates, which are broadly in line with standard industry failure rates. The cost base used in this calculation comprises an estimate of attributable R&D costs and actual and projected milestone payments where appropriate.

This IRR estimate factored in applicable components of the Novartis transaction, including the acquisition costs and forecast cash flows of Bexsero and Men ABCWY, as well as cash flows for the relevant oncology assets divested (i.e. products launched since 2013 and AKT inhibitor). The oncology cash flows included estimated attributable R&D costs and an estimated proportion of the after-tax sale proceeds. Proceeds for products launched before 2013 are excluded for consistency with our overall methodology. The net impact of the acquisitions and disposals on the estimated IRR is not material.

54  GSK Annual Report 2015

	2015 £m	2014 (restated) £m	Growth CER%	Growth £%
Global Pharmaceuticals	11,844	13,950	(14)	(15)
HIV	2,322	1,498	54	55
Pharmaceuticals	14,166	15,448	(7)	(8)
Vaccines	3,657	3,159	19	16
Consumer Healthcare	6,028	4,312	44	40
Segment turnover	23,851	22,919	6	4
Corporate and other unallocated turnover	72	87	(9)	(17)
Group turnover	23,923	23,006	6	4

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. HIV turnover represents the sales of ViiV Healthcare.

Group turnover for 2015 increased 6% on a reported basis to £23,923 million, with Pharmaceuticals down 7%, Vaccines up 19% and Consumer Healthcare up 44%, reflecting the impact of the Novartis transaction. On a pro-forma basis, Group turnover increased 1%, with Pharmaceuticals down 1%, Vaccines up 3% and Consumer Healthcare up 6%. Sales of New Pharmaceutical and Vaccine products were £1,988 million in the year.

The Corporate and unallocated turnover of £72 million represented sales of several Vaccines and Consumer Healthcare products, which were being held for sale in a number of markets. We were required to dispose of these products in specific markets in order to meet the requirements of the anti-trust approvals for the Novartis transaction. The disposals were completed in August and September 2015.

Group turnover by geographic region

	2015 £m	2014 (restated) £m	Growth CER%	Growth £%
US	8,222	7,409	3	11
Europe	6,450	6,292	11	3
International	9,251	9,305	5	(1)
	23,923	23,006	6	4

Group turnover outside of the US and Europe represented 39% of total Group turnover in 2015 (2014: 40%).

Sales from new Pharmaceutical and Vaccine products

	2015 £m	2014 £m	Growth CER%	Growth £%
Respiratory
Relvar/Breo Ellipta	257	67	>100	>100
Anoro Ellipta	79	17	>100	>100
Arnuity Ellipta	3	–	–	–
Incruse Ellipta	14	–	–	–
Nucala	1	–	–	–
CVMU
Eperzan/Tanzeum	41	6	>100	>100
Global Pharmaceuticals	395	90	>100	>100

Tivicay	588	282	>100	>100
Triumeq	730	57	>100	>100
Pharmaceuticals	1,713	429	>100	>100

Bexsero	115	–	–	–
Menveo	160	–	–	–
Vaccines	275	–	–	–
	1,988	429	>100	>100

At our Investor Day on 6 May 2015, we identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020. Those products, plus current clinical pipeline asset, Shingrix, are as set out above and, as a group are defined as New Pharmaceutical and Vaccine products. Sales of the New Pharmaceutical Vaccine products are now expected to reach £6 billion of revenues per annum on a CER basis up to two years earlier (2018).

Sales of New Pharmaceutical and Vaccine products were £1,988 million and represented approximately 11% of Pharmaceuticals and Vaccines turnover in the year.

GSK Annual Report 2015 55

Group financial review continued

Pharmaceuticals turnover was £14,166 million, down 7% on a reported basis, primarily reflecting the disposal of the Oncology business. Adjusting for the impact of the disposal, pro-forma turnover was down 1%, reflecting a 7% decline in Respiratory sales and a 15% decline in sales of Established Products, largely offset by growth in other New Pharmaceuticals products, particularly HIV products Tivicay and Triumeq.

Sales of New Pharmaceutical products were £1,713 million, an increase of £1,284 million, which more than offset the decline in Seretide/Advair sales of £548 million. Global Seretide/Advair sales were £3.7 billion, down approximately 30% from their peak in 2013.

Global Pharmaceuticals turnover

	2015 £m	2014 (restated) £m	Growth CER%	Growth £%
Respiratory	5,741	6,168	(7)	(7)
Cardiovascular, metabolic and urology	858	965	(9)	(11)
Immuno-inflammation	263	214	16	23
Oncology	255	1,202	(79)	(79)
Other pharmaceuticals	2,199	2,390	(4)	(8)
Established Products	2,528	3,011	(15)	(16)
	11,844	13,950	(14)	(15)

Global Pharmaceuticals turnover was £11,844 million, down 14% on a reported basis, primarily reflecting the disposal of the Oncology business. Adjusting for the impact of the disposal, pro-forma turnover was down 7%, reflecting a 7% decline in Respiratory sales and a 15% decline in sales of Established Products. Sales of New Global Pharmaceutical products were £395 million, an increase of £305 million.

In the US, Global Pharmaceuticals reported turnover of £4,233 million, a decline of 20% in the year and 12% on a pro-forma basis. The pro-forma decline primarily reflected a 10% fall in Respiratory sales and a 30% fall in Established Products sales. Within Respiratory, Advair sales were down 13% to £1,865 million (4% volume decline and a 9% negative impact of price and mix) and Flovent sales down 19% to £379 million. These declines were partly offset by sales of the new Respiratory products, Breo Ellipta, Anoro Ellipta, Incruse Ellipta and Arnuity Ellipta, with combined sales of £177 million in the year.

56  GSK Annual Report 2015

The primary driver of the decline in Established Products was Lovaza, which was down 64% to £93 million following the launch of generic competition in April 2014. Avodart declined 41% to £166 million reflecting the launch of generic competition in October 2015. Relenza sales more than doubled to £69 million, partly reflecting US CDC orders, while Benlysta continued its strong growth with sales of £209 million, up 24%.

In Europe, Global Pharmaceuticals turnover declined 16% to £2,849 million and was down 7% on a pro-forma basis after adjusting for the impact of the Oncology disposal. Respiratory sales declined 9% to £1,415 million with an 18% decline in Seretide due to increased generic competition and the ongoing transition to the new Ellipta products, which reported total sales of £99 million in the year. Established Products sales were down 11% to £493 million, reflecting increased generic competition and some capacity constraints to supply of a number of products.

International Global Pharmaceuticals sales of £4,762 million were down 7% on a reported basis and down 3% on a pro-forma basis. Sales in Emerging Markets of £2,963 million declined 9% (down 5% pro-forma). Emerging Market Respiratory sales declined 1%, with Seretide down 5%, impacted by increased generic competition and price pressure, offset by Flovent up 5%, Ventolin, up 1%, and Avamys, up 8%, as well as £13 million of Relvar Ellipta and Anoro Ellipta sales. Established Products were down 14%, and Dermatology products were down 15%, both partly impacted by supply constraints.

Within Emerging Markets, China was down 18% reported (down 17% pro-forma), with Respiratory flat and Established Products down 21%, primarily reflecting significantly increased pricing pressures and the ongoing reshaping of the business, including a number of product disposals. In Japan, Global Pharmaceutical sales were down 5% on a reported basis (down 1% pro-forma) to £1,213 million with a 5% increase in Respiratory sales, primarily driven by Relvar Ellipta, offset by lower sales of Relenza, reflecting a weaker and earlier flu season than in 2014, and continued competitive pressures to a number of Established Products.

Respiratory

Respiratory sales in the year declined 7% to £5,741 million. Seretide/Advair sales were down 13% to £3,681 million, Flixotide/Flovent sales decreased 12% to £623 million and Ventolin sales fell 7% to £620 million. The combined total of all Ellipta product sales was £353 million.

In the US, Respiratory sales declined 10% to £2,750 million in the year (4% volume growth and a 14% negative impact of price and mix). Sales of Advair were £1,865 million, down 13% (4% volume decline and a 9% negative impact of price and mix, including the benefit of positive adjustments to payer rebates provisions in the fourth quarter). Flovent sales were down 19% to £379 million and Ventolin sales fell 15% to £304 million primarily as a result of net negative movements in payer rebates provisions. The new Ellipta products recorded sales of £177 million in the year.

European Respiratory sales were down 9% to £1,415 million, with Seretide sales down 18% to £1,014 million (11% volume decline and a 7% negative impact of price and mix), reflecting the expected pressures of increased competition from generics and the transition of the Respiratory portfolio to newer products. Relvar Ellipta recorded sales of £80 million in the year, while Anoro Ellipta recorded sales of £16 million.

Respiratory sales in the International region were flat at £1,576 million with Emerging Markets down 1% and Japan up 5%. In Emerging Markets, sales of Seretide declined 5% to £460 million, while Ventolin grew 1% to £182 million. In Japan, sales of Relvar Ellipta of £56 million, together with strong Avamys and Xyzal sales growth, more than offset a 13% decline in Adoair sales.

Cardiovascular, metabolic and urology

Sales in the category declined 9% to £858 million in the year. The Avodart franchise fell 15% to £657 million, with 1% growth in sales of Duodart/Jalyn more than offset by a 21% decline in sales of Avodart reflecting the patent expiry in the US in October 2015. Sales of Prolia were up 12% to £43 million. In December 2015, Amgen re-acquired the rights to Prolia from GSK.

Immuno-inflammation

Immuno-inflammation sales grew 16% to £263 million. Benlysta sales in the year were £230 million, up 25%. In the US, Benlysta sales were £209 million, up 24%.

Oncology

Sales of oncology products were £255 million in the year (2014 – £1,202 million) following the disposal of the Oncology business to Novartis on 2 March 2015.

Other pharmaceuticals

Sales in other therapy areas fell 4% to £2,199 million in the year. Augmentin sales were down 2% at £528 million and Dermatology sales declined 9% to £412 million, in part adversely affected by supply constraints. Relenza sales were up 22% to £109 million driven by US CDC orders.

Sales of products for Rare diseases declined 6% to £371 million, primarily as a result of generic competition to Mepron in the US.

Established Products

Established Products turnover fell 15% to £2,528 million in the year. Sales in the US were down 30% to £647 million, primarily reflecting a 64% fall in sales of Lovaza to £93 million.

Europe was down 11% to £493 million, reflecting increased generic competition to a number of products and some supply constraints. Seroxat sales fell 12% to £35 million.

International was down 8% to £1,388 million, primarily reflecting lower sales of Seroxat/Paxil, down 10% to £143 million, due to generic competition in Japan, and of Zeffix, down 23% to £125 million. This was partly offset by increased Valtrex sales, up 30% to £121 million, following the regaining of exclusivity in Canada from late 2014 until October 2015. Sales in China fell 21% to £249 million, primarily reflecting significantly increased pricing pressures, together with supply constraints on Zeffix.

GSK Annual Report 2015 57

Group financial review continued

HIV turnover

	2015 £m	2014 £m	Growth CER%	Growth £%
Combivir	34	59	(42)	(42)
Epzicom/Kivexa	698	768	(7)	(9)
Lexiva/Telzir	65	87	(25)	(25)
Selzentry	124	136	(8)	(9)
Tivicay	588	282	>100	>100
Triumeq	730	57	>100	>100
Trizivir	26	36	(28)	(28)
Other	57	73	(19)	(22)
	2,322	1,498	54	55

Worldwide HIV sales increased 54% to £2,322 million, with the US up 77%, Europe up 46% and International up 15%. The growth in all three regions was driven primarily by the strong performances of both Triumeq and Tivicay, with sales of £730 million and £588 million respectively in the year.

Epzicom/Kivexa sales declined 7% to £698 million and Selzentry declined 8% to £124 million. Combivir and Lexiva sales fell 42% and 25%, respectively.

Vaccines turnover

	2015 £m	2014 £m	Growth CER%	Growth £%
Bexsero	115	–	–	–
Infanrix, Pediarix	733	828	(9)	(11)
Boostrix	358	317	12	13
Fluarix, FluLaval	268	215	21	25
Hepatitis	540	558	(4)	(3)
Menveo	160	–	–	–
Rotarix	417	376	14	11
Synflorix	381	398	5	(4)
Other	685	467	57	46
	3,657	3,159	19	16

Vaccines sales grew 19% to £3,657 million with the US up 24%, Europe up 23% and International up 12%. The business benefited from sales of the newly acquired products, primarily the Meningitis portfolio, in Europe and the US. The 3% pro-forma growth was mainly driven by Bexsero sales in Europe and strong Rotarix, Fluarix/FluLaval, and Boostrix sales in the US. The growth was partly offset by a decline in Infanrix/Pediarix sales due to the return of a competitor to the market in the US, increased competitor activity in Europe and supply constraints in International. Hepatitis A vaccines sales declined due to supply constraints and International was impacted by higher trade inventory of newly acquired vaccines. Cervarix sales declined following the introduction of a new competitor vaccine.

58  GSK Annual Report 2015

In the US, sales grew 24% on a reported basis (up 9% pro-forma) to £1,258 million. Pro-forma growth was driven mainly by a strong performance from Fluarix/FluLaval as a result of the conversion to the Quadrivalent formulation, Rotarix benefiting from CDC stockpile replenishments, Boostrix due to market share gains, and the Meningitis portfolio driven primarily by the launch of Bexsero. This growth was partly offset by an Infanrix/Pediarix sales decline of 17%, primarily as a result of the return to the market of a competitor vaccine during 2014 combined with lower CDC stockpile purchases than in 2014.

In Europe, sales grew 23% on a reported basis (up 9% pro-forma) to £1,097 million. Pro-forma growth primarily reflected increased sales in the Meningitis portfolio with Bexsero gaining in several private markets including Italy, Spain, Germany and Portugal as well as in the UK following its inclusion in the NHS immunisation programme. Menveo also delivered incremental sales as a result of tender awards in the UK and Italy. Growth was partly offset by sales declines in Infanrix/Pediarix due to supply constraints and increased competitor activity, Hepatitis A vaccines due to supply constraints, and Cervarix following the introduction of a new competitor vaccine. Germany grew strongly with the MMRV portfolio, Boostrix and Infanrix/Pediarix, all up due to better supply and competitor supply shortages.

In International, sales grew by 12% on a reported basis but declined 5% on a pro-forma basis to £1,302 million. The pro-forma performance was mainly driven by lower tender volumes in Latin America, particularly for Synflorix, partly offset by increased market access and demand for Synflorix in Africa and Bangladesh. Cervarix sales decreased in Mexico and South Africa due to lower demand. Infanrix/Pediarix and Hepatitis A vaccines sales were down, reflecting supply constraints, and the newly acquired vaccines declined due to the phasing of shipments and higher trade inventory levels inherited as part of the acquisition.

Consumer Healthcare turnover

	2015 £m	2014 (restated) £m	Growth CER%	Growth £%
Wellness	2,970	1,565	95	90
Oral health	1,866	1,797	8	4
Nutrition	684	633	7	8
Skin health	508	317	67	60
	6,028	4,312	44	40

	2015 £m	2014 (restated) £m	Growth CER%	Growth £%
US	1,430	851	56	68
Europe	1,788	1,138	70	57
International	2,810	2,323	27	21
	6,028	4,312	44	40

The Consumer Healthcare business represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare listed businesses in India and Nigeria, which are excluded from the Joint Venture.

Turnover grew 44% to £6,028 million, benefiting significantly from the sales of the newly-acquired products included in the Joint Venture. On a pro-forma basis, growth was 6% (4% volume and 2% price), primarily reflecting strong growth in the US following the launch of OTC Flonase, buoyant sales in India driven by Horlicks as well as global specialist Oral health growth, partly due to a recovery from supply disruptions in 2014. Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 14% of sales, higher than in prior years primarily due to the Flonase switch to OTC earlier in the year. Other key 2015 launches included Sensodyne Repair and Protect Whitening in the US and Germany, Voltaren 12 hour and the roll-out of Sensodyne mouthwash.

GSK Annual Report 2015 59

Group financial review continued

US sales grew 56% on a reported basis to £1,430 million, and 22% on a pro-forma basis. Flonase was the region’s principal growth driver. Oral health sales continued to be driven by Sensodyne, up 13%, with the launch of Sensodyne Repair and Protect Whitening, supply recovery and distribution gains for Sensodyne Pronamel. Excedrin grew 9% following the launch of the gel tablet format combined with momentum in the tension headache variant. Theraflu posted strong growth due to its re-launch, the new warming syrups format and price increases. Nicorette lozenges, Nicorette Mini lozenges and alli returned to the market but Tums was impacted by supply constraints and increased competitive pressure during the year.

Sales in Europe grew 70% on a reported basis to £1,788 million and grew 3% pro-forma. The pro-forma performance was driven by Oral health products, which reported growth of 6%, reflecting strong performances from both Sensodyne and Gum health products following an improved supply position compared with 2014, new advertising in key markets, and the roll out of new Sensodyne variants across the region. In Wellness, pain relief recorded a strong double-digit pro-forma performance, driven by Voltaren which also benefited from new marketing campaigns. The brand recorded its highest market shares in many of the major European markets, including Germany, Italy, Poland and France. These strong performances were partly offset by adverse performances in the Nutrition and Skin health categories, due to the re-alignment of resources across the brand portfolio following the integration of the businesses and the termination of a number of third party supply arrangements as part of a supply chain simplification initiative.

International sales of £2,810 million grew 27% on a reported basis and were up 2% pro-forma. Oral health sales grew strongly across the region with double-digit growth on Sensodyne and Denture care products. Wellness sales declined 3% on a pro-forma basis, largely a result of the impact of the excess channel inventories in parts of the acquired consumer businesses, most notably China, Russia and Middle East, together with generic competition which impacted Panadol Osteo in Australia, and economic and political uncertainties in Venezuela. India led the growth amongst the priority markets, reporting double-digit performances from Eno, Sensodyne and Horlicks, driven by distribution gains and new marketing campaigns and the re-launch of the improved chocolate flavoured Horlicks. Sales in Brazil were down to low-single digits as the business transitioned to new product formulations in the sun care business.

Total results

The total results of the Group are set out below. Reconciliations of total results to core results are presented on page 62.

		2015		2014		Growth
	£m	% of turnover	£m	% of turnover	CER%	£%
Turnover	23,923	100	23,006	100	6	4
Cost of sales	(8,853)	(37.0)	(7,323)	(31.8)	24	21
Selling, general and administration	(9,232)	(38.6)	(8,246)	(35.8)	13	12
Research and development	(3,560)	(14.9)	(3,450)	(15.0)	2	3
Royalty income	329	1.4	310	1.3	8	6
Other operating income	7,715	32.2	(700)	(3.1)	>100	>100
Operating profit	10,322	43.1	3,597	15.6	>100	>100
Net finance costs	(653)		(659)
Profit on disposal of interest in associates	843		–
Share of after tax profits of associates and joint ventures	14		30
Profit before taxation	10,526		2,968		>100	>100
Taxation	(2,154)		(137)
Total profit after taxation for the year	8,372		2,831		>100	>100
Total profit attributable to shareholders	8,422		2,756
Earnings per share (p)	174.3		57.3		>100	>100
Earnings per ADS (US$)	5.33		1.89

Cost of sales

Cost of sales as a percentage of turnover was 37.0%, 5.2 percentage points higher than in 2014 and 5.4 percentage points higher on a CER basis. The increase reflected the disposal of our higher margin Oncology business and the acquisition of the lower margin Vaccines and Consumer Healthcare businesses from Novartis. In addition, there were adverse price movements, particularly in US Pharmaceuticals, and increased investments in Vaccines to improve the reliability and capacity of the supply chain, together with increased intangible asset amortisation and impairment charges and higher integration and restructuring costs. This was partly offset by an improved product mix, particularly as a result of the growth in HIV sales, and the benefits of the Group’s ongoing cost reduction programmes.

Selling, general and administration

SG&A costs as a percentage of sales were 38.6%, 2.8 percentage points higher than in 2014 and 2.3 percentage points higher on a CER basis. This increase primarily reflected the impacts of the Novartis transaction in 2015 and the £219 million credit in SG&A in 2014 from a release of reserves following simplification of our entity structure, together with higher integration and restructuring costs and increased promotional product support, particularly for new launches in Respiratory, Consumer Healthcare, Vaccines and HIV. This was partly offset by the benefits of the Pharmaceuticals cost reduction programme, synergies in Vaccines and Consumer Healthcare and lower legal charges.

Research and development

R&D expenditure increased 2% CER to £3,560 million (14.9% of turnover) compared with £3,450 million (15.0% of turnover) in 2014. The benefits of the cost reduction programmes in Pharmaceuticals, Vaccines and Consumer Healthcare R&D were more than offset by higher integration and restructuring costs.

60  GSK Annual Report 2015

Other operating income

Net other operating income of £7,715 million (2014 – £700 million expense) included the profits on the disposals of the Oncology business of £9,228 million and ofatumumab of £200 million. This was partly offset by a further increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture of £1,874 million (2014 – £768 million) following the improved sales performance of Tivicay and Triumeq. The liability of £3,409 million at 31 December 2015 represents the present value of expected future payments to Shionogi. Further details of the consideration due to Shionogi in relation to ViiV Healthcare are set out on page 70.

Operating profit

Total operating profit was £10,322 million compared with £3,597 million in 2014. The increase primarily reflected the profits on disposal of the Oncology business to Novartis and several equity investment and other asset disposals. This was partly offset by increased integration and restructuring costs, the adverse impact on margins of the disposal of the higher margin Oncology business and acquisition of the lower margin Vaccines and Consumer Healthcare businesses from Novartis and the increase in the contingent consideration liability payable on the acquisition of the former Shionogi-ViiV Healthcare joint venture.

Intangible asset amortisation decreased to £563 million from £575 million in 2014, Intangible asset impairments of £206 million (2014: £150 million) included impairments of several R&D and commercial assets. Both of these charges were non-cash items.

Major restructuring charges accrued in the year were £1,891 million (2014 – £750 million) and reflected the acceleration of a number of integration projects following completion of the Novartis transaction, as well as further charges as part of the Pharmaceuticals restructuring programme. Cash payments made in the year were £1,131 million (2014 – £566 million). The programme has delivered approximately £1 billion of incremental benefits in 2015 compared with 2014.

Charges to date for the combined restructuring and integration programme are £2.7 billion. The total cash charges of the combined programme are expected to be approximately £3.65 billion and the non-cash charges up to £1.35 billion. By the end of 2015, the programme had delivered approximately £1.6 billion of annual savings and remained on track to deliver £3 billion of annual savings in total. The programme is expected to be largely complete by the end of 2017.

Legal charges of £221 million (2014 – £548 million) included the settlement of a number of existing matters and litigation costs. The charge in 2014 included the £301 million fine payable to the Chinese government. Cash payments were £420 million (2014 – £702 million).

Acquisition-related adjustments resulted in a net charge of £2,238 million (2014 – £843 million). This included remeasurements of the liability and the unwinding of the discounting effects on the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture of £1,874 million (2014 – £768 million); the contingent consideration related to the acquisition of the former Novartis Vaccines business of £91 million, net of hedging gains (2014 – £nil); and the Consumer Healthcare Joint Venture put option of £83 million (2014 – £nil). Further details of the consideration due to Shionogi in relation to ViiV Healthcare are set out on page 70.

Disposals and other items resulted in a net credit of £9,712 million (2014 – £131 million charge). This included the profit on disposal of the Oncology business to Novartis of £9,228 million and the profit on disposal of ofatumumab, together with equity investment and other asset disposals, equity investment impairments reflecting current market valuations, one-off required regulatory charges in R&D and certain other adjusting items.

Net finance costs

Finance income	2015 £m	2014 £m
Interest and other finance income	99	66
Fair value movements	5	2
	104	68

Finance expense
Interest expense	(719)	(688)
Unwinding of discounts on liabilities	(16)	(15)
Remeasurements and fair value movements	(8)	(10)
Other finance expense	(14)	(14)
	(757)	(727)

Profit on disposal of interest in associates

The profit on disposal of associates was £843 million (2014 – £nil). This arose from the disposal of half of our investment in Aspen Pharmacare and the remeasurement of the remaining holding to market value on its reclassification to other investments.

Share of after tax profits of associates and joint ventures

The share of profits of associates and joint ventures was £14 million (2014 – £30 million profit), including a £16 million gain, being our share of the profit on a disposal of an investment recognised by one of the associates. In 2014, the share of profits of associates principally arose on our holding in Aspen Pharmacare.

Profit before taxation

Taking account of net finance costs, the profit on disposal of interest in associates and the share of profits of associates, profit before taxation was £10,526 million compared with £2,968 million in 2014.

Taxation

	2015 £m	2014 £m
UK current year charge	156	221
Rest of world current year charge	2,924	1,092
Charge in respect of prior periods	(508)	(571)
Total current taxation	2,572	742
Total deferred taxation	(418)	(605)
Taxation on total profits	2,154	137

The charge for taxation on total profits amounted to £2,154 million and represented a total effective tax rate of 20.5% (2014 – 4.6%). In 2015 GSK made payments of £111 million in UK Corporation tax. In January 2016 GSK made further payments of £100 million in relation to UK Corporation tax. These amounts are for Corporation tax only and do not include various other business taxes borne by GSK each year. See ‘Taxation’ on page 158 for further details.

Earnings per share

Total EPS was 174.3p, compared with 57.3p in 2014, the increase primarily reflecting the profits on disposal of the Oncology business and the Aspen Pharmacare shares, partly offset by the increase in the liability for the contingent consideration due on the acquisition of the former Shionogi-ViiV Healthcare joint venture and accelerated charges for major restructuring expenditure.

Dividends

The Board declared four interim dividends resulting in a total dividend for the year of 80 pence, in line with the dividend for 2014. In addition, the Board has declared a special dividend of 20 pence to be paid out of the proceeds of the disposals of the Oncology business and other assets. See Note 16 to the Financial statements, ‘Dividends’.

GSK Annual Report 2015 61

Group financial review continued

Core results reconciliation – 31 December 2015

Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Legal charges £m	Acquisition accounting £m	Disposals and other £m	Core results £m
Turnover	23,923	23,923
Cost of sales	(8,853)	522	147	563	89	12	(7,520)
Gross profit	15,070	522	147	563	89	12	16,403

Selling, general and administration	(9,232)	7	1,009	221	88	(7,907)
Research and development	(3,560)	41	52	319	52	(3,096)
Royalty income	329	329
Other operating income	7,715	2,061	(9,776)	–
Operating profit	10,322	563	206	1,891	221	2,238	(9,712)	5,729

Net finance costs	(653)	5	12	(636)
Profit on disposal of associates	843	(843)	–
Share of after tax profits/(losses) of associates and joint ventures	14	(16)	(2)
Profit before taxation	10,526	563	206	1,896	221	2,238	(10,559)	5,091

Taxation	(2,154)	(161)	(50)	(441)	(21)	(352)	2,186	(993)
Tax rate	20.5%	19.5%
Profit after taxation	8,372	402	156	1,455	200	1,886	(8,373)	4,098

(Loss)/profit attributable to non-controlling interests	(50)	500	(10)	440
Profit attributable to shareholders	8,422	402	156	1,455	200	1,386	(8,363)	3,658

Earnings per share	174.3	p	8.3	p	3.2	p	30.1	p	4.1	p	28.8	p	(173.1	)p	75.7	p

Weighted average number of shares (millions)	4,831	4,831
Core results reconciliation – 31 December 2014
Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Legal charges £m	Acquisition accounting £m	Disposals and other £m	Core results £m
Turnover	23,006	23,006
Cost of sales	(7,323)	503	78	204	3	(6,535)
Gross profit	15,683	503	78	204	3	16,471

Selling, general and administration	(8,246)	430	548	75	119	(7,074)
Research and development	(3,450)	72	72	116	77	(3,113)
Royalty income	310	310
Other operating income	(700)	768	(68)	–
Operating profit	3,597	575	150	750	548	843	131	6,594

Net finance costs	(659)	5	8	(646)
Share of after tax profits of associates and joint ventures	30	30
Profit before taxation	2,968	575	150	755	548	843	139	5,978

Taxation	(137)	(209)	(29)	(215)	(26)	(134)	(422)	(1,172)
Tax rate	4.6%	19.6%
Profit after taxation	2,831	366	121	540	522	709	(283)	4,806

Profit attributable to non-controlling interests	75	147	222
Profit attributable to shareholders	2,756	366	121	540	522	562	(283)	4,584

Earnings per share	57.3	p	7.6	p	2.5	p	11.3	p	10.9	p	11.7	p	(5.9	)p	95.4	p

Weighted average number of shares (millions)	4,808	4,808

62  GSK Annual Report 2015

Core results

We use core results, among other metrics including Total results and cash flow generation, to manage the performance of the Group. The definition of core results is set out on page 54.

Cost of sales

		2015		2014		Growth
		% of		% of
	£m	turnover	£m	turnover	CER%	£%
Cost of sales	(7,520)	(31.4)	(6,535)	(28.4)	18	15

Cost of sales as a percentage of turnover was 31.4%, 3.0 percentage points higher than in 2014. On a pro-forma basis, the cost of sales percentage increased 0.8 percentage points and 1.0 percentage points on a CER basis. This reflected adverse price movements, particularly in US Pharmaceuticals, and increased investments in Vaccines to improve the reliability and capacity of the supply chain. This was partly offset by an improved product mix, particularly as a result of the growth in HIV sales, and the benefits of our ongoing cost reduction programmes.

Selling, general and administration

		2015		2014		Growth
		% of		% of
	£m	turnover	£m	turnover	CER%	£%
Selling, general and administration	(7,907)	(33.1)	(7,074)	(30.7)	12	12

SG&A costs as a percentage of sales were 33.1%, 2.4 percentage points higher than in 2014 and 2.0 percentage points higher on a CER basis. On a pro-forma basis, SG&A costs as a percentage of sales increased 1.2 percentage points, and 0.8 percentage points on a CER basis. This increase primarily reflected the impact of the £219 million credit in SG&A in 2014 from a release of reserves following simplification of our entity structure. Excluding this, SG&A costs as a percentage of sales decreased 0.1 percentage points on a CER basis, driven by declines in Global Pharmaceuticals, including the benefits of the Pharmaceuticals cost reduction programme, and synergies in Vaccines and Consumer Healthcare, largely offset by promotional product support, particularly for new launches in Respiratory, Consumer Healthcare, Vaccines and HIV.

Research and development

		2015		2014		Growth
		% of		% of
	£m	turnover	£m	turnover	CER%	£%
Research and development	(3,096)	(12.9)	(3,113)	(13.5)	(2)	(1)

R&D expenditure declined 2% CER to £3,096 million (12.9% of turnover) compared with £3,113 million (13.5% of turnover) in 2014. On a pro-forma basis, R&D expenditure declined 5% reflecting the benefit of cost reduction programmes in Pharmaceuticals, Vaccines and Consumer Healthcare R&D.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of phase IIa trials) and Development work (from phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. Phase IV costs and other administrative expenses are reported in SG&A and are not included in the table below.

The table below analyses core R&D expenditure by these categories:

	2015	2014
	£m	£m
Discovery	744	739
Development	1,136	1,317
Facilities and central support functions	433	455
Pharmaceuticals R&D	2,313	2,511
Vaccines R&D	525	443
Consumer Healthcare R&D	258	159
Research and development	3,096	3,113

The proportion of Pharmaceuticals R&D investment made in the late-stage portfolio decreased from 52% of Pharmaceuticals R&D costs in 2014 to 49% in 2015, reflecting the completion of a number of late-stage programmes.

Royalty income

Royalty income was £329 million (2014 – £310 million).

Core operating profit by business

				2014
		2015		(restated)		Growth
		Margin		Margin
	£m	%	£m	%	CER%	£%
Global Pharmaceuticals	4,733	40.0	6,388	45.8	(24)	(26)
HIV	1,686	72.6	977	65.2	72	73
Pharmaceuticals R&D	(2,168)		(2,326)		(10)	(7)
Pharmaceuticals	4,251	30.0	5,039	32.6	(12)	(16)
Vaccines	966	26.4	997	31.6	(9)	(3)
Consumer Healthcare	680	11.3	491	11.4	66	38
	5,897	24.7	6,527	28.5	(6)	(10)
Corporate & other unallocated costs	(168)		67		>(100)	>100
Core operating profit	5,729	23.9	6,594	28.7	(9)	(13)

Core operating profit was £5,729 million, 9% lower than in 2014 in CER terms on a turnover increase of 6%. The core operating margin of 23.9% was 4.8 percentage points lower than in 2014. Excluding the adverse impact of currency movements, particularly from the Euro and Emerging Markets currencies, the core operating margin was 4.1 percentage points lower on a CER basis. This decline included a 3.0 percentage point impact of the Novartis transaction, reflecting the disposal of the higher margin Oncology business and the acquisition of the lower margin and different cost structures of the Vaccines and Consumer Healthcare businesses from Novartis.

GSK Annual Report 2015 63

Group financial review continued

On a pro-forma basis, core operating profit was 2.7% lower in CER terms compared with 2014 on a turnover increase of 1%, which primarily reflected a decline in the pro-forma core operating margin of 1.1 percentage points. However, this decline also included a 0.9 percentage point impact from the adverse comparison with 2014 which included a £219 million credit in SG&A from a release of reserves following simplification of the Group’s entity structure and its trading arrangements. Excluding this effect, the core operating margin declined 0.2 percentage points reflecting the balance between the continued impact of the decline in sales of Seretide/Advair, including contracting and other price reductions, lower sales of Established Products, as well as the investments required behind multiple new launches in Pharmaceuticals, Vaccines and Consumer Healthcare, as we transition our product portfolio, offset by the savings released by our restructuring and integration programmes and the benefits of an improved product mix, particularly from the growth in HIV sales.

Pharmaceuticals

Pharmaceuticals operating profit was £4,251 million, 12% lower than in 2014 in CER terms on a turnover decrease of 7%. The core operating margin of 30.0% was 2.6 percentage points lower than in 2014 and 1.8 percentage points lower on a CER basis. On a pro-forma basis, the core operating margin decreased 1.2 percentage points on a CER basis, which reflected adverse price movements in Global Pharmaceuticals, particularly in the US for Respiratory products, the increased promotional and manufacturing investments behind new product launches in Respiratory and HIV as well as targeted investments in manufacturing capacity and stability elsewhere in the portfolio, partly offset by a more favourable product mix, primarily driven by the growth in HIV sales, and the benefits of the Group’s cost reduction programmes. The core operating margin for Global Pharmaceuticals was 40.0% (2014 – 45.8%) and for HIV was 72.6% (2014 – 65.2%).

Vaccines

Vaccines operating profit was £966 million, 9% lower than in 2014 in CER terms on a turnover increase of 19%. The core operating margin of 26.4% was 5.2 percentage points lower than 2014 and 7.6 percentage points lower on a CER basis, primarily driven by the inclusion of the cost base of the former Novartis Vaccines business. Pro-forma core operating profit grew by 7% on a turnover increase of 3% on a CER basis. The pro-forma operating margin improved 0.8 percentage points to 26.4% reflecting an increase in cost of sales as a percentage of turnover due to additional supply chain investments and the benefit to cost of sales in 2014 of a number of inventory adjustments, more than offset by reductions in SG&A and R&D from restructuring and integration benefits.

Consumer Healthcare

Consumer Healthcare operating profit was £680 million, 66% higher than in 2014 in CER terms on a turnover increase of 44%. The core operating margin of 11.3% was 0.1 percentage points lower than in 2014, but improved 1.7 percentage points on a CER basis. On a pro-forma basis the operating margin increased 1.8 percentage points on a CER basis. This was driven by a reduction in cost of sales as a percentage of turnover, reflecting benefits from improved supply and pricing, as well as the delivery of integration synergies which together more than offset additional investment behind the growth of target power brands, particularly in Oral health and Wellness.

Net finance costs

	2015	2014
Finance income	£m	£m
Interest and other income	99	66
Fair value movements	5	2
	104	68

Finance expense
Interest expense	(719)	(688)
Unwinding of discounts on liabilities	1	(2)
Remeasurements and fair value movements	(8)	(10)
Other finance expense	(14)	(14)
	(740)	(714)

Net finance expense was £636 million compared with £646 million in 2014.

Share of after tax losses of associates and joint ventures

The share of losses of associates and joint ventures was £2 million (2014 – £30 million profit). In March 2015, we reduced our shareholding in our significant associate, Aspen Pharmacare Holdings Limited, from 12.4% to 6.2% of the issued share capital. As a result, we no longer account for Aspen as an associate.

Core profit before taxation

		2015		2014	Growth
		% of		% of
	£m	turnover	£m	turnover	CER%	£%
Core profit before tax	5,091	21.3	5,978	26.0	(10)	(15)

Taxation

Tax on core profit amounted to £993 million and represented an effective core tax rate of 19.5% (2014 –19.6%), reflecting the resolution of a number of items that benefited the year.

Non-controlling interests

The allocation of earnings to non-controlling interests amounted to £440 million (2014 – £222 million), including the non-controlling interest allocations of Consumer Healthcare segment profits of £205 million (2014 – £60 million) and the allocation of ViiV Healthcare profits, which increased to £224 million (2014 – £132 million). Further details of our economic interest in the profits of ViiV Healthcare are set out on page 70.

Core earnings per share

Core EPS of 75.7p declined 15% in CER terms compared with a 9% decline in operating profit, primarily reflecting the greater contributions to growth from businesses in which there are significant non-controlling interests.

64  GSK Annual Report 2015

Cash generation and conversion

A summary of the consolidated cash flow is set out below.

	2015 £m	2014 £m
Net cash inflow from operating activities	2,569	5,176
Net cash inflow/(outflow) from investing activities	6,037	(1,078)
Net cash outflow from financing activities	(7,103)	(5,385)
Increase/(decrease) in cash and bank overdrafts	1,503	(1,287)

Cash and bank overdrafts at beginning of year	4,028	5,231
Increase/(decrease) in cash and bank overdrafts	1,503	(1,287)
Exchange adjustments	(45)	84
Cash and bank overdrafts at end of year	5,486	4,028

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	5,830	4,338
Overdrafts	(344)	(310)
	5,486	4,028

Adjusted net cash inflow from operating activities	2,989	5,878

The net cash inflow from operating activities for the year was £2,569 million (2014 – £5,176 million). Excluding legal settlements of £420 million (2014 – £702 million), adjusted net cash inflow from operating activities was £2,989 million (2014 – £5,878 million). This was after payments of non-core restructuring and integration costs of £1,131 million (2014 – £566 million) and the initial tax payments arising on the sale of the Oncology business amounting to £1,071 million, all of which have been funded from divestment proceeds. Excluding these items, the adjusted net cash inflow from operating activities would have been £5,191 million (2014 – £6,444 million), a reduction of £1,253 million (19%).

The decrease primarily resulted from the initial impact of the Novartis transaction, reflecting the disposal of GSK’s higher margin Oncology business and the impact of acquiring the lower margin Vaccines and Consumer Healthcare businesses as well as lower operating profits, primarily in Global Pharmaceuticals, and the impact of negative currency movements in the year. In addition, the cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability recognised in operating cash flows increased by £117 million in 2015. The total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in 2015 were £159 million, of which £121 million was recognised in cash flows from operating activities and £38 million was recognised in purchases of businesses within investing cash flows.

Free cash flow

Free cash flow is the amount of cash generated by the business after meeting our obligations for interest, tax and dividends paid to non-controlling interests, and after capital expenditure on property, plant and equipment and intangible assets.

	2015 £m	2014 £m
Free cash (outflow)/inflow	(155)	2,620
Adjusted free cash flow	265	3,322

Free cash outflow was £155 million for the year. Excluding legal payments of £420 million (2014 – £702 million), adjusted free cash flow was £265 million (2014 – £3,322 million). This was after non-core restructuring and integration costs, and the initial tax payments on the sale of the Oncology business. Excluding these items, the adjusted free cash inflow would have been £2,467 million (2014 – £3,888 million). The decrease reflected the same factors as for the net cash inflow from operating activities described above.

A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure, to free cash flow is shown below.

Reconciliation of free and adjusted cash flow

	2015 £m	2014 £m
Net cash inflow from operating activities	2,569	5,176
Purchase of property, plant and equipment	(1,380)	(1,188)
Purchase of intangible assets	(521)	(563)
Proceeds from sale of property, plant and equipment	72	39
Interest paid	(762)	(707)
Interest received	99	63
Dividends from associates and joint ventures	5	5
Distributions to non-controlling interests	(237)	(205)
Free cash flow	(155)	2,620
Legal payments	420	702
Adjusted free cash flow	265	3,322

Investment appraisal

We have a formal process for assessing potential investment proposals in order to ensure decisions are aligned with our overall strategy. This process includes an assessment of the cash flow return on investment (CFROI), as well as its net present value (NPV) and internal rate of return (IRR) where the timeline for the project is very long term. We also consider the impact on earnings and credit profile where relevant.

The discount rate used to perform financial analyses is decided internally, to allow determination of the extent to which investments cover our cost of capital. For specific investments the discount rate may be adjusted to take into account country or other risk weightings.

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £1,901 million (2014 - £1,751 million) and disposals realised £10,554 million (2014 – £594 million). Cash payments to acquire equity investments of £82 million (2014 – £83 million) were made in the year and sales of equity investments realised £357 million (2014 – £205 million).

Future cash flow

Over the long term, we expect that future cash generated from operations will be sufficient to fund our operating and debt servicing costs, normal levels of capital expenditure, obligations under existing licensing agreements, expenditure arising from restructuring programmes and other routine outflows including tax, pension contributions and dividends, subject to the ‘Risk factors’ discussed on pages 231 to 240. We may from time to time have additional demands for finance, such as for acquisitions and share repurchases. We have access to other sources of liquidity from short and long-term capital markets and financial institutions, in addition to the cash flow from operations, for such needs.

Working capital

	2015	2014
Working capital percentage of turnover (%)	23%	22%
Working capital conversion cycle (days)	191	209

Our working capital programme has continued to make progress with further improvements in the collection of receivables and better inventory management.

The reported working capital conversion cycle days were distorted by a temporary favourable impact of 15 days arising from the Novartis transaction. Excluding this impact, the conversion cycle for 2015 was around 206 days. The reduction of 3 days compared with 2014 was predominantly due to an increase in the denominator from increased restructuring costs in 2015 offset by a beneficial impact from exchange, reduced receivables from improved collections and reduced inventory levels.

GSK Annual Report 2015 65

Group financial review continued

Financial position and resources

	2015 £m	2014 £m
Assets
Non-current assets
Property, plant and equipment	9,668	9,052
Goodwill	5,162	3,724
Other intangible assets	16,672	8,320
Investments in associates and joint ventures	207	340
Other investments	1,255	1,114
Deferred tax assets	2,905	2,688
Other non-current assets	990	735
Total non-current assets	36,859	25,973

Current assets
Inventories	4,716	4,231
Current tax recoverable	180	138
Trade and other receivables	5,615	4,600
Derivative financial instruments	125	146
Liquid investments	75	69
Cash and cash equivalents	5,830	4,338
Assets held for sale	46	1,156
Total current assets	16,587	14,678
Total assets	53,446	40,651

Liabilities
Current liabilities
Short-term borrowings	(1,308)	(2,943)
Trade and other payables	(9,191)	(7,958)
Derivative financial instruments	(153)	(404)
Current tax payable	(1,421)	(945)
Short-term provisions	(1,344)	(1,045)
Total current liabilities	(13,417)	(13,295)

Non-current liabilities
Long-term borrowings	(15,324)	(15,841)
Deferred tax liabilities	(1,522)	(445)
Pensions and other post-employment benefits	(3,229)	(3,179)
Other provisions	(420)	(545)
Derivative financial instruments	–	(9)
Other non-current liabilities	(10,656)	(2,401)
Total non-current liabilities	(31,151)	(22,420)
Total liabilities	(44,568)	(35,715)
Net assets	8,878	4,936

Equity
Share capital	1,340	1,339
Share premium account	2,831	2,759
Retained earnings	(1,397)	(2,074)
Other reserves	2,340	2,239
Shareholders’ equity	5,114	4,263
Non-controlling interests	3,764	673

Total equity	8,878	4,936

Property, plant and equipment

Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of our property, plant and equipment to minimise risks of interruption of production and to achieve compliance with regulatory standards. A number of our processes use chemicals and hazardous materials.

The total cost of our property, plant and equipment at 31 December 2015 was £20,750 million, with a net book value of £9,668 million. Of this, land and buildings represented £4,117 million, plant and equipment £2,987 million and assets in construction £2,564 million. In 2015, we invested £2,134 million in new property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2015, we had contractual commitments for future capital expenditure of £659 million and operating lease commitments of £789 million. We believe that our facilities are adequate for our current needs.

We observe stringent procedures and use specialist skills to manage environmental risks from our activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Our planet’ on page 48 and in Note 45 to the financial statements, ‘Legal proceedings’.

Goodwill

Goodwill increased during the year to £5,162 million at 31 December 2015, from £3,724 million. The increase reflected the goodwill arising from the acquired Novartis Vaccines business and the creation of the Consumer Healthcare Joint Venture.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2015 was £16,672 million (2014 – £8,320 million). The increase in 2015 reflected the impact of acquiring the Vaccines business (£2,680 million), and the creation of the Consumer Healthcare Joint Venture (£6,003 million), capitalised development costs of £217 million, partly offset by the amortisation and impairment of existing intangibles of £738 million and £217 million, respectively.

Investments in associates and joint ventures

We held investments in associates and joint ventures, with a carrying value at 31 December 2015 of £207 million (2014 – £340 million). The market value at 31 December 2015 was £267 million (2014 – £1,388 million). The largest of these investments was in Theravance Inc. (now Innoviva Inc.) which had a book value at 31 December 2015 of £112 million. The market value at 31 December 2015 was £229 million. Until 1 September 2015, Theravance Inc. was accounted for as an equity investment as it was considered that the Group could not exert significant influence over the company until that point. See Note 20 to the Financial statements ‘Investments in associates and joint ventures’.

Other investments

We held other investments with a carrying value at 31 December 2015 of £1,255 million (2014 – £1,114 million). The most significant of these investments was in Aspen Pharmacare Holdings Limited which had a book value at 31 December 2015 of £383 million. Previously, the investment in Aspen was treated as an associate but in March 2015 we sold half of our holding in Aspen and as a result were no longer able to exert significant influence over the company; the investment has been reported within Other investments since that date. The other investments include equity stakes in companies with which we have research collaborations, which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

66  GSK Annual Report 2015

Derivative financial instruments: assets

We had current derivative financial instruments held at fair value of £125 million (2014 – £146 million). The majority of this amount related to foreign exchange contracts both designated and not designated as accounting hedges.

Inventories

Inventory of £4,716 million increased from £4,231 million in 2014. The increase primarily reflected the impact of the Novartis acquisition, partly offset by exchange movements.

Trade and other receivables

Trade and other receivables of £5,615 million increased from 2014 impacted by the Novartis acquisition, partly offset by exchange movements.

Derivative financial instruments: liabilities

We held current derivative financial instruments at fair value of £153 million (2014 – £404 million, current: £9 million, non-current). This primarily related to foreign exchange contracts both designated and non-designated (inter-company loans and trade receivables) as accounting hedges.

Trade and other payables

Trade and other payables amounting to £9,191 million increased from £7,958 million in 2014, reflecting the effect of the Novartis acquisition and an increase in accruals for customer returns and rebates.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £3,286 million at 31 December 2015 (2014 – £2,035 million) of which £352 million (2014 – £520 million) related to legal and other disputes and £816 million (2014 – £527 million) related to the Operational Excellence provision. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of restructuring programmes to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The deficits, net of surpluses before allowing for deferred taxation were £1,584 million (2014 – £1,689 million) on pension arrangements and £1,387 million (2014 – £1,397 million) on unfunded post-employment liabilities. The decreases in the deficits were predominantly driven by higher discount rates that we used to discount the value of the liabilities, partly offset by an increase in the UK inflation rate together with net obligations acquired as a result of the Novartis transaction.

In December 2010, the UK scheme purchased an insurance contract that will guarantee payment of specified pensioner liabilities. This contract was valued at £755 million at 31 December 2015.

Other non-current liabilities

Other non-current liabilities of £10,656 million at 31 December 2015 (2014 – £2,401 million) included £3,549 million (2014 – £1,619 million) of contingent consideration payable, of which £3,110 million (2014 – £1,579 million) was in respect of the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture, and £398 million was payable to Novartis in relation to the Vaccines acquisition during 2015. In addition, £6,287 million related to the present value of the estimated amount payable by us in the event of full exercise of Novartis’ right to require us to acquire its 36.5% shareholding in the Consumer Healthcare Joint Venture.

Net debt

	2015 £m	2014 £m
Cash, cash equivalents and liquid investments	5,905	4,407
Borrowings – repayable within one year	(1,308)	(2,943)
Borrowings – repayable after one year	(15,324)	(15,841)
Net debt	(10,727)	(14,377)

At 31 December 2015, net debt was £10.7 billion, compared with £14.4 billion at 31 December 2014, comprising gross debt of £16.6 billion and cash and liquid investments of £5.9 billion. The decrease in net debt primarily reflected the impact of the Novartis transaction in which we sold our Oncology business for net cash proceeds of £10.0 billion and paid £3.4 billion, net of cash acquired, to purchase the Novartis Vaccines business.

The first tax payments on the Novartis transaction amounting to £1,071 million have been made. In addition, we sold part of our shareholding in Aspen for cash proceeds of £564 million and paid dividends to shareholders of £3,874 million. Net debt also reflected an exchange loss on the translation of cash held by the Group’s Venezuelan subsidiaries.

Because of the continuing political and economic uncertainties in Venezuela, at 31 December 2015, we changed the exchange rate used to translate our subsidiaries in Venezuela. Up to that point, we applied one of the official rates available of VEF 6.3/US$1. At 31 December 2015, this was changed to VEF 199.6/US$1 (VEF 293.4/£1). This change had no significant impact on the Group income statement, but gave rise to an exchange loss on translation of the cash held by the Venezuelan subsidiaries of £94 million.

At 31 December 2015, our cash and liquid investments were held as follows:

	2015 £m	2014 £m
Bank balances and deposits	3,767	3,529
US Treasury and Treasury repo only money market funds	624	811
Liquidity funds	1,439	–
Government securities	75	67
	5,905	4,407

Cash and liquid investments of £4.2 billion were held centrally at 31 December 2015.

GSK Annual Report 2015 67

Group financial review continued

The analysis of cash and gross debt after the effects of hedging is as follows.

	2015 £m	2014 £m
Cash and liquid investments	5,905	4,407
Gross debt – fixed	(16,129)	(17,674)
– floating	(502)	(1,109)
– non-interest bearing	(1)	(1)
Net debt	(10,727)	(14,377)

Movements in net debt

	2015 £m	2014 £m
Net debt at beginning of year	(14,377)	(12,645)
Increase/(decrease) in cash and bank overdrafts	1,503	(1,287)
Increase/(decrease) in liquid investments	2	(1)
Net increase in long-term loans	–	(1,960)
Net repayment of short-term loans	2,412	1,709
Exchange movements	(268)	(193)
Other movements	1	–
Net debt at end of year	(10,727)	(14,377)

Total equity

At 31 December 2015, total equity had increased from £4,936 million at 31 December 2014 to £8,878 million. The increase arose from the impact of both operating profits and business and asset disposal profits, partly offset by the remeasurement of the ViiV Healthcare contingent consideration and the dividends paid in the year.

A summary of the movements in equity is set out below.

	2015 £m	2014 £m
Total equity at beginning of year	4,936	7,812
Total comprehensive income for the year	7,885	1,081
Dividends to shareholders	(3,874)	(3,843)
Ordinary shares issued	73	167
Gain on transfer of net assets into Consumer Healthcare JV	2,891	–
Consumer Healthcare JV put option	(6,204)	–
Loss on transfer of equity investment to investment in associate	(229)	–
Changes in non-controlling interests	3,370	(86)
Forward contract relating to non-controlling interest	–	21
Shares purchased and cancelled or held as Treasury shares	–	(238)
Shares acquired by ESOP Trusts	(99)	(95)
Share-based incentive plans	356	326
Tax on share-based incentive plans	10	(4)
Distributions to non-controlling interests	(237)	(205)
Total equity at end of year	8,878	4,936

The gain on transfer of net assets into the Consumer Healthcare Joint Venture of £2,891 million reflects the difference between the book value of the GSK Consumer Healthcare net assets contributed to the Joint Venture and the fair value applied as the consideration for the Novartis contributed assets.

The Consumer Healthcare Joint Venture put option of £6,204 million reflects the recognition of the initial value of the liability on the Group balance sheet. The changes in non-controlling interest primarily reflect the recognition of the Novartis share of the Consumer Healthcare Joint Venture.

68  GSK Annual Report 2015

Share purchases

In 2015, the Employee Share Ownership Plan (ESOP) Trusts acquired £99 million of shares in GlaxoSmithKline plc (2014 – £245 million). Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require us to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.

At 31 December 2015, the ESOP Trusts held 30 million (2014 – 53 million) GSK shares against the future exercise of share options and share awards. The carrying value of £75 million (2014 – £151 million) has been deducted from other reserves. The market value of these shares was £409 million (2014 – £726 million).

During 2015, no shares were repurchased. At 31 December 2015, we held 491.5 million shares as Treasury shares (2014 – 491.5 million shares), at a cost of £6,917 million (2014 – £6,917 million), which has been deducted from retained earnings.

The company does not expect to make any ordinary share repurchases in 2016. No ordinary shares were purchased in the period 1 January 2016 to 25 February 2016.

Commitments and contingent liabilities

Financial commitments are summarised in Note 40 to the financial statements, ‘Commitments’. Other contingent liabilities and obligations in respect of short and long-term debt are set out in Note 32 to the financial statements, ‘Contingent liabilities’ and Note 31 to the financial statements, ‘Net debt’.

Amounts provided for pensions and post-retirement benefits are set out in Note 28 to the financial statements, ‘Pensions and other post-employment benefits’. Amounts provided for restructuring programmes and legal, environmental and other disputes are set out in Note 29 to the financial statements, ‘Other provisions’.

Contractual obligations and commitments

The following table sets out our contractual obligations and commitments at 31 December 2015 as they fall due for payment.

	Total £m	Under 1 yr £m	1-3 yrs £m	3-5 yrs £m	5 yrs+ £m
Loans	16,688	1,285	4,151	1,103	10,149
Interest on loans	9,282	638	1,135	908	6,601
Finance lease obligations	70	23	34	12	1
Finance lease charges	7	2	2	–	3
Operating lease commitments	789	191	174	111	313
Intangible assets	6,264	339	783	1,294	3,848
Property, plant & equipment	502	425	76	1	–
Investments	157	61	52	38	6
Purchase commitments	38	2	24	12	–
Pensions	340	85	170	85	–
Other commitments	191	60	87	44	–
Total	34,328	3,111	6,688	3,608	20,921

Commitments in respect of loans and future interest payable on loans are disclosed before taking into account the effect of derivatives.

We have entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include upfront fees, equity investments, loans and commitments to fund specified levels of research. In addition, we will often agree to make further payments if future ‘milestones’ are achieved.

As some of these agreements relate to compounds in the early stages of development, the potential obligation to make milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally, the closer the product is to marketing approval, the greater the probability of success. The amounts shown above within intangible assets represent the maximum that would be paid if all milestones were achieved, and include £5.1 billion which relates to externalised projects in the discovery portfolio. A number of new commitments were made in 2015 under licensing and other agreements, offset by amendments to existing agreements.

In 2013, we reached an agreement with the trustees of the UK pension schemes to make additional contributions over a three year period, including in 2013, to eliminate the pension deficit identified at the 31 December 2011 actuarial funding valuation. If the deficit persists, further contributions would be payable in the following four years depending on the level of deficit. The table above includes this commitment but excludes the normal ongoing annual funding requirement in the UK of approximately £140 million. For further information on pension obligations, see Note 28 to the financial statements, ‘Pensions and other post-employment benefits’.

Contingent liabilities

The following table sets out contingent liabilities, comprising discounted bills, performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total £m	Under 1 yr £m	1-3 yrs £m	3-5 yrs £m	5 yrs+ £m
Guarantees	126	94	19	11	2
Other contingent liabilities	74	17	36	5	16
Total	200	111	55	16	18

In the normal course of business, we have provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute and this is included in Note 29 to the financial statements, ‘Other provisions’.

We provide for the outcome of tax, legal and other disputes when an outflow of resources is considered probable and a reliable estimate of the outflow may be made. At 31 December 2015, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote.

The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities. This is discussed further in ‘Risk factors’ on pages 231 to 240 and Notes 14 and 45 to the financial statements, ‘Taxation’ and ‘Legal proceedings’.

GSK Annual Report 2015 69

Group financial review continued

Non-controlling interests in ViiV Healthcare

Trading profit allocations

Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing sales of Tivicay and Triumeq have a favourable impact on the proportion of the preferential dividends that is allocated to us. We were entitled to approximately 80% of the core earnings of ViiV Healthcare for 2015. The preferential dividends allocated to Pfizer and Shionogi are included in the non-controlling interest line.

Acquisition-related arrangements

As part of the agreement reached to acquire Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, we agreed to pay additional consideration to Shionogi contingent on the performance of the products being developed by that joint venture, principally dolutegravir. At 31 December 2015, the fair value of the contingent consideration due, representing the discounted value of the total amount estimated to be payable, was £3,409 million and this has been recognised in the Group’s balance sheet with £299 million shown in trade and other payables and £3,110 million in other non-current liabilities.

Payments are made to Shionogi each quarter to reduce the liability in instalments. The payments are calculated based on the sales performance of the relevant products in the previous quarter and are reflected in the cash flow statement partly in operating cash flows and partly in purchases of businesses, within investing activities. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported in purchases of businesses and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows. During 2015, these cash payments amounted to £159 million in total, of which £121 million was reported in operating cash flows and £38 million in purchases of businesses.

Exit rights

In certain circumstances, Pfizer and Shionogi may require us to acquire their shareholdings at a price based on the likely valuation of ViiV Healthcare if it were to conduct an initial public offering (IPO). Pfizer may request an IPO of ViiV Healthcare at any time and if either we do not consent to such IPO or an offering is not completed within nine months, Pfizer could require us to acquire its shareholding. Shionogi may also request GSK to acquire its shareholding in ViiV Healthcare in certain circumstances and six month windows commencing in 2017, 2020 and 2022.

Under the original agreements, we had the unconditional right, so long as we made no subsequent distribution to our shareholders, to withhold our consent to the exercise of either of the Pfizer or Shionogi put options and, as a result, in accordance with IFRS, we did not recognise liabilities for these put options on our balance sheet.

However, following our recent review of the prospects for the ViiV Healthcare business, and our conclusion that we intended to retain ViiV Healthcare, we have decided that the put options held by Pfizer and Shionogi should now be recognised on the Group’s balance sheet. For the liability for the put options to be recognised on the Group’s balance sheet, IFRS requires the agreements giving us the rights to withhold consent to be changed to remove those rights. We have now notified Pfizer and Shionogi that we have irrevocably given up these rights and we will recognise the liability for the put options on the Group’s balance sheet in 2016. The estimated present value of the liability for the two put options is approximately £2 billion, after adjustments for the value of the preferential dividends due to each of the shareholders.

Consistent with this revised treatment, in 2016 we also expect to recognise liabilities on the Group’s balance sheet for the future preferential dividends anticipated to become payable to Pfizer and Shionogi. The estimated aggregate present value of the liability for preferential dividends to both Pfizer and Shionogi is approximately £170 million.

Critical accounting policies

The consolidated financial statements are prepared in accordance with IFRS, as adopted for use in the European Union, and also with IFRS as issued by the IASB, following the accounting policies approved by the Board and described in Note 2 to the financial statements, ‘Accounting principles and policies’.

We are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates.

The critical accounting policies, for which information on the judgements and estimates made is given in Note 3 to the financial statements, ‘Key accounting judgements and estimates’, and in the relevant detailed notes to the financial statements as indicated below, relate to the following areas:

▪	Turnover

▪	Taxation (Note 14)

▪	Legal and other disputes (Notes 29 and 45)

▪	Goodwill and other intangible asset impairments (Notes 18 and 19)

▪	Business combinations (Note 38)

▪	Pensions and other post-employment benefits (Note 28).

Information on the judgements and estimates made in these areas is given in Note 3 to the financial statements, ‘Key accounting judgements and estimates’.

Turnover

In respect of the Turnover accounting policy, our largest business is US Pharmaceuticals and Vaccines, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in our US Pharmaceuticals and Vaccines business:

▪	We have arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates

70  GSK Annual Report 2015

▪	Customer rebates are offered to key managed care and group purchasing organisations (GPO) and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to the value of product purchased, formulary status or pre-determined market shares relative to competitors. The accrual for customer rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates

▪	The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditure on prescription drugs. In 2010, the Patient Protection and Affordable Care Act became law. We participate by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of the relevant regulations or the Patient Protection and Affordable Care Act

▪	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience

▪	We record an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market related information such as stock levels at wholesalers, anticipated price increases and competitor activity.

A reconciliation of gross turnover to net turnover for the US Pharmaceuticals business, including Puerto Rico, is as follows:

		2015		2014 (restated)		2013 (restated)
	£m	Margin %	£m	Margin %	£m	Margin %
Gross turnover	8,212	100	7,789	100	8,684	100

Market driven segments	(1,737)	(21)	(1,260)	(16)	(1,063)	(12)
Government mandated and state programs	(1,874)	(23)	(1,381)	(18)	(1,194)	(14)
Cash discounts	(154)	(2)	(147)	(2)	(168)	(2)
Customer returns	(79)	(1)	(59)	(1)	(64)	(1)
Prior year adjustments	113	1	156	2	79	1
Other items	(248)	(2)	(161)	(2)	(99)	(1)
Total deductions	(3,979)	(48)	(2,852)	(37)	(2,509)	(29)
Net turnover	4,233	52	4,937	63	6,175	71

Market driven segments consist primarily of Managed Care and Medicare plans with which GSK negotiates contract pricing that is honoured via rebates and chargebacks. Mandated segments consist primarily of Medicaid and Federal government programs which receive government mandated pricing via rebates and chargebacks.

The balance sheet accruals for rebates, discounts, allowances and returns for the US Pharmaceuticals and Vaccines business are managed on a combined basis. At 31 December 2015, the total accrual amounted to £1,464 million (2014 – £1,308 million).

A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.

On this basis, US Pharmaceuticals and Vaccines inventory levels at wholesalers and in other distribution channels at 31 December 2015 were estimated to amount to approximately five weeks of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

Legal and other disputes

In respect of the accounting policy for Legal and other disputes, the following briefly describes the process by which we determine the level of provision that is necessary.

In accordance with the requirements of IAS 37, ‘Provisions, contingent liabilities and contingent assets’, we provide for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group. We may become involved in significant legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included in the Annual Report, but no provision would be made.

This position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements.

Like many pharmaceutical companies, we are faced with various complex product liability, anti-trust and patent litigation, as well as investigations of its operations conducted by various governmental regulatory agencies. Throughout the year, the General Counsel of the Group, as head of the Group’s legal function, and the Senior Vice President and Head of Global Litigation for the Group, who is responsible for all litigation and government investigations, routinely brief the Chief Executive Officer, the Chief Financial Officer and the Board of Directors on the significant litigation pending against the Group and governmental investigations of the Group.

These meetings, as appropriate, detail the status of significant litigation and government investigations and review matters such as the number of claims notified to us, information on potential claims not yet notified, assessment of the validity of claims, progress made in settling claims, recent settlement levels and potential reimbursement by insurers.

The meetings also include an assessment of whether or not there is sufficient information available for us to be able to make a reliable estimate of the potential outcomes of the disputes. Often, external counsel assisting us with various litigation matters and investigations will also assist in the briefing of the Board and senior management. Following these discussions, for those matters where it is possible to make a reliable estimate of the amount of a provision, if any, that may be required, the level of provision for legal and other disputes is reviewed and adjusted as appropriate. These matters are discussed further in Note 45 to the financial statements, ‘Legal proceedings’.

GSK Annual Report 2015 71

Group financial review continued

Treasury policies

We report in Sterling and pay dividends out of Sterling profits. The role of Corporate Treasury is to monitor and manage our external and internal funding requirements and financial risks in support of our strategic objectives. We operate on a global basis, primarily through subsidiary companies, and we manage our capital to ensure that our subsidiaries are able to operate as going concerns and to optimise returns to shareholders through an appropriate balance of debt and equity. Treasury activities are governed by policies approved annually by the Board of Directors, and most recently on 8 July 2015. A Treasury Management Group (TMG) meeting, chaired by our Chief Financial Officer, takes place on a monthly basis to review treasury activities. Its members receive management information relating to these activities.

Treasury operations

The objective of our treasury activity is to minimise the post-tax net cost of financial operations and reduce its volatility in order to benefit earnings. We use a variety of financial instruments to finance our operations and derivative financial instruments to manage market risks from these operations. These derivatives, principally comprising forward foreign currency contracts, foreign currency options and interest rate swaps, are used to swap borrowings and liquid assets into currencies required for Group purposes and to manage exposure to financial risks from changes in foreign exchange rates and interest rates.

We do not hold or issue derivatives for speculative purposes and our Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Capital management

Our financial strategy, implemented through our Financial architecture, supports the Group’s strategic priorities and it is regularly reviewed by the Board. We manage the capital structure of the Group through an appropriate mix of debt and equity.

Our long-term credit rating with Standard and Poor’s is A+ (stable outlook) and with Moody’s Investor Services (‘Moody’s’) is A2 (negative outlook). Our short-term credit ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

Liquidity risk management

Our policy is to borrow centrally in order to meet anticipated funding requirements. Our cash flow forecasts and funding requirements are monitored by the TMG on a monthly basis. Our strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to funding markets.

Each day, we sweep cash from a number of global subsidiaries to central Treasury accounts for liquidity management purposes.

Interest rate risk management

Our objective is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating interest rates over time. The policy on interest rate risk management limits the amount of floating interest payments to a prescribed percentage of operating profit.

Foreign exchange risk management

Foreign currency transaction exposures arising on internal and external trade flows are not typically hedged. Our objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible. Our internal trading transactions are matched centrally and we manage inter-company payment terms to reduce foreign currency risk. Foreign currency cash flows can be hedged selectively under the management of Treasury and the TMG. These include hedges of the foreign exchange risk arising from acquisitions and disposals of assets. Where possible, we manage the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.

In order to reduce foreign currency translation exposure, we seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings can be swapped into other currencies as required.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts in major currencies are also used to reduce exposure to our investment in overseas Group assets. The TMG reviews the ratio of borrowings to assets for major currencies monthly.

Counterparty risk management

We set global counterparty limits for each of our banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Corporate Treasury’s usage of these limits is monitored daily by a Corporate Compliance Officer (CCO) who operates independently of Corporate Treasury. Any breach of these limits would be reported to the CFO immediately.

The CCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies Corporate Treasury so that changes can be made to investment levels or to authority limits as appropriate. In addition, relationship banks and their credit ratings are reviewed regularly and a report is presented annually to the TMG for approval.

Strategic report

The Strategic report was approved by the Board of Directors on 16 March 2016 and signed on its behalf by:

Simon Dingemans

Chief Financial Officer

16 March 2016

72  GSK Annual Report 2015

Governance & remuneration

GSK Annual Report 2015 73

Our Board

Sir Philip Hampton 62

Non-Executive Chairman

Nationality

British

Appointment date

1 January 2015. Deputy Chairman from 1 April 2015 and Non-Executive Chairman from 7 May 2015

Committee membership

Nominations Committee

Chairman, Finance

Skills and experience

Prior to joining GSK, Sir Philip chaired major FTSE 100 companies including The Royal Bank of Scotland Group plc and J Sainsbury plc. He has also served as Group Finance Director at Lloyds TSB Group, BT Group plc, BG Group plc, British Gas and British Steel plc. Sir Philip was previously appointed an Executive Director of Lazards and a Non-Executive Director at RMC Group Plc and Belgacom SA. Until 2009, he was Chairman of UK Financial Investments Limited, which manages the UK Government’s shareholdings in banks.

External appointments

Sir Philip is currently the Senior Independent Director of Anglo American Plc, Chairman of its Remuneration Committee and member of its Audit Committee. Sir Philip is also Chair of the Women on Board’s review; an independent review on increasing representation of women in the executive level of FTSE 350 companies.

Sir Andrew Witty 51 Chief Executive Officer Nationality British Appointment date 31 January 2008 and as Chief Executive Officer on 21 May 2008 Committee membership Finance

Skills and experience

Sir Andrew joined GSK in 1985. He has worked in the UK, South Africa, the US and Singapore in various senior roles. In 2003, he was appointed President of Europe and joined GSK’s Corporate Executive Team. Andrew has served in numerous advisory roles to Governments around the world including South Africa, Singapore, Guangzhou China and the UK, where he was a member of the Prime Minister’s Business Advisory Group from 2010-2015. He was awarded a Knighthood for services to the economy and to the UK pharmaceutical industry in the 2012 New Year Honours List.

External appointments

Sir Andrew is appointed to the UK Business Ambassador Group, the China-Britain Business Council Advisory Council and the School of Economics & Management Advisory Board (SEM), Tsinghua University, Beijing, China. Sir Andrew is Chancellor of the University of Nottingham.

Simon Dingemans 52 Chief Financial Officer Nationality British Appointment date 4 January 2011 and as Chief Financial Officer on 1 April 2011 Committee membership Finance

Skills and experience

Prior to joining GSK, Simon had over 25 years of experience in investment banking at SG Warburg and Goldman Sachs. During this time, he advised a broad range of large corporates across a number of industry sectors, including pharmaceuticals and consumer healthcare. Simon advised GSK for over a decade before his appointment and was closely involved in a number of GSK’s key strategic projects.

External appointments

Simon is Chairman of the 100 Group of Finance Directors.

Dr Moncef Slaoui 56 Chairman, Global Vaccines Nationality Moroccan, Belgian & American Appointment date 17 May 2006 Committee membership Finance

Skills and experience

Moncef joined GSK Vaccines in 1988 where he engineered the development of a robust vaccines pipeline. He then led Worldwide Business Development for pharmaceutical products before his appointment to lead R&D in 2006. He was given overall responsibility for GSK’s Oncology Business in 2010; for GSK Vaccines in 2011; and for all Global Franchises in 2012. Moncef has advised the US President’s Council of Advisors on Science and Technology and he was a member of the Board of the Agency for Science, Technology & Research (A*STAR) until January 2011.

He has a PhD in Molecular Biology and Immunology from Université Libre de Bruxelles and has published more than 100 scientific papers and presentations. Prior to joining GSK, Moncef was Professor of Immunology at the University of Mons, Belgium.

External appointments

Moncef is a member of the Biotechnology Industry Organization Board in the US and a member of the Advisory Committee to the Director of National Institutes of Health. He is also an adviser to the Qatar Foundation, and a member of the Qatar Biomedical Research Institute Scientific Advisory Committee. Moncef serves as a Non-Executive Director for the International AIDS Vaccine Initiative (IAVI).

74  GSK Annual Report 2015

Sir Deryck Maughan 68

Senior Independent

Non-Executive Director

Nationality

British

Appointment date

1 June 2004 and as Senior Independent Non-Executive Director on 1 May 2013

Committee membership

Audit & Risk, Nominations, Remuneration and Finance

Skills and experience

Sir Deryck has a wealth of international corporate and investment banking experience, having previously served as Chairman and Chief Executive Officer of Citigroup International and of Salomon Brothers Inc. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Sir Deryck was a former Senior Adviser to, and Partner of, Kohlberg Kravis Roberts & Co and previously served as a Non-Executive Director of Thomson Reuters.

External appointments

Sir Deryck is a Non-Executive Director of BlackRock, Inc. and a Trustee of the British Museum.

Professor Sir Roy Anderson 68 Independent Non-Executive Director & Scientific Expert Nationality British Appointment date 1 October 2007 Committee membership Nominations and Finance

Skills and experience

Professor Sir Roy is a world-renowned medical scientist with advanced knowledge of infectious disease epidemiology, and is currently Professor of Infectious Disease in the Faculty of Medicine, Imperial College, London. He is a fellow of the Royal Society, the Academy of Medical Sciences and the Royal Statistical Society. He is an Honorary Fellow of the Institute of Actuaries and a Foreign Associate Member of the National Academy of Medicine at the US National Academy of Sciences and the French Academy of Sciences. Professor Sir Roy brings scientific expertise to the Board’s deliberations.

External appointments

Professor Sir Roy is a member of the International Advisory Board of Holdingham Group and Chairman of the Science Advisory Board of the Natural History Museum, London. He is also a member of the Vaccine International Advisory Board (VACCIAB) of AJ Pharma Holding Sdn. Bhd in Malaysia.

Manvinder Singh (Vindi) Banga 61 Independent Non-Executive Director Nationality Indian Appointment date 1 September 2015 Committee membership Audit & Risk, Nominations, Remuneration and Finance

Skills and experience

Prior to joining GSK, Vindi spent 33 years at Unilever plc, where his last role (amongst several senior positions) was President of the Global Foods, Home and Personal Care businesses, and he was a member of the Unilever Executive Board. Vindi sat on the Prime Minister of India’s Council of Trade & Industry from 2004 to 2014, and was on the Board of Governors of the Indian Institute of Management (IIM), Ahmedabad.

Vindi is also the recipient of the Padma Bhushan, one of India’s highest civilian honours.

External appointments

Vindi is a partner at private equity investment firm Clayton Dubilier & Rice. He is also Chairman of the Supervisory Board of Mauser Group, Senior Independent Director of Marks & Spencer Group plc, and a member of its Nominations and Remuneration Committees. He is also a Non-Executive Director of Thompson Reuters Corp and a member of its HR Committee. Vindi is on the Governing Board of the Indian School of Business (ISB), Hyderabad.

Dr Stephanie Burns 61 Independent Non-Executive Director Nationality American Appointment date 12 February 2007 Committee membership Corporate Responsibility, Remuneration and Finance

Skills and experience

Stephanie is a recognised global business leader, having served as Chairman, President and CEO of Dow Corning Corporation until her retirement at the end of 2011. She has a strong scientific background, with a PhD in organic chemistry with an organosilicon speciality, and is an advocate for science education. Stephanie previously sat on the US President’s Export Council and was an Officer of the Society of Chemical Industry, American Section, as well as the past Honorary President of the UK-based parent society. Stephanie was also an Officer and Chairman of the American Chemistry Council.

External appointments

Stephanie is a Non-Executive Director of Corning Inc. and of Kellogg Company, and was appointed to the Board of HP Inc. in November 2015.

GSK Annual Report 2015 75

Our Board continued

Stacey Cartwright 52 Independent Non-Executive Director Nationality British Appointment date 1 April 2011 Committee membership Audit & Risk and Finance

Skills and experience

Stacey is a Chartered Accountant and has significant experience of global consumer businesses and of corporate finance. She served as Executive Vice President, Chief Financial Officer of Burberry Group plc until July 2013. Prior to joining Burberry Group plc in 2004, Stacey held the role of Chief Financial Officer at Egg plc between 1999 and 2003, and from 1988 to 1999 she worked in various finance-related positions at Granada Group plc.

The Board has determined that Stacey has recent and relevant financial experience, and agreed that she has the appropriate qualifications and background to be an audit committee financial expert.

External appointments

Stacey is Chief Executive Officer of Harvey Nichols Group of Companies.

Lynn Elsenhans 59

Independent Non-Executive

Director

Nationality

American

Appointment date

1 July 2012

Committee membership

Corporate Responsibility Committee Chairman, Audit & Risk, Nominations and Finance

Skills and experience

Lynn has a wealth of experience of running a global business and significant knowledge of the global markets in which GSK operates. She served as Chair, President and Chief Executive Officer of Sunoco Inc. from 2009 to 2012. Prior to joining Sunoco in 2008 as President and Chief Executive Officer, Lynn worked for Royal Dutch Shell which she joined in 1980 and where she held a number of senior roles, including Executive Vice President, Global Manufacturing from 2005 to 2008.

External appointments

Lynn is a Non-Executive Director of Baker Hughes Inc. and Flowserve Corporation, a Director of the Texas Medical Center, and a Non-Executive Director of The First Tee of Greater Houston. She is also a Trustee of the United Way of Greater Houston.

Dr Jesse Goodman 64 Independent Non-Executive Director & Scientific Expert Nationality American Appointment date 1 January 2016 Committee membership Finance

Skills and experience

Dr Goodman previously served in senior leadership positions at the US Food and Drug Administration (FDA), including most recently as FDA’s Chief Scientist and previously as Deputy Commissioner for Science and Public Health and as Director of the Center for Biologics Evaluation and Research (CBER).

Dr Goodman played a leadership role in developing FDA’s Regulatory Science and Medical Countermeasures Initiatives and has worked collaboratively with industry, academia, government and global public health and regulatory partners to prepare for and respond to major public health threats, including emerging infectious diseases, disasters and terrorism. He led FDA’s response to West Nile Virus and to the 2009 H1N1 influenza pandemic and served on the Senior Leadership Team for the 2010 White House Medical Countermeasure Review. Dr Goodman brings scientific and public health expertise to the Board’s deliberations.

External appointments

Dr Goodman, currently Professor of Medicine at Georgetown University, directs the Georgetown University Center on Medical Product Access, Safety and Stewardship (COMPASS) and is an active clinician who serves as Attending Physician in Infectious Diseases. He also serves as President and Member of the Board of the United States Pharmacopeia (USP).

Judy Lewent 67 Independent Non-Executive Director Nationality American Appointment date 1 April 2011 Committee membership Audit & Risk Committee Chairman, Nominations, Remuneration and Finance

Skills and experience

Judy has extensive knowledge of the global pharmaceutical industry and of corporate finance, having joined Merck & Co. in 1980 and then served as Chief Financial Officer from 1990 to 2007 when she retired. Judy was previously a Non-Executive Director of Purdue Pharma Inc, Napp Pharmaceutical Holdings Limited and certain Mundipharma International Limited companies until 31 December 2014. Judy previously served as a Non-Executive Director of Dell Inc. and Quaker Oats Company.

The Board has determined that Judy has recent and relevant financial experience, and agreed that she has the appropriate qualifications and background to be an audit committee financial expert.

External appointments

Judy is a Non-Executive Director of Thermo Fisher Scientific Inc. and Motorola Solutions Inc. She is also a Trustee of the Rockefeller Family Trust and Chairperson of the Audit Committee of Rockefeller Financial Services, a life member of the Massachusetts Institute of Technology Corporation and a member of the American Academy of Arts and Sciences.

76  GSK Annual Report 2015

Dr Daniel Podolsky 62 Independent Non-Executive Director & Scientific Expert Nationality American Appointment date 1 July 2006 Committee membership Audit & Risk, Corporate Responsibility and Finance

Skills and experience

Daniel is a world-renowned researcher who has advanced knowledge of underlying mechanisms of disease and new therapies for gastrointestinal disorders. He was formerly Mallinckrodt Professor of Medicine and Chief of Gastroenterology at Massachusetts General Hospital and Harvard Medical School, and previously served as the Chief Academic Officer of Partners Healthcare System. Daniel’s current responsibilities in leading a large academic medical centre give him relevant insight into healthcare delivery. Daniel brings scientific expertise to the Board and the Audit & Risk Committee’s deliberations.

External appointments

Daniel is President of the University of Texas Southwestern Medical Center and holds the Philip O’Bryan Montgomery, Jr., M.D. Distinguished Presidential Chair in Academic Administration, and the Doris and Bryan Wildenthal Distinguished Chair in Medical Science. He is a member of the National Academy of Medicine at the US National Academy of Sciences, member of the Board of the Southwestern Medical Foundation and a Director of Antibe Therapeutics, Inc.

He is also a member of the National Academies of Sciences Board on Army Science and Technology.

Urs Rohner 56 Independent Non-Executive Director Nationality Swiss Appointment date 1 January 2015 Committee membership Remuneration Committee Chairman and Finance

Skills and experience

Urs has a broad range of business and legal experience having served as Chairman on a number of Boards, most recently for Credit Suisse, a world leading financial services company. Prior to joining Credit Suisse in 2004, Urs served as Chairman of the Executive Board and CEO of ProSieben and ProSiebenSat.1 Media AG. This followed a number of years in private practice at major law firms in Switzerland and the US, having been admitted to the bars of the canton of Zurich in 1986 and the state of New York in 1990.

External appointments

Urs is currently appointed Chairman of the Board of Credit Suisse Group AG and of the Chairman’s and Governance Committee. He is also appointed Chairman and member of the Board of Trustees of Credit Suisse Research Institute and Credit Suisse Foundation. Urs was appointed Vice-Chairman of the Governing Board of the Swiss Bankers Association in 2015.

Hans Wijers 65 Independent Non-Executive Director Nationality Dutch Appointment date 1 April 2013 Committee membership Corporate Responsibility, Remuneration and Finance

Skills and experience

Hans has a broad range of business, economic and political experience, having served as Chief Executive Officer and Chairman at Akzo Nobel NV from 2002 to 2012. Hans had a long and distinguished career in academia, public service and strategy consulting. He served as Senior Partner of the Boston Consulting Group from 1998 to 2002.

External appointments

Hans is Chairman of the Supervisory Board of Heineken NV and also Deputy Chairman and Non-Executive Director of Royal Dutch Shell. He is Chairman of the Supervisory Board of AFC Ajax and member of the Supervisory Board of HAL Holding N.V.

GSK Annual Report 2015 77

Our Corporate Executive Team

Our CEO, with the assistance of the Corporate Executive Team, is responsible for the management of the business, developing the Group’s strategic direction for consideration and approval by the Board and implementing the agreed strategy.

Sir Andrew Witty Chief Executive Officer* *For biographical details, see page 74.	Simon Dingemans Chief Financial Officer*	Dr Moncef Slaoui Chairman, Global Vaccines*

Roger Connor

President, Global Manufacturing & Supply

Roger joined CET in 2012 and was appointed as President, Global Manufacturing & Supply (GMS) in 2013, after working for a year as President Designate, GMS.

Roger joined GSK in 1998 from AstraZeneca and has worked in finance and manufacturing strategy roles, including at GSK sites in Cork in Ireland and Ware in the UK. Prior to his position in GMS, Roger was Vice President, Office of the CEO and Corporate Strategy, from February 2010.

He holds a degree in Mechanical and Manufacturing Engineering from Queen’s University Belfast and a Masters in Manufacturing Leadership from Cambridge University. He is also a Chartered Accountant.

Nick Hirons

Senior Vice President, Global Ethics and Compliance

Nick was appointed to CET in September 2014 as Senior Vice President, Global Ethics and Compliance and is responsible for compliance, risk management and corporate security and investigations.

Nick joined GSK in 1994 as an International Auditor in the UK. He was later Head of Audit & Assurance, where he combined five separate audit functions into an independent team operating with a common risk-based methodology. In June 2013, Nick took up a role in China, where he established a new governance model for our China business that created a consistent approach to compliance.

Nick is a fellow of the Chartered Institute of Management Accountants.

Abbas Hussain

President, Global Pharmaceuticals

Abbas joined CET in 2008 and was appointed President, Global Pharmaceuticals in October 2014, having joined the company as President, Emerging Markets & Asia Pacific in June 2008. He joined the ViiV Healthcare Ltd. Board in October 2009.

Previously, he spent 20 years at Eli Lilly where he held positions including President, Europe and before that Vice President, Europe. He also held positions with Eli Lilly in Australia, the US, India, Turkey and Germany in several roles including business development, sales and marketing, and management.

He has a degree in Medicinal Chemistry & Pharmacology from Loughborough University and was born in Madras, India.

78  GSK Annual Report 2015

David Redfern

Chief Strategy Officer

David joined CET as Chief Strategy Officer in May 2008 and is responsible for corporate development and strategic planning. In addition, he was appointed Chairman of the Board of ViiV Healthcare Ltd. in April 2011 and a Non-Executive Director of the Aspen Pharmacare Ltd. Board in February 2015.

Previously, he was Senior Vice President, Northern Europe with responsibility for GSK’s pharmaceutical businesses in that region and, prior to that, was Senior Vice President for Central and Eastern Europe. David joined GSK in 1994 and was Finance Director of the European business from 1999 to 2002.

David has a Bachelor of Science degree from Bristol University in the UK and is a Chartered Accountant.

Claire Thomas

Senior Vice President, Human Resources

Claire was appointed to CET as Senior Vice President, Human Resources in May 2008.

Claire joined the company in 1996 as Senior Manager, Human Resources, Sales and Marketing Group, UK Pharmaceuticals before becoming Director of Human Resources for UK Pharmaceuticals in 1997. She was appointed Senior Vice President, Human Resources, Pharmaceuticals Europe in 2001, and Senior Vice President Human Resources International in 2006.

Prior to joining the company she worked for Ford Motor Company, holding various positions in Human Resources.

Claire has a Bachelor of Science degree in Economics, Management and Industrial Relations from the University of Wales.

Phil Thomson

Senior Vice President, Communications and Government Affairs

Phil joined CET in 2011 and was appointed Senior Vice President, Communications and Government Affairs in 2014. He has responsibility for Media Relations, Investor Relations, Corporate Responsibility, Internal Communications, Product Communications, Government Affairs and GSK’s Global Brand.

He joined Glaxo Wellcome as a trainee in 1996, moving from pharmaceutical brand marketing to product communications. In 1999, he became Director of Media Relations for Glaxo Wellcome plc and was then Director, Investor Relations from 2001 to 2004, when he returned to Corporate Media Relations as Vice President. Phil has worked on numerous corporate, product and reputational matters at GSK.

Phil earned his degree in English and History from Durham University.

Dan Troy

Senior Vice President & General Counsel

Dan joined GSK and the CET as Senior Vice President & General Counsel in September 2008.

He was previously a Partner at the Washington law firm Sidley Austin LLP, where he represented mainly pharmaceutical companies and trade associations on matters related to the US Food and Drug Administration (FDA) and government regulations. Dan was formerly Chief Counsel for the FDA, where he served as a primary liaison to the White House and the US Department of Health and Human Services.

Dan is a graduate from Cornell University’s School of Industrial and Labor Relations, and earned his law degree from Columbia University School of Law. Dan was named a ‘Legend in the Law’ at the Burton Awards.

Patrick Vallance

President, Pharmaceuticals R&D

Patrick joined CET in 2010 and was appointed President, Pharmaceuticals R&D, in January 2012. Prior to this he was Senior Vice President, Medicines Discovery and Development.

Patrick joined the company in 2006 as Head of Drug Discovery. Prior to joining GSK Patrick was a clinical academic and led the Division of Medicine at University College London. He has over 20 years’ experience of research clinical medicine, general internal medicine, cardiovascular medicine and clinical pharmacology. He was elected to the Academy of Medical Sciences in 1999.

Patrick has been on the Board of the UK Office for Strategic Co-ordination of Health Research (OSCHR) since 2009.

Emma Walmsley

CEO, GSK Consumer Healthcare

Emma is CEO of GSK Consumer Healthcare, which includes the joint venture with Novartis and the listed Consumer Healthcare businesses in India and Nigeria. The business is split almost equally between OTC medicines and fast moving consumer goods brands, across four categories of Wellness, Oral health, Nutrition and Skin health.

Prior to this Emma was President of GSK Consumer Healthcare and has been a member of CET since 2011. She joined GSK in 2010.

Prior to this, Emma worked with L’Oreal for 17 years. She has a degree in Classics and Modern Languages from Oxford University.

Emma became a non-executive director of Diageo plc with effect from 1 January 2016.

GSK Annual Report 2015 79

Corporate governance

Board governance

Our strategy and progress towards its delivery are set out in the Strategic Report. The following pages provide information about the Board and its oversight of the Group’s activities during 2015.

The Board

The Board is pleased to report that in 2015 it was in full compliance with the requirements of the Financial Reporting Council’s (FRC) UK Corporate Governance Code (Code), with the exception of Code provision C.3.7. which requires audit contract tenders to be undertaken at least every 10 years. Page 92 sets out the details of this year’s audit contract tender process. A copy of the Code is available on the FRC’s website, www.frc.org.uk

The Board is responsible for the long-term success of the company and is accountable to our shareholders for ensuring that the Group is appropriately managed and governed. We believe that our governance structure provides the right base to help us deliver our strategy to Grow a diversified business, Deliver more products of value and Simplify our operating model, and in doing so create additional long-term value for our shareholders.

2015 Board programme

The Board met face to face six times in 2015 and each Board member attended all scheduled Board meetings.

The Board agendas were shaped to create more time for strategic discussion and debate by closely managing time allocated to routine items to ensure focused consideration of our strategic priorities. During 2015, the agendas for Board meetings included the following business:

Month	Strategy	Board and risk oversight*	Governance

January	¡ Review of CEO objectives 2014 and 2015 ¡ Review of 2014 investor activity and 2015 activity ¡ Approval of 2015 Budget and 2015-2017 Plan	¡ Review of 2014 financial results and outlook for 2015 ¡ Re-appointment of auditors ¡ Novartis transaction update	¡ Secretary’s Report (including regulatory and governance updates)

March	¡ Review of reshaped Consumer Healthcare and Global Pharmaceuticals businesses ¡ ‘Deep Dive’ – US Pharmaceuticals pricing and formulary access	¡ Review financial results for the year to date ¡ Ebola Vaccines update	¡ Secretary’s Report (including regulatory and governance updates) ¡ Mandatory annual Corporate Integrity Agreement (CIA) training

May	¡ Review revised 2015-20 Plan and long range forecasting following completion of Novartis transaction	¡ Review of financial results for the year to date ¡ Global Manufacturing & Supply annual update ¡ Novartis transaction update ¡ Review Annual CIA agreement compliance resolutions	¡ Secretary’s Report (including regulatory and governance updates) ¡ Preparation for AGM

July

¡ Annual Review of Talent and Leadership Development strategy

¡ Review of funding strategy and treasury policy

¡ Review of Pensions and Insurance strategies

¡ Proposed agenda for annual Board & CET Strategy meeting

¡ Review of Going Concern assumptions

		¡ Review of financial results for the year to date ¡ Vaccines annual update (including integration and pipeline)	¡ Secretary’s Report (including regulatory and governance updates)

October	¡ Annual Board & CET strategy meeting ¡ Review of output from the annual Board & CET strategy meeting	¡ Review of financial results for the year to date ¡ R&D annual update ¡ Quality update ¡ New Healthcare professional (HCP) model update	¡ Secretary’s Report (including regulatory and governance updates)

December	¡ Review of 2016 Budget and 2016-2018 Plan	¡ Review of financial results for the year to date ¡ Supply Chain update ¡ Nucala launch plans ¡ Pricing update	¡ Secretary’s Report (including regulatory and governance updates)

*	During the year, all Board members were invited to attend the Audit & Risk Committee meetings where risk matters were routinely discussed.

80  GSK Annual Report 2015

Board governance continued

2015 Board performance action points

Progress against the conclusions of the 2014 Board evaluation review, independently facilitated by Dr Tracy Long of Boardroom Review Limited, is set out below:

Key findings/Action points	Progress/Achievement

The composition of the Board is due to change over the next two to three years which will require a carefully planned and thoughtfully executed refreshment programme.

The Chairman Designate, together with the Nominations Committee, will seek to enhance the governance processes relating to Board composition, tenure and size.

They will review and seek to develop objective specifications and plans for all the Board’s roles in alignment with our strategy, the external landscape, and the company’s evolving circumstances.

A Board composition assessment exercise has been undertaken to enable the Nominations Committee to plan for the Board changes due to occur in the next few years and to ensure that the Board has the necessary skills.

The Directors have identified gaps in the Board’s current composition relating to US pricing and healthcare, emerging markets and consumer healthcare knowledge.

Closing these knowledge and experience gaps will be considered as part of the process of recruitment of new Non-Executive Directors combined with the refreshment of designated specialist roles on the Board, such as scientific and medical expertise (SME) and the Senior Independent Director (SID).

The Board was pleased that Vindi Banga and Dr Jesse Goodman, as SID designate and SME respectively, agreed to join the Board. Their appointments have helped to fill the identified skills gaps. The Nominations Committee continues to refresh the Board to meet the Company’s future needs.

Given the speed and complexity of the external landscape changes, and potential for surprises, highly experienced Non-Executive Directors are a crucial component of the Board’s composition.

The critical skill sets of potential candidates, such as international markets and cultural experience, crisis and stakeholder management, will be considered and the composition choices of peer group Boards will be benchmarked.

Such characteristics have been factored into the individual search profiles and selection process to recruit new Non-Executive Directors.

The replacement of the current SID who is due to retire at the 2016 AGM is a priority issue.

The Chairman Designate is leading the search involving internal and external candidates for this role.

A SID specification is being developed that balances the replacement of existing knowledge with the ability to work well with the Chairman Designate, conduct robust Board evaluations, interact well with shareholders and be able to commit the necessary time to the role.

Vindi Banga, whose background and experience fulfilled the requirements of our SID specification was appointed as SID designate in September 2015 and will succeed Sir Deryck Maughan, our current SID, at the conclusion of our 2016 AGM.

Consideration should be given to reducing the size of the Board, if it is judged to have a strong enough composition and dynamic.

This aspiration will be considered against a refreshed Board competence/skills matrix that is being used as part of the Board refreshment programme, and is linked to the company’s strategy.

The Board has, on the recommendation of the Nominations Committee, agreed and is working towards an ideal Board size of around 12 directors.

Consideration should be given to enhancing the Non-Executive Director evaluation process.

The Chairman Designate will lead this process and consider best practice techniques, such as a combination of annual individual and peer evaluations.

The Chairman concluded this review and agreed to introduce peer evaluation to further inform his annual review meetings with each Board director.

Board performance action points for 2016

The agreed action points arising from the 2015 Board evaluation review, internally facilitated by our Company Secretary, Victoria Whyte, against which progress will be disclosed in GSK’s 2016 Annual Report, are set out below:

Strategy	Executive succession and NED refreshment	Deep dives and sites visits	Shareholders	Board materials and logistics

Assist newer Directors with additional background briefing materials ahead of debates on strategy.

Arrange more regular discussion of medium and longer term strategy with fresh insights from different perspectives.

Implement suggestions to further enhance the effectiveness of the annual Board & CET strategy meetings.

Further increase the focus on executive succession plans and ensure the effectiveness of the disaster recovery plan. Consider alternative suggestions for Non- Executive Director refreshment.

Consider further deep dives particularly on: R&D strategy and pipeline, product launches, US pricing, joint ventures, new business models and GMS.

Consider holding one site visit to an operational site each year.

Review and look to further enhance how the company communicates with shareholders.

Continue the drive to make Board/Committee materials more concise and also effective in highlighting issues and concerns.

Aim to have less presentation time and more time for discussion and debate at meetings.

Allow for social time for Board members to get to know each other better given the number of new Board members.

GSK Annual Report 2015 81

Corporate governance continued

Corporate governance framework

The Board has a coherent corporate governance framework with clearly defined responsibilities and accountabilities designed to safeguard and enhance long-term shareholder value and provide a robust platform to realise the Group’s strategy to Grow, Deliver and Simplify. Our internal control and risk management arrangements, which are described on pages 16 to 17, and 85 to 86, are an integral part of GSK’s governance framework.

Board Committees

For the Board to operate effectively and to give full consideration to key matters, Board Committees have been established by the Board. A summary of the role of each Board Committee is set out in the table below. The full terms of reference of each Committee are available on www.gsk.com and reports on the membership of, and work undertaken by, the Audit & Risk, Nominations, Corporate Responsibility and Remuneration Committees during 2015 are given on pages 88 to 126.

82  GSK Annual Report 2015

Leadership and effectiveness

The Chairman

The role of the Chairman is to lead and manage the business of the Board and to provide direction and focus, while ensuring that there is a clear structure for the effective operation of the Board and its Committees. He sets the agenda for Board discussions to promote effective and constructive debate and to support a sound decision-making process.

Sir Philip Hampton, who succeeded Sir Christopher Gent as Chairman on 7 May 2015, works closely with the Chief Executive Officer, Sir Andrew Witty, to ensure that the strategies and actions agreed by the Board are effectively implemented. He also provides support and advice to Sir Andrew, while respecting his executive responsibility for managing the Group. The division of responsibilities between the Chairman and the CEO has been agreed by the Board and is set out in the governance section of our website.

Sir Philip satisfied the FRC Code’s independence test on his appointment to the Board, and is responsible to shareholders for the performance of the Group and leads discussions with them.

Non-Executive Directors

The Non-Executive Directors provide a strong, independent element on the Board. They are well placed to constructively challenge and support management and to shape proposals on strategy and succession planning. Between them, they bring independent judgement and a breadth of skills and experience gained at the most senior levels of international business operations and academia.

Each Non-Executive Director has a letter of appointment which sets out the terms and conditions of his or her directorship.

All our Non-Executive Directors are expected to devote such time as is necessary for the proper performance of their duties. No precise timings are given as this will vary from year to year depending on the company’s activities. They are expected to attend all Board meetings, and any additional meetings as required.

The Board considers all of its Non-Executive Directors, including those with tenure of more than nine years, to demonstrate an appropriate degree of independence in character and judgement and to be free from any business or other relationship which could materially interfere with the exercise of their judgement. The independence and commitment of those Non-Executive Directors who have served on the Board for over six years was subjected to a rigorous review.

Senior Independent Non-Executive Director

Sir Deryck Maughan has been our Senior Independent Non-Executive Director (SID) since 1 May 2013. Sir Deryck’s role is to act as a sounding board for the Chairman and a trusted intermediary for the other Directors. The SID also works on the process for the selection of a new Chairman, as appropriate, and chairs the Nominations Committee when agreeing the recommendation to the Board for the Chairman’s successor.

Sir Deryck maintains an understanding of the issues and concerns of our major shareholders through meetings with them and reports from our Investor Relations team and briefings from the Company Secretary on corporate governance issues.

Vindi Banga will succeed Sir Deryck as SID when he retires from the Board after our AGM on 5 May 2016.

CEO

Sir Andrew is responsible for the management of the business, developing the Group’s strategic direction for consideration and approval by the Board and implementing the agreed strategy. He is assisted by other members of the Corporate Executive Team (CET), which meets at least 11 times a year and more often if required. Short biographies of the members of the CET are given under ‘Our Corporate Executive Team’ on pages 78 to 79.

Company Secretary

The Company Secretary, Victoria Whyte, is a solicitor and a Fellow of the Institute of Chartered Secretaries and Administrators. Victoria was formerly Deputy Secretary and Secretary to the Remuneration Committee. She has acted as Secretary to the Board and all the Board’s Committees since her appointment as Company Secretary on 1 January 2011.

Victoria Whyte supports the Chairman in designing the induction for new Directors, in the delivery of our corporate governance agenda, in particular in the planning of agendas for the annual cycle of Board and Committee meetings, and in ensuring that information is made available to Board members on a timely basis. She advises the Directors on Board procedures and corporate governance matters, and arranges for the Non-Executive Directors to meet with investors to discuss aspects of our corporate governance arrangements on request. She also arranges for them to attend internal management meetings and to make visits to our business operations to enhance their knowledge and understanding of the business.

During 2015, the Company Secretary responded to various consultations on the evolving global governance and corporate reporting agenda on behalf of the Group and engaged with shareholders to ensure they fully understood GSK’s governance and remuneration arrangements.

At the request of the Chairman, she undertakes the evaluation of the Board and its Committees (in collaboration with the Committee Chairmen) in years when the evaluation is conducted internally.

GSK Annual Report 2015 83

Corporate governance continued

Diversity Experience		International experience
Scientific	27%	Global	73%
Finance	27%	US	100%
Industry	46%	Europe	87%
		EMAP	60%

The Board

The Board met face to face six times in 2015, with each member attending as follows:

	Board member since	Number of meetings attended
Sir Philip Hampton	1 January 2015	6/6
Sir Andrew Witty	31 January 2008	6/6
Simon Dingemans	4 January 2011	6/6
Dr Moncef Slaoui	17 May 2006	6/6
Sir Deryck Maughan	1 June 2004	6/6
Professor Sir Roy Anderson	1 October 2007	6/6
Vindi Banga	1 September 2015	2/2
Dr Stephanie Burns	12 February 2007	6/6
Stacey Cartwright	1 April 2011	6/6
Lynn Elsenhans	1 July 2012	6/6
Judy Lewent	1 April 2011	6/6
Dr Daniel Podolsky	1 July 2006	6/6
Urs Rohner	1 January 2015	6/6
Hans Wijers	1 April 2013	5/6
Sir Christopher Gent*	1 June 2004	3/3
Tom de Swaan*	1 January 2006	3/3
Jing Ulrich*	1 July 2012	2/3

Dr Jesse Goodman was appointed as a Non-Executive Director with effect from 1 January 2016.

Each Board member that is seeking re-election at GSK’s 2016 AGM attended all six scheduled Board meetings.

*	These directors retired from the Board on 7 May 2015.

Board composition and diversity

We seek to build an effective and complementary Board, whose capability is appropriate for the scale, complexity and strategic positioning of our business. The process for Board appointments is led by the Nominations Committee and is described on pages 95 to 97.

We are mindful of the need to balance the composition of the Board and its Committees and to refresh them progressively over time so that we can draw upon the experience of longer serving Directors, while tapping into the new external perspectives and insights which more recent appointees bring to the Board’s deliberations.

Non-Executive Directors are drawn from a wide range of industries and backgrounds, including pharmaceutical and healthcare, medical research and academia, and retail, insurance and financial services, and have appropriate experience of complex organisations with global reach. Some have considerable experience of the pharmaceutical industry and the more recent appointees bring a new approach to the Group, and to Board discussions.

The Board’s diversity policy is set out on page 97 and for details of the gender diversity of GSK’s global workforce, see page 47.

Composition		Tenure (Non-Executives)
Executive	20%	Up to 3 years	42%
Non-Executive	80%	3-6 years	25%
Male	73%	7-9 years	8%
Female	27%	Over 9 years	25%

In addition to the scheduled meetings, the Board also met on a quorate basis on five occasions to consider corporate transactions, including the Novartis transaction.

Board induction

A number of new Non-Executive Directors have joined the Board during the year and have each undertaken Board induction programmes that commenced when they were each appointed.

The programme devised for our new Chairman, was based on the principles of the company’s new Non-Executive Directors programmes outlined below. It was further customised to take account of his leadership role at GSK. A core element of this was individual meetings he held on a listening tour of GSK’s major shareholders, to understand firsthand their views and perspectives on the Group, the company’s strategy, leadership, business model, performance and trading environment.

His enhanced programme is set out in full on page 81 of GSK’s 2014 Annual Report.

The induction programmes for Urs Rohner, Vindi Banga and Dr Jesse Goodman have been:

(i)	Individually designed and facilitated: by the Chairman and the Company Secretary.
(ii)	Designed with the purpose: to orientate and familiarise them with our industry, organisation, governance and our strategy to Grow, Deliver & Simplify.
(iii)

Customised: to take account of their respective experience, different geographical backgrounds and business perspectives, in light of the particular roles they would perform and the Committees on which they would serve.

Key elements of the induction programmes including one-to-one briefings, “teach-in” sessions and site visits undertaken by Urs Rohner, Vindi Banga and Dr Jesse Goodman are set out below:

¡	Executive Directors to discuss GSK’s strategic, financial and R&D priorities.

¡	CET members to cover our principal Pharmaceuticals, Consumer Healthcare and Vaccines businesses, together with the R&D and GMS organisations that underpin our operating model.

¡	Other senior executives to cover our core operations such as Strategic Development, Finance, Tax, Treasury, Audit and Assurance, HR, Investor Relations and Global Ethics and Compliance.

¡	Site visits to our GMS, Vaccines, and R&D facilities.

¡	Investor meetings which have been particularly customised for Vindi Banga in his role of SID.

¡	CIA each new Director receives two hours of training on our CIA obligations.

84  GSK Annual Report 2015

Board, business awareness and training

To ensure that our Non-Executive Directors develop and maintain a greater insight and understanding of the business, they are invited to attend internal management meetings, including meetings of the CET, the Research & Development Executive (RADEX), the Product Executive, the Scientific Review Board, the Portfolio Investment Board, the US Commercial Accountability Board and the Risk Oversight and Compliance Council (ROCC). They also meet employees informally during visits to the Group’s operations and at receptions held around Board meetings.

The Chairman also meets with each Director annually on a one-to-one basis to discuss his or her ongoing training and development requirements. The Board is kept up-to-date on legal, regulatory and governance matters through regular papers from the Company Secretary and presentations by internal and external advisers.

The Board members undertook specific refresher training on, and under the provisions of, the CIA in March 2015. Each new Board member is required, as part of his or her induction programme, to receive comprehensive training on the CIA. Philip Hampton and Urs Rohner, in January 2015, Vindi Banga, in September 2015, and Jesse Goodman, in January 2016 have each taken part in such a training session as part of their induction programmes.

2015 Internal evaluation of the Board

The Board carries out an evaluation of its performance and that of its Committees every year and the evaluation is facilitated externally every third year. The progress of the Board against the agreed action points of the 2014 evaluation, which was externally facilitated by Dr Tracy Long of Boardroom Review Limited, are disclosed on page 81.

The 2015 Board and Committees evaluation process was conducted internally by the Secretary, at the request of the Chairman and the CEO, who:

▪    prepared surveys that were completed by Board members and held   interviews with each Director;

▪    discussed the outcomes and recommendations with the Chairman;   and

▪    following discussion with the Board as a whole, identified areas for   improvement as agreed by the Board.

Amongst the areas reviewed were Board oversight issues, shareholders and other stakeholder relationships, Board culture and how it balances challenge and support, ethics, strategy and priorities.

The Board is viewed by all members as effective, strong and well able and equipped to navigate the challenges ahead. The action points arising from the 2015 evaluation are disclosed on page 81.

Chairman and Non-Executive Director evaluation

The Senior Independent Non-Executive Director (SID) sought feedback on the Chairman’s performance and canvassed views on the Chairman’s performance from the Non-Executive Directors collectively. The results of the Chairman’s effectiveness review were then discussed by the Chairman and the SID.

The Chairman met with each Non-Executive Director to discuss individual contributions and performance, together with training and development needs. He also shares peer feedback that is provided as part of the evaluation process. In addition, the Chairman met with all the Non-Executive Directors independently of the Executive Directors.

Accountability

Internal control framework

The Board recognises its responsibilities to present a fair, balanced and understandable assessment of the Group’s position and prospects. The Board has accountability for reviewing and approving the effectiveness of internal controls operated by the Group, including financial, operational and compliance controls, and risk management.

The GSK Internal Control Framework (the Framework) is the means by which GSK assures compliance with laws and regulations, the reliability of financial reporting and the effectiveness of risk management. The Framework assists in the ongoing process of the Board’s identification, evaluation, and management of the company’s Principal Risks as required by the FRC’s Code, and is designed to manage rather than eliminate the risk of not achieving business objectives. A fit-for-purpose internal control framework, in conjunction with embedding the GSK Values and our ‘Speak Up’ reporting lines, ensures that our Principal Risks are actively and effectively controlled. For more information see ‘Our approach to risk’ on pages 16 to 17.

The Framework is designed to ensure the risks associated with conducting our business activities are effectively controlled in line with GSK’s risk appetite. We believe the Framework provides reasonable, but not absolute, assurance against material misstatement or loss.

To ensure effective governance and an ethical culture, GSK has established the Risk Oversight and Compliance Council (ROCC). This team of senior leaders is authorised by the Board to assist the Audit & Risk Committee (the Committee) in overseeing risk management and internal control activities. It also provides the business with a framework for risk management, upward reporting of significant risks, GSK Values and policies. Each business unit and global support function has a risk board structure which reports to the ROCC. These Risk Management and Compliance Boards (RMCB) are responsible for local ‘tone from the top’, risk management and internal controls.

The ROCC and the RMCBs are assisted by Global Ethics and Compliance (GEC), which is responsible for supporting risk management and the development and implementation of practices that facilitate employees’ compliance with laws and policy. GEC also provides assistance to help employees meet high ethical standards by operating in accordance with our Values, and to comply with applicable laws and regulations and corporate responsibility.

GSK’s Audit & Assurance (A&A) provides an objective view (i.e. assurance) to senior management and the Board of how risk is being managed across the Group in line with an agreed Assurance Plan. This assurance helps them meet their oversight and advisory responsibilities in fulfilling our strategic and operational ambitions and building trust with our patients and other stakeholders. A&A has a dual reporting line into the CFO and the Committee.

The Committee receives reports from Business Unit Heads, GEC and A&A on areas of significant risk to the Group and on related internal controls. These reports provide summaries of changes to the control environment within each Principal Risk area. Following consideration of these reports, the Committee reports annually to the Board on the effectiveness of controls.

GSK Annual Report 2015 85

Corporate governance continued

The Board, through the Committee, has conducted a robust assessment of the Group’s Principal Risks and the Framework, and has considered the effectiveness of the system of internal controls in operation across the Group for the year covered by this Annual Report and up to the date of its approval by the Board. The Board’s review focuses on the company and its subsidiaries and does not extend to material associated undertakings, joint ventures or other investments, although it considers the risk of the company’s participation in these activities. There are established procedures and controls in place to identify entities whose results must be consolidated with the Group’s results.

We believe the process followed by the Board, through the Committee, in reviewing regularly the system of internal controls and risk management arrangements is in accordance with the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting issued by the FRC. These ongoing review and monitoring arrangements were expanded during the year to include the impact of the Novartis transaction that closed on 2 March 2015. For further details see page 88.

This is in accordance with the provisions of the FRC’s Code, which provide that the Board is responsible for determining the nature and extent of the Principal Risks it is willing to take in achieving its strategic objectives. The Board provides oversight to help ensure that the Group maintains sound risk management and internal control systems. The Framework has been in operation for the whole year and continues to operate up to and beyond the date of the approval of this Annual Report.

A review of the Group’s risk management approach is further discussed in ‘Our approach to risk’ section of the Strategic Report on pages 16 to 17. Our management and mitigation of each Principal Risk is explained in ‘Principal risks and uncertainties’ on pages 231 to 240. The Group’s viability is discussed in the Group financial review section of the Strategic report on page 52.

86  GSK Annual Report 2015

Remuneration

Our Remuneration report comprises the Remuneration Committee Chairman’s annual statement and the annual report on remuneration and is set out on pages 102 to 126. In addition, we have produced a summary of the shareholder approved Remuneration policy report, which is set out on pages 127 to 128.

Relations with shareholders

We work to engage effectively with shareholders through our regular communications, the AGM and other investor relations activities.

It has been a particularly busy year in terms of shareholder engagement, in what has been a transformational year for the company as a result of the Novartis transaction. In addition to the continuous dialogue the CEO and CFO maintain with institutional shareholders, in which they held 40 individual meetings and hosted 13 group events, there has been a number key shareholder engagement events during the year, including:

▪	the new Chairman undertaking a listening tour of our institutional investors to understand firsthand their views and perspectives on the issues and challenges facing the industry and GSK;

▪	holding an Investor Day in May 2015, at which the CEO and the leaders of our Pharmaceuticals, Vaccines and Consumer Healthcare businesses outlined the strategic proposition for the reshaped Group and profiled the medium to long-term shape and opportunities for GSK;

▪	holding an R&D event in November 2015, at which the CEO and leaders of our R&D Pharmaceuticals and Vaccines businesses profiled 40 potential new medicines and vaccines that offer significant opportunity to drive long-term performance and deliver new benefits to patients and consumers; and also

▪	holding our annual investors meetings in November 2015, at which the new Chairman and Remuneration Committee Chairman, the Audit & Risk Committee Chairman, our SID and Company Secretary discussed corporate governance and remuneration matters with our institutional investors.

Committee reports

The reports of the Audit & Risk, Nominations and Corporate Responsibility Committees, describing the activities of those Committees during the year, are set out on pages 88 to 99.

GSK Annual Report 2015 87

Corporate governance continued

Audit & Risk Committee Report

Judy Lewent Audit & Risk Committee Chairman

Dear Shareholder

During 2015, the Committee’s agenda has continued to be built around the usual review of our financial results and ensuring the ongoing effectiveness of the company’s internal control and risk management arrangements. This year, however, it has also had a particular focus on the impact of the Novartis transaction that we closed on 2 March 2015. The transaction resulted in very material change in all three of our core businesses and has required significant integration and restructuring efforts to embed the acquired businesses in Vaccines and Consumer and extract the oncology marketed products from Pharmaceuticals. Regular reviews were held by the Committee to ensure that our control framework and reporting requirements were being maintained throughout.

In addition, the Committee has continued to monitor the Group’s key ongoing transformation and simplification programmes including, in particular, those in our Global Support Functions where we are continuing to simplify our operating model through programmes such as Finance Transformation as well as undertaking major upgrades to the Group’s systems and global processes, including core ERP, HR and supply chain platforms. The Committee has also regularly reviewed the Group’s cyber security and the progress of our Infoprotect programme which is designed to address this risk specifically.

New standards introduced into the FRC’s Code for 2015 have required additional focus from the Committee this year to ensure our compliance with these requirements. Probably the most significant change this year has been the new requirements relating to the company’s viability which we report on for the first time on page 52.

Finally, the Committee has approved the formal commencement of an audit tender in the autumn of 2016 that will result in a new audit firm replacing PricewaterhouseCoopers LLP (PwC) at the beginning of 2018. This is a significant and important step for the Committee and the Board and more details on the audit tender process, its governance and timescales can be found on page 92.

Internal framework for control and risk management

The enhancements made to our internal control framework have helped to build a stronger culture of compliance and enable a multi-faceted approach to strengthening controls around each of our Principal Risks. During 2015, extensive training and communications were implemented across our compliance functions, and in turn, with key risk groups in each of our business units. This progress has been supported by our Global Ethics and Compliance (GEC) function. The activities of GEC were re-organised and enhanced during 2015 to put in place a network of experts sitting in Centres of Excellence that manage the key elements of our Principal Risks and internal control framework. This new governance model is designed to standardise, prioritise and drive integrated compliance controls across each of our Principal Risks.

The following Centres of Excellence have been established:

¡	Global Risk Office has accountability for strengthening risk management by standardising methodology around managing our Principal Risks, including our combined ABAC and Third Party risk programme, as well as identifying emerging risks through scanning the external and internal environment, and serving as the steward of our internal control framework model by proactively communicating and monitoring effective implementation.

¡	Strategy, Planning and Operations has accountability for ensuring our global system of governance is embedded by maintaining and proactively delivering standards, policies, training and our values assurance programme throughout GSK.

¡	Investigations & Independent Business Monitoring offers three tiers of service, delivered via regional hubs, to provide a consistent framework for delivering effective Independent Business Monitoring which is also aligned to GSK’s Values.

Other related initiatives overseen by the Committee included:

¡	Improved coordination of our investigatory efforts through the establishment of an Enterprise Investigations Committee to accelerate the management of ‘Speak-Up’, Anti-Bribery and Corruption (ABAC) and Computer Security Incident Response issues, assign issues for investigation as appropriate, and enable greater collaboration across GEC, Legal, HR and our Computer Security Response teams.

¡	Monitoring progress in implementing the programme of actions underway to enhance the control of our ABAC risk and ultimately incorporate ABAC requirements into regular business practices. Employee and management accountability was further improved in 2015 through the establishment of a network of ABAC owners within the business units, broadening of ABAC training and communications across the enterprise, the introduction of periodic certifications, the reinforcement of the linkage between GSK Values and performance, and the implementation of a new policy on senior management financial recoupment.

¡	Completion of General Manager (GM) Confirmations of the operation of our internal control framework for all markets in the Pharmaceuticals and Vaccines businesses, excluding the US which has a different system of review. This was completed in 2015. The assessment process has become an annual process and now operates a standardised and consistent approach. Output from these reviews has been consolidated to provide a clearer view of current trends, assist with the identification of potential gaps and facilitate the sharing of good practices. In 2016, Consumer Healthcare will implement a similar process for GM Confirmation of the operation of our internal control framework for key risks and minimum controls.

Novartis integration

Oversight of the Novartis transaction has been a key priority for the Committee, given the importance of the success of the transaction to the Group. The Committee has received regular reports and presentations on the integration and management of the acquired Novartis businesses from an operational, internal control accounting and risk management perspective both in the run up to the close of the transaction in March 2015 and regularly throughout the year as the integration and associated restructuring programmes began to be implemented. In addition, on-boarded Novartis employees have successfully completed the mandatory training on our Code of Conduct, ABAC, and Corporate Integrity Agreement obligations.

88  GSK Annual Report 2015

Global Support Function simplification programmes

The Committee has continued to review regularly the multi-year programmes underway to simplify our support functions and standardise our operating model around new and upgraded platforms. These programmes are now well established but are at a peak of activity currently as the new platforms and processes are rolled out across the Group, compounded by the additional requirements to integrate the former Novartis businesses into the Group’s operating and reporting infrastructure. Significant progress has been reported with the completion of new global HR and supply chain forecasting systems and multiple cut overs of local operating companies onto the new ERP platform delivered during the year with targeted control levels maintained throughout. The Committee has also paid particular attention to the parallel transformation programmes underway in a number of the support functions, especially the Finance Transformation initiative, to ensure that controls and reporting requirements are not affected.

InfoProtect

The Committee continues to keep the multi-year programme to enhance, secure and strengthen our cyber security defences under close scrutiny. As part of this review process a cyber security report is submitted by the Chief Information Security Officer to each scheduled meeting and we were pleased that a number of key risk reduction initiatives were delivered during the year.

UK Corporate Governance Code

Following the issue of FRC’s updated Code and associated Guidance that came into effect for the 2015 financial reporting year, the Committee has devoted time to satisfying itself that our internal control and risk management arrangements and monitoring practices accord with these new enhanced requirements. A particular area of investment during the year was the development and recommendation to the Board of a new viability statement, which examines the company’s longer term solvency and viability and is set out on page 52. We agreed the analytical and assurance work by management that underpins the statement and considered that three years was an appropriate timeframe on which to base an assessment of long-term viability as it aligns with our regular business planning period. The Committee also reviewed the outcome of the stress testing performed by management and recommended that the Directors confirm that they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three year period of the assessment.

The Committee will continue its work to encourage and support further enhancements to the Group’s internal controls and audit assurance arrangements. In addition, I look forward to reporting the conclusion of our external audit tender process and to explaining how the plan to manage the transition from PwC to our new auditor will operate.

Membership and attendance

The membership of the Committee, together with appointment dates and attendance at meetings, is set out below:

Members	Committee member since	Attendance at full meetings during 2015
Judy Lewent
(Chairman from 1 January 2013)	1 April 2011	6/6
Vindi Banga	1 January 2016	0/0
Lynn Elsenhans	1 January 2014	6/6
Stacey Cartwright	1 April 2011	6/6
Sir Deryck Maughan	21 January 2005	6/6
Dr Daniel Podolsky	1 January 2007	6/6
Tom de Swaan*	1 January 2006	2/3
Jing Ulrich*	1 May 2013	2/3

*	Tom de Swaan and Jing Ulrich both retired from the Board on 7 May 2015.

In addition to the six scheduled meetings, the Committee also met on a quorate basis on six occasions to review or approve matters associated with the Annual Report and Form 20-F, and preliminary and quarterly results announcements.

Details of the members’ financial, accounting or scientific experience and expertise are given in their biographies under ‘Our Board’ on pages 74 to 77.

The Company Secretary is Secretary to the Committee and attends all meetings. The entire Board is invited to attend the Committee meetings and other attendees include:

Attendee	Regular attendee	Attends as required
General Counsel	✓
Financial Controller	✓
Head of Audit & Assurance	✓
Head of Global Ethics and Compliance	✓
Chief Medical Officer	✓
Chief Product Quality Officer		✓
External auditor	✓

In accordance with the FRC’s Code, the Board has determined that Stacey Cartwright and Judy Lewent both have recent and relevant financial experience. The Board has also agreed that Stacey Cartwright and Judy Lewent have the appropriate qualifications and background to be audit committee financial experts as defined by the US Sarbanes-Oxley Act of 2002, and has determined that each is independent within the meaning of the US Securities Exchange Act of 1934, as amended.

In addition, Vindi Banga, Judy Lewent, Sir Deryck Maughan are also members of the Remuneration Committee, which allows them to provide input on the Committee’s review of the Group’s performance and oversight on any risk factors relevant to remuneration matters.

Judy Lewent

Audit & Risk Committee Chairman

16 March 2016

GSK Annual Report 2015 89

Corporate governance continued

Principal activities and matters addressed during 2015

Month	Financial reporting	Global internal control & compliance	External auditors	Risk	Governance and other matters

January	¡ Integrity of draft financial statements and appropriateness of accounting policies ¡ Draft 2014 Annual report and Form 20-F and annual summary leaflet	¡ Review 2014 risk management and internal control report ¡ Litigation report ¡ Corporate Integrity Agreement (CIA) update reports ¡ Review annual Audit and Assurance Plan and report

¡ Assessment of external auditors, effectiveness of external audit process

¡ Re-appointment of auditors proposed for approval at AGM

¡ External auditor year-end audit findings

¡ Audit/non-audit expenditure during 2014

¡ China investigations and ABAC update ¡ Emerging risk review ¡ Global Support Functions – change programme impacts ¡ ROCC meeting update ¡ Novartis transaction update

¡ Compliance with FRC’s Code

¡ Corporate Governance update

¡ Committee evaluation

¡ Private meetings with the external auditors, Head of Audit and Assurance respectively

¡ Committee members met privately

February	¡ Going concern assumptions ¡ Preliminary results announcement ¡ Directors expenses ¡ Approval of 2014 Annual Report and 20-F and annual summary leaflet	¡ Sarbanes-Oxley compliance confirmation	¡ Audit/non-audit expenditure during 2014 ¡ External auditor Sarbanes-Oxley control findings ¡ External auditor Annual Report and Form 20-F findings

March		¡ Approach on Sarbanes-Oxley compliance for 2015 ¡ Litigation report ¡ CIA update reports ¡ Global Ethics and Compliance report ¡ Global Pharma business unit report	¡ Performance expectations for external auditors	¡ China investigations and ABAC update ¡ Emerging risk review ¡ Commercial Practices Enterprise Risk ¡ Vaccines update ¡ ROCC meeting update ¡ Novartis transaction update	¡ Audit and Assurance rating system ¡ Private meeting with the external auditors ¡ Committee members met privately

May	¡ 1st quarter results announcement	¡ Litigation report ¡ Consumer Healthcare & GMS business unit reports	¡ External auditor 1st quarter results review findings ¡ External audit plan and fee proposal for 2015	¡ China investigations and ABAC update ¡ Novartis transaction update ¡ ERP annual update ¡ ROCC meeting update ¡ Emerging risk review	¡ Private meeting with the external auditors ¡ Committee members met privately

July	¡ Going concern assumptions and Viability Statement approach ¡ 2nd quarter results announcement ¡ Review of accounting issue development impacts	¡ Litigation report ¡ CIA update reports ¡ Assessment of key internal control by principal risk ¡ Vaccines business unit report	¡ External auditor 2nd quarter results review findings

¡ China investigations and ABAC update

¡ ROCC meeting update

¡ Cyber security report

¡ Emerging risk review

¡ Novartis transaction update

¡ EHS&S & Third Party Oversight (TPO) Enterprise Risks

¡ Treasury, Tax, Pensions and Insurance risk

¡ Corporate Governance update, including FRC Code changes ¡ Private meeting with the external auditors ¡ Committee members met privately

October	¡ 3rd quarter results announcement	¡ Litigation report ¡ CIA update reports ¡ Operational Excellence update ¡ R&D business unit report	¡ External auditor 3rd quarter results review findings ¡ Novartis 2015 external audit plan	¡ ABAC update ¡ ROCC meeting update ¡ Cyber security report ¡ Emerging risk review ¡ Novartis transaction update ¡ Scientific Engagement, Patient Safety, Product Quality and TPO Enterprise Risks	¡ FRC Code and guidance changes ¡ Private meeting with the external auditors ¡ Committee members met privately

December	¡ Viability Statement update ¡ Management report on accounting issues and appropriateness of accounting policies	¡ Litigation report ¡ CIA update reports ¡ Global Support Functions business unit report ¡ Internal Control Framework assessment

¡ External Audit Phase 1 results and Annual Report disclosure requirements

¡ Pre-approval of external auditor budget for non-audit services in 2016

¡ Update on 2015 external auditor fees and budget

¡ Audit tender review

				¡ ABAC update ¡ Cyber security report ¡ ROCC meeting update ¡ Novartis transaction update ¡ Emerging risk review ¡ Information protection ¡ Terrorism risk assessment	¡ Private meetings with the external auditors and the Corporate Compliance Officer respectively ¡ Corporate Governance Disclosures ¡ Committee members met privately

90  GSK Annual Report 2015

Committee’s financial reporting activities

In respect of financial reporting activities, the Committee reviews and recommends to the Board for its approval all financial results announcements. In considering the quarterly financial results announcements and the financial results contained in the 2015 Annual Report, the Committee reviewed the significant issues and judgements made by management in determining those results. The Committee reviewed papers prepared by management setting out the key areas of risk, the actions undertaken to quantify the effects of the relevant issues and the judgements made by management on the appropriate accounting required to address those issues in the financial statements.

Significant issues relating to the financial statements

The significant issues considered in relation to the financial statements for the year ended 31 December 2015 are set out in the following table, together with a summary of the financial outcomes where appropriate. In addition, the Committee and the external auditors have discussed the significant issues addressed by the Committee during the year and the areas of particular audit focus, as described in the Independent Auditor’s Report on pages 131 to 137.

Significant issues considered by the Committee in relation to the financial statements	How the issue was addressed by the Committee

Going concern basis for the preparation of the financial statements

The Committee considered the outcome of management’s half-yearly reviews of current and forecast net debt positions and the various financing facilities and options available to the Group. Following a review of the risk and potential impact of unforeseen events, the Committee confirmed that the application of the going concern basis for the preparation of the financial statements continued to be appropriate.

Revenue recognition, including returns and rebates (RAR) accruals

The Committee reviewed management’s approach to the timing of recognition of revenue and accruals for customer returns and rebates. The US Pharmaceuticals and Vaccines accrual for returns and rebates was £1.5 billion at 31 December 2015 and the Committee reviewed the basis on which the accrual had been made and concurred with management’s judgements on the amounts involved. A fuller description of the process operated in the US Pharmaceuticals and Vaccines business in determining the level of accrual necessary is set out in ‘Critical accounting policies’ on page 70.

Provisions for legal matters, including investigations into the Group’s commercial practices

The Committee received detailed reports on actual and potential litigation from both internal and external legal counsel, together with a number of detailed updates on investigations into the Group’s commercial practices. Management outlined the levels of provision and corresponding disclosure considered necessary in respect of potential adverse litigation outcomes and also those areas where it was not yet possible to determine if a provision was necessary, or its amount. At 31 December 2015, the provision for legal matters was £0.4 billion, as set out in Note 29 to the financial statements, ‘Other provisions’.

Provisions for uncertain tax positions

The Committee considered current tax disputes and areas of potential risk and concurred with management’s judgement on the levels of tax contingencies required. At 31 December 2015, the Group’s balance sheet included a tax payable liability of £1.4 billion.

Impairments of intangible assets

The Committee reviewed management’s process for reviewing and testing goodwill and other intangible assets for potential impairment. The Committee accepted management’s judgements on the intangible assets that required writing down and the resulting impairment charge of £217 million in 2015. See Note 19 to the financial statements, ‘Other intangible assets’ for more details.

Valuation of contingent consideration in relation to ViiV Healthcare

The Committee considered management’s judgement that following the further improved sales performance of Tivicay and Triumeq, it was necessary to increase the liability to pay contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture. At 31 December 2015, the Group’s balance sheet included a net contingent consideration liability of £3.4 billion. See Note 38 to the financial statements, ‘Acquisitions and disposals’ for more details.

Novartis transaction items including Vaccines contingent consideration and Consumer Healthcare put option

The Committee received regular reports throughout the year on the progress of the Novartis transaction. The Committee reviewed the basis of the valuation of the assets and liabilities acquired from Novartis, and in particular, the calculations of the liabilities for the Vaccines contingent consideration and the Consumer Healthcare put option. The Committee concurred with management’s judgements on the amounts to be recognised.

GSK Annual Report 2015 91

Corporate governance continued

Audit tendering

PwC has been the auditor of the company and the Group since the inception of each in 2000. Their performance has been reviewed annually and audit partner rotation requirements have been observed. During this time, the Directors have not sought to tender PwC’s contract. As a result of the UK’s implementation of the EU’s mandatory firm rotation requirements, the company is required to replace PwC with another auditor no later than for the financial year commencing 1 January 2021.

In January 2015, when the Committee, as usual, reviewed PwC’s performance for the previous year and recommended their reappointment for a further year, it also considered whether to initiate or defer an external audit contract tendering process. The Committee agreed that given the level of change that was being experienced in the business, it was not appropriate to put the audit out to tender in 2015. However, having reviewed the relative merits of conducting a tender and the recent changes in regulations in this area, the Committee considered that it was in the best interests of shareholders to plan to undertake a tender process in the second half of 2016.

It would target appointing the new auditor with effect from 1 January 2018, which would coincide with the end of the current PwC partner’s five year tenure as the Group audit engagement leader. If the company was to reappoint PwC from 1 January 2018, a new PwC Partner would need to be appointed and PwC would still be required to rotate after the 2020 audit. Consequently, PwC will not be asked to participate in the anticipated tender exercise in the second half of 2016.

Audit tender governance

In December 2015, the Committee agreed that, to achieve the move to a new audit firm to take over the audit for the 2018 financial year, an audit contract tender be conducted in the autumn of 2016. A final recommendation by the Committee of at least two audit firms with a preference expressed for the appointment of one of those firms is anticipated to be made in December 2016 for final approval by the Board by the end of 2016. The Committee will direct and supervise the tender process and has agreed the implementation of a robust audit tender governance structure to deliver a successful audit contract tender process with minimal disruption to the Group. The main elements of this governance structure are as follows:

92  GSK Annual Report 2015

Ongoing effectiveness and quality of external audit process

The Committee is committed to ensuring on an ongoing basis that GSK receives a high quality and effective audit. In evaluating the effectiveness of the audit process prior to making a recommendation on the re-appointment of the external auditor, the Committee reviews the effectiveness of their performance against criteria which it agrees, in conjunction with management, at the beginning of each year’s audit.

The cycle of activities the Committee typically undertakes each year to satisfy itself of external audit quality and effectiveness, together with their timelines, is set out below.

The detailed criteria the Committee uses for judging the effectiveness of the external auditor and their overriding responsibility to deliver a smooth running, thorough and efficiently executed audit are set out below:

Performance expectations for GSK’s external auditor
Specific auditor responsibilities	Wider auditor responsibilities

¡  Discuss approach and areas of focus in advance with early engagement on understanding the implications of GSK’s new operating model

¡  Ensure Sarbanes-Oxley scope and additional procedures are discussed and endorsed by management and communicated on a timely basis within GSK and PwC

¡  Avoid surprises through timely reporting of issues at all levels within the Group

¡  Ensure there is clarity of roles and responsibilities between the auditor and local management

¡  Respond to any issues raised by management on a timely basis

¡  Meet agreed deadlines

¡  Provide continuity and succession planning of key employees of the auditor

¡  Provide sufficient time for management to consider draft auditor reports and respond to requests and queries

¡  Employ consistent communication between local and central audit teams.

¡  Provide up-to-date advice on the new viability statement requirement

¡  Provide up-to-date knowledge of technical and governance issues, providing accurate and timely advice

¡  Serve as an industry resource; communicating best practice and industry trends in reporting

¡  Adhere to all independence policies (including GSK’s policies, the Financial Reporting Council’s ISA 240 and applicable Securities and Exchange Commission standards)

¡  Deliver a focused and consistent audit approach globally that reflects local risks and materiality

¡  Liaise with GSK’s Audit & Assurance team to avoid duplication of work and Global Ethics and Compliance team to ensure common understanding of audit outcomes

¡  Provide consistency of advice at all levels of the organisation

¡  Ultimately provide a high quality service to the Board, be scrupulous in their scrutiny of the Group and act with utmost integrity.

GSK Annual Report 2015 93

Corporate governance continued

Non-audit services

The Sarbanes-Oxley Act of 2002 prohibits the engagement of the external auditor for the provision of certain services such as legal, actuarial, internal audit outsourcing or financial information systems design. Where the external auditor is permitted to provide non-audit services (such as audit-related, tax and other services), the Committee ensures that auditor objectivity and independence are safeguarded by a policy requiring pre-approval by the Committee for such services. There were no contractual or similar obligations restricting the Group’s choice of external auditor.

All non-audit services over £50,000 are put out to competitive tender with financial service providers other than the external auditor, in line with the Group’s procurement process, unless the skills and experience of the external auditor make them the most suitable supplier of the non-audit service under consideration, in which case a request for proposal is submitted by the relevant CET member to the CFO for approval. Non-audit services spending is monitored by the Committee on a quarterly basis and discussed with the Committee Chairman.

The following policy guidelines on engaging the external auditor to provide non-audit services are observed:

▪	ascertaining that the skills and experience of the external auditor make them a suitable supplier of the non-audit services;

▪	ensuring adequate safeguards are in place so that the objectivity and independence of the Group audit are not threatened or compromised; and

▪	ensure that the total fee levels do not exceed 50% of the annual audit fee, except in special circumstances where there would be a clear advantage in the company’s auditor undertaking such additional work.

Fees paid to the company’s auditor and its associates are set out below. Further details are given in Note 8 to the financial statements, ‘Operating profit’.

Where possible, other accounting firms are engaged to undertake non-audit services.

*	The fee for audit and assurance services in 2015 includes £7.5 million arising from the Novartis transaction and the subsequent increase in complexity of the Group. Approximately half of this is expected to be recurring.

Fair, balanced and understandable assessment

One of the key compliance requirements of a group’s financial statements is for the Annual Report to be fair, balanced and understandable. The coordination and review of Group-wide contributions into the Annual Report follows a well established and documented process, which is performed in parallel with the formal process undertaken by the external auditor.

The Committee received a summary of the approach taken by management in the preparation of GSK’s 2015 Annual Report to ensure that it met the requirements of the FRC’s Code. This enabled the Committee, and then the Board, to confirm that GSK’s 2015 Annual Report taken as a whole is fair, balanced and understandable.

Code of Conduct and reporting lines

We also have a number of well established policies, including a Code of Conduct, which is available on the governance section of our website, and confidential ‘Speak Up’ reporting lines for the reporting and investigation of unlawful conduct. An updated version of the Code of Conduct was published in January 2014.

CMA Order 2014 Statement of compliance

The Committee confirms that during 2015 the company has complied with the mandatory audit processes and audit committee responsibilities provisions of the Competition and Markets Authority Statutory Audit Services Order 2014, as outlined in this report which describes the work of the Committee in discharging its responsibilities.

Committee evaluation

The Committee’s annual evaluation was internally facilitated by the Company Secretary, and supplemented by a questionnaire circulated to Committee members on behalf of the Committee Chairman. It was concluded that the Committee continued to operate effectively. In terms of enhancements to the Committee’s deliberations the following improvement points were agreed:

▪	Continue to improve on paper content and focus, ensuring brevity throughout;

▪	Further increase the focus on setting, monitoring and adjusting risk appetite;

▪	Incorporate the new Risk Oversight Compliance Council reporting updates on new and emerging issues into the Committee’s agenda, to aid anticipation of potential risk and audit issues; and

▪	Consider the division of meetings into two halves, focusing on traditional financial and audit related matters for Committee members only, and risk, litigation and serious issues facing the Group. The Committee subsequently debated the organisation of its meetings and agreed that all Board members wished to continue to attend the entire meeting.

94  GSK Annual Report 2015

Nominations Committee Report

Philip Hampton Nominations Committee Chairman

Dear Shareholder

One of the first key priorities when I joined the Board at the start of the year was to succeed Sir Christopher Gent as Nominations Committee Chairman. Last year was a year of significant transition and this meant that I could focus immediately on tailoring the refreshment of the Board in line with the:

¡	agreed principles and actions set out in Dr Tracy Long’s 2014 external evaluation review; and

¡	requirements of the reshaped Group to create and maximise the long-term value of the Novartis transaction to shareholders.

The Nominations Committee (the Committee) has had a busy year and has made good progress towards its aim of first considering Board size and composition and then replacing a number of planned retirements for Non-Executive Board members and addressing identified skills gaps. The Committee has also focused on effective management succession of executive management. Progress in respect of these elements is set out below.

Board size and composition

A central element of the current Board refreshment programme was the consideration of the most appropriate size and composition for the Board given the scale, complexity and strategic positioning of the business. In performing this analysis, the Committee used an enhanced Board competence and experience matrix linked to the company’s strategy and underpins the Board refreshment programme. We are making good progress in identifying an ideal future size of the Board, which is likely to see a reduction in the second half of 2016. As part of this analysis, the Committee has also factored the increased target of 33% size in female representation by 2020 as outlined by Lord Davies in his final ‘Women on Boards’ report published in October 2015.

CEO and management succession

The Committee has continued to scrutinise the robustness of succession planning arrangements for the Executive Directors and each executive management role, together with the adequacy of the pipeline of leadership talent below the CET. After what will have been nearly 10 years as CEO, Sir Andrew has indicated to the Board his intention to retire from the company in early 2017. The Board has agreed that he will retire on 31 March 2017. The Committee will now start a formal search for a successor and will consider internal and external candidates for the role. To that end, Egon Zehnder and Korn Ferry have been engaged.

Senior Independent Director (SID) succession

Sir Deryck Maughan has brought his own style to the role of SID, discharging its responsibilities with great diligence including leading and concluding the recent Chairman succession search process. We were pleased that Sir Deryck agreed to further extend his tenure on the Board to step down at the AGM in May 2016. He brings continuity to the Board’s composition, given his significant knowledge of, and experience in, GSK’s business affairs. In a period of significant change to the Board’s membership, Sir Deryck has helped to facilitate the transition between Sir Christopher and myself.

In addition, as a Committee member, he has helped in the search and recruitment of his successor, as SID. The Committee was pleased to recommend to the Board the appointment of Vindi Banga as SID designate. Vindi joined the Board in September 2015 and was appointed to the same Committees as Sir Deryck in January 2016 (Nominations, Audit & Risk and Remuneration). They are working closely together to ensure a smooth transition. Vindi will succeed Sir Deryck as SID at the conclusion of the AGM on 5 May 2016.

Scientific and Medical Expert (SME) succession

Dr Daniel Podolsky has served as the Board’s US-based designated SME with great distinction during his tenure on the Board. He will be stepping down from the Board as planned at the 2016 AGM after serving nine years. After commencing the search for his successor in this highly specialist role at the beginning of the year, the Committee was pleased to recommend to the Board the appointment of Dr Jesse Goodman as a Non-Executive Director and SME. He joined the Board in January 2016 and was appointed to the Corporate Responsibility Committee with effect from May 2016.

Further details on the role criteria and recruitment process for the SID and SME roles and rationale behind the Committee recommending Vindi Banga and Dr Jesse Goodman’s appointments is given on page 96.

Committee membership

Lynn Elsenhans was appointed to the Committee in January 2015 to join me and Judy Lewent as newer appointees to ensure the Committee achieved a good balance between longer serving Committee members and newer appointees to support shaping the Board for the longer term. I was also grateful to Sir Christopher for sharing his insights and deep understanding of the evolution of the Board, its culture and composition during the period of his stewardship.

The Committee’s key focus in 2016 will be the progression of our management succession plans working in collaboration with the CEO. In addition, we will continue to refresh the non-executive representation on the Board with the aim of reducing the overall Board size to around twelve members.

Philip Hampton

Nominations Committee Chairman

16 March 2016

GSK Annual Report 2015 95

Corporate governance continued

Membership

The membership of the Committee, together with appointment dates and attendance at meetings, is set out below:

Members	Committee member since	Attendance at full meetings during 2015
Sir Philip Hampton (Chairman from 27 January 2015)	27 January 2015	6/6
Professor Sir Roy Anderson	1 October 2012	6/6
Vindi Banga	1 January 2016	0/0
Lynn Elsenhans	27 January 2015	5/5
Judy Lewent	8 May 2014	6/6
Sir Deryck Maughan	9 July 2009	5/6
Sir Christopher Gent*	9 December 2004	3/3
Tom de Swaan**	1 October 2012	3/3

*	Sir Christopher Gent was Committee Chairman from 1 January 2005 to 27 January 2015 and retired from the Board on 7 May 2015.
**	Tom de Swaan retired from the Board on 7 May 2015.

The Company Secretary is Secretary to the Committee and attends all meetings. Other attendees at Committee meetings may include:

Attendee	Regular attendee	Attends as required
Chief Executive Officer	✓
Head of Human Resources	✓
Appropriate external advisers		✓

Work of the Committee during 2015

Main responsibilities

The main responsibilities of the Committee are set out on page 82.

CEO and management succession

The Committee and the CEO, with assistance from the Head of Human Resources, have been working on managing succession arrangements for the Executive Directors and each executive management role to secure the best leadership for the company. The specification for each role is considered in detail against the current and future needs of the changing environment in which the company operates. In compiling any succession plan, internal and external talent are considered and reviewed against the specification which has been drawn together.

In terms of the Executive team, as part of ensuring more focused management of the company’s Consumer Healthcare, Vaccines, and Pharmaceuticals businesses as a result the transformational Novartis transaction:

¡	Emma Walmsley who was previously President, Consumer Healthcare was appointed CEO of the Consumer Healthcare Joint Venture business and became a member of its Board when the Novartis transaction successfully completed on 2 March 2015;

¡	following the announcement by Deirdre Connelly, President North America Pharmaceuticals, in February 2015 of her intention to retire from GSK, her role was not replaced on the CET; and, in addition

¡	Bill Louv, Senior Vice President, Core Business Services retired as planned from GSK in 2015. His successor reports to the CFO, but is not a member of the CET.

Refreshment of specialist roles on the Board

During 2015, as part of an orderly refreshment of the Board, a particular area of focus for the Committee was the searches for a successor to Sir Deryck Maughan as SID and Dr Daniel Podolsky as our US-based SME, both of whom are due to retire and stand down from the Board after our 2016 AGM.

The Committee felt that in determining the key essentials for the SID, it was very desirable to have a UK-based director, or failing that, someone who travelled and spent the majority of their time in the UK. It was also thought important that the individual should have a strong understanding of the UK corporate governance environment.

Korn Ferry, who only provides recruitment services to the company, was engaged to conduct the search for the SID and they provided a long and then a short list of potential candidates. After interviewing suitable SID candidates, feedback was sought from and support was received from certain investors before the Committee recommended to the Board Vindi Banga as a potential independent Non-Executive Director and SID designate. He was appointed to the Board on 1 September 2015. The Board considered that he had a strong operational bias, bringing with him many years of commercial experience and a track record of delivering outstanding performance in a highly competitive global consumer-focused industry, which will be invaluable to the company. He currently serves as a non-executive director on the Boards of two other FTSE 100 companies. Vindi will succeed Sir Deryck Maughan as SID when he steps down from the Board at the close of the AGM on 5 May 2016.

When the Committee was drawing up the role specification for the new SME role it considered that Dr Podolsky’s successor should ideally have a strong business perspective, be US-based, understand the US healthcare environment, be a medic who was close to the patient either through running operations at scale in a hospital or an institution, have an understanding of vaccines, preferably, (or if not Respiratory) considering the standing of GSK’s Vaccines portfolio since the Novartis transaction was completed. Internal soundings were taken from within Vaccines and R&D to identify potential external candidates. Egon Zehnder undertook a full external market search for suitable candidates.

Egon Zehnder, who only provides recruitment services to the company, was engaged to conduct the search for the US-based SME role. Dossiers of potential Non-Executive appointees were considered by the Committee and candidates were shortlisted for interview on merit and against objective criteria, after assessing their relevant qualifications and time commitments.

After interviewing suitable SME candidates, the Committee recommended to the Board Dr Jesse Goodman as a potential Non-Executive Director and SME. He was appointed to the Board on 1 January 2016. Dr Jesse Goodman is a leader in public health who brings a wealth of expertise spanning science, medicine, vaccines, regulation and public health, and has a proven record in addressing pressing public health needs from both the academic and federal sectors, which will be invaluable to GSK and the Board.

96  GSK Annual Report 2015

Board Committee Chairmen and membership changes

The refreshment of the Board has also led to the following orderly changes to our Board Committee membership.

Director	Committee membership	Appointment date	Retirement date

Sir Philip Hampton	Nominations Committee Chairman	27 January 2015	N/A

Urs Rohner	Remuneration Committee member	1 January 2015	N/A
	Remuneration Committee Chairman	8 May 2015

Lynn Elsenhans	Corporate Responsibility Committee Chairman	8 May 2015 (member since 1 October 2012)	N/A

Vindi Banga	Audit & Risk, Remuneration and	1 January 2016	N/A
Nominations Committee member

Professor Sir Roy Anderson	Corporate Responsibility Committee member	1 May 2016	N/A

Dr Jesse Goodman	Corporate Responsibility Committee member	1 May 2016	N/A

Sir Christopher Gent	Corporate Responsibility Committee Chairman,	N/A	7 May 2015
Remuneration and Nominations Committee member

Tom de Swaan	Remuneration Committee Chairman,	N/A	7 May 2015
Audit & Risk and Nominations Committee member

Jing Ulrich	Audit & Risk Committee member	N/A	7 May 2015

Board and committee changes

The ongoing refreshment of the Board has resulted in orderly and planned changes in the composition of the Board and its Committees during the year on the recommendation of the Committee. These changes, including the planned retirements of Dr Stephanie Burns, Sir Deryck Maughan, Dr Daniel Podolsky and Hans Wijers from the Board at the close of the AGM in May 2016, are set out below.

Board appointments and retirements

The refreshment of the Board has led to the following orderly changes of Board members.

Director	Appointment date	Retirement date
Sir Philip Hampton	1 January 2015	N/A
Urs Rohner	1 January 2015	N/A
Vindi Banga	1 September 2015	N/A
Dr Jesse Goodman	1 January 2016	N/A
Sir Christopher Gent	N/A	7 May 2015
Tom de Swaan	N/A	7 May 2015
Jing Ulrich	N/A	7 May 2015
Dr Stephanie Burns	N/A	5 May 2016
Sir Deryck Maughan	N/A	5 May 2016
Dr Daniel Podolsky	N/A	5 May 2016
Hans Wijers	N/A	5 May 2016

Board composition and diversity

We are mindful of the need to balance the composition of the Board and its Committees and to refresh them progressively over time so that we can draw upon the experience of longer serving Directors, while tapping into the new external perspectives and insights which more recent appointees bring to the Board’s deliberations.

Non-Executive Directors are drawn from a wide range of industries and backgrounds, including pharmaceutical and healthcare, medical research and academia, and retail, insurance and financial services, and have appropriate experience of complex organisations with global reach. Some have considerable experience of the pharmaceutical industry and the more recent appointees bring a new approach to the Group, and to Board discussions.

We are committed to the diversity of our boardroom and we are similarly committed to equal opportunities for all our employees at all levels of the organisation. The diversity and inclusiveness of our workforce are promoted throughout GSK.

A key requirement of an effective board is that it comprises a range and balance of skills, experience, knowledge, gender and independence, with individuals that are prepared to challenge each other and work as a team. This needs to be backed by a diversity of personal attributes, including character, intellect, sound judgement, honesty and courage.

The Committee is responsible for developing measurable objectives to support the implementation of the Board’s diversity policy, including gender, and monitoring progress towards the achievement of these objectives. In terms of the balance of Board gender diversity, we exceeded the target of at least 25% by 2013 that we had set ourselves in May 2011 and our current female Board level representation stands at 27%. We have noted Lord Davies’ new target to increase female board representation to at least 33% by 2020 as set out in his ‘Women on Boards: Five Year Summary’ report published in October 2015.

We also have a good representation of women in management positions which is illustrated on page 47 as part of the gender diversity of GSK’s global workforce. We will continue to support efforts to further increase the pipeline of women into senior positions within GSK. We also support the engagement of executive search firms such as MWM, Egon Zehnder and Korn Ferry, who have signed up to the Voluntary Code of Conduct for Executive Search Firms on gender diversity and best practice.

Committee evaluation

The Committee’s annual evaluation was internally facilitated by the Company Secretary on behalf of the Committee Chairman, and supplemented by a questionnaire circulated to Committee members. It was concluded that the Committee continued to operate effectively.

In terms of enhancements to the Committee’s work it was agreed that more focus should be directed to forward planning for executive succession. Replenishment of the Board in anticipation of Directors rotating off the Board would also be a key priority.

GSK Annual Report 2015 97

Corporate governance continued

Corporate Responsibility Committee Report

Lynn Elsenhans Corporate Responsibility Committee Chairman

Dear Shareholder

I would like to thank my predecessor, Sir Christopher Gent, for his strong leadership of the Committee over the last 10 years, which under his stewardship has overseen the development and refinement of GSK’s CR Principles into our current Responsible Business Commitments. In addition, the Committee has acted as custodian of the policies and practices that define and safeguard the reputation of the company. As the new Chair of the Committee I will seek to build on his legacy as the Committee continues to challenge and shape the company’s responsible business agenda.

The Committee members bring a wide range of experience and insight from across different sectors to provide oversight of the company’s responsible business opportunities and risks. This has been invaluable in relation to the Committee’s assessment of the corporate responsibility challenges of integrating the Novartis assets the company acquired during a year of substantial change.

I have been particularly pleased that the work of the Committee this year has focused on issues that are material to GSK’s mission, strategy and values. Much of our discussions have focused on how the company seeks to balance the need for a return on investment for innovation with the need to price its products appropriately to drive access for a broad range of patients. In addition, we have considered the ways in which GSK continues to build its commitment to operating transparently and with integrity through its commercial model transformation.

I am also pleased that we continue to enjoy positive engagement with investors on our Responsible Business Commitments which have included, in particular, a focus on our approach to addressing Anti-Bribery and Corruption (ABAC) issues from a reputational perspective, the changes to how we sell and market our medicines to healthcare professionals, access and innovation, and clinical trials transparency disclosures.

Lynn Elsenhans

Corporate Responsibility Committee Chairman

16 March 2016

Membership

The membership of the Committee, together with appointment dates and attendance at meetings, is set out below:

Members	Committee member since	Attendance at full meetings during 2015
Lynn Elsenhans	1 October 2012	3/3
(Chairman from 8 May 2015)
Dr Stephanie Burns	6 December 2007	3/3
Dr Daniel Podolsky	1 July 2006	3/3
Hans Wijers	10 October 2013	3/3
Sir Christopher Gent*	9 December 2004	1/1

* Sir Christopher Gent (who served as Committee Chairman to 7 May 2015) retired from the Board on 7 May 2015.

Professor Sir Roy Anderson and Dr Jesse Goodman have been appointed to the Committee with effect from 1 May 2016.

The Company Secretary is Secretary to the Committee and attends all meetings. Other attendees at Committee meetings may include:

Attendee	Regular attendee	Attends as required

Chief Executive Officer	✓

Company Chairman	✓

Chairman, Global Vaccines	✓

General Counsel	✓

Head of Communications & Government Affairs	✓

Head of Pharmaceuticals		✓

Head of Pharmaceuticals R&D		✓

Head of Human Resources		✓

Head of External & Market Communication		✓

Head of Global Corporate Responsibility	✓

Other Executives		✓

Independent external corporate responsibility adviser	✓

Independent External Corporate Responsibility Adviser

To augment our engagement with stakeholder opinion, in May 2013, Sophia Tickell was appointed as an independent external adviser to the Committee, a position that she had previously held from March 2009 to July 2011. Ms Tickell has extensive experience in the pharmaceuticals industry in improving health systems productivity, sustainability in energy supply and distribution, climate change policy and short-termism in financial markets.

She is the co-founder and Director of Meteos, from where she directs the Pharma Futures Series, which aims to align better societal and shareholder value. She holds a number of other board and advisory roles.

Ms Tickell attended meetings of the Committee and provided independent advice and guidance on corporate and social responsibility matters to both the Chairman and the CEO.

98  GSK Annual Report 2015

Main responsibilities

The main responsibilities of the Committee are set out on page 82.

The Committee has a rolling agenda and receives reports from members of the CET and senior managers to ensure that progress in meeting our Responsible Business Commitments within four areas of focus is reviewed on an annual basis as follows:

▪	Health for all: innovating to address currently unmet health needs; improving access to our products, irrespective of where people live or their ability to pay; and controlling or eliminating diseases affecting the world’s most vulnerable people.

▪	Our behaviour: putting the interests of patients and consumers first, driven by our values in everything we do and backed by robust policies and strong compliance processes.
▪	Our people: enabling our people to thrive and develop as individuals to deliver our mission

▪	Our planet: growing our business while reducing our environmental impact across the value chain.

In addition, at each meeting the Committee considers possible emerging issues that may have a bearing on the Company’s reputation of interaction with its stakeholders. The Committee also reviews and approves the Responsible Business Supplement which is available for reference on www.gsk.com/responsibility.

Work of the Committee during 2015

During 2015, the Committee focused its core remit on the matters set out below, and in doing so, the reports it received highlighted the evolving challenges in these areas including, in particular, the impact of the Novartis transaction.

CR Focus area	Committee’s area of focus during 2015

Health for all

¡  Flexible and open R&D approach for diseases of the developing world and other areas of great medical need, such as antibiotics and dementia.

¡  GSK’s approach to pricing, in particular how to balance returns for investment in innovation alongside the need to support access to medicines.

¡  Vaccines strategy to support global public health priorities, including pricing models, Malaria vaccine and Ebola response.

Our behaviour

¡  Global incentive compensation program and selling competency model.

¡  Changes to how GSK engages with healthcare professionals.

¡  Further embedding values-based decision making in the organisation, including training and compliance.

¡  Progress on work to align Third Parties with GSK’s standards and expectations

¡  Conduct and public disclosure of clinical research, transparency of detailed data behind trial results and patient safety

¡  Replacement, refinement and reduction in use of animals in research and development

Our people

¡  Organisational change and employee relations

¡  Inclusion and diversity

¡  Leadership, development and approach to performance management

¡  Employee health, safety and wellbeing

¡  Insights from the staff survey

¡  Employee health, safety and wellbeing

Our planet	¡ Environmental performance across carbon, water and waste impacts

Committee evaluation

The Committee’s annual evaluation was internally facilitated by the Company Secretary, and supplemented by a questionnaire circulated to Committee members on behalf of the Committee Chairman. It was concluded that the Committee continued to operate effectively. In terms of enhancements to the Committee’s deliberations it was agreed that the Committee would on a regular basis look to take a more advanced long-term perspective on how the company may be impacted by the external environment.

GSK Annual Report 2015 99

Corporate governance continued

Directors

Our Directors’ powers are determined by UK legislation and our Articles of Association, which contain rules about the appointment and replacement of Directors. They provide that Directors may be appointed by an ordinary resolution of the members or by a resolution of the Directors, provided that, in the latter instance, a Director appointed in this way retires at the first AGM following his or her appointment.

Our Articles also provide that Directors should normally be subject to re-election at the AGM at intervals of three years or annually if they have held office for a continuous period of nine years or more. However, the Board agreed in 2011 that all Directors who wish to continue as members of the Board should seek re-election annually in accordance with the UK Corporate Governance Code.

A Director may cease to be a Director if he or she:

▪	becomes bankrupt

▪	ceases to be a Director by virtue of the Companies Act or the Articles

▪	suffers mental or physical ill health and the Board resolves that he or she shall cease to be a Director

▪	has missed Directors’ meetings for a continuous period of six months without permission and the Board resolves that he or she shall cease to be a Director

▪	is prohibited from being a Director by law

▪	resigns, or offers to resign and the Board accepts that offer

▪	is required to resign by the Board

Directors’ conflicts of interest

All Directors have a duty under the Companies Act 2006 to avoid a situation in which they have, or could have, a direct or indirect conflict of interest or possible conflict with the company. Our Articles provide a general power for the Board to authorise such conflicts.

The Nominations Committee has been authorised by the Board to grant and regularly review any potential or actual conflict authorisations, which are recorded by the Company Secretary and noted by the Board. Directors are not counted in the quorum for the authorisation of their own actual or potential conflicts.

On an ongoing basis, the Directors are responsible for informing the Company Secretary of any new actual or potential conflicts that may arise or if there are any changes in circumstances that may affect an authorisation previously given. Even when provided with authorisation, a Director is not absolved from his or her statutory duty to promote the success of the company. If an actual conflict arises post-authorisation, the Board may choose to exclude the Director from receipt of the relevant information and participation in the debate, or suspend the Director from the Board, or, as a last resort, require the Director to resign.

The Nominations Committee reviewed the register of potential conflict authorisations in January 2016 and reported to the Board that the conflicts had been appropriately authorised and that the process for authorisation continues to operate effectively. Except as described in Note 35 to the financial statements, ‘Related party transactions’, during or at the end of the financial year no Director or connected person had any material interest in any contract of significance with a Group company.

Independent advice

The Company has an agreed procedure for Directors to take independent legal and/or financial advice at the company’s expense where they deem it necessary.

Indemnification of Directors

Qualifying third party indemnity provisions (as defined in the Companies Act 2006) are in force for the benefit of Directors and former Directors who held office during 2015 and up to the signing of the Annual Report.

Change of control and essential contracts

We do not have contracts or other arrangements which individually are fundamental to the ability of the business to operate effectively, nor is the company party to any material agreements that would take effect, be altered, or terminate upon a change of control following a takeover bid. We do not have agreements with any Director that would provide compensation for loss of office or employment resulting from a takeover, except that provisions of the company’s share plans may cause options and awards granted under such plans to vest on a takeover. Details of the termination provisions in the company’s framework for contracts for Executive Directors are given in the full version of the company’s remuneration policy report which is available at www.gsk.com in the Investors section.

100  GSK Annual Report 2015

Directors continued

Directors’ Report

For the purposes of the UK Companies Act 2006, the Directors’ Report of GlaxoSmithKline plc for the year ended 31 December 2015 comprises pages 73 to 101 of the Corporate Governance Report, the Directors’ Responsibility Statements on pages 130 and 211 and pages 231 to 258 of Investor Information. The Strategic report sets out those matters required to be disclosed in the Directors’ Report which are considered to be of strategic importance to the company, as follows:

▪	risk management objectives and policies (pages 16, 17 and 72)

▪	likely future developments of the company (throughout the Strategic report)

▪	research and development activities (pages 18 to 31)

▪	diversity and inclusion (page 47)

▪	provision of information to, and consultation with, employees (page 46)

▪	carbon emissions (page 48)

The following information is also incorporated into the Directors’ Report:

Location in Annual Report
Interest capitalised	Financial statements, Notes 17 and 19
Publication of unaudited financial information	Group financial review, page 51
Details of any long-term incentive schemes	Remuneration report
Waiver of emoluments by a Director	Not applicable
Waiver of future emoluments by a Director	Not applicable
Non pre-emptive issues of equity for cash	Not applicable
Non pre-emptive issues of equity for cash by any unlisted major subsidiary undertaking	Not applicable
Parent company participation in a placing by a listed subsidiary	Not applicable
Provision of services by a controlling shareholder	Not applicable
Shareholder waiver of dividends	Financial statements, Notes 15 and 42
Shareholder waiver of future dividends	Financial statements, Notes 15 and 42
Agreements with controlling shareholders	Not applicable

The Directors’ Report has been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that report shall be subject to the limitations and restrictions provided by such law. The Directors’ Report was approved by the Board of Directors on 16 March 2016 and signed on its behalf by:

Philip Hampton

Chairman

16 March 2016

GSK Annual Report 2015 101

Remuneration report Chairman’s annual statement

Dear Shareholder

Following the 2015 AGM, I succeeded Tom de Swaan as Chair of the Remuneration Committee (the ‘Committee’), and I am pleased to present to you our Remuneration Report for 2015. I would also like to take this opportunity to thank Tom on behalf of the Committee for his leadership during his time as its Chairman.

Remuneration decisions in respect of 2015

2015 marked further substantial progress against our strategy of creating a balanced group of three world leading businesses in Pharmaceuticals, Vaccines and Consumer Healthcare, with a clear aim to deliver growth and improve returns to shareholders. The Group is in a strong position to succeed as a long-term business with global scale and less exposure to risk and volatility. In the past year, we have accelerated new product sales growth, integrated the new businesses in Vaccines and Consumer Healthcare and restructured our Pharmaceuticals business. Our financial results were ahead of the guidance set out towards the start of the year, and we believe we are well positioned to return to Core earnings per share growth in 2016.

Against this background, the key decisions made by the Committee in respect of 2015 remuneration were as follows:

▪	The bonus outcomes for the Executive Directors were determined by reference to performance against the agreed financial measures, as well as the Committee’s assessment of their individual performance. GSK achieved performance in excess of the relevant financial targets for the year. The improved performance for 2015, together with the assessment of individual performance and contribution, resulted in bonus awards for 2015 which were ahead of the previous year. I would draw shareholders’ attention to the detailed disclosure in the following report of our annual bonus plan and of the bonuses earned. We have further enhanced the reporting of our annual bonus plan and of the bonuses to be paid, to help shareholders understand how these awards were earned. I hope that shareholders will join me in welcoming these enhanced disclosures.

▪	Vesting of the 2013 Performance Share Plan and Deferred Annual Bonus Plan awards was based on the agreed measures of relative TSR, adjusted free cash flow, R&D new products and business diversification performance, each over the three years to 31 December 2015. The overall vesting level achieved for the 2013 LTI awards was 37.75%. Further details of that achievement are also presented in the following report.

The Committee believes that significant shareholdings remain a key mechanism for aligning the personal interests of our executives with the interests of long-term shareholders. Sir Andrew’s shareholding is over 10 times his base salary in GSK shares, which is well in excess of his share ownership requirement of four times his base salary.

As disclosed in our 2014 Remuneration Report, the setting of adjusted free cash flow and R&D new product targets for LTI awards granted in 2015 was delayed pending the completion of the Novartis transaction. Targets for these awards were agreed and details of the adjusted free cash flow target were communicated via a stock exchange announcement on 31 July 2015. Given the significance of the transaction, the Committee also considered the impact of the changes on targets for the outstanding 2013 and 2014 LTI awards. The key principle was to ensure that the incentives continued to operate as originally intended. The Committee has focussed on ensuring that the stretch of performance targets was retained and that incentives continued to measure performance against the strategic objectives originally identified at grant. Details of the decisions reached are set out in the following report.

Agenda for 2016

No material changes to executive remuneration are proposed for 2016. The Committee decided that salary levels for Executive Directors would be increased by 2.5% effective 1 January 2016. This is consistent with the salary increase budget for our broader employee populations in the UK and US. Given that our Remuneration Policy will expire at our 2017 AGM, this year the Committee will be undertaking a review of GSK’s remuneration arrangements. As part of this review we will continue our regular dialogue with shareholders and will hold our annual meetings with GSK’s largest investors later in the year to listen to their views and feedback. Meanwhile, if any shareholders have any feedback on our current remuneration arrangements, or views on where we should focus the review, please do not hesitate to pass those comments for my attention to our Company Secretary, Victoria Whyte.

AGM

Finally, I would like to thank shareholders for their input and engagement during my first year as Chairman of the Committee and I welcome all shareholders’ feedback on this report. We look forward to receiving your support for our 2015 Remuneration Report at our AGM on 5 May 2016.

Urs Rohner

Remuneration Committee Chairman

16 March 2016

102  GSK Annual Report 2015

Annual report on remuneration

Executive Directors’ remuneration summary

Remuneration principles and policy

Principles

The Committee believes in pay for performance and that Executive Directors’ remuneration should be designed to promote the long-term success of the company. The Committee seeks to ensure that performance-related elements of the Executive Directors’ remuneration are transparent, stretching and rigorously applied.

Policy

The Committee considers the company’s shareholder approved remuneration policy, our Executive Directors’ pay comparator groups and pay levels for the wider employee population of the Group when determining the total individual pay packages of the Executive Directors. The balance between the fixed, short-term variable and long-term variable elements of pay is carefully reviewed, with overall packages weighted heavily towards the latter to closely align Executive Directors’ interests with those of shareholders.

The table below summarises how the Committee sets each element of the remuneration packages for our Executive Directors.

Fixed Pay
Base salary	Salaries are reviewed annually, supported by data from relevant comparator groups, taking into account the Executive Director’s role, experience and performance as well as the average increases for the broader GSK workforce. Salary levels in respect of 2016 are as follows: Sir Andrew Witty – £1,114,500; Simon Dingemans – £735,600 and Dr Moncef Slaoui – $1,242,100.	105
Other benefits	Principally healthcare, car, personal financial advice, life assurance, assignment and travel expenses.	105
Pension
UK Executives	Sir Andrew Witty, who joined the group in 1991, and certain other UK Executives are members of legacy final salary plans, which have been closed to new entrants since 2001. From 2013, increases in pensionable earnings have been limited to 2% per annum. Otherwise, GSK operates a defined contribution plan for UK Executives. Simon Dingemans is not a member of a plan for pension contributions but instead receives cash in lieu of contributions.	106
US Executives	GSK operates the Cash Balance Pension Plan, and the GSK 401(k) Plan, a savings scheme. The Supplemental Cash Balance Pension Plan and the Executive Supplemental Savings Plan (ESSP), a savings scheme, are open to Dr Moncef Slaoui and certain other US Executives to accrue benefits above US Government limits imposed on the 401(k) Plan and the Cash Balance Pension Plan.	106
Pay for performance

Safeguards and risk management	The company has long standing clawback and malus arrangements under its LTI and bonus plans for Executive Directors and other Executives that enable the company to recover sums paid or withhold the payment of any sum, on the occurrence of a triggering event (e.g. significant misconduct by way of violation of regulation, law, or a significant GSK policy, such as the Code of Conduct).				113
Annual bonus	The target and maximum bonus opportunities for the Executive Directors are as follows:			¡ The majority of the bonus is based on achievement of challenging financial targets (core Group/business unit operating profit and core Group profit before interest and tax) as agreed by the Board and the Committee ¡ Individual performance against pre-determined personal objectives	107
		Target % of salary 125 80 85	Maximum % of salary 200 180 200

	CEO
	CFO
	Chairman, Global Vaccines

Deferred Annual Bonus Plan (DABP)	Individuals must defer 25%, and may defer up to a total of 50%, of any bonus earned. Deferred bonuses may be matched up to one-for-one subject to performance criteria.

¡  PSP and DAPB matching awards are based on the following three equally weighted performance measures over a three-year period:

–   R&D new product performance*;

–   Adjusted free cash flow*; and

–   Relative TSR+.

*  25% vests at threshold, rising to 100% for stretching performance exceeding the set threshold by a specified margin.

+  Against a comparator group comprising GSK and nine other pharmaceutical companies based on a vesting schedule of 30% vesting at median, rising to 100% vesting for upper quartile performance.

¡   PSP awards are subject to a three-year performance period and an additional two-year vesting period.

					109 to 110

Performance Share Plan (PSP)	The performance share awards for the Executive Directors are as follows:				109 to 110
		% of salary
	CEO	600
	CFO	400
	Chairman, Global Vaccines	500

GSK Annual Report 2015 103

Annual report on remuneration continued

Total remuneration for 2015 (audited)

The total remuneration for 2015 for each Executive Director is set out in the table below:

	Sir Andrew Witty, CEO				Simon Dingemans, CFO				Dr Moncef Slaoui, Chairman, Global Vaccines

	2015 £000	% of total	2014 £000	% of total	2015 £000	% of total	2014 £000	% of total	2015 $000		% of total	2014 $000	% of total
A. Fixed pay

Salary	1,087		1,087		718		718		1,212			1,212

Benefits	110		70		82		79		545			571

Total fixed pay	1,197	18%	1,157	30%	800	25%	797	43%	1,757		24%	1,783	41%
B. Pension	458	7%	671	17%	144	5%	144	8%	1,316	(3)	18%	365	8%

C. Pay for performance

Annual bonus – including the amount deferred	2,175		917		989		446		1,632			1,108

Value earned from LTI awards:

Matching awards under Deferred Annual Bonus Plan(1)	194		122		73		72		274			144

Performance Share Plan	2,637		1,035		1,160		398		2,345			939

Total value earned from LTI awards	2,831		1,157		1,233		470		2,619			1,083

Total pay for performance	5,006	75%	2,074	53%	2,222	70%	916	49%	4,251		58%	2,191	51%

Total remuneration(2)	6,661		3,902		3,166		1,857		7,324			4,339

Deferral of 2015 annual bonus	%	£000	Number of shares		%	£000	Number of shares		%		$000	Number of ADS

Amount of bonus deferred	25	544			50	494			50		816

Number of shares or ADS purchased			40,003			36,381						20,854
Full details of each of the elements of ‘Total remuneration’ above are given on the following pages of this report.
Fixed Pay	Pension				Pay for performance

Base salary Pages 105 and 111	Page 106				Annual bonus				Pages 107, 108 and 111

Other benefits Pages 105 and 111					Value earned from LTI awards				Pages 109, 110 and 119 onwards

Notes:

(1)	Please note that the 2014 values shown differ from those disclosed in the 2014 Annual Report as the DABP value was based on an estimated vesting price of £14.14/$44.76. This has now been valued based on a fair market value of £15.60/$46.73; the closing share prices from the business day prior to the vesting date.

(2)	The Committee may in specific circumstances, and in line with stated principles, apply clawback/malus, as it determines appropriate. Following due consideration by the Committee, there has been no recovery of sums paid (clawback) or reduction of outstanding awards or vesting levels (malus) applied during 2015 in respect of any of the Executive Directors.

(3)	The difference in the 2015 and 2014 pension values for Dr Slaoui is due to movements in the interest rate assumption (IRA) used in the projection to age 65. The IRA had decreased from 2013 to 2014 but then increased slightly from 2014 to 2015.

104  GSK Annual Report 2015

Total remuneration

The following sections provide details of each element of ‘Total remuneration’, including how the Committee implemented the approved remuneration policy in 2015 and how it will be applied in 2016.

Comparator groups for pay and performance

The Committee uses two primary pay comparator groups when considering executive pay:

UK cross-industry comparator group	Global pharmaceutical comparator group

Anglo American	France	Sanofi

AstraZeneca	Switzerland	Novartis

BG Group		Roche Holdings

BHP Billiton	UK	AstraZeneca

BP	US	AbbVie*

British American Tobacco		Amgen*

Diageo		Bristol-Myers Squibb

Reckitt Benckiser		Eli Lilly

Rio Tinto		Johnson & Johnson

Royal Dutch Shell		Merck & Co

SAB Miller		Pfizer

Tesco

Unilever

Vodafone

*	Amgen and AbbVie are included for remuneration benchmarking, but are not included in the TSR comparator group.

The global pharmaceutical comparator group is also used as the basis for the TSR comparator group which features in our long-term incentive awards. The primary pay comparator group for each of the Executive Directors is shown in the table below:

Primary pay comparator group
Director	UK cross-industry	Global pharmaceutical
Sir Andrew Witty	✓
Simon Dingemans	✓
Dr Moncef Slaoui		✓

When reviewing the CEO’s remuneration, the Committee also references pay for a group of leading European companies whose selection is based on their size and complexity.

Summary of total remuneration competitive positioning for the CEO

Fixed pay (audited)

Salary

The table below sets out the base salaries of the Executive Directors over the last two years and for 2016.

	%			Base salary
	change	2016	2015	2014
Sir Andrew Witty	2.5%	£1,114,500	£1,087,300	£1,087,300
Simon Dingemans	2.5%	£735,600	£717,700	£717,700
Dr Moncef Slaoui	2.5%	$1,242,100	$1,211,800	$1,211,800

Benefits (audited)

The following table shows a breakdown of the grossed up cash value of the benefits received by the Executive Directors in 2015 and 2014.

	Sir Andrew Witty	Simon Dingemans	Dr Moncef Slaoui

2015 benefits	£000	£000	$000
Employee benefits(1)	26	29	216
Travel(2)	48	39	86
Other benefits(3)	36	14	243
Total 2015 benefits	110	82	545
2014 benefits
Employee benefits(1)	20	24	136
Travel(2)	42	42	105
Other benefits(3)	8	13	330
Total 2014 benefits	70	79	571

(1)	Employee benefits include all employee share plans, healthcare, car allowance, personal financial advice, and life assurance/death in service.

(2)	Travel expenses include car, travel and spouse/partner costs associated with accompanying the director on GSK business, which are deemed to be taxable benefits on the individual.

(3)	Other benefits comprise expenses incurred in the ordinary course of business, which are deemed to be taxable benefits on the individual and, as such, have been included in the table above. For Dr Slaoui, this includes UK accommodation of $225,806 in 2015 ($326,610 in 2014).

GSK Annual Report 2015 105

Annual report on remuneration continued

Pension (audited)

Pension arrangements
Sir Andrew Witty

Sir Andrew Witty is a member of the Glaxo Wellcome defined benefit pension plan, which has been closed to new entrants since 2001. The section of the plan that Sir Andrew is a member of provides for a normal retirement age of 60 and a maximum pension value of 2/3rds of pensionable salary. Since 1 April 2013, pensionable earnings increases have been limited to 2% per annum for all members, including Sir Andrew.

Simon Dingemans

Simon Dingemans is not a member of any GSK pension plan for pension contributions and instead receives a cash payment in lieu of pension of 20% of base salary in line with GSK’s defined contribution pension plan rates.

Simon Dingemans receives death in service and ill-health insurance that is provided as part of the pension plan. This has been included in his employee benefits on page 105.

Dr Moncef Slaoui

Dr Slaoui is a member of the Cash Balance Pension Plan and the Supplemental Cash Balance Pension Plan which provides for an Executive Pension Credit. GSK makes annual contributions to Dr Slaoui’s pension plans of 38% of his base salary. The plans provide a cash sum at retirement and the fund increases at an interest rate set annually in advance, based on the 30 year US Treasury bond rate. The plan has no entitlement to a spouse’s pension or to pension increases. He was an active member of the Belgium AG Insurance (ex-Fortis) Plan (Belgian Plan) until 31 May 2006 and has been a deferred member since. This plan is a defined benefit plan with a lump sum payable at a normal retirement age of 60. There are no further company contributions to this plan.

Dr Slaoui is also a member of the 401(k) plan open to all US employees and the ESSP, a savings scheme open to executives to accrue benefits above US government limits imposed on the 401(k) Plan. Contributions to both plans are invested in a range of funds. The combined contribution rate under the plans is up to 6% (2% core contributions plus a match of up to 4%) of total base salary and bonus, less any bonus deferred under the DABP.

The following table shows the breakdown of the pension values set out on page 104.

	Sir Andrew Witty		Simon Dingemans		Dr Moncef Slaoui
Pension remuneration values	2015 £000	2014 £000	2015 £000	2014 £000	2015 000	2014 000
UK defined benefit	472	703	–	–	–	–
US defined benefit	–	–	–	–	$1,191	$157
Belgian defined benefit	–	–	–	–	€51	€58
Employer cash contributions	–	–	144	144	$68	$131
Member contributions to defined benefit plans	(14)	(32)	–	–	–	–
Total pension remuneration value	458	671	144	144	$1,316	$365

a)	The pension remuneration figures have been calculated in accordance with the methodology set out in The Large and Medium-sized Companies and Group (Accounts and Reports) (Amendment) Regulations 2013 (Remuneration Regulations). In calculating the defined benefit pension values for 2015, the difference between the accrued pension as at 31 December 2015 and the accrued pension as at 31 December 2014 increased by inflation (1.2% for UK defined benefit, 0.5% for US defined benefit, 0.5% for Belgian defined benefit) has been multiplied by 20. Where this results in a negative value, this has been deemed to be zero. In calculating total values, amounts have been translated from Euros into US dollars using an exchange rate of 1.12 for 2015 and 1.33 for 2014.

b)	For Sir Andrew, further details regarding the 2015 pension values are set out in the table below.

	Sir Andrew Witty	Accrued pension as at 31 December 2015 (£ p.a.)	Accrued pension as at 31 December 2014 (£ p.a.)	Pension remuneration value for 2015 (£000)

	UK – Funded	71,648	70,810	–
	UK – Unfunded	644,459	613,521	472

	Total	716,107	684,331	472

	Sir Andrew joined GSK predecessor companies in 1991 and progressed through roles of increasing seniority within GSK until he was appointed CEO in May 2008. During this time, he built up pensionable service through the different tiers of the Glaxo Wellcome Pension Plan. His current pension entitlement is a product of his service and progression within GSK.

c)	For Dr Moncef Slaoui, further details regarding the 2015 pension values are set out in the table below.

	Dr Moncef Slaoui	Accrued pension as at 31 December 2015 (p.a.)	Accrued pension as at 31 December 2014 (p.a.)	Pension remuneration value for 2015 (000)

	US – Funded	$14,473	$12,310	$42
	US – Unfunded	$396,297	$337,157	$1,149
	Belgium – Funded	€91,000	€88,000	€51
	US – 401(k) & ESSP	–	–	$68

	Total			$1,316

	Dr Slaoui joined GSK predecessor companies in 1988 and he progressed through a number of senior roles within GSK until he was appointed Chairman, Research & Development in 2006 and then Chairman, Global Vaccines in 2014. During this time, he has built up pensionable service in the Belgian Plan, the Cash Balance and Supplemental Pension Plans. Annual employer cash contributions were made to the 401(k) Plan and ESSP. His current pension entitlement is a product of his service and progression within GSK. The difference in the 2015 and 2014 pension values is due to movements in the interest rate assumption (IRA) used in the projection to age 65. The IRA had decreased from 2013 to 2014 but then increased slightly from 2014 to 2015.

106  GSK Annual Report 2015

Pay for performance (audited)

Annual bonus

The majority of the annual bonus opportunity is based on a formal review of performance against stretching financial targets. This outcome is then adjusted to reflect individual performance by applying an individual performance multiplier (IPM).

The IPM is set by the Committee taking into account performance against individual objectives. The multiplier may be set between 0% and 150%. Generally, in a year when an Executive Director has performed strongly against all of his objectives, it would be expected that they would receive an IPM towards the top of that range.

For 2015, the annual bonus was based on the following financial measures and weightings.

2015 performance against targets	Core Group operating profit	Core Group PBIT	Vaccines performance
Weighting
Sir Andrew Witty	75%	25%	–
Simon Dingemans	75%	25%	–
Dr Moncef Slaoui	–	25%	75%
2015 performance
Target	£6,092 million	£5,885 million	£850 million
Outcome	£6,405 million	£6,224 million	£896 million

The core Group operating profit and core Group PBIT targets and outcomes for the purpose of annual bonuses differ from core Group operating profit and PBIT disclosed elsewhere in this Annual Report primarily because both the target and outcome numbers are calculated applying GSK budget exchange rates and not actual exchange rates. The core Group operating profit measure excludes corporate costs, but these costs are included in core Group PBIT.

The following table shows actual bonuses earned compared to opportunity for 2015 and 2014.

	2015 Base salary £/$000	Bonus opportunity		Total bonus		Bonus earned
Bonus		Target (% of salary)	Maximum (% of salary)	2015 (% of salary)	2014 (% of salary)	2015 £/$000	2014 £/$000

Sir Andrew Witty	£1,087	125%	200%	200%	84%	£2,175	£917

Simon Dingemans	£718	80%	180%	138%	62%	£989	£446

Dr Moncef Slaoui	$1,212	85%	200%	135%	91%	$1,632	$1,108

The table below sets out the matters which the Committee considered in respect of the financial measures and weightings set for the Executive Directors.

Financial performance
Core Group operating profit and core Group profit before interest and tax

Group turnover increased 6% CER on a reported basis to £23,923 million and 1% CER on a pro-forma basis. Core Group operating profit and core Group profit before interest and tax were ahead of targets set for 2015. Profits benefited from the acceleration in sales of new products together with cost savings released by the Group’s restructuring and integration programmes. Offsetting these benefits were declines in sales of Seretide/Advair, lower sales of Established Products and the investments made to support the new product launches. The short-term dilution of the Novartis transaction together with an adverse comparison to 2014, which included an SG&A credit, also impacted core operating profit in 2015. Excluding both of these, the core operating margin declined 0.2 percentage points.

Vaccines performance

Vaccines sales were £3,675 million, up 19% CER and up 3% on a pro-forma basis in 2015. The pro-forma growth was primarily driven by Bexsero sales in Europe and strong Rotarix, Fluarix/FluLaval and Boostrix sales in the US. Vaccines operating profit was £966 million, down 9% CER primarily reflecting inclusion of the cost base acquired from the former Novartis vaccines business. On a pro-forma basis, Vaccines operating profit was up 7%. Substantial progress was made on the integration of the acquired business in 2015. Initial restructuring and integration benefits helped to deliver an improvement of 0.8 percentage points in the pro-forma core operating margin of 26.4% on a CER basis in 2015.

GSK Annual Report 2015 107

Annual report on remuneration continued

Pay for performance continued

The table below sets out the matters which the Committee considered in respect of the individual objectives set for each Executive Director.

Personal performance
Sir Andrew Witty	Sir Andrew successfully delivered on a number of key strategic priorities for the Group including:

¡ Completing the highly complex Novartis transaction to create a Group of three world-leading businesses in Pharmaceuticals, Vaccines and Consumer Healthcare.

¡   Significant progress on integration of new businesses into Vaccines and Consumer Healthcare; integration ahead of schedule with £1 billion of incremental cost savings delivered for costs of £1.9 billion. On track to deliver £3 billion of annual savings by the end of 2017.

¡ Restructuring of the Pharmaceuticals business including commercial reorganisation in the US.

¡   Accelerating new product performance with sales of £2 billion in 2015 and revised expectation to achieve target of £6 billion in annual sales of new products by 2018, two years ahead of previous plan.

¡ Core EPS of 75.7p, ahead of financial guidance of high teens decline.

¡   Profiling innovative R&D portfolio of approximately 40 assets focused on Oncology, Immuno-Inflammation, Vaccines, Infectious, Respiratory and Rare diseases. Portfolio is expected to deliver multiple, significant milestones in the next 24 months.

¡ Worldwide implementation of business model changes covering sales force incentivisation and HCP interactions.

¡ Successful progress on delivery of responsible business commitments with notable advances in access to medicines and approval of new malaria vaccine.

¡   2015 ordinary dividend of 80p together with special dividend of 20p to be paid from the net proceeds of the Novartis transaction. Expectation to pay 80p full year ordinary dividend for 2016 and 2017.

Simon Dingemans	Mr Dingemans delivered strong financial leadership for the Group in 2015:

¡ Restructuring and integration ahead of schedule with £1 billion of incremental cost savings delivered for costs of £1.9 billion. On track to deliver £3 billion of annual savings by the end of 2017.

¡ Reduced net debt by £3.7 billion despite significant cash restructuring costs.

¡ 2015 core EPS of 75.7p, ahead of financial guidance of high teens decline.

¡ Effective core tax rate for the Group of 19.5%.

¡ Substantial progress made on deployment of new core business systems and supply chain improvements.

¡   2015 ordinary dividend of 80p together with special dividend of 20p to be paid from the net proceeds of the Novartis transaction. Expectation to pay 80p full year ordinary dividend for 2016 and 2017.

Dr Moncef Slaoui	Under Dr Slaoui’s leadership, the Vaccines business delivered strong performance against plan for 2015. Vaccines sales grew 19% to £3.7 billion with the business benefitting from sales of newly acquired products, primarily the meningitis portfolio (Menveo/Bexsero) in Europe and the US as well as strong sales growth from legacy GSK vaccines such as Fluarix/FluLaval, Rotarix and Boostrix in the US.

Dr Slaoui also delivered a number of strategic priorities:

¡ Following the completion of the Novartis transaction in March 2015, Dr Slaoui led the effective integration of the GSK and Novartis vaccines organisations.

¡ Accelerated commercialisation of the acquired portfolio, particularly the meningitis portfolio.

¡ Significant contribution to global public health agenda with extensive research and development progress on candidate vaccines for malaria and Ebola.

¡ Led successful vaccines R&D organisation; successes through the year included positive Phase III trial success for a candidate vaccine for Shingles.

108  GSK Annual Report 2015

Value earned from long-term incentives (LTIs)

2013 awards with a performance period ended 31 December 2015 (audited)

The Committee reviewed the performance of the PSP and DABP matching awards granted to Executive Directors against targets set in 2013. The performance achieved in the three years to 31 December 2015 and the vesting levels are set out in the table below.

The Committee previously provided estimates of vesting for 2013 awards in GSK’s 2013 and 2014 Annual Reports. Those estimates were based on performance achieved at that time and the following reflects performance achieved over the course of the whole performance period. In line with the Committee’s agreed principles for each measure, actual performance against targets was reviewed and adjustments made as appropriate to reflect the impact of the Novartis transaction on the business and to ensure that the vesting outcome reflected genuine underlying business performance.

Performance measures and relative weighting				Vesting
	Performance update			% of maximum	% of award
R&D new product performance (25%)	The R&D new product performance measure was based on an aggregate three-year revenue target for New Product sales. New Products are defined as products launched in the performance period and the two preceding years. Therefore products launched in the years 2011 to 2015 were included. Aggregate sales for the period were £6.19 billion.			82%	20.5%

The vesting schedule is shown below with straight-line vesting between these points. This vesting schedule has been adjusted to exclude the impact of the Novartis transactions, i.e. revenues from divested Oncology products were removed from the target and outcome for 2015 in determining performance. One acquired Vaccines product, Bexsero, was judged to meet the condition of a ‘new product’ and has therefore been included in the target and outturn.

		Target	% vesting
	Maximum	£6.61bn	100%
		£6.01bn	75%
		£5.71bn	50%
	Threshold	£5.41bn	25%
Business diversification performance (25%)	The target originally set for this element at the time of grant was based on aggregate revenues from Vaccines, Consumer Healthcare and Emerging Markets, and Japan with the purpose of incentivising and rewarding the growth of a globally diversified business.			69%	17.25%

The Remuneration Committee determined that the original target was not sustainable in light of the transformational three-part transaction with Novartis. The Committee therefore reviewed both the original target and performance in light of the additional sales from the acquired Vaccines business and the Consumer Healthcare joint venture, and overall progress made towards the strategic goal of diversification. The Committee noted several strong performances from business initiatives over the period including in relation to Fluarix/Flulaval following the launch of the Quadrivalent formulation, strong Emerging Market sales from products such as Synflorix and Rotarix, progress in Japan in transitioning the respiratory portfolio to the new Ellipta portfolio, and the successful OTC switch of Flonase in Consumer Healthcare. All of these factors have supported the Group’s ambition of creating a long-term business with global scale and reduced exposure to risk and volatility, consistent with the strategic targets identified at the start of the performance period.

It was subsequently determined that in light of the progress made during the performance period, vesting for this element should be between threshold and maximum and that 69% of this element of the award should vest.

Adjusted free cash flow performance (25%)	The Adjusted Free Cash Flow (AFCF) vesting schedule which was disclosed at the time of grant had a vesting threshold of £14.06 billion, and maximum vesting for achieving £16.66 billion. During 2015, the Committee reviewed the target and vesting schedule in light of the completion of the Novartis transaction and determined that it should be adjusted to reflect the impact of the transactions and other restructuring. The adjusted vesting schedule is:			0%	0%
		Target	% vesting
	Maximum	£13.88bn	100%
		£13.28bn	75%
		£12.07bn	50%
	Threshold	£11.71bn	25%

AFCF for the three years was £11.08 billion which, in line with the Committee’s agreed principles, included adjustments for a number of material distorting items, including legal settlements, exchange rate movements and special pension contributions. The threshold level of performance was not met and this element therefore lapsed.

Relative TSR performance (25%)	GSK’s TSR rank position was 10th in the comparator group of ten pharmaceutical companies (GSK and nine other companies) and this element therefore lapsed. The vesting schedule and comparator group is as set out for the 2016 awards on page 112. No adjustments were made to reflect the Novartis transaction.			0%	0%
Total vesting in respect of 2013 awards					37.75%

GSK Annual Report 2015 109

Annual report on remuneration continued

Update on performance of ongoing LTI awards

The Committee also reviewed the performance of the PSP and DABP matching awards granted to Executive Directors in 2014 and 2015. The following tables provide an estimate of vesting taking into account performance to date. Actual vesting levels will only be determined based on performance over the full three-year performance periods. The indications below should therefore not be regarded as predictions of the final vesting levels.

In line with the Committee’s agreed principles for each measure, these estimates of vesting include adjustments that will be required to reflect the impact of the Novartis transaction on the business and to ensure that the outcome reflects genuine underlying business performance. Further details on any adjustments made will be provided at the time of vesting.

2014 awards with a performance period ending 31 December 2016

Performance measures and relative weighting	Performance targets and performance achieved
R&D new product performance (1/3rd)

R&D new product sales performance measures aggregate three-year sales for new products launched in the three-year performance period and preceding two years, i.e. 2012-16. Threshold performance results in 25% vesting and maximum performance (122% of threshold) results in 100% vesting. There were strong sales of new products in the two years ending 31 December 2015. Based on aggregate sales of new products for the two years, and based on performance measure definitions, vesting is currently estimated to be around maximum.

Adjusted free cash flow performance (1/3rd)

The Adjusted Free Cash Flow (AFCF) vesting schedule which was disclosed at the time of grant had a vesting threshold of £13.68 billion, and maximum vesting for achieving £16.22 billion. During 2015, the Committee reviewed the target and vesting schedule in light of the completion of the Novartis transaction and determined that it should be adjusted to reflect the impact of the transactions and other restructuring.

The adjusted vesting schedule is: 25% (threshold) of the award vests for achieving AFCF of £10.92 billion, 50% for achieving £11.26 billion, 75% for achieving £12.38 billion and 100% (maximum) for achieving £12.95 billion, with straight-line vesting between these points. Based on AFCF for the two years ending 31 December 2015, and on performance measure definitions, vesting is currently estimated to be below threshold.

Relative TSR performance (1/3rd)

For the period 1 January 2014 to 31 December 2015, GSK’s TSR rank position was 10th in the comparator group of ten pharmaceutical companies (GSK and nine other companies). The vesting schedule and comparator group are as set out for the 2016 awards on page 112. If the ranking position remains at this level, vesting would be below threshold.

Current estimate of potential total vesting for 2014 awards	Between 25% and 50% vesting
2015 awards with a performance period ending 31 December 2017

Performance measures and relative weighting	Performance update
R&D new product performance (1/3rd)

R&D new product sales performance measures aggregate three-year sales for new products launched in the three-year performance period and preceding two years, i.e. 2013-17. Threshold performance results in 25% vesting and maximum performance (122% of threshold) results in 100% vesting. There were strong sales of new products in the year ending 31 December 2015. Based on aggregate sales of new products for the year, and based on performance measure definitions, vesting is currently estimated to be around maximum.

Adjusted free cash flow performance (1/3rd)

The Adjusted Free Cash Flow (AFCF) vesting schedule for the 2015 awards was determined following the completion of the Novartis transaction and disclosed via an announcement to the Stock Exchange in July 2015.

In order to fully assess disciplined use of restructuring funds over the period 2015-2017, the Committee added back planned restructuring costs for the period of £3.3 billion which are being separately funded from retained divestment proceeds. In order to incentivise management to deliver the restructuring at or below those planned costs, any overspend or underspend versus the £3.3 billion will then translate into an adjustment in determining adjusted free cash flow performance relative to target.

The vesting schedule for this award is: 25% (threshold) of the award vests for achieving AFCF of £11.5 billion, 50% for achieving £11.9 billion, 75% for achieving £13.0 billion and 100% (maximum) for achieving £13.6 billion, with straight-line vesting between these points. Based on AFCF for the year, and on performance measure definitions, vesting is currently estimated to be between threshold and maximum.

Relative TSR performance (1/3rd)

For the period 1 January 2015 to 31 December 2015, GSK’s TSR rank position was 10th in the comparator group of ten pharmaceutical companies (GSK and nine other companies). The vesting schedule and comparator group are as set out for the 2016 awards on page 112. If the ranking position remains at this level, vesting would be below threshold.

Current estimate of potential total vesting for 2015 awards	Between 50% and 75% vesting

110  GSK Annual Report 2015

Executive director remuneration in 2016 (audited)

Salary

For 2016, the average salary increase budget for employees below the level of the CET will be approximately 2.5% in both the UK and the US. The Committee decided to increase Executive Directors’ salaries by 2.5% for 2016.

Benefits

No significant changes to the provision of benefits are proposed for 2016. For full details of the policy in relation to benefits, please refer to the 2014 remuneration policy on www.gsk.com in the Investors section.

2016 operation of annual bonus plan

No changes are proposed to the operation of the annual bonus plan for 2016. Inevitably, targets linked directly to the financial and strategic plan are commercially sensitive and the Committee does not consider it appropriate to disclose annual bonus targets during the year as it may result in competitive harm. However, details of performance achieved will be disclosed in the 2016 Annual Report.

2016 long-term incentive awards

The levels of participation in the Deferred Annual Bonus Plan (DABP) in respect of 2014 and 2015 for the Executive Directors are shown in the table below, together with the maximum matching awards granted in 2016 in respect of the deferrals of 2015 bonuses.

The table below shows Performance Share Plan (PSP) award levels for 2015 and 2016 for each Executive Director. DABP matching awards and PSP awards are both subject to performance and continued employment.

	DABP matching awards			PSP awards
	2016	2015	2014	2016	2016	2015
	Matching award	% of total bonus deferred into shares or ADS		Award	Award level as % of base salary	Award level as % of base salary
Sir Andrew Witty	40,003 shares	25%	50%	492,052 shares	600%	600%
Simon Dingemans	36,381 shares	50%	50%	216,512 shares	400%	400%
Dr Moncef Slaoui	20,854 ADSs	50%	50%	158,714 ADSs	500%	500%

Performance targets for 2016 awards

The 2016 performance targets and vesting schedules are set out in the table on page 112. Measures linked directly to strategy are commercially sensitive. In particular, the Committee does not consider it appropriate to disclose the target range for R&D new product performance at grant, as it may result in competitive harm. However, the target range will be disclosed in full in GSK’s 2018 Annual Report at the end of the performance period, together with details of the extent to which targets have been met. The Committee will provide updates on estimated vesting against targets during the performance period.

GSK Annual Report 2015 111

Annual report on remuneration continued

Executive director remuneration in 2016 continued

2016 awards with a performance period ending 31 December 2018

Performance measures and relative weighting	Link to strategy	Vesting schedule
R&D new product performance (1/3rd)

Recognises importance of R&D to future business growth. This revenue target is based on new product sales to incentivise better R&D performance and commercialisation. New products are defined as products launched in the performance period and the two preceding years. Therefore, for the 2016-2018 performance period, products launched in the years 2014-2018 will be included in the target.

		Maximum Threshold		Performance (% of threshold) 122% 100%	% vesting 100% 25%
Adjusted free cash flow performance (1/3rd)

The use of cash flow as a performance measure is intended to recognise the importance of effective working capital management and of generating cash to fund the Group’s operations, investments, and ordinary dividends to shareholders. The free cash flow target represents the operating profit of the business adjusted for non-cash items after deducting the cost or benefit of working capital, capital expenditure and taxation, and after adding back planned restructuring costs for the period of £2.3 billion which are being separately funded from retained divestment proceeds. In order to incentivise management to deliver the restructuring at or below those planned costs, any overspend or underspend versus the £2.3 billion will then translate into an adjustment in determining adjusted free cash flow performance relative to target.

The adjustments to free cash flow, used to set the target for the purpose of the performance measure, include legal settlements, special pension contributions, foreign exchange, divestments and acquisitions. The measure post-adjustment is the “adjusted free cash flow”.

		Maximum Threshold	<	Adjusted free cash flow £13.8 billion £13.2 billion £12.0 billion £11.6 billion £11.6 billion	% vesting 100% 75% 50% 25% 0%

Relative TSR performance (1/3rd)

Focuses on the delivery of value to shareholders.

Relative TSR using a comparator group comprising GSK and nine other global pharmaceutical companies. Relative TSR is measured over three years, using a twelve-month averaging period. TSR is measured in local currency.

		Maximum Threshold[2]		TSR ranking within comparator group[1] 1st, 2nd, 3rd 4th 5th Median 6th to 10th	% vesting 100% 72% 44% 30% 0%

[1]  TSR comparator group: AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GSK, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings and Sanofi.

[2]  The vesting schedule is based on delivering 30% vesting for median performance. In a comparator group of ten companies, median falls between two companies. Threshold vesting is therefore for achieving above median performance.

112  GSK Annual Report 2015

Other remuneration and performance disclosures

CEO Remuneration table

	2015 £000	2014 £000	2013 £000	2012 £000	2011 £000	2010 £000	2009 £000

Single figure of remuneration	6,661	3,902	7,207	4,386	6,807	4,562	5,790

Annual bonus award(1) (% of maximum)	100%	42%	88%	44%	100%	59%	100%

Vesting of LTI awards (% of maximum)	37.75%	13.5%	31%	24%	70%	(2)35%	(2)35%

(1)	2009 and 2010 bonus amounts include amounts paid under the Operational Efficiency Bonus in place for those years. The overall maximum bonus receivable was still subject to a limit of 200% of base salary.

(2)	In respect of the 2007 and 2008 PSP awards. Sir Andrew also had outstanding awards over 195,500 and 525,000 share options, granted in 2007 and 2008 respectively, which lapsed in full. These have not been included in the total vesting percentage due to the distorting effect of aggregating conditional shares and share options.

Performance graph and table

The following graph sets out the performance of the company relative to the FTSE 100 index, and to the pharmaceutical performance comparator group for the seven-year period to 31 December 2015. The graph has been prepared in accordance with the Remuneration Regulations and is not an indication of the likely vesting of awards granted under any of the company’s incentive plans. These indices were selected for comparison purposes as they reflect both the index of which GSK is a constituent and the industry in which it operates.

Historical vesting for GSK’s LTIs

The following table shows historical vesting levels under the company’s long-term incentive plans (Deferred Annual Bonus Plan matching awards, Performance Share Plan and Share Option Plan) in respect of awards made to executives since 2007.

	Deferred Annual Bonus Plan		Performance Share Plan					Share Option Plan
Year of grant	Performance period	Total vesting %	Vesting under TSR %	Vesting under adjusted free cash flow %	Vesting under R&D new product %	Vesting under business diversification %	Total vesting %	Vesting under EPS %
2007	2007–2009	n/a	35	n/a	n/a	n/a	35	0
2008	2008–2010	n/a	35	n/a	n/a	n/a	35	0
2009	2009–2011/12	n/a	9	40	n/a	n/a	49	0
2010	2010–2012/13	30	9	16	n/a	n/a	25	n/a
2011	2011–2013	40	0	13	16	11	40	n/a
2012	2012–2014	13.5	0	0	6.75	6.75	13.5	n/a
2013	2013–2015	37.75	0	0	20.5	17.25	37.75	n/a

For the DABP, the 2010 awards were subject wholly to TSR performance and from 2011 awards were subject to the same performance measures as PSP awards.

Malus and clawback policy

The company’s policy on malus and clawback is set out in the company’s Remuneration policy report which is available at www.gsk.com in the Investors section. The Committee has jurisdiction on malus and clawback in respect of the executives. In the event of a ‘triggering’ event (e.g. significant misconduct by way of violation of regulation, law or significant GSK policy, such as the Code of Conduct), the company will have the ability to claw back up to three years’ annual and deferred bonuses as well as vested and unvested LTIs. The Recoupment Committee exercises this authority for the wider employee base. It is comprised of senior executives with relevant oversight and appropriate experience, including the Senior Vice President, Global Ethics and Compliance, and the Senior Vice President & General Counsel.

From 1 January 2015, in respect of each financial year, the Committee discloses whether it (or the Recoupment Committee) has exercised clawback or malus.

Disclosure will only be made when the matter has been the subject of public reports of misconduct, where it has been fully resolved, where it is legally permissible to disclose and where it can be made without unduly prejudicing the company and therefore shareholders. In line with these disclosure guidelines, neither the Committee (nor the Recoupment Committee) has exercised malus or clawback during 2015.

The Committee has determined that the release of some shares under the LTI plans may be delayed in the case of leavers, to reinforce the implementation of the malus and clawback policy. Also, in the case of deferred bonus awards under the DABP granted to executives who then retire or are made redundant, the vesting of those awards will normally be delayed so that they vest on their original timescales rather than vesting earlier at the end of the year in which the termination date falls.

GSK Annual Report 2015 113

Annual report on remuneration continued

Other remuneration and performance disclosures continued

Other all-employee share plans

The Executive Directors participate in various all-employee share plans, including ShareSave and ShareReward. The ShareSave Plan is an HM Revenue & Customs approved plan open to all UK employees. Participants may save up to £250 a month from their net salaries for a fixed term of three years and at the end of the savings period they have the option to buy GSK shares at a discount of up to 20% of the market price set at the launch of each savings contract. Sir Andrew Witty and Simon Dingemans each contribute the maximum of £250 a month into the ShareSave Plan.

The ShareReward Plan is an HM Revenue & Customs approved plan open to all UK employees on the same terms. Participants contribute up to £125 a month from their gross salaries to purchase GSK shares and the company matches the number of GSK shares bought each month under this arrangement. Sir Andrew Witty and Simon Dingemans each contribute the maximum of £125 a month to buy shares under the ShareReward Plan.

Dilution limits

All awards are made under plans which incorporate dilution limits consistent with the guidelines published by the Investment Association, which was formed following the merger of the IMA and the ABI. These limits are 10% in any rolling ten year period for all plans and 5% in any rolling ten year period for executive share plans. Estimated dilution from existing awards made over the last ten years up to 31 December 2015 is as follows:

Relative importance of spend on pay

The table shows the percentage changes in the Group’s dividends paid to shareholders, share buy-back and total employee pay.

	2015 £m	2014 £m	% change
Total employee pay	8,030	7,520	7
Dividends	3,874	3,843	1
Share buyback	–	238	(100)

The figures in the table above are as set out on pages 141 and 155. Dividends declared in respect of 2015 were £3,871 million (2014 – £3,865 million), i.e. an increase of 1%. Given the impact of the sustained strength of Sterling on free cash flow, the company suspended its share repurchase programme during 2014. Following the completion of the Novartis transaction, GSK will return approximately £1 billion of the net proceeds by way of a special dividend payable at the same time as the 2015 Q4 dividend. The special dividend is not included in the above amounts. The company does not expect to make any ordinary share repurchases in 2016.

Total employee pay is based on 101,192 employees, the average number of people employed during 2015 (2014 – 98,702).

Percentage change in remuneration of CEO

	Sir Andrew Witty		UK Employees
	2015 £000	% change	% change

Salary	1,087	0%	1%

Benefits	110	57%	0%

Annual bonus	2,175	137%	38%

This reflects salary earned in, benefits received in and annual bonus earned in respect of 2015 compared with 2014. For the wider UK employee population, the salary increase includes the annual salary review as well as any additional changes in the year, e.g. on promotion. The increase in benefits for the CEO is not as a result of a change to his benefit arrangements. UK employee benefits are unchanged on the previous year as there have been no changes to our benefit policies or levels. It does not reflect any changes to the level of benefits an individual may have received as a result of a change in role, e.g. promotion. The UK population was considered to be the most relevant comparison as it most closely reflects the economic environment encountered by the CEO.

External appointments for Executive Directors

The Board encourages Executive Directors to hold one external directorship each once they have become established in their roles, to broaden their experience and development, and help increase the pool of Non-Executive Director candidates. Any outside appointments are considered by the Nominations Committee to ensure they would not cause a conflict of interest and are then approved by the Chairman on behalf of the Board. It is the company’s policy that remuneration earned from such appointments may be kept by the individual Executive Director.

During 2015, Dr Moncef Slaoui did not receive any fees in relation to his membership of the Qatar Biomedical Research Institute Scientific Advisory Committee, as no meetings took place in the period. He earned a $400 honorarium for attending a board meeting of the Advisory Committee to the Director of National Institute of Health. There are no other external appointments for which he receives any remuneration. During 2015, Sir Andrew Witty and Simon Dingemans did not hold any external appointments for which they were remunerated.

Service contracts

The table below sets out the relevant dates of the current Executive Directors’ service contracts, which are available for review at the company’s registered office during office hours.

	Date of contract	Effective date	Expiry date	Notes
Sir Andrew Witty	18.06.08	22.05.08	31.08.24	Contract amended in 2010 to remove entitlement to bonus on termination
Simon Dingemans	08.09.10	04.01.11	30.04.28
Dr Moncef Slaoui	21.12.10	21.12.10	01.08.19	Contract replaced in 2010, principally to remove entitlement to bonus on termination

Payments to past directors during 2015 (audited)

There were no payments to past directors during 2015.

Payments for loss of office during 2015 (audited)

There were no payments for loss of office to directors during 2015.

114  GSK Annual Report 2015

Overview of 2015 total pay

Summary of 2015 remuneration

The following shows a breakdown of total remuneration paid to Executive Directors in respect of 2014 and 2015.

2015 annual bonus and 2013 LTI awards – summary of outcomes

The charts below illustrate:

▪	annual bonus outcomes for the financial year ending 31 December 2015; and

▪	vesting levels of the PSP and DABP matching awards that were granted to the Executive Directors in 2013 with performance periods ending 31 December 2015. These awards were based on four equally weighted performance measures (R&D new product performance, adjusted free cash flow, relative TSR and business diversification).

Executive Directors’ shareholdings (audited)

To align the interests of Executive Directors with those of shareholders, they are required to build and maintain significant holdings of shares in GSK over time. Executive Directors are required to continue to satisfy these shareholding requirements for a minimum of 12 months following retirement from the company.

Current share ownership requirements (SOR) are as follows:

Share ownership requirement

CEO	4x base salary
Other Executive Directors	3x base salary
Other CET members	2x base salary

Current shareholdings are illustrated in the chart opposite.

GSK Annual Report 2015 115

Annual report on remuneration continued

Remuneration governance

The Remuneration Committee

Remuneration Committee Chairman Urs Rohner joined the Board and was appointed to the Committee on 1 January 2015. He was appointed Committee Chairman with effect from 8 May 2015, following the retirement of Tom de Swaan as Committee Chairman and Non-Executive Director on 7 May 2015.

Role of the Committee

The role of the Committee is to set the company’s remuneration policy so that GSK is able to recruit, retain and motivate its executives. The remuneration policy is regularly reviewed to ensure that it is consistent with the company’s scale and scope of operations, supports the business strategy and growth plans and helps drive the creation of shareholder value.

Terms of reference

The Committee’s full terms of reference are available on the company’s website. The terms of reference, which are reviewed at least annually, were last revised in January 2016 to reflect best practice and corporate governance developments.

Governance

The Board considers all of the members of the Committee to be independent Non-Executive Directors in accordance with the UK Corporate Governance Code.

The Committee met six times in scheduled meetings during 2015, with each member attending as follows:

Members	Committee member since	Attendance at full meetings during 2015
Urs Rohner (Chairman from 7 May 2015)	1 January 2015	6/6
Vindi Banga	1 January 2016	0/0
Dr Stephanie Burns	1 May 2013	6/6
Judy Lewent	1 January 2013	6/6
Sir Deryck Maughan	1 July 2012	5/6
Hans Wijers	10 October 2013	5/6
Sir Christopher Gent*	1 January 2007	3/3
Tom de Swaan* (Chairman to 7 May 2015)	20 May 2009	3/3

*Sir Christopher Gent and Tom de Swaan retired from the Board on 7 May 2015.

In addition to the six scheduled meetings, the Committee met on a quorate basis on three occasions to approve the formal grant of long-term incentive awards to employees below the CET, and address other LTI administrative matters.

Committee meetings usually include a closed session, during which only members of the Committee are present. Other individuals may also be invited to attend Committee meetings during the year. Executives and other Committee attendees are not involved in any decisions, and are not present at any discussions regarding their own remuneration.

The Company Secretary is Secretary to the Committee and attends all meetings. Other attendees at Committee include:

Attendee	Regular attendee	Attends as required
CEO		✓
CFO		✓
Head of Human Resources		✓
Head of Reward	✓
Committee Adviser – Deloitte LLP		✓

Adviser to the Committee

The Committee has access to external advice as required. The Committee carried out a formal review of the independent advisers to the Committee in 2013. As a result of this review, the Committee reappointed Deloitte LLP to provide it with independent advice on executive remuneration. The Committee Chairman agrees the protocols under which Deloitte provides advice and the Committee is satisfied that the advice they have received from Deloitte has been objective and independent.

Deloitte is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK. The code of conduct can be found at www.remunerationconsultantsgroup.com.

Deloitte provided independent commentary on matters under consideration by the Committee and updates on market practice and legislative requirements. Deloitte’s fees for advice provided to the Committee in 2015 were £138,130. Fees were charged on a time and materials basis. Deloitte LLP also provided other consulting, tax and assurance services to GSK during the year. However, the Committee is satisfied that this does not compromise the independence of the advice they have received from Deloitte.

Willis Towers Watson provided additional market data to the Committee.

Shareholder votes on remuneration matters

2015 AGM	Total votes cast (billion)	Total votes for (%)	Total votes against (%)	Votes withheld (million)
Remuneration report	3.5	98.03	1.97	205

2014 AGM	Total votes cast (billion)	Total votes for (%)	Total votes against (%)	Votes withheld (million)
Remuneration report	3.4	98.5	1.5	171
Remuneration policy	3.5	97.4	2.6	100

Consideration of shareholder views

The Committee engages in regular dialogue with shareholders and holds annual meetings with GSK’s largest investors to discuss and take feedback on its remuneration policy and governance matters.

The annual meetings were held in November 2015, at which Urs Rohner, Committee Chairman, shared updates on remuneration matters in the last 12 months and proposals for 2016 onwards. In particular this covered proposed enhanced annual bonus disclosures for inclusion in the 2015 Annual Report. In addition, investors’ initial views were sought on the future development of the approved Remuneration Policy in advance of the anticipated submission by the company of a binding shareholder resolution to approve a new Remuneration Policy at the 2017 AGM.

Committee evaluation

The Committee’s annual evaluation was internally facilitated by the Company Secretary, and supplemented by a questionnaire circulated to Committee members on behalf of the Committee Chairman. It was concluded that the Committee continued to operate effectively. In terms of enhancements to the Committee’s deliberations it was agreed that the Committee would focus its attention during 2016 on reviewing the company’s Remuneration Policy.

116 GSK Annual Report 2015

Remuneration governance continued

Principal activities and matters addressed during 2015

Remuneration
Month	Overall	Items specific to: Annual bonus and LTIs	Governance and other matters
January	¡ Approve CET salary increase recommendations

¡   Review and approve R&D Annual bonus target metric

¡   Review and approve executives’ 2014 bonuses

¡   Set CEO 2015 bonus objectives

¡   Update on Deferred Annual Bonus Plan Rules

¡   Update on LTI performance for 2012 LTI awards (2012-2014)

¡ Review draft 2014 Remuneration report ¡ Review shareholder feedback from annual investor meetings ¡ Review Committee external evaluation report
February	¡ Receive update on remuneration related implications of the Novartis transaction

¡   Review LTI performance outcomes and approve vesting of 2012 LTI awards (2012-2014) for CET and below CET

¡   Review and approve 2015-2017 LTI grants for CET and below

¡   Grant interim Share Value Plan awards (below CET)

¡ Review 2014 Remuneration report
March	¡ Remuneration environment update	¡ Update on Performance Share Plan for employees below CET ¡ Grant awards to certain eligible former Novartis employees	¡ Update on remuneration considerations for 2015
July	¡ Review of CEO and CFO pay competitiveness ¡ Review of remuneration benchmark comparator groups	¡ Approve adjusted free cash flow target for 2015 awards following completion of the Novartis transaction

¡   Review AGM and remuneration report feedback, the external remuneration environment and performance target disclosures for incentive plans

¡   Approve Committee evaluation process

¡   Review Chairman fees

¡  Environmental update

August		¡ Grant interim and main Share Value Plan awards (below CET)
October	¡ Consider remuneration report disclosures for 2015 ¡ Update on CEO, CFO and CET remuneration competitiveness ¡ Draft plan for review of remuneration policy for 2017 AGM	¡ Update on LTI vesting for 2013 awards (2013-2015) ¡ Review adjustment principles for LTI measures in respect of the Novartis transaction	¡ Update on remuneration report disclosures ¡ Preparation for annual investor meetings
November	Annual meeting with investors
December	¡ Annual CET benchmarking and competitiveness review ¡ Approve Executive Director salary increases for 2016	¡ Grant awards to certain eligible former Novartis employees	¡ Review Investment Association Principles of Remuneration ¡ Update on remuneration report disclosures ¡ Review shareholder feedback from annual investor meetings

GSK Annual Report 2015 117

Annual report on remuneration continued

Non-Executive Directors fees

Chairman and other Non-Executive Directors

The company aims to provide the Chairman and other Non-Executive Directors with fees that are competitive with those paid by other companies of equivalent size and complexity, subject to the limits contained in GSK’s Articles of Association.

Chairman’s fees

Chairman Sir Philip Hampton was appointed a Non-Executive Director on 1 January 2015, and received the standard annual fee for a Non-Executive Director of £85,000, until 1 April 2015, he then received fees of £350,000 per annum as Deputy Chairman. Since his appointment as Chairman at the conclusion of the AGM on 7 May 2015, his fees increased to £700,000 per annum. He has elected to take 25% of his fees as GSK shares.

Non-Executive Director fees

Non-Executive Director fees were last increased in January 2013. There were no increases to the supplemental fees. A minimum of 25% of fees will continue to be delivered as shares deferred until the Non-Executive Director steps down from the Board.

The Non-Executive Directors’ fees applying since 1 January 2013 are set out below:

Per annum
Standard annual fee	£85,000
Supplemental fees
Chairman of the Audit & Risk Committee	£80,000
Senior Independent Director and Scientific/Medical Experts	£30,000
Chairmen of the Remuneration and Corporate Responsibility Committees	£20,000
Non-Executive Director undertaking intercontinental travel to meetings	£7,500 per meeting

Letters of appointment

The terms of engagement of the Non-Executive Directors are set out in letters of appointment which are available for inspection at the company’s registered office and at the AGM. For each Non-Executive Director, his or her initial appointment and any subsequent re-appointment are subject to election and, thereafter, periodic re-election by shareholders.

The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated.

The following table shows the date of the initial letter of appointment of each Non-Executive Director:

Non-Executive Director	Date of letter of appointment
Sir Philip Hampton	25 September 2014
Professor Sir Roy Anderson	28 September 2007
Vindi Banga	5 May 2015
Dr Stephanie Burns	12 February 2007
Stacey Cartwright	3 March 2011
Lynn Elsenhans	3 May 2012
Dr Jesse Goodman	23 December 2015
Judy Lewent	3 March 2011
Sir Deryck Maughan	26 May 2004
Dr Daniel Podolsky	3 July 2006
Urs Rohner	3 October 2014
Hans Wijers	29 January 2013

The table below (audited) sets out the value of fees and benefits received by the Non-Executive Directors in the form of cash and shares or ADS. Further details of the Non-Executive Directors’ share allocation plan are set out on page 119.

Non-Executive Directors’ emoluments (000) (audited)	2015				2014
	Fees				Fees
	Cash	Shares/ADS	Benefits	Total	Cash	Shares/ADS	Benefits	Total
Professor Sir Roy Anderson	£98	£32	£10	£140	£98	£32	£11	£141
Vindi Banga	–	£28	£1	£29	–	–	–	–
Dr Stephanie Burns	$91	$91	$77	$259	$105	$105	$134	$344
Stacey Cartwright	£75	£25	£7	£107	£75	£25	£6	£106
Lynn Elsenhans	£14	£122	£63	£199	£13	£110	£90	£213
Sir Christopher Gent	£187	£63	£72	£322	£460	£250	£67	£777
Sir Philip Hampton	£389	£130	£3	£522	–	–	–	–
Judy Lewent	$249	$83	$171	$503	$255	$85	$262	$602
Sir Deryck Maughan	–	$241	$146	$387	–	$247	$149	$396
Dr Daniel Podolsky	$60	$181	$155	$396	$65	$194	$220	$479
Urs Rohner	£85	£28	£19	£132	–	–	–	–
Tom de Swaan	£38	£7	£24	£69	£84	£28	£30	£142
Jing Ulrich	$92	$14	$35	$141	$167	$56	$190	$413
Hans Wijers	£75	£25	£16	£116	£75	£25	£19	£119
Sir Robert Wilson	–	–	–	–	£22	£23	£10	£55

a)	Benefits primarily consist of travel and subsistence costs incurred in the normal course of business, in relation to meetings on Board and Committee matters and other GSK-hosted events which are considered to be taxable. For overseas-based Non-Executive Directors, this includes travel to meetings in the UK.

b)	Non-Executive Directors fees that are paid other than in GBP are converted using an exchange rate that is set annually based on the average rate for the last quarter of the year prior to payment. The rate is reviewed if it moves significantly during the year.

c)	Sir Philip Hampton and Urs Rohner joined the Board from 1 January 2015. Vindi Banga joined the Board from 1 September 2015.

d)	Sir Christopher Gent, Tom de Swaan and Jing Ulrich all retired from the Board on 7 May 2015. Sir Robert Wilson retired from the Board on 7 May 2014.

e)	Sir Christopher Gent’s benefits number includes £3,012 travel and hospitality costs incurred whilst attending GSK hosted events as previously agreed at the request of the company, after he retired on 7 May 2015.

118  GSK Annual Report 2015

Directors’ interests in shares (audited)

The interests of the Directors of the company in office at 31 December 2015 and their connected persons are shown in the tables below.

				Total share plan interests as at 31 December 2015
	Total directors’ interests as at			Shares/ADS		Options
	10 March 2016	31 December 2015	1 January 2015	(a)Unvested and not subject to performance	Unvested and subject to performance	(a)Unvested and not subject to performance	Unvested and subject to performance	Vested but not exercised	Exercised in the year
Executive Directors
Shares
Sir Andrew Witty(b,c,d,f,g,i)	1,050,062	859,350	760,988	18,174	1,390,416	131,195	130,307	89,993	66,529
Simon Dingemans(b,c,d,f,i)	267,899	179,527	157,208	–	611,834	50,449	49,729	–	39,150
Dr Moncef Slaoui(g)	28,464	28,300	27,657	–	–	–	–	68,520	–
ADS
Dr Moncef Slaoui(c,d,e,h)	286,300	234,270	196,133	80,057	471,769	–	–	4,235	–

						Share allocation plan for Non-Executive Directors
	Total directors’ interests as at			Shares/ADS		Number of shares or ADS
	10 March 2016	31 December 2015 or date of resignation	1 January 2015 or date of appointment		31 December 2015	Paid out	Dividends reinvested	Allocated & elected	31 December 2014
Non-Executive Directors
Shares (j)
Professor Sir Roy Anderson	23,969	23,969	20,424		23,969	–	1,182	2,363	20,424
Vindi Banga	37,303	37,303	35,200		2,103	–	–	2,103	–
Dr Stephanie Burns	44	44	44		–	–	–	–	–
Stacey Cartwright	8,469	8,469	6,286		8,347	–	364	1,818	6,165
Sir Christopher Gent(k)	–	136,566	132,575		–	(136,566)	–	3,991	132,575
Sir Philip Hampton	16,696	16,696	6,918		9,778	–	47	9,731	–
Urs Rohner	2,080	2,080	–		2,080	–	17	2,063	–
Tom de Swaan(k)	–	27,750	27,331		–	(27,750)	–	419	27,331
Hans Wijers	4,845	4,845	2,852		4,845	–	175	1,818	2,852
ADS(j)
Dr Stephanie Burns	20,584	20,584	17,355		20,520	–	1,036	2,194	17,290
Lynn Elsenhans	14,839	14,839	9,657		13,839	–	543	4,639	8,657
Judy Lewent	17,636	17,636	15,332		7,469	–	321	1,982	5,166
Sir Deryck Maughan	51,937	51,937	43,537		51,937	–	2,621	5,779	43,537
Dr Daniel Podolsky	37,745	37,745	31,515		37,745	–	1,896	4,334	31,515
Jing Ulrich(k)	–	3,363	3,056		–	(3,025)	–	307	2,718

a)	Unvested shares and ADS and unvested options held by Executive Directors which are not subject to performance reflect bonus deferrals under the DABP, ShareSave and Share Value Plan (SVP) awards.

b)	Total directors’ interests as at 10 March 2016 include Deferred Annual Bonus Awards and related Matching Awards which vested on 28 February 2016. As these awards for UK participants are structured as nil cost options, the following gross interests have been included in the table above and tax will be due at the point of exercise: Sir Andrew Witty: 36,442 Deferred Annual Bonus Award and 13,757 vested Matching Award and Mr. Simon Dingemans: 13,799 Deferred Annual Bonus Award and 5,209 vested Matching Award. Total directors’ interests also includes shares purchased through the GlaxoSmithKline ShareReward Plan. During 2015, Sir Andrew Witty and Simon Dingemans were each awarded 212 shares under the plan. The balance of shares within the plan is as follows:

	ShareReward Plan (Shares)	10 March 2016	31 December 2015	1 January 2015

	Sir Andrew Witty	3,229	3,132	2,758
	Simon Dingemans	1,169	1,100	837

	Dr Moncef Slaoui is not eligible to participate in the ShareReward Plan, as this is only open to UK employees.

GSK Annual Report 2015 119

Annual report on remuneration continued

Directors’ interests in shares continued

c)

Total directors’ interests includes shares or ADS resulting from the deferral of bonus (and the subsequent re-investment of dividends) under the DABP. The totals shown in the table below include bonus deferrals, but exclude any unvested matching awards which are subject to ongoing performance criteria. The amounts represent the gross share and ADS balances prior to the sale of any shares or ADS to satisfy tax liabilities.

	Deferred Annual Bonus Plan (Bonus deferrals)	10 March 2016	31 December 2015	1 January 2015

	Sir Andrew Witty (Shares)	135,662	130,307	150,488
	Simon Dingemans (Shares)	72,996	49,729	66,257
	Dr Moncef Slaoui (ADS)	53,867	50,897	58,769

d)	Total directors’ interests at 10 March 2016 include any shares or ADS which vested due to performance being met under elements of the PSP (2013-2015 awards), less those sold to satisfy tax liabilities on the vested amounts (see pages 124 to 125 for further details).

e)

For Dr Moncef Slaoui, total directors’ interests includes ADS purchased within the 401(k) Plan and the US Executive Supplemental Savings Plan (ESSP), and ADS awarded to Dr Slaoui’s connected person under the SVP. The relevant balances are as follows:

	Dr Moncef Slaoui (ADS)	10 March 2016	31 December 2015	1 January 2015

	US Retirement Savings Plans	14,036	13,431	13,045
	Share Value Plan	4,830	7,820	7,590

	As an Executive Director, Dr Moncef Slaoui is not eligible to receive awards under the SVP. The SVP awards shown above reflect the holdings of Dr Slaoui’s connected person, who is also an employee of GSK. The awards are subject to three-year vesting periods and vesting is contingent on continued employment within GSK. Any gains arising on vesting are not included in Dr Moncef Slaoui’s total remuneration figures. During the year, his connected person was granted 2,530 ADS on 25 August 2015 at a grant price of $39.41 (face value of $99,707). Dr Slaoui’s total share plan interests also include PSP awards held by his connected person. These awards are subject to performance criteria relevant to employees below the CET. As at 31 December 2015, his connected person held 6,700 ADS under the PSP, comprising awards made in 2013 (2,344 ADS) and 2014 (2,237 ADS) and 2015 (2,119 ADS), all amounts including dividend re-investment.

f)	Unvested options not subject to performance
	For Sir Andrew Witty and Simon Dingemans, the unvested options not subject to performance include holdings of 888 and 720 respectively in the ShareSave Plan, in which they participate on the same terms as all other employees. 888 ShareSave options were granted to Sir Andrew Witty during 2015. Simon Dingemans was granted 266 options under the plan on 29 October 2015. The remainder of unvested options not subject to performance relate to bonus deferrals structured as nil-cost options under the DABP.

g)	Vested but not exercised options

For the Executive Directors, the following table provides details of vested but unexercised options as at 31 December 2015 under the Share Option Plan (SOP), which lapsed on 20 February 2016. GSK granted options under this plan to Executive Directors on an annual basis until 2009.

Share Option Plan			Number of shares under option

Date of grant	Lapse date	Grant price	Sir Andrew Witty	Dr Moncef Slaoui

21.02.06	20.02.16	£14.68	89,993	68,520
			89,993	68,520

h)	The ADS vested but unexercised options totalling 4,235 for Dr Moncef Slaoui represent the ADS options held by Dr Moncef Slaoui’s connected person.

120  GSK Annual Report 2015

Directors’ interests in shares continued

i)	The following table sets out details of options (including nil-cost options under the DABP) exercised during 2015 by Executive Directors. Dr Moncef Slaoui did not exercise any options during the year.

	Type of award	Date of grant	Number of shares under option	Date of exercise	Grant price	Market price at exercise	Gain on exercise (000)

	Sir Andrew Witty
	ShareSave	01.12.12	776	01.12.15	£11.59	£13.51	£1
	DABP – deferral	09.03.12	57,932	14.05.15	–	£14.14	£819
	DABP – matching	09.03.12	7,821	14.05.15	–	£14.14	£111
			66,529				£931

	Simon Dingemans
	ShareSave	01.12.12	310	01.12.15	£11.59	£13.51	£1
	DABP – deferral	09.03.12	34,220	08.05.15	–	£14.72	£504
	DABP – matching	09.03.12	4,620	08.05.15	–	£14.72	£68
			39,150				£573

In respect of options under the SOP and the ShareSave plans, the remuneration receivable by an Executive Director is calculated on the date that the options first vest. The remuneration is the difference between the amount the Executive Director is required to pay to buy the shares or ADS and the total value of the shares or ADS on the vesting date. If the Executive Director chooses not to exercise the options on the vesting date, any subsequent increase or decrease in the amount realised will be due to movements in the share or ADS price between the vesting date and the date of exercise. This increase or decrease in value is the result of an investment decision by the Executive Director and, as such, is not recorded as remuneration. No options vested for Executive Directors during 2015.

In respect of nil-cost options under the DABP, the bonus which is deferred by the Director is recorded as remuneration (under annual bonus) for the year to which it relates. The gain recorded on exercise of the nil-cost option comprises this remuneration, the total of the amounts received in re-invested dividends prior to vesting and the gains or losses resulting from movements in the share price between the dates of grant and exercise for the initial bonus amount deferred and the dates of dividend reinvestment and exercise for the re-invested dividends.

For the matching element of the DABP, the remuneration of the Executive Director is recorded in the year that the performance criteria end and represents the number of vested shares multiplied by the price at vesting. The gain recorded on exercise of the nil-cost option comprises the total of this remuneration and the gain or loss resulting from the movement in the share price between vesting and exercise.

For Sir Andrew Witty:

¡    The total gain of £1,490 following the exercise of 776 options granted under the ShareSave Plan.

¡    The gain of £819,158 recorded following the exercise of the 57,932 nil-cost options relating to the deferral of bonus earned in respect of 2011 comprises remuneration of £700,000 recorded in 2011 as annual bonus and a net gain of £119,158 relating to the re-investment of dividends prior to vesting and movements in the share price between grant and dividend re-investment dates and the exercise date.

¡    The gain of £110,589 recorded following the exercise of the 7,821 nil-cost options relating to the DABP matching award comprises remuneration of £122,008 recorded in 2014 in relation to the DABP (see page 122) and an investment loss of £11,419 relating to the movement in the share price between the vesting and exercise dates.

For Simon Dingemans:

¡    The total gain of £595 following the exercise of 310 options granted under the ShareSave Plan.

¡    The gain of £503,718 recorded following the exercise of the 34,220 nil-cost options relating to the deferral of bonus earned in respect of 2011 comprises remuneration of £413,520 recorded in 2011 as annual bonus and a net gain of £90,198 relating to the re-investment of dividends prior to vesting and movements in the share price between grant and dividend re-investment dates and the exercise date.

¡    The gain of £68,006 recorded following the exercise of the 4,620 nil-cost options relating to the DABP matching award comprises remuneration of £72,072 recorded in 2014 in relation to the DABP (see page 123) and an investment loss of £4,066 relating to the movement in the share price between the vesting and exercise dates.

j)	For Non-Executive Directors, total interests include shares or ADS received as part or all of their fees under the Non-Executive Director Share Allocation Plan. Note that dividends received on shares or ADS under the plan during 2015 were converted into shares or ADS as at 31 December 2015.

k)	Sir Christopher Gent, Tom de Swaan and Jing Ulrich all retired from the Board on 7 May 2015. They elected to receive their shares from the Non-Executive Directors’ Share Allocation Plan immediately upon retiring from the Board. Dividend entitlements in respect of the Q3 and Q4 2014 and the Q1 2015 dividends were paid in cash in accordance with the plan rules.

GSK Annual Report 2015 121

Annual report on remuneration continued

Directors’ interests in shares continued

Deferred Annual Bonus Plan matching awards

Deferred Annual Bonus Plan (DABP) matching awards are made annually to Executive Directors, based on the individual’s mandatory deferral and voluntary bonus deferral election. The company will match shares or ADS up to one-for-one depending on the company’s performance during a three-year performance period. Performance conditions and vesting levels are described on pages 109, 110 and 112 of this report.

Awards to UK-based Executive Directors are made in the form of nil-cost options. Once an award vests, the UK-based Executive Director may choose to exercise the award at any time up to 10 years from the date of grant. Awards to US-based Executive Directors are made as conditional awards of ADS. The amount of remuneration receivable in respect of the matching shares or ADS is calculated using the share or ADS price on the date the relevant award vests. If the award vests after the date of the Remuneration report, the calculation is performed using the average share or ADS price over the last quarter of the financial year. If an Executive Director chooses not to exercise the nil-cost options on the vesting date, any subsequent increase or decrease in the amount realised will be due to movements in the share price between the vesting date and the date of exercise. This increase or decrease in value is the result of an investment decision and, as such, is not recorded as remuneration.

Dividends are reinvested on the nil-cost options or conditional awards of shares or ADS made to Executive Directors up to the date of vesting.

The following tables provide details for each Executive Director in respect of DABP matching awards. Market price at grant and at vesting represent the closing share prices on those dates.

Sir Andrew Witty – Shares					Performance period
	2012-2014	2013-2015	2014-2016	2015-2017	2016-2018
Market price at grant	£14.12	£14.54	£16.43	£15.20	£13.59
Unvested at 31 December 2014	57,145	33,961	59,382	–	–
Granted	–	–	–	30,172	–
Face value at grant (000)	–	–	–	£459	–
Dividends reinvested	787	1,986	3,475	1,331	–
Vested	(7,821)	–	–	–	–
Lapsed	(50,111)	–	–	–	–
Unvested at 31 December 2015	–	35,947	62,857	31,503	–
Granted		–	–	–	40,003
Face value at grant (000)		–	–	–	£544
Dividends reinvested		495	865	434	–
Vested		(13,757)	–	–	–
Lapsed		(22,685)	–	–	–
Unvested at 10 March 2016		–	63,722	31,937	40,003
Vested shares
Number of shares	7,821	13,757
Market price at vesting	£15.60	£14.11
Gain:	000	000
Remuneration for 2014(a)	£122	–
Remuneration for 2015	–	£194

a)	The value shown in the 2014 column is the award which vested on 9 March 2015. This has been valued based on a fair market value of £15.60; the closing share price from the business day prior to the vesting date. Please note that the values shown differ from those disclosed in the 2014 Annual Report as the value was based on an estimated vesting price of £14.14.

122  GSK Annual Report 2015

Directors’ interests in shares continued

Deferred Annual Bonus Plan matching awards continued

Simon Dingemans – Shares					Performance period
	2012-2014	2013-2015	2014-2016	2015-2017	2016-2018
Market price at grant	£14.12	£14.54	£16.43	£15.20	£13.59
Unvested at 31 December 2014	33,755	12,859	19,643	–	–
Granted	–	–	–	14,680	–
Face value at grant (000)	–	–	–	£223	–
Dividends reinvested	465	752	1,148	647	–
Vested*	(4,620)	–	–	–	–
Lapsed	(29,600)	–	–	–	–
Unvested at 31 December 2015	–	13,611	20,791	15,327	–
Granted		–	–	–	36,381
Face value at grant (000)		–	–	–	£494
Dividends reinvested		187	286	211	–
Vested		(5,209)	–	–	–
Lapsed		(8,589)	–	–	–
Unvested at 10 March 2016	–	–	21,077	15,538	36,381
Vested shares
Number of shares	4,620	5,209
Market price at vesting	£15.60	£14.11
Gain:	000	000
Remuneration for 2014(a)	£72	–
Remuneration for 2015	–	£73

a)	The value shown in the 2014 column is the award which vested on 9 March 2015. This has been valued based on a fair market value of £15.60; the closing share price from the business day prior to the vesting date. Please note that the values shown differ from those disclosed in the 2014 Annual Report as the value was based on an estimated vesting price of £14.14.

Dr Moncef Slaoui – ADS					Performance period
	2012-2014	2013-2015	2014-2016	2015-2017	2016-2018
Market price at grant	$44.68	$44.27	$54.17	$46.25	$39.13
Unvested at 31 December 2014	22,518	17,300	18,951	–	–
Granted	–	–	–	11,973	–
Face value at grant (000)	–	–	–	$554	–
Dividends reinvested	327	1,025	1,122	527	–
Vested	(3,085)	–	–	–	–
Lapsed	(19,760)	–	–	–	–
Unvested at 31 December 2015	–	18,325	20,073	12,500	–
Granted		–	–	–	20,854
Face value at grant (000)		–	–	–	$816
Dividends reinvested		247	271	169	–
Vested		(7,011)	–	–	–
Lapsed		(11,561)	–	–	–
Unvested at 10 March 2016	–	–	20,344	12,669	20,854
Vested ADS
Number of ADS	3,085	7,011
Market price at vesting	$46.73	$39.14
Gain:	000	000
Remuneration for 2014(a)	$144	–
Remuneration for 2015	–	$274

a)	The value shown in the 2014 column is the award which vested on 9 March 2015. This has been valued based on a fair market value of $46.73, the closing share price from the business day prior to the vesting date. Please note that the values shown differ from those disclosed in the 2014 Annual Report as the value was based on an estimated vesting price of $44.76.

GSK Annual Report 2015 123

Annual report on remuneration continued

Directors’ interests in shares continued

Performance Share Plan awards

Performance Share Plan (PSP) awards are made to Executive Directors on an annual basis. Under the terms of the PSP, the number of shares or ADS vesting is determined following the end of the relevant performance period and is dependent on GSK’s performance during that period. Performance conditions and vesting levels are described on pages 109, 110 and 112.

Dividends are reinvested on the performance shares or ADS awarded to executives throughout the performance period and up to the date of vesting. At vesting, UK participants receive the relevant number of shares and US participants may defer receipt of all or part of their vested awards. The amount of remuneration receivable in respect of performance shares is calculated using the share or ADS price on the date the relevant PSP award vests.

The PSP awards made to Sir Andrew Witty in 2012, 2013 and 2014 have three-year performance periods. However, the deeds of award specified that 25% of the awards would be subject to a further two-year vesting period (five years in total). During this two-year period, there are no additional performance criteria and the awards will only lapse if Sir Andrew is dismissed for cause. The remuneration in respect of these awards will therefore be considered to be realised in full following the determination by the Remuneration Committee of the vesting levels of the initial 75% of the awards (i.e. full remuneration will be recognised at the end of the three-year performance period). From 2015, the whole of the award made to each Executive Director has a three-year performance period, and an additional two-year vesting period. Each award will therefore only vest after five years. During the final two years of the vesting period, the award for each Director will only lapse if he is dismissed for cause. The remuneration in respect of the awards and dividend equivalent up to that point will therefore be recognised at the end of the three-year performance period (i.e. in the 2017 Remuneration report).

The following tables provide details for each Executive Director in respect of PSP awards. Market price at grant and at vesting represent the closing share prices on those dates.

Sir Andrew Witty – Shares					Performance period
	2012-2014	2013-2015	2014-2016	2015-2017	2016-2018
Market price at grant	£14.12	£14.54	£16.43	£15.20	£13.59
Unvested at 31 December 2014	509,128	477,699	413,229	–	–
Granted	–	–	–	429,338	–
Face value at grant (000)	–	–	–	£6,526	–
Dividends reinvested	6,777	27,540	23,822	18,787	–
Vested	(69,650)	–	–	–	–
Lapsed	(446,255)	–	–	–	–
Unvested at 31 December 2015	–	505,239	437,051	448,125	–
Granted	–	–	–	–	492,052
Face value at grant (000)	–	–	–	–	£6,687
Dividends reinvested	–	6,954	6,016	6,168	–
Vested	–	(193,354)	–	–	–
Lapsed	–	(318,839)	–	–	–
Unvested at 10 March 2016	–	–	443,067	454,293	492,052

Vested shares:
Number of shares	69,650	193,354
Market price at vesting	£14.86	£13.64

Gain:	000	000
Remuneration for 2014	£1,035	–
Remuneration for 2015	–	£2,637

124  GSK Annual Report 2015

Directors’ interests in shares continued

Performance Share Plan awards continued

Simon Dingemans – Shares					Performance period
	2012-2014	2013-2015	2014-2016	2015-2017	2016-2018
Market price at grant	£14.12	£14.54	£16.43	£15.20	£13.59
Unvested at 31 December 2014	196,014	210,194	181,842	–	–
Granted	–	–	–	188,930	–
Face value at grant (000)	–	–	–	£2,872	–
Dividends reinvested	2,609	12,118	10,483	8,267	–
Vested	(26,815)	–	–	–	–
Lapsed	(171,808)	–	–	–	–
Unvested at 31 December 2015	–	222,312	192,325	197,197	–
Granted	–	–	–	–	216,512
Face value at grant (000)	–	–	–	–	£2,942
Dividends reinvested	–	3,060	2,647	2,714	–
Vested	–	(85,078)	–	–	–
Lapsed	–	(140,294)	–	–	–
Unvested at 10 March 2016	–	–	194,972	199,911	216,512

Vested shares:
Number of shares	26,815	85,078
Market price at vesting	£14.86	£13.64

Gain:	000	000
Remuneration for 2014	£398	–
Remuneration for 2015	–	£1,160

Dr Moncef Slaoui – ADS					Performance period
	2012-2014	2013-2015	2014-2016	2015-2017	2016-2018
Market price at grant	$44.68	$44.27	$54.17	$46.25	$39.13
Unvested at 31 December 2014	149,302	145,634	116,412	–	–
Granted	–			131,005	–
Face value at grant (000)	–		–	$6,059	–
Dividends reinvested	2,119	8,545	6,830	5,746	–
Vested	(20,443)	–	–	–	–
Lapsed	(130,978)	–	–	–	–
Unvested at 31 December 2015	–	154,179	123,242	136,751	–
Granted	–	–	–	–	158,714
Face value at grant (000)	–	–	–	–	$6,210
Dividends reinvested	–	2,082	1,665	1,847	–
Vested	–	(58,989)	–	–	–
Lapsed	–	(97,272)	–	–	–
Unvested at 10 March 2016	–	–	124,907	138,598	158,714

Vested ADS
Number of ADS	20,443	58,989
Market price at vesting	$45.95	$39.76

Gain:	000	000
Remuneration for 2014	$939	–
Remuneration for 2015	–	$2,345

GSK Annual Report 2015 125

Annual report on remuneration continued

Directors and Senior Management

Further information is provided on compensation and interests of Directors and Senior Management as a group (‘the group’). For this purpose, the group is defined as the Non-Executive and Executive Directors, other members of the CET and the Company Secretary. For the financial year 2015, the following table sets out aggregate remuneration for the group for the periods during which they served in that capacity.

Remuneration for 2015	(£)
Total compensation paid	22,817,904
Aggregate increase in accrued pension benefits (net of inflation)	143,039
Aggregate payments to defined contribution schemes	839,379

During 2015, members of the group were awarded shares and ADS under the company’s various share plans, as set out in the table below.

		Awards		Dividend reinvestment awards
Awarded during 2015	Shares	ADS	Shares	ADS
Deferred Annual Bonus Plan	122,475	24,686	22,628	5,068
Performance Share Plan	1,533,782	307,710	249,257	48,825
Deferred Investment Awards(a) (b)	–	–	12,714	–
Share Value Plan(b)	11,060	2,530	–	–

At 10 March 2016, the group had the following interests in shares and ADS of the company. Holdings issued under the various executive share plans are described in Note 42 to the financial statements, ‘Employee share schemes’ on page 202.

Interests at 10 March 2016	Shares	ADS
Owned	1,945,852	476,009
Unexercised options	422,601	24,675
Deferred Annual Bonus Plan	1,077,034	166,832
Performance Share Plan	4,951,255	749,909
Deferred Investment Awards(a) (b)	236,364	–
Share Value Plan(b)	21,110	4,830

a) Notional shares and ADS.

b) Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan.

Basis of preparation

The Remuneration report has been prepared in accordance with the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations). In accordance with the Regulations, the following parts of the Annual report on remuneration are subject to audit: total remuneration figures for Executive Directors, including further details for each element of remuneration (salary, benefits, annual bonus, long-term incentive awards and pension); Non-Executive Directors’ fees and emoluments received in the year; Directors’ interests in shares, including interests in GSK share plans; payments to past directors; payments for loss of office; and share ownership requirements and holdings, for which the opinion thereon is expressed on page 136. The remaining sections of the Remuneration report are not subject to audit nor are the pages referred to from within the audited sections.

The Remuneration report has been approved by the Board of Directors and signed on its behalf by

Urs Rohner

Remuneration Committee Chairman

16 March 2016

126  GSK Annual Report 2015

2014 Remuneration policy summary

Executive Director remuneration policy

The company’s remuneration policy report was approved on 7 May 2014 at GSK’s Annual General Meeting. The full policy is available at www.gsk.com in the Investors section or in our 2013 Annual Report from page 117 to 126. The following is a summary of this policy.

Element	Purpose and link to strategy	Operation

Salary	To provide a core reward for the role. Set at a level appropriate to secure and retain high calibre individuals needed to deliver the Group’s strategic priorities.	Individual’s role, experience and performance and independently sourced data for relevant comparator groups considered when determining salary levels.

Benefits	Levels are set to recruit and retain high calibre individuals to execute the business strategy.

Executive Directors are generally eligible to receive benefits in line with the policy for other employees which may vary by location. These include travel allowances (including spouse/partner travel), healthcare, life assurance/death in service (where not provided as part of the individual’s pension arrangements), personal financial advice and contractual post-retirement benefits.

Pension	Pension arrangements provide a competitive level of retirement income.

Pension arrangements are structured in accordance with the plans operated in the country in which the individual is likely to retire. Where the individual chooses not to become a member of the pension plan, cash in lieu of the relevant pension contribution is paid instead.

New Executive Directors in the UK will be entitled either to join the defined contribution pension plan or to receive a cash payment in lieu of pension contribution. Where an individual is a member of a GSK legacy defined benefit plan, a defined contribution plan or an alternative pension plan arrangement and is subsequently appointed to the Board, he or she may remain a member of that plan.

Annual bonus

To incentivise and recognise execution of the business strategy on an annual basis.

Rewards the achievement of stretching annual financial and strategic business targets and delivery of personal objectives.

Financial, operational and business targets are set at the start of the year by the Committee and bonus levels are determined by the Committee based on performance against those targets.

Individual objectives are set at the start of the year by the Committee and performance against objectives is assessed by the Committee.

Executive Directors are required to defer 25% of any bonus earned into shares, or ADS as appropriate, for three years. They may defer up to an additional 25% of bonus earned, up to an overall maximum deferral of 50%. Deferred shares vest at the end of the three year performance period.

Long-term incentive awards

To incentivise and recognise delivery of the longer term business priorities, financial growth and increases in shareholder value compared to other pharmaceutical companies.

In addition, to provide alignment with shareholder interests, a retention element, to encourage long-term shareholding and discourage excessive risk taking.

Deferred Annual Bonus Plan

Deferred shares may be matched subject to the achievement of performance conditions over three years. Matching awards may be conditional shares or nil-cost options and are eligible for dividend equivalents in respect of the performance period.

Performance Share Plan

Conditional awards are made annually with vesting dependent on the achievement of performance conditions over three years. Vested awards are subject to an additional two-year vesting period. Awards are eligible for dividend equivalents up to the date of vesting.

For details of our policy on clawback/malus, recruitment remuneration, loss of office and termination payments, please refer to the full 2014 remuneration policy report.

GSK Annual Report 2015 127

2014 Remuneration policy summary continued

Non-Executive Director remuneration policy

Element	Purpose and link to strategy	Overview

Chairman’s fee	To provide an inclusive flat rate fee that is competitive with those paid by other companies of equivalent size and complexity subject to the limits contained in GSK’s Articles of Association.

There is no formal maximum, however, fees are reviewed annually and set by reference to a review of the Chairman’s performance and independently sourced market data.

The Remuneration Committee is responsible for evaluating and making recommendations to the Board on the fees payable to the Chairman. The Chairman does not participate in discussions in respect of his fees.

Fees can be paid in a combination of cash and/or GSK shares or ADS.

Basic fee

There is no formal maximum, however, fees are reviewed annually and set by reference to independently sourced market data.

The Chairman and CEO are responsible for evaluating and making recommendations to the Board on the fees payable to the company’s Non-Executive Directors.

A minimum of 25% is delivered in the form of GSK shares or ADS.

Supplemental fees	To provide additional compensation for Non-Executive Directors (excluding the Chairman) taking on additional Board responsibilities or undertaking intercontinental travel to meetings.	Additional fees for Committee Chairmen, intercontinental travel, the Senior Independent Director and Medical/Scientific Experts. Current fee levels are set out on page 118 of the 2015 Annual Report.

Benefits	To facilitate execution of responsibilities and duties required by the role.

Travel and subsistence costs for Non-Executive Directors are incurred in the normal course of business in relation to meetings on Board and Committee matters and other GSK-hosted events. This includes Non-Executive Directors undertaking intercontinental travel to meetings. Non-Executive Directors may from time to time be accompanied by their spouse or partner to these meetings or events. The costs associated with the above are all met by the company and in some instances, they are deemed to be taxable and therefore treated as benefits for the Non-Executive Director.

Non-Executive Directors’ share allocation plan	To enhance the link between directors and shareholders, GSK requires Non-Executive Directors to receive a significant part of their fees in the form of GSK shares or ADS.

At least 25% of the Non-Executive Directors’ total fees, excluding those of the Chairman, are paid in the form of GSK shares or ADS and allocated to a share or ADS account.

The Non-Executive Directors may also take the opportunity to invest part or all of the balance of their fees into the same share or ADS account.

The GSK shares or ADS which are notionally awarded to the Non-Executive Directors and allocated to their interest accounts are set out in the Directors’ interests table on page 119 of the 2015 Annual Report.

The accumulated balances of these GSK shares or ADS, together with the notional dividends accrued, are not paid out to Non-Executive Directors until they leave the Board. Upon leaving, the Non-Executive Directors will receive either the GSK shares or ADS, or a cash amount equivalent to the value of the GSK shares or ADS at the date of leaving, or date of payment if later.

Letter of appointment	Non-Executive Directors’ and the Chairman’s terms of engagement are set out in letters of appointment as set out in the table on page 118 of the 2015 Annual Report.

Non-Executive Directors will be subject to annual election or re-election and will normally serve no longer than nine years from the date of first election by shareholders at a general meeting.

The Chairman will be subject to annual appointment by shareholders and may serve longer than nine years from the date of first election by shareholders at a general meeting.

128  GSK Annual Report 2015

Financial

statements

GSK Annual Report 2015 129

Directors’ statement of responsibilities

The Directors are responsible for preparing the Annual Report, the Remuneration report and the Group financial statements in accordance with applicable law and regulations.

UK company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. In preparing the Group financial statements, the Directors have also elected to comply with IFRS as issued by the International Accounting Standards Board (IASB). Under company law the Directors must not approve the Group financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for that period.

In preparing those financial statements, the Directors are required to:

¡	select suitable accounting policies and then apply them consistently;

¡	make judgements and accounting estimates that are reasonable and prudent;

¡	state that the Group financial statements comply with IFRS as adopted by the European Union and IFRS as issued by the IASB, subject to any material departures disclosed and explained in the Group financial statements;

¡	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Group financial statements and the Remuneration report comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Group financial statements for the year ended 31 December 2015, comprising principal statements and supporting notes, are set out in ‘Financial statements’ on pages 138 to 210 of this report. The responsibilities of the auditors in relation to the Group financial statements are set out in the Independent Auditors’ report on pages 131 to 137.

The Group financial statements for the year ended 31 December 2015 are included in the Annual Report, which is published in printed form and made available on our website. The Directors are responsible for the maintenance and integrity of the Annual Report on our website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Each of the current Directors, whose names and functions are listed in the Corporate Governance section of the Annual Report 2015 confirms that, to the best of his or her knowledge:

¡	the Group financial statements, which have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and

¡	the Strategic report and risk sections of the Annual Report, which represent the management report, include a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Disclosure of information to auditors

The Directors in office at the date of this Annual Report have each confirmed that:

¡	so far as he or she is aware, there is no relevant audit information of which the company’s auditors are unaware; and

¡	he or she has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Going concern basis

Pages 51 to 72 contain information on the performance of the Group, its financial position, cash flows, net debt position and borrowing facilities. Further information, including Treasury risk management policies, exposures to market and credit risk and hedging activities, is given in Note 41 to the financial statements, ‘Financial instruments and related disclosures’. Having assessed the principal risks and other matters considered in connection with the viability statement, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Internal control

The Board, through the Audit & Risk Committee, has reviewed the assessment of risks and the internal control framework that operates in GSK and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this Annual Report and up to the date of its approval by the Board of Directors.

The UK Corporate Governance Code

The Board considers that GlaxoSmithKline plc applies the principles and complies with the provisions of the UK Corporate Governance Code maintained by the Financial Reporting Council, as described in the Corporate Governance section on pages 80 to 101. The Board further considers that the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

As required by the Financial Conduct Authority’s Listing Rules, the auditors have considered the Directors’ statement of compliance in relation to those points of the UK Corporate Governance Code which are specified for their review.

Annual Report

The Annual Report for the year ended 31 December 2015, comprising the Report of the Directors, the Remuneration report, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by

Philip Hampton

Chairman

16 March 2016

130  GSK Annual Report 2015

Independent Auditors’ report to the members of GlaxoSmithKline plc

Report on the Group financial statements

Our opinion

In our opinion, GlaxoSmithKline plc’s Group financial statements:

¡	give a true and fair view of the state of the Group’s affairs at 31 December 2015 and of its profit and cash flows for the year then ended;

¡	have been properly prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union; and

¡	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in Note 1 to the Group financial statements, the Group, in addition to applying IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion, the Group financial statements comply with IFRSs as issued by the IASB.

What we have audited

The Group financial statements, included within the Annual Report, comprise:

¡	the consolidated balance sheet at 31 December 2015;

¡	the consolidated income statement and consolidated statement of comprehensive income for the year then ended;

¡	the consolidated cash flow statement for the year then ended;

¡	the consolidated statement of changes in equity for the year then ended; and

¡	the notes to the Group financial statements which include a summary of significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Annual Report, rather than in the notes to the financial statements. These are cross-referenced from the financial statements and are identified as audited.

The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and IFRSs as adopted by the European Union.

Our audit approach

Overview

Materiality

¡	Overall group materiality: £200 million which represents approximately 4% of profit before tax, adding back certain non-recurring items (“adjusted profit before tax”).

Audit scope

¡	Our audit included full scope audits of 28 reporting components with specific audit procedures performed at a further 39 reporting components.

¡	Taken together, the components at which audit work was performed accounted for 65% of consolidated revenue, 80% of consolidated profit before tax and 76% of adjusted profit before tax and covered all components that individually contributed more than 2% of revenue, profit before tax and adjusted profit before tax.

Areas of focus

¡	Three-part transaction with Novartis

¡	Rebates, discounts, allowances and returns in the US Pharmaceuticals and Vaccines business

¡	Investigations into the Group’s commercial practices

¡	Litigation

¡	Carrying value of goodwill and intangible assets

¡	Re-measurement of the Shionogi-ViiV Healthcare contingent consideration

¡	Uncertain tax positions

Context

The context of our audit is set by the Group’s major activities in 2015. The most significant event of the last twelve months has been the completion of the Group’s three-part transaction with Novartis AG. This has therefore become a new area of focus for our audit in 2015 given the number of significant management estimates and judgements required to account for the transaction (including valuations of acquired assets and liabilities, the impact of acquisition accounting, recognition and measurement of a put option liability and certain tax judgements) and the broad range of financial statement line items that are impacted.

At the same time, fewer markets migrated in 2015 compared to either 2013 or 2014 onto the Group’s common enterprise-wide resource planning platforms (“ERP”) or moved financial transaction and accounting services to business process outsourcing locations (“BPO”) and to in-house business service centres (“BSC”). This decision was taken consciously by management given the competing pressures on the organisation to complete and integrate the Novartis transaction. As a result, transformation of the Group’s finance processes, highlighted as an area of focus in our 2014 report, was an area of lower risk in 2015 and is not included as an area of focus in the 2015 report. However, we expect this area to feature again as an area of focus in 2016 as the newly acquired Novartis businesses start to be migrated onto GSK’s centralised platforms.

We also added a new area of focus for the Group’s estimation of the fair value of the Shionogi-ViiV Healthcare contingent consideration reflecting the significant estimation uncertainty inherent in the calculation of this balance and given the continued increase in the size of this balance in response to changes in management estimates to address better than expected performance of acquired products and revisions to certain other assumptions. Following the resolution of the investigation into the Group’s Chinese Pharmaceuticals business in September 2014 – and considering the output of our audit work over this risk in 2013 and 2014 – our focus for 2015 was principally directed at the financial reporting judgements relating to the active investigations by the Department of Justice (“DoJ”) in the US and Serious Fraud Office (“SFO”) in the UK.

Our other areas of focus have been refined to reflect developments in the Group’s business including consideration of the expansion of healthcare reform and continued competitive pricing pressure and discounting in the US, progress in litigation to which the Group is exposed, the impact of changes in the Group’s segmental reporting following the Novartis transaction on the determination of cash generating units (“CGUs”) for impairment testing purposes and management’s assessment of uncertain tax positions.

GSK Annual Report 2015 131

Independent Auditors’ report continued

The scope of our audit and our areas of focus

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) (“ISAs (UK & Ireland)”).

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we looked at where the directors made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the directors that represented a risk of material misstatement due to fraud, and the risk of fraud in revenue recognition. Procedures designed and executed to address these risks included use of data enabled auditing techniques to test journal entries and post-close adjustments, testing and evaluating management’s key accounting estimates for reasonableness and consistency, undertaking cut-off procedures to verify proper cut-off of revenue and expenses and testing the existence and accuracy of revenue transactions. In addition, we incorporate an element of unpredictability into our audit work each year.

The risks of material misstatement that had the greatest effect on our audit, including the allocation of our resources and effort, are identified as areas of focus in the table below. We have also set out how we tailored our audit to address these specific areas in order to provide an opinion on the Group financial statements as a whole. Any comments we make on the results of our procedures should be read in this context. For each area of focus below, where appropriate, we evaluated the design and tested the operating effectiveness of key internal controls over financial reporting, including testing the operation of IT systems from which financial information is generated. This is not a complete list of all risks identified by our audit.

Area of focus	How our audit addressed the area of focus

Three-part transaction with Novartis

Refer to Notes 3, 30 and 38 in the Group financial statements.

On 2 March 2015, the Group completed its three-part transaction with Novartis AG. The Group acquired Novartis’ existing Vaccines business for cash consideration of US$5.25 billion, disposed of its Oncology business for cash consideration of US$16.0 billion and each party contributed its existing Consumer Healthcare business into a new venture, in which the Group has a 63.5% controlling interest.

We focused on this area because the accounting for each component of the three-part transaction gave rise to the following significant audit risks:

▪   The recognition of goodwill (£1,350 million) and intangible assets (£8,683 million) on the acquisitions of Vaccines and the Novartis Consumer Healthcare business;

▪   Accounting for the establishment of the Consumer Healthcare joint venture is complicated and required the fair valuing of the portion of GSK’s existing business contributed (£4,116 million) and of the non-controlling interest that arose on the acquisition (£2,150 million);

▪   A number of internal restructuring steps were undertaken prior to the Oncology disposal and the Consumer Healthcare and Vaccines acquisitions in order to support these transactions in a tax efficient manner; and

▪   The Group recognised a liability for the present value of the expected redemption price of a written put option over Novartis’ non-controlling interest in the new Consumer Healthcare venture (the “Consumer put option”), for which the value is subject to significant judgement and estimation uncertainty. At 31 December 2015, this liability had a carrying value of £6,287 million.

Deploying our valuations specialists, we audited the methodology, underlying assumptions and mechanical accuracy of valuation models for each of the significant acquired intangible assets, consideration paid (including contingent consideration) and the settlement of pre-existing relationships. We challenged the cash flow projections that underpinned each of these valuations, including the Consumer put option, by comparing to historical cash flows and understanding the reasons for the growth profile of projections.

Deploying our tax specialists, we evaluated the external tax opinions obtained by management to verify their technical accuracy and to validate that the steps taken by the Group in effecting the transactions are consistent with the external advice and opinions.

We instructed component teams at 13 locations to undertake certain substantive procedures over the acquired opening balance sheets for Vaccines and Consumer Healthcare, including attendance at inventory counts close to the acquisition date, physical verification of assets acquired and substantive procedures focused on revenue and cost cut-off.

As a result of our work, we determined that the provisional purchase price allocations for the Vaccines and Consumer Healthcare acquisitions outlined in Note 38 to the Group financial statements were reasonable. In connection with the Oncology disposal, we verified the cash proceeds and we reperformed management’s calculation of the resultant gain on disposal. We found that the pre-tax gain on disposal of Oncology of £9,228 million and the associated tax charge of £1,920 million were reasonably stated, with the latter reflecting management’s best estimate of the incremental tax risk arising as a result of the three-part transaction. We determined that the carrying value of the Consumer put option was calculated in accordance with the agreement with Novartis, was based on board approved projections for the business and was reasonably stated. Finally, we found the disclosures in respect of each aspect of the transaction to be reasonable, providing a fair reflection of the accounting and valuations judgements.

132  GSK Annual Report 2015

Area of focus	How our audit addressed the area of focus

Rebates, discounts, allowances and returns in the US Pharmaceuticals and Vaccines business

Refer to Notes 3 and 27 in the Group financial statements.

The Group makes sales to various customers in the US that fall under certain commercial and government mandated contracts and reimbursement arrangements, of which the most significant are Medicaid and Medicare. The Group also provides a right of return to its customers for certain products.

These arrangements result in deductions to gross sales in arriving at turnover and give rise to obligations for the Group to provide customers with rebates, discounts, allowances and the right of return, which for unsettled amounts are recognised as an accrual.

We focused on this area because rebates, discounts, allowances and returns arrangements are complex and because establishing an appropriate accrual requires significant judgement and estimation by the directors. This judgement is particularly complex in a US healthcare environment in which competitive pricing pressure and product discounting are growing trends. The directors have determined an accrual of £1,464 million to be necessary at 31 December 2015 (31 December 2014 – £1,308 million).

We obtained management’s calculations for accruals under applicable schemes and validated the assumptions used by reference to the Group’s stated commercial policies, the terms of the applicable contracts, third party data related to patient enrolment in US government funded benefit schemes and historical levels of product returns.

We compared the assumptions to contracted prices, historical rebates, discounts, allowances and returns levels (where relevant) and to current payment trends. We also considered the historical accuracy of the Group’s estimates in previous years, including certain changes made to management’s estimates in 2015 to update Medicaid rebates for a new pricing methodology and to respond to the impact of competitive pricing pressures (particularly for Advair) and greater discounting in the US market more generally. We formed an independent expectation of the largest elements of the accrual at 31 December 2015 using third party data and compared this expectation to the actual accrual recognised by the Group.

Based on the procedures performed, we did not identify any material differences between our independent expectations and the accrual.

Investigations into the Group’s commercial practices

Refer to Notes 3, 29 and 45 in the Group financial statements.

The Group remains subject to ongoing investigations by the DoJ in the US and the SFO in the UK into the Group’s commercial practices in a number of markets. At 31 December 2015, the Group has concluded that it does not yet have sufficient clarity on the likely timing of the completion of these investigations nor is it able to make a sufficiently reliable estimate of any fines or penalties that either the DoJ or the SFO might impose on the Group on completion of their respective investigations. As a result, the Group has stated in note 45 that it is unable to recognise a provision for its estimate of the eventual outcome of either investigation.

In addition, the Group is carrying out its own investigations in a number markets to ascertain if activities similar to those previously alleged in China have occurred elsewhere.

We focused on the following risks, which might have a material impact on the Group’s financial statements:

▪   That fines and penalties might be forthcoming in respect of ongoing investigations into the Group’s commercial practices, including those by the DoJ and SFO, that could give rise to the need for material provisions or asset impairments; and

▪   That illegal acts similar to those previously alleged in China have occurred elsewhere in the Group.

We met with the directors, management, in-house legal counsel and spoke with the Group’s external advisors to assess the risk of occurrence of similar acts to those previously alleged in China, the status of ongoing investigations and the potential for further fines and penalties. This included understanding and evaluating the Group’s internal investigations processes, which assess risks and allegations reported through various channels including whistle-blowing hotlines. We also evaluated the ongoing enhancements and changes that have been made to other control processes and business practices since the original allegations in China in 2013.

Deploying our forensic specialists, we assessed the scope and findings of the investigative work performed by the Group as well as the risk assessment exercise that management has performed into third party interaction and engagement more broadly. We used the output of this assessment to instruct ten component teams (including certain markets not otherwise included in Group audit scope) to undertake risk-focused audit procedures to address the audit risk that the Group financial statements might be materially misstated due to the potential financial implications of alleged illegal acts.

In respect of the DoJ and SFO investigations, we independently circularised external legal counsel engaged by the Group to obtain its views on the status of the investigations and to ascertain the reasonableness of management’s assertions in respect of the likely outcome of each investigation. We discussed the responses received directly with external legal counsel and found that they were consistent with the representations received from management.

We were satisfied with the Group’s provisioning decisions at 31 December 2015 and with the adequacy of the disclosures given the status of these investigations.

Litigation

Refer to Notes 3, 29 and 45 in the Group financial statements.

The pharmaceuticals industry is heavily regulated which increases inherent litigation risk. The Group is engaged in a number of legal actions, including product liability, anti-trust and related private litigation, of which the most significant are disclosed in Notes 29 and 45.

We focused on this area as the eventual outcome of claims is uncertain and the positions taken by the directors are based on the application of material judgement and estimation. Accordingly, unexpected adverse outcomes could significantly impact the Group’s reported profit and balance sheet position.

During the year, the most significant increase to the Group’s litigation provisions was in respect of the Paxil product liability referred to in Notes 29 and 45 which was reassessed following unsuccessful mediation with plaintiffs giving rise to a subsequent revision of management’s best estimate of settling these claims. This increase was more than offset by utilisation of existing provisions of £428 million. At 31 December 2015, the Group held provisions of £352 million in respect of legal actions (31 December 2014 – £520 million).

We discussed the status of significant known actual and potential litigation with in-house legal counsel. We obtained and substantively tested evidence to support the decisions and rationale for provisions held or decisions not to record provisions, including correspondence with legal counsel and other counter-parties to litigation. We also monitored and considered external information sources to identify potential legal actions.

We developed an independent expectation of the litigation provisions based on product litigation history and other available evidence to challenge the valuation and completeness of the provisions recognised by the Group. We obtained confirmations from external legal counsel to confirm our understanding of settled and outstanding litigation and asserted claims. We evaluated significant adjustments to legal provisions recorded during the year to determine if they were indicative of management bias. In respect of the increase in the provision for Paxil product liability litigation, we obtained sufficient evidence to conclude that this increase was reasonable, including review of external legal advice.

As disclosed in Notes 29 and 45 to the Group financial statements, the eventual outcome of legal proceedings is dependent on the outcome of future events and the position taken by the Group is inherently judgemental. We found that in the context of the Group financial statements taken as a whole the judgements made by management were reasonable and the disclosures made in respect of these provisions and contingent liabilities were appropriate.

GSK Annual Report 2015 133

Independent Auditors’ report continued

Area of focus	How our audit addressed the area of focus

Carrying value of goodwill and intangible assets

Refer to Notes 3, 18 and 19 in the Group financial statements.

The Group has £16.0 billion of intangible assets (31 December 2014 – £7.8 billion), comprising significant licenses, patents and acquired trade marks (and excluding computer software). In addition, the Group has £5.2 billion of goodwill at 31 December 2015 (31 December 2014 – £3.7 billion). The Group recognised impairments to these intangible assets amounting to £206 million during the year.

The carrying values of goodwill and intangible assets are contingent on future cash flows and there is risk if these cash flows do not meet the Group’s expectations that the assets will be impaired. The impairment reviews performed by the Group contained a number of significant judgements and estimates including revenue growth, the success of new product launches, patent expiry dates, profit margins, cash conversion, terminal values and discount rate. Changes in these assumptions might lead to a change in the carrying value of intangible assets and goodwill.

During the year, the Group reduced its number of individual cash generating units (“CGUs”) for goodwill impairment testing purposes from eight to four, comprising Global Pharmaceuticals, Consumer Healthcare, Vaccines and ViiV Healthcare. This exercise was undertaken to align the CGUs to the Group’s operating segments which were changed following the Group’s restructuring following the Novartis transaction. Through this exercise, Vaccines has been treated as a separate CGU for the first time and the Global Pharmaceuticals CGU aggregates pharmaceuticals businesses previously separated into the US, Europe, Japan, Emerging Markets and Other.

We focused on acquired intangible assets, as these are the most significant individually and in aggregate, and a number have indefinite lives, including the most significant of the intangible assets acquired from Novartis. The Group has also recognised goodwill from a number of its acquisitions, including the three-part transaction with Novartis.

Deploying our valuations specialists, we obtained the Group’s impairment analyses and tested the reasonableness of key assumptions, including profit and cash flow growth, terminal values, the impact of the expiry of patents, potential product obsolescence and the selection of discount rates. We challenged management to substantiate its assumptions, including comparing relevant assumptions to industry and economic forecasts.

We interrogated the integrity of supporting calculations and we corroborated certain information with third party sources, including expectations of performance of certain assets and components of the business. We obtained and evaluated management’s sensitivity analyses to ascertain the impact of reasonably possible changes in key assumptions and we performed our own independent sensitivity calculations to quantify the downside changes to management’s models required to result in impairment.

As a result of our work, we determined that the quantum of impairment recognised in 2015 was appropriate. For those intangible assets, including goodwill, where management determined that no impairment was required, we found that these judgements were supported by reasonable assumptions that would require unreasonable downside changes before any additional material impairment was necessary.

In respect of the aggregation of CGUs, we confirmed that this is the lowest level at which management monitors goodwill for internal purposes, that it is consistent both with the way in which the Group’s leadership team is structured and with how the Group’s results and financial position are reported to the CET and that no CGU for goodwill impairment testing purposes is larger than any of the Group’s new operating segments.

Re-measurement of the Shionogi-ViiV Healthcare contingent consideration

Refer to Notes 3, 30, 38 and 41 in the Group financial statements.

When the Group’s subsidiary, ViiV Healthcare, acquired the remaining 50% interest in the Shionogi-ViiV Healthcare joint venture in 2012, £659 million was recognised as contingent consideration. This represented the fair value of expected payments to be made to Shionogi, contingent on future sales of dolutegravir products. This liability is required to be re-measured to its fair value at each reporting date. Since its initial recognition, it has been increased in response to actual and future sales significantly exceeding original expectations. At 31 December 2015, the associated financial liability was £3,409 million (31 December 2014 – £1,684 million).

We focused on this area as the fair value of the contingent consideration is determined by a number of significant unobservable inputs and by management judgements and estimates, including forecast future sales of Tivicay and Triumeq, the overall market size for HIV therapies and the potential impact of competitor products launched in 2015 and expected to be launched in the future. In addition, the valuation is sensitive to changes in other assumptions, including discount and tax rates, both of which were revised in determining the valuation at 31 December 2015.

Deploying our valuations specialists, we evaluated management’s fair value computation model, including the projections and key assumptions used therein. We also compared the Group’s projections for its dolutegravir products against certain third party expectations and found them to be reasonable. In particular, we considered reasonably possible alternative scenarios, comprising a downside case in the event that products launched by competitors cannibalise more of the Group’s market share than anticipated in management’s base case and an upside case when the competitor launches are less successful. These scenarios result in contingent consideration liabilities that are materially lower and higher respectively. Notwithstanding this, we believe that the Group has a reasonable basis for its determination of the fair value at 31 December 2015 and that the value reflects management’s best estimates.

We validated that the methodology was consistent with previous years, and that where certain inputs were changed, such as discount and tax rates, we validated that appropriate triggers occurred in 2015 to support such changes. We also verified that the updated assumptions were reasonable. We also validated that the Group’s disclosures in respect of this liability, including the disclosure of estimation uncertainty and its impact on the fair value of the liability are reasonable.

Uncertain tax positions

Refer to Notes 3 and 14 in the Group financial statements.

The Group operates in a complex multinational tax environment and there are open tax and transfer pricing matters with UK and overseas tax authorities. In addition, from time to time the Group enters into transactions with complicated accounting and tax consequences, including the three-part transaction with Novartis in 2015. Judgement is required in assessing the level of provisions required in respect of uncertain tax positions. At 31 December 2015, the Group has recognised provisions of £1,687 million in respect of uncertain tax positions (2014 – £1,344 million).

In conjunction with our UK, US, international tax and transfer pricing specialists, we evaluated and challenged management’s judgements in respect of estimates of tax exposures and contingencies in order to assess the adequacy of the Group’s tax provisions. This included obtaining and evaluating certain third party tax opinions that the Group has obtained to assess the appropriateness of any assumptions used.

In understanding and evaluating management’s judgements, we considered the status of recent and current tax authority audits and enquiries, the outturn of previous claims, judgemental positions taken in tax returns and current year estimates and developments in the tax environment. From the evidence obtained, we considered the level of provisioning to be acceptable in the context of the Group financial statements taken as a whole. However, we noted that the assumptions and judgements that are required to formulate the provisions mean that the range of possible outcomes is broad.

134  GSK Annual Report 2015

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the Group financial statements as a whole, taking into account the geographic structure of the Group, the accounting processes and controls and the industry in which the Group operates.

The Group financial statements are a consolidation of over 500 reporting components. We identified 28 reporting components that, in our view, required an audit of their complete financial information due to their size or risk characteristics. Specific audit procedures over significant balances and transactions were performed at a further 39 reporting components to give appropriate coverage of material balances. Where these reporting components are supported by shared financial service centres, these centres were also included in Group audit scope. None of the reporting components not included in our Group audit scope individually contributed more than 2% to consolidated revenue, profit before tax or adjusted profit before tax.

Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those reporting component units. As a result, nine overseas components were visited by senior members of the Group audit team, including each of the Group’s financially significant components in the US (which are visited at least annually) alongside Belgium, Japan, Switzerland, Germany and India. We also held a two day audit planning workshop in London attended by 34 of our component teams, largely focused on the impact of the three-part transaction with Novartis alongside other planning and risk assessment activities. In addition, we visited four of the shared service centres supporting reporting components in Group audit scope. For those components in Group audit scope where a site visit was not undertaken, our involvement included regular dialogue with our component teams, review of component auditor work papers and participation in certain component audit clearance meetings.

Further specific audit procedures over central functions, the Group consolidation and areas of significant judgement (including taxation, goodwill, intangible assets, treasury, post-retirement benefits, litigation and the elimination of unrealised intercompany profit in inventory) were directly led by the Group audit team.

Taken together, the territories and functions where we performed our audit work accounted for 65% of consolidated revenue, 80% of consolidated profit before tax and 76% of adjusted profit before tax. This was before considering the contribution to our audit evidence from performing audit work at the divisional and Group levels, including testing of monitoring controls and disaggregated analytical review procedures, which covers a significant portion of the Group’s smaller and lower risk components that were not directly included in our Group audit scope. In addition, we obtained audit evidence over certain out-of-scope components through the procedures we undertook at the Group’s shared service centres, encompassing BPOs and BSCs, and over centralised IT infrastructure where these processes are standardised.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Overall group materiality	£200 million (2014 – £215 million).
How we determined it

Approximately 4% of profit before tax (£10,526 million), adding back certain non-recurring items including the re-measurement charge for the Shionogi-ViiV Healthcare contingent consideration (£1,874 million), the re-measurement charge of the Consumer Healthcare put option (£83 million), major restructuring costs (£1,896 million), legal costs (£221 million), equity investment impairments (£263 million) and impairment of intangible assets (£206 million) and deducting non-recurring net income relating to major acquisition and disposal activity (net £10,599 million).

Rationale for benchmark applied

The Group’s principal measure of earnings comprises core results, which adds back to statutory results a number of items of income and expenditure including those detailed above. Management uses this measure as it believes that it eliminates the volatility inherent in one-off items. We took this measure into account in determining our materiality, except that we did not adjust profit before tax to add back amortisation of intangible assets and certain other smaller non-core items as in our view these are recurring items which do not introduce volatility to the Group’s earnings. Materiality is lower than last year primarily due to the effect of lower profits in 2015.

We agreed with the Audit & Risk Committee that we would report to it misstatements identified during our audit above £10 million (2014 – £10 million) as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

Going concern

Under the Listing Rules, we are required to review the directors’ statement, set out on page 130, in relation to going concern. We have nothing to report having performed our review.

Under ISAs (UK & Ireland), we are also required to report to you if we have anything material to add or to draw attention to in relation to the directors’ statement about whether they considered it appropriate to adopt the going concern basis in preparing the Group financial statements. We have nothing material to add or to draw attention to.

As noted in the directors’ statement, the directors have concluded that it is appropriate to adopt the going concern basis in preparing the Group financial statements. The going concern basis presumes that the Group has adequate resources to remain in operation, and that the directors intend it to do so, for at least one year from the date the Group financial statements were signed. As part of our audit, we have concluded that the directors’ use of the going concern basis is appropriate.

However, because not all future events or conditions can be predicted, these statements are not a guarantee as to the Group’s ability to continue as a going concern.

GSK Annual Report 2015 135

Independent Auditors’ report continued

Other required reporting

Consistency of other information

Companies Act 2006 opinion

In our opinion, the information given in the Strategic Report and the Directors’ Report for the financial year for which the Group financial statements are prepared is consistent with the Group financial statements.

ISAs (UK & Ireland) reporting
Under ISAs (UK & Ireland), we are required to report to you if, in our opinion:
¡ information in the Annual Report is: – materially inconsistent with the information in the audited Group financial statements; or	We have no exceptions to report.
– apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Group acquired in the course of performing our audit; or
– otherwise misleading.

¡   the statement given by the directors on page 130, in accordance with provision C.1.1 of the UK Corporate Governance Code (the ‘Code’), that they consider the Annual Report taken as a whole to be fair, balanced and understandable and provides the information necessary for members to assess the Group’s position and performance, business model and strategy is materially inconsistent with our knowledge of the Group acquired in the course of performing our audit.

We have no exceptions to report.

¡   the section of the Annual Report on page 88, as required by provision C.3.8 of the Code, describing the work of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee.

We have no exceptions to report.
The directors’ assessment of the prospects of the Group and of the principal risks that would threaten the solvency or liquidity of the Group
Under ISAs (UK & Ireland) we are required to report to you if we have anything material to add or to draw attention to in relation to:

¡   the directors’ confirmation in the Annual Report, in accordance with provision C.2.1 of the Code, that they have carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity.

We have nothing material to add or to draw attention to.
¡ the disclosures in the Annual Report that describe those risks and explain how they are being managed or mitigated.	We have nothing material to add or to draw attention to.

¡   the directors’ explanation in the Annual Report, in accordance with provision C.2.2 of the Code, as to how they have assessed the prospects of the Group, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

We have nothing material to add or to draw attention to.

Under the Listing Rules, we are required to review the directors’ statement that they have carried out a robust assessment of the principal risks facing the Group and the directors’ statement in relation to the longer-term viability of the Group, set out on page 52. Our review was substantially less in scope than an audit and only consisted of making enquiries and considering the directors’ process supporting their statements; checking that the statements are in alignment with the relevant provisions of the Code; and considering whether the statements are consistent with the knowledge acquired by us in the course of performing our audit. We have nothing to report having performed our review.

Adequacy of information and explanations received

Under the Companies Act 2006, we are required to report to you if, in our opinion, we have not received all the information and explanations we require for our audit. We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006, we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Corporate governance statement

Under the Listing Rules, we are required to review the part of the Corporate Governance Statement relating to ten further provisions of the UK Corporate Governance Code. We have nothing to report having performed our review.

136  GSK Annual Report 2015

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the directors’ statement of responsibilities set out on page 130, the directors are responsible for the preparation of the Group financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the Group financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

¡	whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed;

¡	the reasonableness of significant accounting estimates made by the directors; and

¡	the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies, we consider the implications for our report.

Other matters

We have reported separately on the parent company financial statements of GlaxoSmithKline plc for the year ended 31 December 2015 and on the information in the directors’ Remuneration Report that is described as having been audited.

The company has passed a resolution in accordance with section 506 of the Companies Act 2006 that the senior statutory auditor’s name should not be stated.

PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

16 March 2016

Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

GSK Annual Report 2015 137

Financial statements

Consolidated income statement

for the year ended 31 December 2015

Notes	2015 £m	2014 £m	2013 £m
Turnover	6	23,923	23,006	26,505
Cost of sales	(8,853)	(7,323)	(8,585)
Gross profit	15,070	15,683	17,920
Selling, general and administration	(9,232)	(8,246)	(8,480)
Research and development	(3,560)	(3,450)	(3,923)
Royalty income	329	310	387
Other operating income	7	7,715	(700)	1,124
Operating profit	8	10,322	3,597	7,028

Finance income	11	104	68	61
Finance expense	12	(757)	(727)	(767)
Profit on disposal of interest in associates	843	–	282
Share of after tax profits of associates and joint ventures	13	14	30	43
Profit before taxation	10,526	2,968	6,647

Taxation	14	(2,154)	(137)	(1,019)

Profit after taxation for the year	8,372	2,831	5,628

(Loss)/profit attributable to non-controlling interests	(50)	75	192
Profit attributable to shareholders	8,422	2,756	5,436
8,372	2,831	5,628

Basic earnings per share (pence)	15	174.3	p	57.3	p	112.5	p
Diluted earnings per share (pence)	15	172.3	p	56.7	p	110.5	p

Consolidated statement of comprehensive income for the year ended 31 December 2015
2015 £m	2014 £m	2013 £m
Profit for the year	8,372	2,831	5,628

Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	34	(618)	(497)	(255)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	34	–	(219)	–
Deferred tax on exchange movements	–	(2)	–
Fair value movements on available-for-sale investments	416	29	367
Deferred tax on fair value movements on available-for-sale investments	(91)	(78)	(29)
Reclassification of fair value movements on available-for-sale investments	(346)	(155)	(38)
Deferred tax reversed on reclassification of available-for-sale investments	36	58	7
Fair value movements on cash flow hedges	2	5	(9)
Deferred tax on fair value movements on cash flow hedges	–	(1)	1
Reclassification of cash flow hedges to income statement	2	(5)	2
Share of other comprehensive income of associates and joint ventures	(77)	18	15
(676)	(847)	61

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	8	16	(35)
Remeasurement gains/(losses) on defined benefit plans	261	(1,181)	847
Deferred tax on remeasurement gains/(losses) in defined benefit plans	(80)	262	(286)
189	(903)	526

Other comprehensive (expense)/income for the year	34	(487)	(1,750)	587

Total comprehensive income for the year	7,885	1,081	6,215

Total comprehensive income for the year attributable to:
Shareholders	7,927	990	6,058
Non-controlling interests	(42)	91	157
Total comprehensive income for the year	7,885	1,081	6,215

138  GSK Annual Report 2015

Consolidated balance sheet

as at 31 December 2015

	Notes	2015 £m	2014 £m
Non-current assets
Property, plant and equipment	17	9,668	9,052
Goodwill	18	5,162	3,724
Other intangible assets	19	16,672	8,320
Investments in associates and joint ventures	20	207	340
Other investments	21	1,255	1,114
Deferred tax assets	14	2,905	2,688
Other non-current assets	22	990	735
Total non-current assets		36,859	25,973

Current assets
Inventories	23	4,716	4,231
Current tax recoverable	14	180	138
Trade and other receivables	24	5,615	4,600
Derivative financial instruments	41	125	146
Liquid investments	31	75	69
Cash and cash equivalents	25	5,830	4,338
Assets held for sale	26	46	1,156
Total current assets		16,587	14,678
Total assets		53,446	40,651

Current liabilities
Short-term borrowings	31	(1,308)	(2,943)
Trade and other payables	27	(9,191)	(7,958)
Derivative financial instruments	41	(153)	(404)
Current tax payable	14	(1,421)	(945)
Short-term provisions	29	(1,344)	(1,045)
Total current liabilities		(13,417)	(13,295)

Non-current liabilities
Long-term borrowings	31	(15,324)	(15,841)
Deferred tax liabilities	14	(1,522)	(445)
Pensions and other post-employment benefits	28	(3,229)	(3,179)
Other provisions	29	(420)	(545)
Derivative financial instruments	41	–	(9)
Other non-current liabilities	30	(10,656)	(2,401)
Total non-current liabilities		(31,151)	(22,420)
Total liabilities		(44,568)	(35,715)
Net assets		8,878	4,936

Equity
Share capital	33	1,340	1,339
Share premium account	33	2,831	2,759
Retained earnings	34	(1,397)	(2,074)
Other reserves	34	2,340	2,239
Shareholders’ equity		5,114	4,263
Non-controlling interests		3,764	673
Total equity		8,878	4,936

The financial statements on pages 138 to 210 were approved by the Board on 16 March 2016 and signed on its behalf by

Philip Hampton

Chairman

GSK Annual Report 2015 139

Financial statements continued

Consolidated statement of changes in equity

for the year ended 31 December 2015

	Shareholders’ equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Total £m	Non- controlling interests £m	Total equity £m
At 1 January 2013	1,349	2,022	642	1,787	5,800	937	6,737

Profit for the year	–	–	5,436	–	5,436	192	5,628
Other comprehensive income/(expense) for the year	–	–	316	306	622	(35)	587
Total comprehensive income for the year	–	–	5,752	306	6,058	157	6,215

Distributions to non-controlling interests	–	–	–	–	–	(238)	(238)
Dividends to shareholders	–	–	(3,680)	–	(3,680)	–	(3,680)
Changes in non-controlling interests	–	–	(584)	–	(584)	(41)	(625)
Ordinary Shares issued	12	573	–	–	585	–	585
Ordinary Shares purchased and cancelled or held as Treasury shares	(25)	–	(1,504)	25	(1,504)	–	(1,504)
Ordinary Shares acquired by ESOP Trusts	–	–	–	(45)	(45)	–	(45)
Write-down of shares held by ESOP Trusts	–	–	(80)	80	–	–	–
Share-based incentive plans	–	–	294	–	294	–	294
Tax on share-based incentive plans	–	–	73	–	73	–	73
At 31 December 2013	1,336	2,595	913	2,153	6,997	815	7,812

Profit for the year	–	–	2,756	–	2,756	75	2,831
Other comprehensive (expense)/income for the year	–	–	(1,626)	(140)	(1,766)	16	(1,750)
Total comprehensive income/(expense) for the year	–	–	1,130	(140)	990	91	1,081

Distributions to non-controlling interests	–	–	–	–	–	(205)	(205)
Dividends to shareholders	–	–	(3,843)	–	(3,843)	–	(3,843)
Changes in non-controlling interests	–	–	(58)	–	(58)	(28)	(86)
Forward contract relating to non-controlling interest	–	–	–	21	21	–	21
Ordinary Shares issued	3	164	–	–	167	–	167
Ordinary Shares purchased and cancelled or held as Treasury shares	–	–	(238)	–	(238)	–	(238)
Ordinary Shares acquired by ESOP Trusts	–	–	150	(245)	(95)	–	(95)
Write-down of shares held by ESOP Trusts	–	–	(450)	450	–	–	–
Share-based incentive plans	–	–	326	–	326	–	326
Tax on share-based incentive plans	–	–	(4)	–	(4)	–	(4)
At 31 December 2014	1,339	2,759	(2,074)	2,239	4,263	673	4,936

Profit/(loss) for the year	–	–	8,422	–	8,422	(50)	8,372
Other comprehensive (expense)/income for the year	–	–	(520)	25	(495)	8	(487)
Total comprehensive income/(expense) for the year	–	–	7,902	25	7,927	(42)	7,885

Distributions to non-controlling interests	–	–	–	–	–	(237)	(237)
Dividends to shareholders	–	–	(3,874)	–	(3,874)	–	(3,874)
Gains on transfer of net assets into Consumer Healthcare Joint Venture	–	–	2,891	–	2,891	–	2,891
Consumer Healthcare Joint Venture put option	–	–	(6,204)	–	(6,204)	–	(6,204)
Changes in non-controlling interests	–	–	–	–	–	3,370	3,370
Loss on transfer of equity investment to investment in associate	–	–	(229)	–	(229)	–	(229)
Ordinary Shares issued	1	72	–	–	73	–	73
Ordinary Shares acquired by ESOP Trusts	–	–	–	(99)	(99)	–	(99)
Write-down of shares held by ESOP Trusts	–	–	(175)	175	–	–	–
Share-based incentive plans	–	–	356	–	356	–	356
Tax on share-based incentive plans	–	–	10	–	10	–	10
At 31 December 2015	1,340	2,831	(1,397)	2,340	5,114	3,764	8,878

140  GSK Annual Report 2015

Consolidated cash flow statement

for the year ended 31 December 2015

	Notes	2015 £m	2014 £m	2013 £m
Cash flow from operating activities
Profit after taxation for the year		8,372	2,831	5,628
Adjustments reconciling profit after tax to operating cash flows	36	(3,741)	3,453	2,871
Cash generated from operations		4,631	6,284	8,499
Taxation paid		(2,062)	(1,108)	(1,277)
Net cash inflow from operating activities		2,569	5,176	7,222

Cash flow from investing activities
Purchase of property, plant and equipment		(1,380)	(1,188)	(1,188)
Proceeds from sale of property, plant and equipment		72	39	46
Purchase of intangible assets		(521)	(563)	(513)
Proceeds from sale of intangible assets		236	330	136
Purchase of equity investments		(82)	(83)	(133)
Proceeds from sale of equity investments		357	205	59
Purchase of businesses, net of cash acquired	38	(3,541)	(104)	(247)
Disposal of businesses	38	10,246	225	1,851
Investments in associates and joint ventures	20	(16)	(9)	(8)
Proceeds from disposal of subsidiary and interest in associate		564	1	429
(Increase)/decrease in liquid investments		(2)	1	15
Interest received		99	63	59
Dividends from associates and joint ventures		5	5	18
Net cash inflow/(outflow) from investing activities		6,037	(1,078)	524

Cash flow from financing activities
Shares acquired by ESOP Trusts		(99)	(95)	(45)
Issue of share capital	33	73	167	585
Purchase of own shares for cancellation or to be held as Treasury shares		–	(238)	(1,504)
Purchase of non-controlling interests		–	(679)	(588)
Increase in long-term loans		–	1,960	1,913
Repayment of short-term loans		(2,412)	(1,709)	(1,872)
Net repayment of obligations under finance leases		(25)	(23)	(31)
Interest paid		(762)	(707)	(749)
Dividends paid to shareholders		(3,874)	(3,843)	(3,680)
Distributions to non-controlling interests		(237)	(205)	(238)
Other financing cash flows		233	(13)	(64)
Net cash outflow from financing activities		(7,103)	(5,385)	(6,273)

Increase/(decrease) in cash and bank overdrafts	37	1,503	(1,287)	1,473

Cash and bank overdrafts at beginning of year		4,028	5,231	3,906
Exchange adjustments		(45)	84	(148)
Increase/(decrease) in cash and bank overdrafts		1,503	(1,287)	1,473
Cash and bank overdrafts at end of year		5,486	4,028	5,231

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents		5,830	4,338	5,534
Overdrafts		(344)	(310)	(303)
		5,486	4,028	5,231

GSK Annual Report 2015 141

Notes to the financial statements

1 Presentation of the financial statements

Description of business

GSK is a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products including vaccines, over-the-counter (OTC) medicines and health-related consumer products. GSK’s principal pharmaceutical products include medicines in the following therapeutic areas: respiratory, anti-virals, central nervous system, cardiovascular and urogenital, metabolic, anti-bacterials, dermatology, rare diseases, immuno-inflammation, vaccines and HIV.

Compliance with applicable law and IFRS

The financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union.

The financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board.

Composition of financial statements

The consolidated financial statements are drawn up in Sterling, the functional currency of GlaxoSmithKline plc, and in accordance with IFRS accounting presentation. The financial statements comprise:

▪	Consolidated income statement

▪	Consolidated statement of comprehensive income

▪	Consolidated balance sheet

▪	Consolidated statement of changes in equity

▪	Consolidated cash flow statement

▪	Notes to the financial statements.

Composition of the Group

A list of the subsidiary and associated undertakings which, in the opinion of the Directors, principally affected the amount of profit or the net assets of the Group is given in Note 44, ‘Principal Group companies’.

Accounting principles and policies

The financial statements have been prepared using the historical cost convention modified by the revaluation of certain items, as stated in the accounting policies, and on a going concern basis.

The financial statements have been prepared in accordance with the Group’s accounting policies approved by the Board and described in Note 2, ‘Accounting principles and policies’. Information on the application of these accounting policies, including areas of estimation and judgement is given in Note 3, ‘Key accounting judgements and estimates’.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Implementation of new accounting standards

An amendment to IAS 19 ‘Defined benefit plans: Employee contribution’ was issued in November 2013 and was implemented by GSK from 1 January 2015. The amendment provides additional guidance on the treatment of contributions to defined benefit plans from employees and third parties and has no material impact on the current period.

Financial period

These financial statements cover the financial year from 1 January to 31 December 2015, with comparative figures for the financial years from 1 January to 31 December 2014 and, where appropriate, from 1 January to 31 December 2013.

Parent company financial statements

The financial statements of the parent company, GlaxoSmithKline plc, have been prepared in accordance with UK GAAP and with UK accounting presentation. The company balance sheet is presented on page 213 and the accounting policies are given on page 214.

2 Accounting principles and policies

Consolidation

The consolidated financial statements include:

▪	the assets and liabilities, and the results and cash flows, of the company and its subsidiaries, including ESOP Trusts

▪	the Group’s share of the results and net assets of associates and joint ventures

▪	the Group’s share of assets, liabilities, revenue and expenses of joint operations.

The financial statements of entities consolidated are made up to 31 December each year.

Entities over which the Group has the power to direct the relevant activities so as to affect the returns to the Group, generally through control over the financial and operating policies, are accounted for as subsidiaries. Where the Group has the ability to exercise joint control over, and rights to the net assets of, entities, the entities are accounted for as joint ventures. Where the Group has the ability to exercise joint control over an arrangement, but has rights to specified assets and obligations for specified liabilities of the arrangement, the arrangement is accounted for as a joint operation. Where the Group has the ability to exercise significant influence over entities, they are accounted for as associates. The results and assets and liabilities of associates and joint ventures are incorporated into the consolidated financial statements using the equity method of accounting. The Group’s rights to assets, liabilities, revenue and expenses of joint operations are included in the consolidated financial statements in accordance with those rights and obligations.

Interests acquired in entities are consolidated from the date the Group acquires control and interests sold are de-consolidated from the date control ceases.

142  GSK Annual Report 2015

2 Accounting principles and

   policies continued

Transactions and balances between subsidiaries are eliminated and no profit before tax is taken on sales between subsidiaries until the products are sold to customers outside the Group. The relevant proportion of profits on transactions with joint ventures, joint operations and associates is also deferred until the products are sold to third parties. Transactions with non-controlling interests are recorded directly in equity. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.

Goodwill is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

Where the cost of acquisition is below the fair value of the net assets acquired, the difference is recognised directly in the income statement.

Business combinations

Business combinations are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration. Where the consideration transferred, together with the non-controlling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of acquisition are charged to the income statement in the period in which they are incurred.

Where not all of the equity of a subsidiary is acquired the non-controlling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

Foreign currency translation

Foreign currency transactions are booked in the functional currency of the Group company at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.

On consolidation, assets and liabilities, including related goodwill, of overseas subsidiaries, associates and joint ventures, are translated into Sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiaries, associates and joint ventures are translated into Sterling using average rates of exchange.

Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiaries, associates and joint ventures are translated into Sterling, less exchange differences arising on related foreign currency borrowings which hedge the Group’s net investment in these operations, are taken to a separate component of equity.

When translating into Sterling the assets, liabilities, results and cash flows of overseas subsidiaries, associates and joint ventures which are reported in currencies of hyper-inflationary economies, adjustments are made where material to reflect current price levels. Any loss on net monetary assets is charged to the consolidated income statement.

Revenue

Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received, title and risk of loss is passed to the customer, reliable estimates can be made of relevant deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.

Turnover represents net invoice value after the deduction of discounts and allowances given and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally generated information. Value added tax and other sales taxes are excluded from revenue.

Where the Group co-promotes a product and the counterparty records the sale, the Group records its share of revenue as co-promotion income within turnover. The nature of co-promotion activities is such that the Group records no costs of sales. Pharmaceutical turnover includes co-promotion revenue of £14 million (2014 – £22 million; 2013 – £37 million). In addition, initial or event-based milestone income (excluding royalty income) arising on development or marketing collaborations of the Group’s compounds or products with other parties is recognised in turnover. Milestone income of £nil is included in turnover (2014 – £57 million; 2013 – £78 million).

Royalty income is recognised on an accruals basis in accordance with the terms of the relevant licensing agreements.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Manufacturing start-up costs between validation and the achievement of normal production are expensed as incurred. Advertising and promotion expenditure is charged to the income statement as incurred. Shipment costs on inter-company transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure.

Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken.

GSK Annual Report 2015 143

Notes to the financial statements continued

2 Accounting principles and

   policies continued

Research and development

Research and development expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalised when the criteria for recognising an asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable. Property, plant and equipment used for research and development is capitalised and depreciated in accordance with the Group’s policy.

Environmental expenditure

Environmental expenditure related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible is charged to the income statement. The Group recognises its liability on a site-by-site basis when it can be reliably estimated. This liability includes the Group’s portion of the total costs and also a portion of other potentially responsible parties’ costs when it is probable that they will not be able to satisfy their respective shares of the clean-up obligation. Recoveries of reimbursements are recorded as assets when virtually certain.

Legal and other disputes

Provision is made for the anticipated settlement costs of legal or other disputes against the Group where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome. In addition, provision is made for legal or other expenses arising from claims received or other disputes. In respect of product liability claims related to certain products, there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. In certain cases, an incurred but not reported (IBNR) actuarial technique is used to determine this estimate.

The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included but no provision would be made. Costs associated with claims made by the Group against third parties are charged to the income statement as they are incurred.

Pensions and other post-employment benefits

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method and spread over the period during which benefit is expected to be derived from the employees’ services, consistent with the advice of qualified actuaries. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high quality corporate bonds. Pension scheme assets are measured at fair value at the balance sheet date.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries.

Actuarial gains and losses and the effect of changes in actuarial assumptions, are recognised in the statement of comprehensive income in the year in which they arise.

The Group’s contributions to defined contribution plans are charged to the income statement as incurred.

Employee share plans

Incentives in the form of shares are provided to employees under share option and share award schemes.

The fair values of these options and awards are calculated at their grant dates using a Black-Scholes option pricing model and charged to the income statement over the relevant vesting periods.

The Group provides finance to ESOP Trusts to purchase company shares to meet the obligation to provide shares when employees exercise their options or awards. Costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves. A transfer is made between other reserves and retained earnings over the vesting periods of the related share options or awards to reflect the ultimate proceeds receivable from employees on exercise.

Property, plant and equipment

Property, plant and equipment (PP&E) is stated at the cost of purchase or construction less provisions for depreciation and impairment. Financing costs are capitalised within the cost of qualifying assets in construction.

Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted, annually. The normal expected useful lives of the major categories of PP&E are:

Freehold buildings	20 to 50 years
Leasehold land and buildings	Lease term or 20 to 50 years
Plant and machinery	10 to 20 years
Equipment and vehicles	3 to 10 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

Leases

Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in PP&E or computer software and the capital elements of the leasing commitments are shown as obligations under finance leases. Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the lease rental is included in the income statement. All other leases are operating leases and the rental costs are charged to the income statement on a straight-line basis over the lease term.

Goodwill

Goodwill is stated at cost less impairments. Goodwill is deemed to have an indefinite useful life and is tested for impairment at least annually.

Where the fair value of the interest acquired in an entity’s assets, liabilities and contingent liabilities exceeds the consideration paid, this excess is recognised immediately as a gain in the income statement.

144  GSK Annual Report 2015

2 Accounting principles and policies continued

Other intangible assets

Intangible assets are stated at cost less provisions for amortisation and impairments.

Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, generally not exceeding 20 years, using the straight-line basis, from the time they are available for use. The estimated useful lives for determining the amortisation charge take into account patent lives, where applicable, as well as the value obtained from periods of non-exclusivity. Asset lives are reviewed, and where appropriate adjusted, annually. Contingent milestone payments are recognised at the point that the contingent event becomes probable. Any development costs incurred by the Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.

Acquired brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long term and where the brands either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives of up to 20 years, except where it is considered that the useful economic life is indefinite.

The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible fixed assets where the software or site supports a significant business system and the expenditure leads to the creation of a durable asset. ERP systems software is amortised over seven to ten years and other computer software over three to five years.

Impairment of non-current assets

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement in the year concerned.

Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortisation, had no impairments been recognised.

Investments in associates, joint ventures and joint operations

Investments in associates and joint ventures are carried in the consolidated balance sheet at the Group’s share of their net assets at date of acquisition and of their post-acquisition retained profits or losses together with any goodwill arising on the acquisition. The Group recognises its rights to assets, liabilities, revenue and expenses of joint operations.

Available-for-sale investments

Liquid investments and other investments are classified as available-for-sale investments and are initially recorded at fair value plus transaction costs and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in other comprehensive income. Impairments arising from the significant or prolonged decline in fair value of an equity investment reduce the carrying amount of the asset directly and are charged to the income statement.

On disposal or impairment of the investments, any gains and losses that have been deferred in other comprehensive income are reclassified to the income statement. Dividends on equity investments are recognised in the income statement when the Group’s right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Purchases and sales of equity investments are accounted for on the trade date and purchases and sales of other available-for-sale investments are accounted for on settlement date.

Inventories

Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is generally determined on a first in, first out basis. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product. Before that point a provision is made against the carrying value to its recoverable amount; the provision is then reversed at the point when a high probability of regulatory approval is determined.

Trade receivables

Trade receivables are carried at original invoice amount less any provisions for doubtful debts. Provisions are made where there is evidence of a risk of non-payment, taking into account ageing, previous experience and general economic conditions. When a trade receivable is determined to be uncollectable it is written off, firstly against any provision available and then to the income statement.

Subsequent recoveries of amounts previously provided for are credited to the income statement. Long-term receivables are discounted where the effect is material.

Borrowings

All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.

GSK Annual Report 2015 145

Notes to the financial statements continued

2 Accounting principles and

   policies continued

Taxation

Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date.

Derivative financial instruments and hedging

Derivative financial instruments are used to manage exposure to market risks. The principal derivative instruments used by GSK are foreign currency swaps, interest rate swaps, foreign exchange forward contracts and options. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are classified as held-for-trading and are carried in the balance sheet at fair value. Derivatives designated as hedging instruments are classified on inception as cash flow hedges, net investment hedges or fair value hedges.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in other comprehensive income are reclassified to the income statement when the hedged item affects profit or loss.

Net investment hedges are accounted for in a similar way to cash flow hedges.

Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Discounting

Where the time value of money is material, balances are discounted to current values using appropriate rates of interest. The unwinding of the discounts is recorded in finance income and finance expense.

3 Key accounting judgements and

   estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The following are considered to be the key accounting judgements and estimates made.

Turnover

Revenue is recognised when title and risk of loss is passed to the customer, reliable estimates can be made of relevant deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.

Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims some time after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience.

Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix.

The level of accrual is reviewed and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally generated information.

Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

Taxation

Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amounts and timing of future taxable profits. Factors affecting the tax charge in future years are set out in Note 14, ‘Taxation’. A 1% change in the Group’s effective tax rate in 2015 would have changed the total tax charge for the year by approximately £105 million.

The Group has open tax issues with a number of revenue authorities. Where an outflow of funds is believed to be probable and a reliable estimate of the outcome of the dispute can be made, management provides for its best estimate of the liability. In calculating any such liability GSK applies a risk based approach which takes into account, as appropriate, the probability that the Group would be able to obtain compensatory adjustments under international tax treaties. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as new facts emerge and each dispute progresses. GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. Where open issues exist the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings.

146  GSK Annual Report 2015

3 Key accounting judgements and

   estimates continued

Legal and other disputes

The Group provides for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgmental and could change substantially over time as new facts emerge and each dispute progresses. Details of the status and various uncertainties involved in the significant unresolved disputes are set out in Note 45, ‘Legal proceedings’.

The company’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements. In respect of product liability claims related to certain products there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included, but no provision would be made and no contingent liability can be quantified. At 31 December 2015 provisions for legal and other disputes amounted to £0.4 billion (2014 – £0.5 billion).

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements by a material amount.

Goodwill and other intangible asset impairments

Goodwill is deemed to have an indefinite life and so is not amortised. Annual impairment tests of the cash generating units to which goodwill is allocated are performed. Impairment tests are based on established market multiples or risk-adjusted future cash flows discounted using appropriate interest rates. The assumptions used in these impairment tests are set out in Note 18, ‘Goodwill’.

In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

Impairment tests on other intangible assets are undertaken if events occur which call into question the carrying values of the assets. Where brands and other intangible assets which are not yet available for use are not amortised, they are subject to annual impairment tests. Valuations for impairment tests are based on established market multiples or risk-adjusted future cash flows over the estimated useful life of the asset, where limited, discounted using appropriate interest rates as set out in Note 19, ‘Other intangible assets’.

The assumptions relating to future cash flows, estimated useful lives and discount rates are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment tests to change with a consequent adverse effect on the future results of the Group.

Business combinations

Any contingent consideration included in the consideration payable for a business combination is recorded at fair value at the date of acquisition. These fair values are generally based on risk-adjusted future cash flows discounted using appropriate interest rates. The fair values are reviewed on a regular basis, at least annually, and any changes are reflected in the income statement.

At 31 December 2015, the liability for contingent consideration amounted to £3,855 million (2014 – £1,724 million) (see Note 38, ‘Acquisitions and disposals’). Of this amount, £3,409 million (2014 – £1,684 million) arose on the acquisition of the former Shionogi-ViiV Healthcare joint venture in 2012 and £405 million arose on the acquisition of the Vaccines business from Novartis in 2015.

During 2015, the Group granted a put option to Novartis in respect of Novartis’ shareholding in the Consumer Healthcare Joint Venture. In certain circumstances, Novartis has the right to require GSK to acquire its 36.5% shareholding in the Consumer Healthcare Joint Venture at a market-based valuation. This right is exercisable in certain windows from 2018 to 2035 and may be exercised either in respect of Novartis’ entire shareholding or in up to four instalments. GSK has recognised a financial liability of £6,287 million in Other non-current liabilities at 31 December 2015. This represents the present value of the estimated amount payable by GSK in the event of full exercise of the right by Novartis and is calculated by applying market-based multiples to forecast future profits in accordance with the shareholder agreements. Sensitivity analysis is given in Note 30, ‘Other non-current liabilities’.

The assumptions relating to future cash flows and discount rates are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these projections or the market-based multiples to change with a consequent adverse effect on the future results of the Group.

Pensions and other post-employment benefits

The costs of providing pensions and other post-employment benefits are charged to the income statement in accordance with IAS 19 ‘Employee benefits’ over the period during which benefit is derived from the employee’s services. The costs are assessed on the basis of assumptions selected by management. These assumptions include future earnings and pension increases, discount rates, expected long-term rates of return on assets and mortality rates, and are disclosed in Note 28, ‘Pensions and other post-employment benefits’. Where a surplus on a defined benefit scheme arises, or there is potential for a surplus to arise from committed future contributions, the rights of the Trustees to prevent the Group obtaining a refund of that surplus in the future are considered in determining whether it is necessary to restrict the amount of the surplus that is recognised.

The expected long-term rates of return on bonds are determined based on the portfolio mix of index-linked, government and corporate bonds. An equity risk premium is added to this for equities.

Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Sensitivity analysis is provided in Note 28, ‘Pensions and other post-employment benefits’, but a 0.25% reduction in the discount rate would lead to an increase in the net pension deficit of approximately £630 million and an increase in the annual pension cost of approximately £24 million. The selection of different assumptions could affect the future results of the Group.

GSK Annual Report 2015 147

Notes to the financial statements continued

4 New accounting requirements

The following new and amended accounting standards have been issued by the IASB and are likely to affect future Annual Reports. The amendment to IFRS 11 is not expected to have a material impact on the results and financial position of the Group. The impacts of IFRS 15, IFRS 9 and IFRS 16 on the results and financial position of the Group are currently being assessed.

An amendment to IFRS 11 ‘Joint arrangements’ was issued in May 2014 and will be implemented by the Group from 1 January 2016. The amendment requires the acquisition of a joint operation that meets the definition of a business to be accounted for in accordance with IFRS 3 ‘Business combinations’.

IFRS 15 ‘Revenue from contracts with customers’ was issued in May 2014 and will be implemented by the Group from 1 January 2018. The Standard provides a single, principles-based approach to the recognition of revenue from all contracts with customers. It focuses on the identification of performance obligations in a contract and requires revenue to be recognised when or as those performance obligations are satisfied.

IFRS 9 ‘Financial instruments’ was issued in its final form in July 2014 and will be implemented by the Group from 1 January 2018. The Standard will replace the majority of IAS 39 and covers the classification, measurement and derecognition of financial assets and financial liabilities, impairment of financial assets and provides a new hedge accounting model.

IFRS 16 ‘Leases’ was issued in January 2016 and will be implemented by the Group from 1 January 2019. The Standard will replace IAS 17 ‘Leases’ and will require lease liabilities and right of use assets to be recognised on the balance sheet for almost all leases.

5 Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associated undertakings into Sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations and the relevant exchange rates were:

	2015	2014	2013
Average rates:
US$/£	1.53	1.65	1.57
Euro/£	1.37	1.24	1.18
Yen/£	185	175	153

Period end rates:
US$/£	1.47	1.56	1.66
Euro/£	1.36	1.29	1.20
Yen/£	177	187	174

148  GSK Annual Report 2015

6 Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). The completion of the Novartis transaction on 2 March 2015 has changed the balance of the Group and GSK has changed its segment reporting to reflect this. With effect from 1 January 2015, GSK has reported results under five segments: Global Pharmaceuticals, HIV, Pharmaceuticals R&D, Vaccines and Consumer Healthcare and individual members of the CET are responsible for each segment. Comparative information has been restated accordingly. In addition, the 2013 segment turnover and profit have been restated to exclude the divestments completed in 2013.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

The Pharmaceuticals R&D segment is the responsibility of the Head of Research & Development and is reported as a separate segment.

Corporate and other unallocated turnover and costs include the results of several Vaccines and Consumer Healthcare products which were held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

From 1 January 2016, the Global Pharmaceuticals and HIV segments will be combined as one operating segment: Pharmaceuticals.

Turnover by segment	2015 £m	2014 (restated) £m	2013 (restated) £m
Global Pharmaceuticals	11,844	13,950	15,983
HIV	2,322	1,498	1,386
Pharmaceuticals	14,166	15,448	17,369
Vaccines	3,657	3,159	3,384
Consumer Healthcare	6,028	4,312	4,703
Segment turnover	23,851	22,919	25,456
Corporate and other unallocated turnover	72	87	146
	23,923	23,006	25,602
Divestments completed in 2013	–	–	903
	23,923	23,006	26,505

Global Pharmaceuticals turnover by therapeutic area	2015 £m	2014 (restated) £m	2013 (restated) £m
Respiratory	5,741	6,168	7,259
Cardiovascular, metabolic and urology	858	965	1,073
Immuno-inflammation	263	214	161
Oncology	255	1,202	969
Other pharmaceuticals	2,199	2,390	2,652
Established Products	2,528	3,011	3,869
	11,844	13,950	15,983

GSK Annual Report 2015 149

Notes to the financial statements continued

6 Segment information continued

Consumer Healthcare turnover by category	2015 £m	2014 (restated) £m	2013 (restated) £m
Wellness	2,970	1,565	1,807
Oral care	1,866	1,797	1,884
Nutrition	684	633	627
Skin health	508	317	385
	6,028	4,312	4,703

During 2015, the US elements of Global Pharmaceuticals, HIV and Vaccines made sales to three wholesalers of approximately £1,574 million (2014 – £1,478 million; 2013 – £2,071 million), £2,471 million (2014 – £2,315 million; 2013 – £2,658 million) and £1,602 million (2014 – £1,627 million; 2013 – £1,695 million) respectively, after allocating final-customer discounts to the wholesalers.

Segment profit	2015 £m	2014 (restated) £m	2013 (restated) £m
Global Pharmaceuticals	4,733	6,388	7,976
HIV	1,686	977	885
Pharmaceuticals R&D	(2,168)	(2,326)	(2,804)
Pharmaceuticals	4,251	5,039	6,057
Vaccines	966	997	963
Consumer Healthcare	680	491	650
Segment profit	5,897	6,527	7,670
Corporate and other unallocated costs	(168)	67	101
Other reconciling items between segment profit and operating profit	4,593	(2,997)	(743)
Operating profit	10,322	3,597	7,028

Finance income	104	68	61
Finance costs	(757)	(727)	(767)
Profit on disposal of interest in associates	843	–	282
Share of after tax profits of associates and joint ventures	14	30	43
Profit before taxation	10,526	2,968	6,647
Taxation	(2,154)	(137)	(1,019)
Profit after taxation for the year	8,372	2,831	5,628

Other reconciling items between segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets, major restructuring charges, legal charges and expenses on the settlement of litigation and government investigations, disposals of businesses, products and associates and certain other items related to major acquisition and disposal activity.

Depreciation and amortisation by segment	2015 £m	2014 (restated) £m	2013 (restated) £m
Global Pharmaceuticals	302	298	290
HIV	1	4	2
Pharmaceuticals R&D	238	161	171
Pharmaceuticals	541	463	463
Vaccines	253	224	217
Consumer Healthcare	140	105	74
Segment depreciation and amortisation	934	792	754
Corporate and other unallocated depreciation and amortisation	145	112	109
Other reconciling items between segment depreciation and amortisation and total depreciation and amortisation	551	580	551
Total depreciation and amortisation	1,630	1,484	1,414

150  GSK Annual Report 2015

6 Segment information continued

PP&E, intangible asset and goodwill impairment by segment	2015 £m	2014 (restated) £m	2013 (restated) £m
Global Pharmaceuticals	57	52	35
HIV	–	2	–
Pharmaceuticals R&D	105	24	22
Pharmaceuticals	162	78	57
Vaccines	17	1	2
Consumer Healthcare	5	16	11
Segment impairment	184	95	70
Corporate and other unallocated impairment	18	3	–
Other reconciling items between segment impairment and total impairment	385	153	799
Total impairment	587	251	869

PP&E and intangible asset impairment reversals by segment	2015 £m	2014 (restated) £m	2013 (restated) £m
Global Pharmaceuticals	(8)	(39)	(18)
HIV	–	–	–
Pharmaceuticals R&D	(10)	(23)	(2)
Pharmaceuticals	(18)	(62)	(20)
Vaccines	–	–	–
Consumer Healthcare	(4)	(14)	(4)
Segment impairment reversals	(22)	(76)	(24)
Corporate and other unallocated impairment reversals	(2)	–	–
Total impairment reversals	(24)	(76)	(24)

Net assets by segment	2015 £m	2014 (restated) £m
Global Pharmaceuticals	7,257	10,736
HIV	(1,536)	301
Pharmaceuticals R&D	615	542
Pharmaceuticals	6,336	11,579
Vaccines	8,884	5,681
Consumer Healthcare	4,154	3,110
Segment net operating assets	19,374	20,370
Corporate and other unallocated net operating assets	(136)	(3,722)
Net operating assets	19,238	16,648

Net debt	(10,727)	(14,377)
Investments in associates and joint ventures	207	340
Derivative financial instruments	(28)	(267)
Current and deferred taxation	142	1,436
Assets held for sale	46	1,156
Net assets	8,878	4,936

The HIV segment includes the Shionogi-ViiV Healthcare contingent consideration liability of £3,409 million (2014 – £1,684 million). The Consumer Healthcare segment includes the put option liability of £6,287 million (2014 – £nil).

GSK Annual Report 2015 151

Notes to the financial statements continued

6 Segment information continued

Geographical information

The UK is regarded as being the Group’s country of domicile.

Turnover by location of customer	2015 £m	2014 (restated) £m	2013 (restated) £m
UK	1,106	1,100	1,480
US	8,222	7,409	8,770
International	14,595	14,497	16,255
External turnover	23,923	23,006	26,505

Turnover by location of subsidiary	2015 £m	2014 £m	2013 £m
UK	3,146	3,518	4,174
US	13,273	10,768	11,684
International	17,385	17,227	18,515
Turnover including inter-segment turnover	33,804	31,513	34,373
UK	1,751	1,994	1,772
US	4,934	3,432	3,026
International	3,196	3,081	3,070
Inter-segment turnover	9,881	8,507	7,868
UK	1,395	1,524	2,402
US	8,339	7,336	8,658
International	14,189	14,146	15,445
External turnover	23,923	23,006	26,505

Operating profit by location	2015 £m	2014 £m	2013 £m
UK	8,243	414	568
US	4,307	1,375	3,063
International	(2,228)	1,808	3,397
Total operating profit	10,322	3,597	7,028

Non-current assets by location	2015 £m	2014 £m
UK	6,967	6,688
US	7,524	6,512
International	17,474	8,431
Non-current assets	31,965	21,631

Non-current assets by location excludes amounts relating to other investments, deferred tax assets, derivative financial instruments, pension assets, amounts receivable under insurance contracts and certain other non-current receivables.

152  GSK Annual Report 2015

7 Other operating income

	2015 £m	2014 £m	2013 £m
Impairment of equity investments	(263)	(25)	(70)
Disposal of equity investments	342	155	38
Disposal of businesses and assets	9,661	244	1,413
Fair value remeasurements on contingent consideration recognised in business combinations	(1,965)	(770)	(251)
Remeasurement of Consumer Healthcare put option liability	(83)	–	–
Fair value adjustments on derivative financial instruments	2	(313)	12
Other income/(expense)	21	9	(18)
	7,715	(700)	1,124

Disposal of businesses and assets in 2015 included the disposal of the Oncology business to Novartis for £9,228 million and £200 million for the divestment of ofatumumab, and in 2014 included the gain on the disposal of Treximet. Fair value remeasurements on contingent consideration recognised in business combinations comprised £1,874 million related to the acquisition of the former Shionogi-ViiV Healthcare joint venture and £91 million, net of hedging gains, related to the acquisition of the Vaccines business from Novartis.

Fair value adjustments on derivative financial instruments arise from foreign exchange forward contracts and options taken out to hedge against foreign currency movements when sales and purchases are denominated in foreign currencies (see Note 41, ‘Financial instruments and related disclosures’). In 2014 this included an unrealised loss of £299 million arising from a number of forward exchange contracts entered into following announcement of the proposed Novartis transaction to protect the Sterling value of the net US dollar proceeds due to the Group on completion of the transaction.

GSK Annual Report 2015 153

Notes to the financial statements continued

8 Operating profit

The following items have been included in operating profit:	2015 £m	2014 £m	2013 £m
Employee costs (Note 9)	8,030	7,520	7,591
Advertising	1,059	671	808
Distribution costs	376	325	371
Depreciation of property, plant and equipment	892	780	732
Impairment of property, plant and equipment, net of reversals	346	18	100
Amortisation of intangible assets	738	704	682
Impairment of intangible assets, net of reversals	217	157	745
Net foreign exchange losses/(gains)	47	(18)	41
Inventories:
Cost of inventories included in cost of sales	7,602	6,334	7,290
Write-down of inventories	488	389	338
Reversal of prior year write-down of inventories	(65)	(169)	(43)
Operating lease rentals:
Minimum lease payments	101	133	127
Contingent rents	8	8	12
Sub-lease payments	7	5	2
Fees payable to the company’s auditor and its associates in relation to the Group (see below)	32.5	33.7	25.7

The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

Included within operating profit are major restructuring charges of £1,891 million (2014 – £750 million; 2013 – £517 million), see Note 10, ‘Major restructuring costs’.

Fees payable to the company’s auditor and its associates:	2015 £m	2014 £m	2013 £m
Audit of parent company and consolidated financial statements	7.1	4.9	5.1
Audit of the company’s subsidiaries	16.1	11.2	11.0
Audit-related assurance services, including attestation under s.404 of Sarbanes-Oxley Act 2002	4.3	4.0	3.9
Audit and audit-related services	27.5	20.1	20.0
Taxation compliance	0.3	0.6	0.6
Taxation advice	3.2	4.5	3.3
Other assurance services	1.1	8.0	1.5
All other services	0.4	0.5	0.3
	32.5	33.7	25.7

In addition to the above, fees paid in respect of the GSK pension schemes were:

	2015 £m	2014 £m	2013 £m
Audit	0.3	0.3	0.4
Other services	–	–	–

154  GSK Annual Report 2015

9 Employee costs

	2015 £m	2014 £m	2013 £m
Wages and salaries	6,132	5,879	6,262
Social security costs	633	639	685
Pension and other post-employment costs, including augmentations (Note 28)	467	403	170
Cost of share-based incentive plans	349	346	319
Severance and other costs from integration and restructuring activities	449	253	155
	8,030	7,520	7,591

The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

The charge for pension and other post-employment costs in 2013 includes a credit of £279 million following a restructuring of US post-retirement medical obligations. These are set out in Note 28, ‘Pensions and other post-employment benefits’.

The cost of share-based incentive plans is analysed as follows:

	2015 £m	2014 £m	2013 £m
Share Value Plan	307	302	243
Performance Share Plan	26	20	47
Share option plans	4	3	4
Other plans	12	21	25
	349	346	319
The average number of persons employed by the Group (including Directors) during the year was:
	2015 Number	2014 Number	2013 Number
Manufacturing	37,025	31,726	31,586
Selling, general and administration	52,121	54,618	55,660
Research and development	12,046	12,358	12,571
	101,192	98,702	99,817

The average number of Group employees excludes temporary and contract staff. The numbers of Group employees at the end of each financial year are given in the financial record on page 224. The average number of persons employed by GlaxoSmithKline plc in 2015 was nil (2014 – nil).

The compensation of the Directors and Senior Management (members of the CET) in aggregate, was as follows:

	2015 £m	2014 £m	2013 £m
Wages and salaries	23	19	23
Social security costs	2	3	3
Pension and other post-employment costs	3	3	3
Cost of share-based incentive plans	18	13	13
	46	38	42

GSK Annual Report 2015 155

Notes to the financial statements continued

10 Major restructuring costs

Major restructuring costs charged in arriving at operating profit include restructuring costs arising under the Major Change programme initiated in 2013, under the Pharmaceuticals Restructuring Programme announced in October 2014 and following the Novartis transaction, completed in 2015.

For 2015, GSK is reporting these programmes together as one combined programme and the total restructuring costs of £1.9 billion in 2015 were incurred in the following areas:

▪	Restructuring of the Pharmaceuticals business in North America, Emerging Markets and Europe leading to staff reductions in sales force and administration.

▪	Restructuring of the R&D organisation, predominantly in the United Kingdom, North America and Japan.

▪	Projects to simplify or eliminate processes leading to staff reductions in support functions.

▪	Transformation of the Manufacturing and Vaccines businesses to deliver a step change in quality, cost and productivity.

▪	The integration of the Novartis Consumer Healthcare business to the new Consumer Healthcare Joint Venture.

The analysis of the costs charged to operating profit under these programmes is as follows:

	2015 £m	2014 £m	2013 £m
Increase in provision for major restructuring programmes (see Note 29)	(718)	(267)	(179)
Amount of provision reversed unused (see Note 29)	44	4	11
Impairment losses recognised	(419)	–	(60)
Other non-cash charges	(51)	(15)	(5)
Other cash costs	(747)	(472)	(284)
	(1,891)	(750)	(517)

Asset impairments of £419 million (2014 – £nil; 2013 – £60 million) and other non-cash charges totalling £51 million (2014 – £15 million; 2013 – £5 million) are non-cash items, principally fixed asset write downs in manufacturing and research facilities and accelerated depreciation where asset lives in R&D have been shortened as a result of the major restructuring programmes. All other charges have been or will be settled in cash and include the termination of leases, site closure costs, consultancy and project management fees.

11 Finance income

	2015 £m	2014 £m	2013 £m
Interest income arising from:
cash and cash equivalents	71	56	55
available-for-sale investments	1	1	2
derivatives at fair value through profit or loss	24	–	–
loans and receivables	3	9	2
Fair value adjustments on derivatives at fair value through profit or loss	5	2	2
	104	68	61

All derivatives at fair value through profit or loss other than designated and effective hedging instruments (see Note 41, ‘Financial instruments and related disclosures’) are classified as held-for-trading financial instruments under IAS 39.

156  GSK Annual Report 2015

12 Finance expense

	2015 £m	2014 £m	2013 £m
Interest expense arising on:
financial liabilities at amortised cost	(655)	(665)	(708)
derivatives at fair value through profit or loss	(64)	(23)	(18)
Fair value hedges:
fair value movements on derivatives designated as hedging instruments	–	10	(37)
fair value adjustments on hedged items	–	(5)	36
Fair value movements on other derivatives at fair value through profit or loss	(6)	(15)	(2)
Reclassification of cash flow hedge from other comprehensive income	(2)	–	–
Unwinding of discounts on provisions	(16)	(15)	(14)
Movements on amounts owed to non-controlling interests	–	–	(2)
Other finance expense	(14)	(14)	(22)
	(757)	(727)	(767)

All derivatives at fair value through profit or loss other than designated and effective hedging instruments (see Note 41, ‘Financial instruments and related disclosures’) are classified as held-for-trading financial instruments under IAS 39. Interest expense arising on derivatives at fair value through profit or loss relates to swap interest expense.

13 Associates and joint ventures

The Group’s share of after tax profits and losses of associates and joint ventures is set out below:

	2015 £m	2014 £m	2013 £m
Share of after tax profits of associates	16	38	45
Share of after tax losses of joint ventures	(2)	(8)	(2)
	14	30	43

At 31 December 2015, the Group held one significant associate, Theravance, Inc. (now Innoviva, Inc.). This investment has been accounted for as an investment in an associate since 1 September 2015, as described in Note 20 ‘Investments in associates and joint ventures’. Previously it was included in Other investments. The Group’s share of after tax profits of associates includes a loss of £8 million in respect of Theravance (now Innoviva).

In March 2015, the Group divested half of its shareholding in Aspen Pharmacare Holdings Limited and ceased to account for the remaining investment as an associate. The investment in Aspen is now included in Other investments (Note 21). In 2014 and 2013, Aspen was the Group’s only significant associate. Summarised income statement information in respect of Aspen is set out below for the periods in which the Group accounted for its investment in Aspen as an associate. The Group’s 2015 share of after tax profits of associates and other comprehensive income includes a profit of £10 million and other comprehensive income of £2 million in respect of Aspen.

	To 20 March 2015 £m	2014 £m	2013 £m
Turnover	441	1,823	1,485
Profit after taxation	67	313	247
Comprehensive income	16	148	192
Total comprehensive income	83	461	439

The results of Aspen included in the summarised income statement information above represent the estimated earnings of the Aspen group in the relevant periods, adjusted for transactions between GSK and Aspen.

Aggregated financial information in respect of other associated undertakings and joint ventures is set out below:

	2015 £m	2014 £m	2013 £m
Share of turnover	188	187	225
Share of after tax profits/(losses)	12	(9)	(2)
Share of other comprehensive income	25	–	–
Share of total comprehensive income	37	(9)	(2)

The Group’s sales to associates and joint ventures were £41 million in 2015 (£85 million in 2014; £103 million in 2013).

The profit on disposal of interest in associates of £843 million in the year arose on the Group’s divestment of one half of its shareholding in Aspen Pharmacare Holdings Limited in March 2015. This included a gain of £457 million resulting from the change in measurement basis of the Group’s retained investment in Aspen on reclassification of the investment following the divestment. The retained investment was transferred from Investments in associates, which are equity accounted, to Other investments, which are measured at fair value.

GSK Annual Report 2015 157

Notes to the financial statements continued

14 Taxation

Taxation charge based on profits for the year	2015 £m	2014 £m	2013 £m
UK current year charge	156	221	107
Rest of world current year charge	2,924	1,092	1,311
Charge in respect of prior periods	(508)	(571)	131
Total current taxation	2,572	742	1,549
Total deferred taxation	(418)	(605)	(530)
	2,154	137	1,019

In 2015, GSK made payments of £111 million in UK Corporation tax. In January 2016 GSK made further payments of £100 million in relation to UK Corporation tax. These amounts are for Corporation tax only and do not include the various other business taxes borne by GSK each year.

A significant component of the deferred tax credit for each of 2015 and prior periods arose in respect of the remeasurement of the contingent consideration in relation to the former Shionogi-ViiV Healthcare joint venture. In 2015 the credit also included the unwind of deferred tax liabilities on the disposal of the Group’s Oncology business to Novartis. In 2014 the credit also included recognition of a deferred tax asset on capital losses anticipated to be utilised on completion of the Novartis transaction.

The following table reconciles the tax charge calculated at the UK statutory rate on the Group profit before tax with the actual tax charge for the year.

Reconciliation of taxation on Group profits	2015 £m	2015%	2014 £m	2014%	2013 £m	2013%
Profit before tax	10,526		2,968		6,647
UK statutory rate of taxation	2,131	20.25	638	21.5	1,545	23.2
Differences in overseas taxation rates	1,035	9.8	406	13.7	196	2.9
Benefit of intellectual property incentives	(286)	(2.7)	(323)	(10.9)	(189)	(2.8)
R&D credits	(38)	(0.4)	(72)	(2.4)	(88)	(1.3)
Inter-company inventory profit	(16)	(0.1)	(27)	(0.9)	(121)	(1.8)
Impact of share-based payments	12	0.1	31	1.0	(2)	–
Losses not recognised/(previously unrecognised losses)	31	0.3	(205)	(6.9)	(18)	(0.3)
Permanent differences on disposals and acquisitions	(248)	(2.4)	23	0.8	(227)	(3.4)
Other permanent differences	79	0.8	264	8.9	301	4.5
Re-assessments of prior year estimates	(578)	(5.5)	(617)	(20.8)	(197)	(3.0)
Disposal of associate	–	–	–	–	(67)	(1.0)
Tax on unremitted earnings	32	0.3	19	0.6	20	0.3
Deferred tax and other adjustments on restructuring	–	–	–	–	(134)	(2.0)
Tax charge / tax rate	2,154	20.5	137	4.6	1,019	15.3

GSK has a substantial business presence in many countries around the globe. The impact of differences in overseas taxation rates arose from profits being earned in countries with tax rates higher than the UK statutory rate, the most significant of which in 2015 were the US, India, France and Germany. This was partially offset by the increased benefit of intellectual property incentives from the UK Patent Box and Belgian Patent Income Deduction regimes. Such regimes provide a reduced rate of corporate income tax on profits earned from qualifying patents. The impact of overseas tax rates was further offset by permanent differences on disposals during 2015 which were subject to the UK ‘Substantial Shareholdings’ Exemption from tax. In 2014 the anticipated Oncology disposal resulted in the recognition of deferred tax assets on capital losses subsequently utilised in 2015. The reduction in the benefit provided by R&D credits reflects the change in the UK regime to record the benefit within the R&D expense in the income statement. Re-assessments of prior year estimates in 2015 include a benefit of £498 million from the resolution of a number of tax matters in various countries.

Future tax charges , and therefore our effective tax rate, may be affected by factors such as acquisitions, disposals, restructurings, the location of research and development activity, tax regime reforms and resolution of open matters as we continue to bring our tax affairs up to date around the world.

Tax on items charged to equity and statement of comprehensive income	2015 £m	2014 £m	2013 £m
Current taxation
Share-based payments	22	55	31
Defined benefit plans	30	–	–
	52	55	31

Deferred taxation
Share-based payments	(12)	(59)	42
Defined benefit plans	(110)	262	(286)
Exchange movements	–	(2)	–
Fair value movements on cash flow hedges	–	(1)	1
Fair value movements on available-for-sale investments	(55)	(20)	(22)
	(177)	180	(265)
Total (charge)/credit to equity and statement of comprehensive income	(125)	235	(234)

All of the above items have been charged to the statement of comprehensive income except for tax on share based payments.

158  GSK Annual Report 2015

14 Taxation continued

Issues relating to taxation

The integrated nature of the Group’s worldwide operations involves significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets. GSK’s biggest risk with respect to taxation is that different tax authorities will seek to attribute further profit to activities being undertaken in their jurisdiction potentially resulting in double taxation. While GSK applies OECD established principles in matching the profit generated by each legal entity to the risk borne and value being added by each part of the value chain, this is inherently subjective and can be challenged by tax authorities. This gives rise to complexity and delay in resolving audits with revenue authorities as to the profits on which individual Group companies are liable to tax. In calculating the tax liability of the Group, GSK applies a risk based approach to determine the transactions most likely to be subject to challenge and the probability that the Group would be able to obtain compensatory adjustments under international tax treaties.

There continues to be a significant international focus on tax reform – including the OECD’s “BEPS” project, and European Commission initiatives such as the proposed ‘Anti-BEPS’ Directive and the increased use of fiscal state aid investigations. Together with domestic initiatives around the world, these may result in significant changes to established tax principles and an increase in tax authority disputes. In turn, this could affect adversely our effective tax rate or result in higher cash tax liabilities.

The Group continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation where appropriate.

The aggregate amount of unremitted profits at the balance sheet date was approximately £16 billion (2014 – £20 billion). UK legislation relating to company distributions provides for exemption from tax for most overseas profits, subject to certain exceptions. Provision for deferred tax liabilities of £180 million (2014 – £147 million) has been made in respect of withholding taxation that would arise on the distribution of profits by certain overseas subsidiaries. The unremitted profits on which deferred tax has not been provided is £1.5 billion (2014 – £1.6 billion). Deferred tax on distribution of these profits has not been provided on the grounds that the Group is able to control the timing of the reversal of the remaining temporary differences and it is probable that they will not reverse in the foreseeable future.

Movement in deferred tax assets and liabilities

	Accelerated capital allowances £m	Intangible assets £m	Contingent consideration £m	Intra-group profit £m	Pensions & other post employment benefits £m	Tax losses £m	Share option and award schemes £m	Other net temporary differences £m	Total £m
At 1 January 2015	(446)	(1,056)	404	684	1,069	415	124	1,049	2,243
Exchange adjustments	16	3	–	26	23	–	–	16	84
Credit/(charge) to income statement	102	296	185	63	(31)	(324)	(20)	147	418
Charge to equity	–	–	–	–	–	–	(12)	–	(12)
Charge to statement of comprehensive income	–	–	–	–	(110)	–	–	(56)	(166)
Acquisitions and disposals	(18)	(1,477)	201	52	38	6	–	14	(1,184)
At 31 December 2015	(346)	(2,234)	790	825	989	97	92	1,170	1,383

Recognised tax losses comprise £97 million trading losses (2014 – £210 million trading losses, £205 million capital losses).

Other net temporary differences include accrued expenses for which a tax deduction is only available on a paid basis.

Deferred tax assets are recognised in those territories where it is probable that the Group will continue to generate taxable profits in the future against which those assets can be utilised.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax asset comprises:

	2015 £m	2014 £m
Deferred tax assets	2,905	2,688
Deferred tax liabilities	(1,522)	(445)
	1,383	2,243

GSK Annual Report 2015 159

Notes to the financial statements continued

14 Taxation continued

Unrecognised tax losses	2015 £m	2014 £m
Trading losses expiring:
Within 10 years	354	186
More than 10 years	812	723
Available indefinitely	58	–
At 31 December	1,224	909

	2015 £m	2014 £m
Capital losses	2,771	2,760
At 31 December	2,771	2,760

Deferred tax assets are recognised where it is probable that future taxable profit will be available to utilise losses. The amount of unrecognised capital losses for 2014 has been revised following a reassessment of available losses for which deferred tax was not recognised.

15 Earnings per share

	2015 pence	2014 pence	2013 pence
Basic earnings per share	174.3	57.3	112.5
Diluted earnings per share	172.3	56.7	110.5

Basic earnings per share has been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period after deducting shares held by the ESOP Trusts and Treasury shares. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. A potentially dilutive share forms part of the employee share schemes where its exercise price is below the average market price of GSK shares during the period and any performance conditions attaching to the scheme have been met at the balance sheet date.

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below.

Weighted average number of shares in issue	2015 millions	2014 millions	2013 millions
Basic	4,831	4,808	4,831
Dilution for share options and awards	57	57	88
Diluted	4,888	4,865	4,919

16 Dividends

			2015			2014			2013
	Paid/payable	Dividend per share (pence)	Total dividend £m	Paid	Dividend per share (pence)	Total dividend £m	Paid	Dividend per share (pence)	Total dividend £m
First interim	9 July 2015	19	920	10 July 2014	19	916	11 July 2013	18	878
Second interim	1 October 2015	19	919	2 October 2014	19	918	3 October 2013	18	864
Third interim	14 January 2016	19	919	8 January 2015	19	924	9 January 2014	19	910
Fourth interim	14 April 2016	23	1,113	9 April 2015	23	1,111	10 April 2014	23	1,099
Total		80	3,871		80	3,869		78	3,751

Special dividend	14 April 2016	20	968

Under IFRS interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The 2015 financial statements recognise those dividends paid in 2015, namely the third and fourth interim dividends for 2014, and the first and second interim dividends for 2015.

The amounts recognised in each year are as follows:

	2015 £m	2014 £m	2013 £m
Dividends to shareholders	3,874	3,843	3,680

160  GSK Annual Report 2015

17 Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m
Cost at 1 January 2014	6,793	9,944	2,116	18,853
Exchange adjustments	(85)	(122)	(42)	(249)
Additions	38	252	971	1,261
Capitalised borrowing costs	–	–	16	16
Disposals and write-offs	(62)	(322)	(3)	(387)
Reclassifications	211	454	(677)	(12)
Transfer to assets held for sale	(91)	(36)	–	(127)
Cost at 31 December 2014	6,804	10,170	2,381	19,355
Exchange adjustments	(48)	(92)	(42)	(182)
Additions through business combinations	310	285	103	698
Other additions	95	242	1,099	1,436
Capitalised borrowing costs	–	–	19	19
Disposals and write-offs	(74)	(340)	(15)	(429)
Reclassifications	228	557	(875)	(90)
Transfer to assets held for sale	(10)	(47)	–	(57)
Cost at 31 December 2015	7,305	10,775	2,670	20,750

Depreciation at 1 January 2014	(2,542)	(6,926)	–	(9,468)
Exchange adjustments	28	70	–	98
Charge for the year	(212)	(568)	–	(780)
Disposals and write-offs	27	250	–	277
Transfer to assets held for sale	18	23	–	41
Depreciation at 31 December 2014	(2,681)	(7,151)	–	(9,832)
Exchange adjustments	16	41	–	57
Charge for the year	(291)	(601)	–	(892)
Disposals and write-offs	54	275	–	329
Transfer to/(from) assets held for sale	(12)	21	–	9
Depreciation at 31 December 2015	(2,914)	(7,415)	–	(10,329)

Impairment at 1 January 2014	(159)	(291)	(63)	(513)
Exchange adjustments	–	4	–	4
Disposals and write-offs	30	25	1	56
Impairment losses	(34)	(45)	(15)	(94)
Reversal of impairments	47	28	1	76
Impairment at 31 December 2014	(116)	(279)	(76)	(471)
Exchange adjustments	(8)	1	1	(6)
Disposals and write-offs	7	16	–	23
Impairment losses	(162)	(177)	(31)	(370)
Reversal of impairments	5	19	–	24
Transfer to assets held for sale	–	47	–	47
Impairment at 31 December 2015	(274)	(373)	(106)	(753)

Total depreciation and impairment at 31 December 2014	(2,797)	(7,430)	(76)	(10,303)
Total depreciation and impairment at 31 December 2015	(3,188)	(7,788)	(106)	(11,082)

Net book value at 1 January 2014	4,092	2,727	2,053	8,872

Net book value at 31 December 2014	4,007	2,740	2,305	9,052

Net book value at 31 December 2015	4,117	2,987	2,564	9,668

Following the completion of the Novartis transaction, the Group revised its segmental reporting and allocation of costs and assets. As part of this process, a review has been conducted to ensure consistent and appropriate classification and reporting across the Group and its segments which has resulted in a number of classification adjustments within property, plant and equipment. This reclassification has no impact on the net book value of property, plant and equipment reported at each year-end or the income statement for any year but, within the stated total for PP&E, has reduced the opening balance of assets in construction at 1 January 2014 by £401 million and increased the opening balances of land and buildings and plant, equipment and vehicles by £183 million and £218 million, respectively, with equivalent adjustments to the reclassifications reported in 2014.

GSK Annual Report 2015 161

Notes to the financial statements continued

17 Property, plant and equipment continued

The net book value at 31 December 2015 of the Group’s land and buildings comprises freehold properties £3,155 million (2014 – £3,160 million), properties with leases of 50 years or more £327 million (2014 – £336 million) and properties with leases of less than 50 years £196 million (2014 – £162 million).

Included in land and buildings at 31 December 2015 are leased assets with a cost of £756 million (2014 – £733 million), accumulated depreciation of £233 million (2014 – £226 million), impairment of £nil (2014 – £9 million) and a net book value of £523 million (2014 – £498 million). Included in plant, equipment and vehicles at 31 December 2015 are leased assets with a cost of £31 million (2014 – £68 million), accumulated depreciation of £27 million (2014 – £17 million), impairment of £nil (2014 – £2 million) and a net book value of £4 million (2014 – £49 million). Some lease agreements include renewal or purchase options or escalation clauses.

The impairment losses principally arise from decisions to rationalise facilities and are calculated based on either fair value less costs of disposal or value in use. The fair value less costs of disposal valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. These calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital (WACC) of 7%, adjusted where appropriate for relevant specific risks. For value in use calculations, where an impairment is indicated and a pre-tax cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax cash flows and a pre-tax discount rate. The Group WACC is equivalent to a pre-tax discount rate of approximately 9%. The net impairment losses have been charged to cost of sales £109 million (2014 – £36 million), R&D £63 million (2014 – £11 million) and SG&A £174 million (2014 – £47 million), and include £327 million (2014 – £nil) arising from the major restructuring programmes.

Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. All of the reversals have been credited to cost of sales.

The carrying value at 31 December 2015 of assets for which impairments have been charged or reversed in the year was £138 million (2014 – £225 million).

18 Goodwill

	2015 £m	2014 £m
Cost at 1 January	3,724	4,205
Exchange adjustments	66	34
Additions through business combinations (Note 38)	1,372	–
Transfer to assets held for sale	–	(511)
Movements in contingent consideration balances	–	(4)
Cost at 31 December	5,162	3,724

Net book value at 1 January	3,724	4,205

Net book value at 31 December	5,162	3,724

During 2015, GSK divested to Novartis its marketed Oncology portfolio, acquired Novartis’ Vaccines business (excluding influenza vaccines) and created the Consumer Healthcare Joint Venture with Novartis over which GSK has control with an equity interest of 63.5%.

The acquisitions resulted in the recognition of additional goodwill which was allocated to Vaccines (£576 million) and Consumer Healthcare (£774 million). The disposal of the Oncology business resulted in a transfer of goodwill to assets held for sale in 2014 and a reduction in goodwill in Global Pharmaceuticals of £497 million. This disposal was completed in 2015.

The carrying value of goodwill, translated at year-end exchange rates, is allocated to the following cash generating units:

	2015 £m	2014 £m
Global Pharmaceuticals	2,826	2,774
HIV	126	124
Vaccines	1,003	487
Consumer Healthcare	1,207	339
Net book value at 31 December	5,162	3,724

The goodwill balance at 31 December 2014 has been reallocated to reflect the revised cash generating units for 2015.

162  GSK Annual Report 2015

18 Goodwill continued

The recoverable amounts of the cash generating units are assessed using a fair value less costs of disposal model. Fair value less costs of disposal is calculated using a discounted cash flow approach, with a post-tax discount rate applied to the projected risk-adjusted post-tax cash flows and terminal value.

The discount rate used is based on the Group WACC of 7%, as most cash generating units have integrated operations across large parts of the Group. The discount rate is adjusted where appropriate for specific country or currency risks. The valuation methodology uses significant inputs which are not based on observable market data, therefore this valuation technique is classified as level 3 in the fair value hierarchy.

Details relating to the discounted cash flow models used in the impairment tests of the Global Pharmaceuticals, HIV, Vaccines and Consumer Healthcare cash generating units are as follows:

Valuation basis	Fair value less costs of disposal

Key assumptions	Sales growth rates Profit margins Terminal growth rate Discount rate Taxation rate

Determination of assumptions

Growth rates are internal forecasts based on both internal and external market information.

Margins reflect past experience, adjusted for expected changes.

Terminal growth rates based on management’s estimate of future long-term average growth rates.

Discount rates based on Group WACC, adjusted where appropriate.

Taxation rates based on appropriate rates for each region.

Period of specific projected cash flows	Five years

Terminal growth rate and discount rate		Terminal growth rate	Discount rate
	Global Pharmaceuticals	1% p.a.	7%
	HIV	1% p.a.	8.5%
	Vaccines	2% p.a.	7%
	Consumer Healthcare	2% p.a.	7%

The terminal growth rates do not exceed the long-term projected growth rates for the relevant markets, reflect the impact of future generic competition and take account of new product launches.

In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill. Goodwill is monitored at the segmental level.

The Global Pharmaceuticals cash generating unit comprises a collection of smaller cash generating units including assets with indefinite lives with a carrying value of £240 million (2014 – £595 million). The Consumer Healthcare cash generating unit also comprises a collection of smaller cash generating units including brands with indefinite lives with a carrying value of £7.71 billion (2014 – £1.48 billion).

Details of indefinite life brands are given in Note 19 ‘Other intangible assets’.

GSK Annual Report 2015 163

Notes to the financial statements continued

19 Other intangible assets

	Computer software £m	Licences, patents, etc. £m	Amortised brands £m	Indefinite life brands £m	Total £m
Cost at 1 January 2014	1,631	10,472	419	2,191	14,713
Exchange adjustments	11	52	3	(6)	60
Capitalised development costs	–	242	–	–	242
Capitalised borrowing costs	6	3	–	–	9
Other additions	179	108	–	–	287
Reclassifications	12	–	–	–	12
Disposals and asset write-offs	(21)	(9)	–	–	(30)
Transfer to assets held for sale	–	(587)	–	(30)	(617)
Cost at 31 December 2014	1,818	10,281	422	2,155	14,676
Exchange adjustments	32	74	3	(14)	95
Capitalised development costs	–	217	–	–	217
Capitalised borrowing costs	7	–	–	–	7
Additions through business combinations	–	2,791	–	5,997	8,788
Other additions	174	132	–	–	306
Reclassifications	90	–	–	–	90
Disposals and asset write-offs	(91)	(98)	–	–	(189)
Transfer to assets held for sale	(2)	(3)	(38)	(64)	(107)
Cost at 31 December 2015	2,028	13,394	387	8,074	23,883

Amortisation at 1 January 2014	(1,102)	(2,857)	(123)	–	(4,082)
Exchange adjustments	(13)	(63)	–	–	(76)
Charge for the year	(115)	(578)	(11)	–	(704)
Disposals and asset write-offs	17	6	–	–	23
Amortisation at 31 December 2014	(1,213)	(3,492)	(134)	–	(4,839)
Exchange adjustments	(15)	(34)	(1)	–	(50)
Charge for the year	(140)	(596)	(2)	–	(738)
Disposals and asset write-offs	73	92	–	–	165
Transfer to assets held for sale	1	–	4	–	5
Amortisation at 31 December 2015	(1,294)	(4,030)	(133)	–	(5,457)

Impairment at 1 January 2014	(41)	(1,090)	(140)	(77)	(1,348)
Exchange adjustments	2	(18)	–	–	(16)
Impairment losses	(7)	(131)	(14)	(5)	(157)
Disposals and asset write-offs	4	–	–	–	4
Impairment at 31 December 2014	(42)	(1,239)	(154)	(82)	(1,517)
Exchange adjustments	1	(58)	–	–	(57)
Impairment losses	(14)	(148)	(15)	(40)	(217)
Disposals and asset write-offs	16	6	–	–	22
Transfer to assets held for sale	–	–	15	–	15
Impairment at 31 December 2015	(39)	(1,439)	(154)	(122)	(1,754)

Total amortisation and impairment at 31 December 2014	(1,255)	(4,731)	(288)	(82)	(6,356)
Total amortisation and impairment at 31 December 2015	(1,333)	(5,469)	(287)	(122)	(7,211)

Net book value at 1 January 2014	488	6,525	156	2,114	9,283

Net book value at 31 December 2014	563	5,550	134	2,073	8,320

Net book value at 31 December 2015	695	7,925	100	7,952	16,672

The net book value of computer software includes £407 million (2014 – £82 million) of internally generated costs.

The charge for impairments in the year includes the impairments of the MAGE-A3 asset and Maxinutrition. The carrying value at 31 December 2015 of intangible assets, for which impairments have been charged or reversed in the year, following those impairments or reversals, was £308 million (2014 – £121 million).

164  GSK Annual Report 2015

19 Other intangible assets continued

Amortisation and impairment losses, net of reversals, have been charged in the income statement as follows:

	Amortisation		Net impairment losses
	2015 £m	2014 £m	2015 £m	2014 £m
Cost of sales	532	503	143	78
Selling, general and administration	66	86	22	7
Research and development	140	115	52	72
	738	704	217	157

Licences, patents, etc. includes a large number of acquired licences, patents, know-how agreements and marketing rights, which are either marketed or in use, or still in development. Note 38, ‘Acquisitions and disposals’ gives details of additions through business combinations in the year. The book values of the largest individual items are as follows:

	2015 £m	2014 £m
dolutegravir	1,585	1,680
Benlysta	1,083	1,104
Menveo	833	–
Bexsero	819	–
Men ABCWY	591	–
Fluarix/FluLaval	333	415
Selzentry	208	223
Okairos technology platform	167	177
Others	2,306	1,951
	7,925	5,550

Indefinite life brands comprise a portfolio of Consumer Healthcare products primarily acquired with the acquisitions of Sterling Winthrop, Inc. in 1994, Block Drug Company, Inc. in 2001, CNS, Inc. in 2006 and the Novartis Consumer Healthcare business in 2015, together with a number of pharmaceutical brands from the acquisition of Stiefel Laboratories, Inc. in 2009. The book values of the major brands are as follows:

	2015 £m	2014 £m
Voltaren	2,411	–
Otrivin	1,225	–
Fenistil	576	–
Theraflu	391	–
Panadol	361	393
Sensodyne	258	260
Lamisil	257	–
Breathe Right	217	204
Stiefel trade name	201	200
Excedrin	164	–
Physiogel	147	155
Polident	109	110
Others	1,635	751
	7,952	2,073

Each of these brands is considered to have an indefinite life, given the strength and durability of the brand and the level of marketing support. The brands are in relatively similar stable and profitable market sectors, with similar risk profiles, and their size, diversification and market shares mean that the risk of market-related factors causing a reduction in the lives of the brands is considered to be relatively low. The Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factor which could limit their useful lives. Accordingly, they are not amortised.

Each brand is tested annually for impairment and other amortised intangible assets are tested when indicators of impairment arise. This testing applies a fair value less costs of disposal methodology, generally using post-tax cash flow forecasts with a terminal value calculation and a discount rate equal to the Group post-tax WACC of 7%, adjusted where appropriate for country and currency specific risks. This valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. The main assumptions include future sales price and volume growth, product contribution and the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition. The terminal growth rates applied of between nil and 3% are management’s estimates of future long-term average growth rates of the relevant markets. In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of these intangible assets.

GSK Annual Report 2015 165

Notes to the financial statements continued

20 Investments in associates and joint ventures

	Joint ventures £m	Associates £m	2015 Total £m	Joint ventures £m	Associates £m	2014 Total £m
At 1 January	8	332	340	15	308	323
Exchange adjustments	1	2	3	(1)	(18)	(19)
Additions	13	10	23	2	7	9
Disposals	–	(143)	(143)	–	(1)	(1)
Transfer from/(to) other investments	–	146	146	–	(13)	(13)
Distributions received	–	(38)	(38)	–	(5)	(5)
Other movements	–	(165)	(165)	–	16	16
Profit/(loss) after tax recognised in the consolidated income statement	(2)	16	14	(8)	38	30
Other comprehensive income recognised in the consolidated statement of comprehensive income	–	27	27	–	–	–
At 31 December	20	187	207	8	332	340

The Group held one significant associate at 31 December 2015, Theravance, Inc., which changed its name to Innoviva, Inc. on 8 January 2016. At 31 December 2015, the Group owned 32 million shares or 27.8% of Theravance Inc. (now Innoviva Inc.), which is a biopharmaceutical company listed on NASDAQ. The company partnered with GSK in the development of Relvar/Breo Ellipta and Anoro Ellipta and receives royalty income from sales of these products. It is also eligible to receive royalty income from sales of vilanterol monotherapy, if approved and commercialised, and retains a 15% economic interest in future payments made by GSK for earlier-stage programmes partnered with Theravance Biopharma, Inc. GSK recognised Theravance as an associate on 1 September 2015, following the expiry of a governance agreement related to the Group’s investment in the company. Under the terms of that governance agreement, the Group was required (with certain limited exceptions) to vote its shares either in support of the recommendation of the independent directors of the board or in proportion to other shareholders’ votes cast. The expiry of the governance agreement and removal of this voting rights’ restriction was considered to provide the Group with the ability to exert significant influence over the activities of the company. The investment had a market value of £229 million at 31 December 2015. Other movements primarily reflect the recognition of GSK’s share of Theravance’s past losses on the transfer of Theravance to investments in associates.

At 31 December 2014, the Group’s only significant investment in associate was its holding of 12.4% in Aspen Pharmacare Holdings Limited. In March 2015, the Group sold half of its holding in Aspen. As a result, the Group no longer has the ability to exert significant influence over Aspen, and the Group’s remaining investment in Aspen is accounted for in Other investments.

Summarised balance sheet information, based on preliminary results information, in respect of Theravance (now Innoviva) at 31 December 2015 and Aspen at 31 December 2014 is set out below:

	Theravance	Aspen
	At 31 December 2015 £m	At 31 December 2014 £m
Non-current assets	143	2,336
Current assets	146	1,791

Current liabilities	(9)	(909)
Non-current liabilities	(513)	(1,955)

Net (liabilities)/assets	(233)	1,263

	2015 £m	2014 £m
Interest in associated undertaking	(65)	157
Goodwill	64	117
Fair value and other adjustments	113	–

Carrying value at 31 December	112	274

166  GSK Annual Report 2015

21 Other investments

	2015 £m	2014 £m
At 1 January	1,114	1,202
Exchange adjustments	38	63
Additions	120	95
Fair value gain on reclassification from investment in associate	457	–
Other net fair value movements	323	(16)
Impairment losses	(258)	(25)
Transfer to investments in associates and joint ventures	(146)	–
Disposals	(393)	(205)
At 31 December	1,255	1,114

Other investments comprise non-current equity investments which are available-for-sale investments recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by management with reference to relevant available information, including the current market value of similar instruments and discounted cash flows of the underlying net assets. The Group holds a number of equity investments in entities where the Group has entered into research collaborations. Other investments include listed investments of £987 million (2014 – £892 million), the increase arising from additions, fair value adjustments and the transfer of the Group’s investment in Aspen Pharmacare Holdings Limited from Investments in associates to Other investments, offset by the transfer of the Group’s investment in Theravance, Inc. to Investments in associates and disposals and impairments, principally relating to Aspen.

At 31 December 2015, the Group held 22.1% of the common stock of Theravance Biopharma, Inc. The Group’s investment in Theravance Biopharma is accounted for as an equity investment as the Group does not have the power to exert significant influence over the activities of the company. In 2014, the Group and Theravance Biopharma entered into a governance agreement which expires in 2017. Under this agreement, the Group does not have the right to appoint a director to the Theravance Biopharma board and must (with certain limited exceptions) vote its shares either in support of the recommendation of the independent directors of the board or in proportion to other shareholders’ votes cast.

On 1 September 2015, a similar governance agreement with another investee, Theravance, Inc. (now Innoviva, Inc.) expired. The expiry of this agreement was considered to provide the Group with the ability to exert significant influence over the activities of the company and the Group has therefore accounted for its shareholding as an investment in an associate since that date.

In March 2015, the Group sold half of its shareholding in Aspen Pharmacare Holdings Limited, an investment which it had previously accounted for as an associate. As a result of the sale, the Group was no longer considered to have the ability to exert significant influence over Aspen and the Group’s remaining investment was transferred from Investments in associates to Other investments. At 31 December 2015, this investment had a fair value of £383 million.

On disposal of investments, fair value movements are reclassified from equity to the income statement based on average cost for shares acquired at different times.

The impairment losses recorded above have been recognised in the income statement for the year within Other operating income, together with amounts reclassified from the fair value reserve on recognition of the impairments. These impairments initially result from prolonged or significant declines in the fair value of the equity investments below acquisition cost, subsequent to which any further declines in fair value are immediately taken to the income statement.

The carrying value at 31 December of Other investments which have been impaired is as follows:

	2015 £m	2014 £m
Original cost	1,049	558
Cumulative impairments recognised in the income statement	(549)	(420)
Subsequent fair value increases	279	268
Carrying value at 31 December	779	406

22 Other non-current assets

	2015 £m	2014 £m
Amounts receivable under insurance contracts	477	447
Pension schemes in surplus	258	93
Other receivables	255	195
	990	735

GSK Annual Report 2015 167

Notes to the financial statements continued

23 Inventories

	2015 £m	2014 £m
Raw materials and consumables	1,563	1,156
Work in progress	1,453	1,604
Finished goods	1,700	1,471
	4,716	4,231

24 Trade and other receivables

	2015 £m	2014 £m
Trade receivables, net of provision for bad and doubtful debts	3,824	3,556
Accrued income	55	37
Other prepayments	307	252
Interest receivable	9	9
Employee loans and advances	36	28
Other receivables	1,384	718
	5,615	4,600

Trade receivables included £8 million (2014 – £28 million) due from associates and joint ventures. Other receivables included £nil (2014 – £8 million) due from associates and joint ventures. The increase in other receivables primarily arises from the Novartis transaction.

Bad and doubtful debt provision	2015 £m	2014 £m
At 1 January	142	137
Exchange adjustments	(2)	(3)
Charge for the year	45	22
Subsequent recoveries of amounts provided for	(17)	(13)
Utilised	(1)	(1)
At 31 December	167	142

25 Cash and cash equivalents

	2015 £m	2014 £m
Cash at bank and in hand	1,114	1,313
Short-term deposits	4,716	3,025
	5,830	4,338

26 Assets held for sale

	2015 £m	2014 £m
Property, plant and equipment	32	60
Goodwill	–	511
Other intangibles	5	543
Inventory	15	42
Other	(6)	–
	46	1,156

Non-current assets and disposal groups are transferred to assets held for sale when it is expected that their carrying amounts will be recovered principally through disposal and a sale is considered highly probable. They are held at the lower of carrying amount and fair value less costs to sell.

Included within Assets held for sale are assets which were written down to fair value less costs to sell of £36 million (2014 – £26 million). The valuation methodology uses significant inputs which are not based on observable market data, therefore, this valuation is classified as level 3 in the fair value hierarchy.

168  GSK Annual Report 2015

27 Trade and other payables

	2015 £m	2014 £m
Trade payables	3,120	2,790
Wages and salaries	1,069	957
Social security	118	91
Other payables	368	301
Deferred income	73	62
Customer return and rebate accruals	2,056	1,774
Contingent consideration	306	105
Other accruals	2,081	1,878
	9,191	7,958

Customer return and rebate accruals are provided for by the Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers, including £1,464 million (2014 – £1,308 million) in respect of US Pharmaceuticals and Vaccines. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. As the amounts are estimated they may not fully reflect the final outcome and are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted quarterly in the light of historical experience of actual rebates, discounts or allowances given and returns made and any changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

Trade and other payables include £17 million (2014 – £9 million) due to associates and joint ventures.

28 Pensions and other post-employment benefits

Pension and other post-employment costs	2015 £m	2014 £m	2013 £m
UK pension schemes	177	125	139
US pension schemes	96	85	95
Other overseas pension schemes	135	123	111
Unfunded post-retirement healthcare schemes	59	70	(175)
	467	403	170
Analysed as:
Funded defined benefit/hybrid pension schemes	345	267	283
Unfunded defined benefit pension schemes	36	34	30
Unfunded post-retirement healthcare schemes	59	70	(175)
Defined benefit schemes	440	371	138
Defined contribution pension schemes	27	32	32
	467	403	170

The net reduction in the post-retirement healthcare schemes cost in 2013 arises from the restructuring of US post-retirement medical obligations. For further details see page 171.

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

	2015 £m	2014 £m	2013 £m
Cost of sales	143	117	104
Selling, general and administration	225	194	27
Research and development	72	60	7
	440	371	138

GSK entities operate pension arrangements which cover the Group’s material obligations to provide pensions to retired employees. These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by state schemes; by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee; or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service. Some ‘hybrid’ defined benefit schemes also include defined contribution sections.

GSK Annual Report 2015 169

Notes to the financial statements continued

28 Pensions and other post-employment benefits continued

Pension costs of defined benefit schemes for accounting purposes have been calculated using the projected unit method. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Formal, independent, actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years.

Actuarial movements in the year are recognised through the statement of comprehensive income. Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. Projected inflation rate and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest Gilts. In the UK, mortality rates are determined by adjusting the SAPS S2 standard mortality tables to reflect recent scheme experience. These rates are then projected to reflect improvements in life expectancy in line with the CMI projections with a long-term rate of improvement of 1.25% per year for both males and females. In the US, mortality rates are calculated using the RP2014 white collar table adjusted to reflect recent experience. These rates are projected using scale BB-2D to allow for future improvements in life expectancy.

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2035 for an individual then at the age of 60 is as follows:

		UK		US
	Male Years	Female Years	Male Years	Female Years
Current	27.8	29.9	27.1	28.8
Projected for 2035	29.7	32.0	28.8	30.5

The assets of funded schemes are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund, or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. The Group reviewed the investment strategy of the UK plans in 2011 and the asset allocation for the UK plans has been adjusted to approximately 55% return seeking assets and 45% liability matching assets. In 2013, the target asset allocation of the US plans was also updated to 55% return seeking assets and 45% liability matching assets.

The Pension Plans are exposed to risk that arises because the estimated market value of the Plans’ assets might decline, the investment returns might reduce, or the estimated value of the Plans’ liabilities might increase.

In line with the agreed mix of return seeking assets to generate future returns and liability matching assets to better match future pension obligations, the Group has defined an overall long-term investment strategy for the Plans, with investments across a broad range of assets. The main market risks within the asset and hedging portfolio are against credit risk, interest rates, long-term inflation, equities, property, and bank counterparty risk.

The Plan liabilities are a series of future cash flows with relatively long duration. On an IAS 19R basis, these cash flows are sensitive to changes in the expected long-term inflation rate and the discount rate (AA corporate bond yield curve) where an increase in long-term inflation corresponds with an increase in the liabilities, and an increase in the discount rate corresponds with a decrease in the liabilities.

In the UK the defined benefit pension schemes operated for the benefit of former Glaxo Wellcome employees and former SmithKline Beecham employees remain separate. These schemes were closed to new entrants in 2001 and subsequent UK employees are entitled to join a defined contribution scheme. In the US the former Glaxo Wellcome and SmithKline Beecham defined benefit schemes were merged during 2001. In addition, the Group operates a number of post-retirement healthcare schemes, the principal one of which is in the US.

The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

			UK			US		Rest of World
	2015 % pa	2014 % pa	2013 % pa	2015 % pa	2014 % pa	2013 % pa	2015 % pa	2014 % pa	2013 % pa
Rate of increase of future earnings	2.00	2.00	2.00	4.00	4.00	4.00	2.70	2.60	2.80
Discount rate	3.80	3.60	4.50	4.20	3.80	4.60	2.20	2.00	3.40
Expected pension increases	3.10	3.00	3.40	n/a	n/a	n/a	2.00	2.00	2.10
Cash balance credit/conversion rate	n/a	n/a	n/a	3.20	3.00	4.20	0.60	0.50	0.90
Inflation rate	3.10	3.00	3.40	2.25	2.25	2.25	1.40	1.40	1.80

170  GSK Annual Report 2015

28 Pensions and other post-employment benefits continued

The amounts recorded in the income statement and statement of comprehensive income for the three years ended 31 December 2015 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

				Pensions	Post-retirement benefits
2015	UK £m	US £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit
Current service cost	131	67	110	308	22
Past service cost/(credit)	25	2	(10)	17	(8)
Net interest cost	14	22	13	49	52
Gains from settlements	–	1	(9)	(8)	(7)
Expenses	7	4	4	15	–
	177	96	108	381	59
Remeasurements recorded in the statement of comprehensive income	82	(30)	147	199	62

				Pensions	Post-retirement benefits
2014	UK £m	US £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit
Current service cost	119	66	90	275	24
Past service cost/(credit)	7	1	(11)	(3)	(8)
Net interest (credit)/cost	(7)	14	14	21	54
Gains from settlements	–	–	(4)	(4)	–
Expenses	6	4	2	12	–
	125	85	91	301	70
Remeasurements recorded in the statement of comprehensive income	(629)	(223)	(244)	(1,096)	(85)

				Pensions	Post-retirement benefits
2013	UK £m	US £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit
Current service cost	117	74	89	280	37
Past service cost/(credit)	4	–	(31)	(27)	(273)
Net interest cost	12	17	17	46	61
Expenses	6	4	4	14	–
	139	95	79	313	(175)
Remeasurements recorded in the statement of comprehensive income	349	257	74	680	167

The past service credit of £273 million in 2013 includes an amount of £279 million in relation to the restructuring of the US post-retirement medical obligations for both active and retired members under the age of 65.

The amounts included within past service costs include £25 million (2014 – £7 million; 2013 – £nil) of augmentation costs arising from major restructuring programmes (see Note 29, ‘Other provisions’).

GSK Annual Report 2015 171

Notes to the financial statements continued

28 Pensions and other post-employment benefits continued

A summarised balance sheet presentation of the Group defined benefit pension schemes and other post-retirement benefits is set out in the table below:

	2015 £m	2014 £m	2013 £m
Recognised in Other non-current assets:
Pension schemes in surplus	258	93	330
Recognised in Pensions and other post-employment benefits:
Pension schemes in deficit	(1,842)	(1,782)	(943)
Post-retirement benefits	(1,387)	(1,397)	(1,246)
	(3,229)	(3,179)	(2,189)

The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

At 31 December 2015			UK £m	US £m	Rest of World £m	Group £m
Equities:	–	listed	6,646	1,235	355	8,236
	–	unlisted	481	–	1	482
Property:	–	unlisted	302	175	8	485
Corporate bonds:	–	listed	251	727	76	1,054
	–	unlisted	232	–	2	234
Government bonds:	–	listed	5,780	184	664	6,628
Insurance contracts			755	–	439	1,194
Other assets			(2,572)	180	205	(2,187)
Fair value of assets			11,875	2,501	1,750	16,126
Present value of scheme obligations			(12,192)	(3,134)	(2,384)	(17,710)
Net obligation			(317)	(633)	(634)	(1,584)

Included in Other non-current assets			232	–	26	258
Included in Pensions and other post-employment benefits			(549)	(633)	(660)	(1,842)
			(317)	(633)	(634)	(1,584)

Actual return on plan assets			1	(30)	23	(6)

The index-linked gilts held as part of the UK repo programme are included in government bonds. The related loan is included within ‘Other assets’ at a value of £2,215 million (2014 – £(537) million; 2013 – £(407) million).

At 31 December 2014			UK £m	US £m	Rest of World £m	Group £m
Equities:	–	listed	6,734	1,203	325	8,262
	–	unlisted	247	–	9	256
Property:	–	unlisted	256	146	4	406
Corporate bonds:	–	listed	1,403	921	97	2,421
	–	unlisted	247	–	25	272
Government bonds:	–	listed	2,489	152	603	3,244
Insurance contracts			803	–	378	1,181
Other assets			(127)	109	88	70
Fair value of assets			12,052	2,531	1,529	16,112
Present value of scheme obligations			(12,492)	(3,133)	(2,176)	(17,801)
Net obligation			(440)	(602)	(647)	(1,689)

Included in Other non-current assets			72	–	21	93
Included in Pensions and other post-employment benefits			(512)	(602)	(668)	(1,782)
			(440)	(602)	(647)	(1,689)

Actual return on plan assets			977	99	181	1,257

172  GSK Annual Report 2015

28 Pensions and other post-employment benefits continued

At 31 December 2013			UK £m	US £m	Rest of World £m	Group £m
Equities:	–	listed	6,474	1,202	422	8,098
	–	unlisted	–	–	9	9
Property:	–	unlisted	254	131	5	390
Corporate bonds:	–	listed	1,484	531	57	2,072
	–	unlisted	–	–	20	20
Government bonds:	–	listed	2,376	320	517	3,213
Insurance contracts			775	–	366	1,141
Other assets			(119)	330	71	282
Fair value of assets			11,244	2,514	1,467	15,225
Present value of scheme obligations			(11,132)	(2,793)	(1,913)	(15,838)
Net asset/(obligation)			112	(279)	(446)	(613)

Included in Other non-current assets			292	–	38	330
Included in Pensions and other post-employment benefits			(180)	(279)	(484)	(943)
			112	(279)	(446)	(613)

Actual return on plan assets			1,383	218	98	1,699

				Pensions	Post-retirement benefits
Movements in fair values of assets	UK £m	US £m	Rest of World £m	Group £m	Group £m
Assets at 1 January 2013	9,981	2,521	1,377	13,879	–
Exchange adjustments	–	(49)	(45)	(94)	–
Interest income	385	96	45	526	–
Expenses	(6)	(4)	(4)	(14)	–
Remeasurement	998	122	53	1,173	–
Employer contributions	219	20	104	343	76
Scheme participants’ contributions	26	–	10	36	15
Benefits paid	(359)	(192)	(73)	(624)	(91)
Assets at 31 December 2013	11,244	2,514	1,467	15,225	–
Exchange adjustments	–	154	(101)	53	–
Interest income	437	112	47	596	–
Expenses	(6)	(4)	(2)	(12)	–
Settlements and curtailments	–	–	(65)	(65)	–
Remeasurement	540	(13)	134	661	–
Employer contributions	202	19	102	323	70
Scheme participants’ contributions	34	–	10	44	10
Benefits paid	(399)	(251)	(63)	(713)	(80)
Assets at 31 December 2014	12,052	2,531	1,529	16,112	–
Exchange adjustments	–	147	(52)	95	–
Additions through business combinations	–	–	233	233	–
Interest income	374	95	33	502	–
Expenses	(7)	(4)	(4)	(15)	–
Settlements and curtailments	–	–	(16)	(16)	–
Remeasurement	(373)	(125)	(10)	(508)	–
Employer contributions	218	132	112	462	82
Scheme participants’ contributions	37	–	14	51	14
Benefits paid	(426)	(275)	(89)	(790)	(96)
Assets at 31 December 2015	11,875	2,501	1,750	16,126	–

The UK defined benefit schemes include defined contribution sections with account balances totalling £1,591 million at 31 December 2015 (2014 – £1,501 million; 2013 – £1,366 million).

During 2015, the Group made special funding contributions to the UK pension schemes totalling £85 million (2014 – £85 million; 2013 – £93 million) and £111 million (2014 – £nil; 2013 – £nil) to the US scheme. In 2013, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31 December 2011 actuarial funding valuation. Based on the funding agreements following the 2011 valuation, the additional contributions are expected to be £85 million in 2016. The contributions were based on a government bond yield curve approach to selecting the discount rate; the rate chosen included an allowance for expected investment returns which reflected the asset mix of the schemes.

Employer contributions for 2016, including special funding contributions, are estimated to be approximately £540 million in respect of defined benefit pension schemes and £80 million in respect of post-retirement benefits.

GSK Annual Report 2015 173

Notes to the financial statements continued

28 Pensions and other post-employment benefits continued

				Pensions	Post-retirement benefits
Movements in defined benefit obligations	UK £m	US £m	Rest of World £m	Group £m	Group £m
Obligations at 1 January 2013	(10,298)	(2,979)	(1,914)	(15,191)	(1,685)
Exchange adjustments	–	46	37	83	9
Service cost	(117)	(74)	(89)	(280)	(37)
Past service cost	(4)	–	31	27	273
Interest cost	(397)	(113)	(62)	(572)	(61)
Other movements	–	–	–	–12
Remeasurement	(649)	135	21	(493)	167
Scheme participants’ contributions	(26)	–	(10)	(36)	(15)
Benefits paid	359	192	73	624	91
Obligations at 31 December 2013	(11,132)	(2,793)	(1,913)	(15,838)	(1,246)
Exchange adjustments	–	(188)	139	(49)	(68)
Service cost	(119)	(66)	(90)	(275)	(24)
Past service cost	(7)	(1)	11	3	8
Interest cost	(430)	(126)	(61)	(617)	(54)
Settlements and curtailments	–	–	69	69	–
Other movements	–	–	(6)	(6)	2
Remeasurement	(1,169)	(210)	(378)	(1,757)	(85)
Scheme participants’ contributions	(34)	–	(10)	(44)	(10)
Benefits paid	399	251	63	713	80
Obligations at 31 December 2014	(12,492)	(3,133)	(2,176)	(17,801)	(1,397)
Exchange adjustments	–	(184)	78	(106)	(64)
Additions through business combinations	–	–	(397)	(397)	(11)
Service cost	(131)	(67)	(110)	(308)	(22)
Past service cost	(25)	(2)	10	(17)	8
Interest cost	(388)	(117)	(46)	(551)	(52)
Settlements and curtailments	–	(1)	25	24	7
Remeasurement	455	95	157	707	62
Scheme participants’ contributions	(37)	–	(14)	(51)	(14)
Benefits paid	426	275	89	790	96
Obligations at 31 December 2015	(12,192)	(3,134)	(2,384)	(17,710)	(1,387)

The UK defined benefit schemes include defined contribution sections with obligations totalling £1,591 million at 31 December 2015 (2014 – £1,501 million; 2013 – £1,366 million).

The defined benefit pension obligation is analysed as follows:

	2015 £m	2014 £m	2013 £m
Funded	(17,143)	(17,350)	(15,432)
Unfunded	(567)	(451)	(406)
	(17,710)	(17,801)	(15,838)

The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 6.5% (2014 – 6.75%), grading down to 5.0% in 2022 and thereafter. At 31 December 2015, the US post-retirement healthcare scheme obligation was £1,208 million (2014 – £1,191 million; 2013 – £1,066 million). Post-retirement benefits are unfunded.

174  GSK Annual Report 2015

28 Pensions and other post-employment benefits continued

The movement in the net defined benefit liability is as follows:

	2015 £m	2014 £m	2013 £m
At 1 January	(1,689)	(613)	(1,312)
Exchange adjustments	(11)	4	(11)
Additions through business combinations	(164)	–	–
Service cost	(308)	(275)	(280)
Past service cost	(17)	3	27
Interest income/(cost)	(49)	(21)	(46)
Settlements and curtailments	8	4	–
Remeasurements:
Return on plan assets, excluding amounts included in interest	(508)	661	1,173
Gain/(loss) from change in demographic assumptions	120	(64)	(89)
Gain/(loss) from change in financial assumptions	362	(1,578)	(118)
Experience losses	225	(115)	(286)
Employer contributions	462	323	343
Expenses/other movements	(15)	(18)	(14)
At 31 December	(1,584)	(1,689)	(613)

The remeasurements included within post-retirement benefits are detailed below:

	2015 £m	2014 £m	2013 £m
Gain/(loss) from change in demographic assumptions	15	10	(1)
Gain/(loss) from change in financial assumptions	59	(120)	143
Experience (losses)/gains	(12)	25	25
	62	(85)	167

GSK Annual Report 2015 175

Notes to the financial statements continued

28 Pensions and other post-employment benefits continued

The defined benefit pension obligation analysed by membership category is as follows:

	2015 £m	2014 £m	2013 £m
Active	5,510	5,422	5,053
Retired	7,969	7,967	7,137
Deferred	4,231	4,412	3,648
	17,710	17,801	15,838

The post-retirement benefit obligation analysed by membership category is as follows:

	2015 £m	2014 £m	2013 £m
Active	499	590	545
Retired	887	805	699
Deferred	1	2	2
	1,387	1,397	1,246

The weighted average duration of the defined benefit obligation is as follows:

	2015 years	2014 years	2013 years
Pension benefits	16	16	16
Post-retirement benefits	12	12	12

Sensitivity analysis

Effect of changes in assumptions used on the benefit obligations and on the 2016 annual defined benefit pension and post retirement costs.

£m

A 0.25% decrease in discount rate would have the following approximate effect:

Increase in annual pension cost	24
Decrease in annual post-retirement benefits cost	(1)
Increase in pension obligation	630
Increase in post-retirement benefits obligation	40

A one year increase in life expectancy would have the following approximate effect:

Increase in annual pension cost	20
Increase in annual post-retirement benefits cost	2
Increase in pension obligation	444
Increase in post-retirement benefits obligation	36

A 1% increase in the rate of future healthcare inflation would have the following approximate effect:

Increase in annual post-retirement benefits cost	3
Increase in post-retirement benefits obligation	64

A 0.25% increase in inflation would have the following approximate effect:

Increase in annual pension cost	19
Increase in pension obligation	375

176  GSK Annual Report 2015

29 Other provisions

	Legal and other disputes £m	Major restructuring programmes £m	Employee related provisions £m	Other provisions £m	Total £m
At 1 January 2015	520	527	252	291	1,590
Exchange adjustments	28	15	3	5	51
Charge for the year	257	718	60	87	1,122
Reversed unused	(32)	(44)	–	(32)	(108)
Unwinding of discount	–	5	–	11	16
Utilised	(428)	(382)	(39)	(47)	(896)
Reclassifications and other movements	7	2	(1)	6	14
Transfer to Pension obligations	–	(25)	–	–	(25)
At 31 December 2015	352	816	275	321	1,764

To be settled within one year	319	692	133	200	1,344
To be settled after one year	33	124	142	121	420
At 31 December 2015	352	816	275	321	1,764

Legal and other disputes

The Group is involved in a substantial number of legal and other disputes, including notification of possible claims, as set out in Note 45 ‘Legal proceedings’. Provisions for legal and other disputes include amounts relating to product liability, anti-trust, government investigations (principally relating to the SEC/DOJ and SFO related investigations), contract terminations, self insurance and environmental clean-up.

The charge for the year of £257 million (£225 million net of reversals and estimated insurance recoveries) primarily related to provisions for product liability cases regarding Paxil and other products, commercial disputes and various other government investigations.

The discount on the provisions decreased by £1 million in 2015 (2014 – £nil) and was calculated using risk-adjusted projected cash flows and risk-free rates of return. The movement in 2015 includes an increase of £1 million (2014 – £1 million) arising from a change in the discount rate in the year.

In respect of product liability claims related to certain products, there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

It is in the nature of the Group’s business that a number of these matters may be the subject of negotiation and litigation over many years. Litigation proceedings, including the various appeal procedures, often take many years to reach resolution, and out-of-court settlement discussions can also often be protracted.

The Group is in potential settlement discussions in a number of the disputes for which amounts have been provided and, based on its current assessment of the progress of these disputes, estimates that £0.3 billion of the amount provided at 31 December 2015 will be settled within one year. At 31 December 2015, it was expected that none (2014 – £nil) of the provision made for legal and other disputes will be reimbursed by third party insurers. For a discussion of legal issues, see Note 45, ‘Legal proceedings’.

Major restructuring programmes

In 2013, the Group initiated the Major Change restructuring programme focused on opportunities to simplify supply chain processes, build the Group’s capabilities in manufacturing and R&D and restructure the European Pharmaceuticals business.

The Pharmaceuticals restructuring programme, announced in October 2014, will rescale commercial operations, global support functions and the relevant R&D/manufacturing operations across Pharmaceuticals. In addition, an integration restructuring programme was initiated in 2015, following the completion of the Novartis transaction. All of these restructuring and integration programmes are now reported together as one combined major restructuring programme.

Provisions for staff severance payments are made when management has made a formal decision to eliminate certain positions and this has been communicated to the groups of employees affected and appropriate consultation procedures completed, where appropriate. No provision is made for staff severance payments that are made immediately.

Pension augmentations arising from staff redundancies of £25 million (2014 – £7 million) have been charged during the year and then transferred to the pension obligations provision as shown in Note 28, ‘Pensions and other post-employment benefits’. Asset write-downs have been recognised as impairments of property, plant and equipment in Note 17, ‘Property, plant and equipment’. The majority of the amounts provided are expected to be utilised in the next two years.

Employee related provisions

Employee related provisions include obligations for certain medical benefits to disabled employees and their spouses in the US. At 31 December 2015, the provision for these benefits amounted to £111 million (2014 – £114 million). Other employee benefits reflect a variety of provisions for severance costs, jubilee awards and other long-service benefits.

Other provisions

Included in other provisions are insurance provisions of £98 million (2014 – £83 million), onerous property lease provisions of £32 million (2014 – £33 million) and a number of other provisions including vehicle insurance and regulatory matters.

GSK Annual Report 2015 177

Notes to the financial statements continued

30 Other non-current liabilities

		2015 £m	2014 £m
Accruals and deferred income		64	92
Contingent consideration (Note 38)		3,549	1,619
Consumer Healthcare put option liability		6,287	–
Other payables		756	690
		10,656	2,401

The Consumer Healthcare put option liability relates to the ability of Novartis to put its shares in the Consumer Healthcare Joint Venture to GSK at certain points in the future, commencing in 2018. The liability is recorded at the present value of the expected redemption amount, calculated using a multiples approach based on the forecast revenue and earnings of the Consumer Healthcare Joint Venture. The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in either the sales forecasts or the sales multiples used in the valuation of this liability.

Increase/(decrease) in financial liability and loss/(gain) in Income statement from changes in key inputs		2015 £m
10% increase in sales forecasts or sales multiple applied		619
10% decrease in sales forecasts or sales multiple applied		(619)

31 Net debt
	Listing exchange	2015 £m	2014 £m
Current assets:
Liquid investments		75	69
Cash and cash equivalents		5,830	4,338
		5,905	4,407
Short-term borrowings:
Commercial paper		–	(656)
Bank loans and overdrafts		(435)	(379)
Obligations under finance leases		(23)	(28)
0.7% US$ US Medium Term Note 2016	New York Stock Exchange	(850)	–
0.75% US$ US Medium Term Note 2015	New York Stock Exchange	–	(641)
3.875% € European Medium Term Note 2015	London Stock Exchange	–	(1,239)
		(1,308)	(2,943)
Long-term borrowings:
0.7% US$ US Medium Term Note 2016	New York Stock Exchange	–	(800)
1.50% US$ US Medium Term Note 2017	New York Stock Exchange	(1,358)	(1,278)
5.625% € European Medium Term Note 2017	London Stock Exchange	(918)	(967)
5.65% US$ US Medium Term Note 2018	New York Stock Exchange	(1,869)	(1,760)
0.625% € European Medium Term Note 2019	London Stock Exchange	(1,096)	(1,154)
2.85% US$ US Medium Term Note 2022	New York Stock Exchange	(1,351)	(1,271)
2.8% US$ US Medium Term Note 2023	New York Stock Exchange	(841)	(792)
1.375% € European Medium Term Note 2024	London Stock Exchange	(726)	(764)
4.00% € European Medium Term Note 2025	London Stock Exchange	(546)	(575)
3.375% £ European Medium Term Note 2027	London Stock Exchange	(592)	(591)
5.25% £ European Medium Term Note 2033	London Stock Exchange	(985)	(984)
5.375% US$ US Medium Term Note 2034	London Stock Exchange	(338)	(318)
6.375% US$ US Medium Term Note 2038	New York Stock Exchange	(1,854)	(1,747)
6.375% £ European Medium Term Note 2039	London Stock Exchange	(695)	(695)
5.25% £ European Medium Term Note 2042	London Stock Exchange	(987)	(987)
4.2% US$ US Medium Term Note 2043	New York Stock Exchange	(333)	(313)
4.25% £ European Medium Term Note 2045	London Stock Exchange	(788)	(788)
Obligations under finance leases		(47)	(57)
		(15,324)	(15,841)
Net debt		(10,727)	(14,377)

178  GSK Annual Report 2015

31 Net debt continued

Current assets

Liquid investments are classified as available-for-sale investments. At 31 December 2015, they included US Treasury Notes and other government bonds. The effective interest rate on liquid investments at 31 December 2015 was approximately 0.7% (2014 – approximately 0.3%). Liquid investment balances at 31 December 2015 earning interest at floating rates amount to £4 million (2014 – £69 million). Liquid investment balances at 31 December 2015 earning interest at fixed rates amount to £71 million (2014 – £nil).

The effective interest rate on cash and cash equivalents at 31 December 2015 was approximately 1.3% (2014 – approximately 1.6%). Cash and cash equivalents at 31 December 2015 earning interest at floating and fixed rates amount to £5,654 million and £nil respectively (2014 – £4,243 million and £1 million).

GSK’s policy regarding the credit quality of cash and cash equivalents is referred to in Note 41, ‘Financial instruments and related disclosures’.

Short-term borrowings

GSK has a $10 billion (£6.8 billion) US commercial paper programme which was undrawn at 31 December 2015 (2014 – $1.0 billion (£0.7 billion) drawn). GSK also has £1.9 billion five year committed medium-term facilities and $2.5 billion (£1.7 billion) of 364 day committed facilities. These facilities were put in place in September 2015 and were undrawn at 31 December 2015. Liquid investments, cash and cash equivalents were as shown in the table on page 178.

The weighted average interest rate on current bank loans and overdrafts at 31 December 2015 was 3.49% (2014 – 4.28%).

Long-term borrowings

At the year-end, GSK had long-term borrowings of £15.3 billion (2014 – £15.8 billion) of which £10 billion (2014 – £9.8 billion) falls due in more than five years. The average effective pre-swap interest rate of all notes in issue at 31 December 2015 was approximately 3.9% (2014 – approximately 3.8%).

Long-term borrowings repayable after five years carry interest at effective rates between 1.49% and 6.39%. The repayment dates range from 2022 to 2045.

Pledged assets

The Group has pledged investments in US Treasury Notes with a par value of $105 million (£71 million), (2014 – $105 million (£67 million)) as security against irrevocable letters of credit issued on the Group’s behalf in respect of the Group’s self-insurance activity. Provisions in respect of self-insurance are included within the provisions for legal and other disputes discussed in Note 29, ‘Other provisions’. In addition, £37 million (2014 – £32 million) of assets included in Note 22, ‘Other non-current assets’, which do not form part of Net debt, were pledged as collateral against future rental payments under operating lease arrangements entered into by Human Genome Sciences, Inc. prior to its acquisition by the Group.

Finance lease obligations	2015 £m	2014 £m
Rental payments due within one year	25	31
Rental payments due between one and two years	21	23
Rental payments due between two and three years	15	19
Rental payments due between three and four years	6	13
Rental payments due between four and five years	6	3
Rental payments due after five years	4	2
Total future rental payments	77	91
Future finance charges	(7)	(6)
Total finance lease obligations	70	85

32 Contingent liabilities

At 31 December 2015, contingent liabilities, comprising guarantees, discounted bills and other items arising in the normal course of business, amounted to £200 million (2014 – £185 million). At 31 December 2015, £nil (2014 – £nil) of financial assets were pledged as collateral for contingent liabilities. Provision is made for the outcome of tax, legal and other disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. At 31 December 2015, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote. Descriptions of the significant tax, legal and other disputes to which the Group is a party are set out in Note 14, ‘Taxation’ and Note 45, ‘Legal proceedings’.

GSK Annual Report 2015 179

Notes to the financial statements continued

33 Share capital and share premium account

	Ordinary Shares of 25p each		Share premium
	Number	£m	£m
Share capital authorised
At 31 December 2013	10,000,000,000	2,500
At 31 December 2014	10,000,000,000	2,500
At 31 December 2015	10,000,000,000	2,500
Share capital issued and fully paid
At 1 January 2013	5,397,595,969	1,349	2,022
Issued under employee share schemes	44,610,727	12	573
Share capital cancelled	(100,000,000)	(25)	–
At 31 December 2013	5,342,206,696	1,336	2,595
Issued under employee share schemes	13,090,536	3	164
At 31 December 2014	5,355,297,232	1,339	2,759
Issued under employee share schemes	6,010,415	1	72
At 31 December 2015	5,361,307,647	1,340	2,831

	31 December 2015 000	31 December 2014 000
Number of shares issuable under employee share schemes	99,833	88,801
Number of unissued shares not under option	4,538,859	4,555,902

At 31 December 2015, of the issued share capital, 29,801,412 shares were held in the ESOP Trusts, 491,515,950 shares were held as Treasury shares and 4,839,990,285 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trusts are disclosed in Note 42, ‘Employee share schemes’.

180  GSK Annual Report 2015

34 Movements in equity

Retained earnings and other reserves amounted to £943 million at 31 December 2015 (2014 – £165 million; 2013 – £3,066 million) of which £283 million (2014 – £337 million; 2013 – £307 million) relates to joint ventures and associated undertakings. The cumulative translation exchange in equity is as follows:

	Net translation exchange included in:
	Retained earnings £m	Fair value reserve £m	Non- controlling interests £m	Total translation exchange £m
At 1 January 2013	846	(8)	(98)	740
Exchange movements on overseas net assets	(260)	5	(35)	(290)
At 31 December 2013	586	(3)	(133)	450
Exchange movements on overseas net assets	(504)	7	16	(481)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	(219)	–	–	(219)
At 31 December 2014	(137)	4	(117)	(250)
Exchange movements on overseas net assets	(624)	6	8	(610)
At 31 December 2015	(761)	10	(109)	(860)

The analysis of other comprehensive income by equity category is as follows:
2015	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	(624)	6	–	(618)
Fair value movements on available-for-sale investments	–	416	–	416
Deferred tax on fair value movements on available-for-sale investments	–	(91)	–	(91)
Reclassification of fair value movements on available-for-sale investments	–	(346)	–	(346)
Deferred tax on reclassification of fair value movements on available-for-sale investments	–	36	–	36
Reclassification of cash flow hedges to income statement	–	2	–	2
Fair value movements on cash flow hedges	–	2	–	2
Share of other comprehensive income of associates and joint ventures	(77)	–	–	(77)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	–	–	8	8
Remeasurement gains on defined benefit plans	261	–	–	261
Deferred tax on remeasurement gains in defined benefit plans	(80)	–	–	(80)
Other comprehensive (expense)/income for the year	(520)	25	8	(487)

2014	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	(504)	7	–	(497)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	(219)	–	–	(219)
Deferred tax on exchange movements	(2)	–	–	(2)
Fair value movements on available-for-sale investments	–	29	–	29
Deferred tax on fair value movements on available-for-sale investments	–	(78)	–	(78)
Reclassification of fair value movements on available-for-sale investments	–	(155)	–	(155)
Deferred tax on reclassification of fair value movements on available-for-sale investments	–	58	–	58
Reclassification of cash flow hedges to income statement	–	(5)	–	(5)
Fair value movements on cash flow hedges	–	5	–	5
Deferred tax on fair value movements on cash flow hedges	–	(1)	–	(1)
Share of other comprehensive income of associates and joint ventures	18	–	–	18

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	–	–	16	16
Remeasurement losses on defined benefit plans	(1,181)	–	–	(1,181)
Deferred tax on remeasurement losses in defined benefit plans	262	–	–	262
Other comprehensive (expense)/income for the year	(1,626)	(140)	16	(1,750)

GSK Annual Report 2015 181

Notes to the financial statements continued

34 Movements in equity continued

2013		Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges		(260)	5	–	(255)
Fair value movements on available-for-sale investments		–	367	–	367
Deferred tax on fair value movements on available-for-sale investments		–	(29)	–	(29)
Reclassification of fair value movements on available-for-sale investments		–	(38)	–	(38)
Deferred tax on reclassification of fair value movements on available-for-sale investments		–	7	–	7
Reclassification of cash flow hedges to income statement		–	2	–	2
Fair value movements on cash flow hedges		–	(9)	–	(9)
Deferred tax on fair value movements on cash flow hedges		–	1	–	1
Share of other comprehensive income of associates and joint ventures		15	–	–	15

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests		–	–	(35)	(35)
Remeasurement gains on defined benefit plans		847	–	–	847
Deferred tax on remeasurement gains in defined benefit plans		(286)	–	–	(286)
Other comprehensive income/(expense) for the year		316	306	(35)	587

The analysis of other reserves is as follows:
	ESOP Trust shares £m	Fair value reserve £m	Cash flow hedge reserve £m	Other reserves £m	Total £m
At 1 January 2013	(391)	105	(10)	2,083	1,787
Transferred to income and expense in the year on disposals	–	(38)	2	–	(36)
Transferred to income and expense in the year on impairment	–	(1)	–	–	(1)
Net fair value movement in the year	–	347	(4)	–	343
Ordinary shares purchased and cancelled	–	–	–	25	25
Ordinary shares acquired by ESOP Trusts	(45)	–	–	–	(45)
Write-down of shares held by ESOP Trusts	80	–	–	–	80
At 31 December 2013	(356)	413	(12)	2,108	2,153
Transferred to income and expense in the year on disposals	–	(155)	(5)	–	(160)
Net fair value movement in the year	–	16	4	–	20
Ordinary shares acquired by ESOP Trusts	(245)	–	–	–	(245)
Write-down of shares held by ESOP Trusts	450	–	–	–	450
Forward contract on non-controlling interest	–	–	–	21	21
At 31 December 2014	(151)	274	(13)	2,129	2,239
Transferred to income and expense in the year on disposals	–	(356)	2	–	(354)
Transferred to income and expense in the year on impairments	–	10	–	–	10
Net fair value movement in the year	–	367	2	–	369
Ordinary shares acquired by ESOP Trusts	(99)	–	–	–	(99)
Write-down of shares held by ESOP Trusts	175	–	–	–	175
At 31 December 2015	(75)	295	(9)	2,129	2,340

Other reserves include various non-distributable merger and pre-merger reserves amounting to £1,849 million at 31 December 2015 (2014 – £1,849 million; 2013 – £1,849 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £280 million at 31 December 2015 (2014 – £280 million; 2013 – £280 million).

182  GSK Annual Report 2015

35 Related party transactions

GSK held a 12.4% interest in Aspen Pharmacare Holdings Limited at 31 December 2014 (2013 – 12.4%). Following the sale of half of the Group’s holding in Aspen during March 2015, the investment is no longer accounted for as an associate.

At 31 December 2015, GSK owned 32 million shares or 27.8% of Theravance, Inc. (now Innoviva Inc.) which is a biopharmaceutical company listed on NASDAQ. GSK began recognising Theravance as an associate on 1 September 2015. The royalty revenues paid by GSK to Theravance in the period from 1 September 2015 to 31 December 2015 were £11 million (2014 – £nil). At 31 December 2015, the balance payable by GSK to Theravance was £17 million.

At 31 December 2015, GSK held a 50% interest in Japan Vaccine Co. Ltd (JVC) through its subsidiary GlaxoSmithKline K.K. This joint venture with Daiichi Sankyo Co., Ltd is primarily responsible for the development and marketing of certain prophylactic vaccines in Japan. During 2015, GSK sold £27 million (2014 – £27 million) of its vaccine products into the joint venture. At 31 December 2015, the trading balance due to GSK from JVC was £8 million and the balance payable by GSK to JVC was £nil. In addition, a loan of £6 million was made to JVC during the year and this amount remained due to GSK at 31 December 2015.

The aggregate compensation of the Directors and CET is given in Note 9, ‘Employee Costs’.

36 Adjustments reconciling profit after tax to operating cash flows

	2015 £m	2014 £m	2013 £m
Profit after tax	8,372	2,831	5,628

Tax on profits	2,154	137	1,019
Share of after tax profits of associates and joint ventures	(14)	(30)	(43)
Finance income net of finance expense	653	659	706
Depreciation	892	780	732
Amortisation of intangible assets	738	704	682
Impairment and assets written off	822	205	928
Profit on sale of businesses	(9,308)	–	(1,331)
Profit on sale of intangible assets	(349)	(255)	(78)
Profit on sale of investments in associates	(843)	–	(282)
Profit on sale of equity investments	(342)	(149)	(36)
Changes in working capital:
Increase in inventories	(111)	(529)	(95)
Decrease in trade receivables	98	347	16
(Increase)/decrease in other receivables	(593)	95	(218)
Increase in trade payables	40	91	125
Increase in other payables	2,141	698	393
Increase/(decrease) in pension and other provisions	100	(41)	(165)
Share-based incentive plans	368	332	319
Fair value adjustments	–	313	(12)
Other	(187)	96	211
	(3,741)	3,453	2,871

Cash generated from operations	4,631	6,284	8,499

GSK Annual Report 2015 183

Notes to the financial statements continued

37 Reconciliation of net cash flow to movement in net debt

	2015 £m	2014 £m	2013 £m
Net debt at beginning of year	(14,377)	(12,645)	(14,037)

Increase/(decrease) in cash and bank overdrafts	1,503	(1,287)	1,473
Decrease/(increase) in liquid investments	2	(1)	(15)
Net increase in long-term loans	–	(1,960)	(1,913)
Net repayment of short-term loans	2,412	1,709	1,872
Net repayment of obligations under finance leases	25	23	31
Net non-cash funds of subsidiary undertakings acquired	–	–	(6)
Exchange adjustments	(268)	(193)	(34)
Other non-cash movements	(24)	(23)	(16)
Movement in net debt	3,650	(1,732)	1,392

Net debt at end of year	(10,727)	(14,377)	(12,645)

Analysis of changes in net debt	At 1 January 2015 £m	Exchange £m	Other £m	Reclass- ifications £m	Cash flow £m	At 31 December 2015 £m
Liquid investments	69	4	–	–	2	75

Cash and cash equivalents	4,338	(54)	–	–	1,546	5,830
Overdrafts	(310)	9	–	–	(43)	(344)
	4,028	(45)	–	–	1,503	5,486

Debt due within one year:
Commercial paper	(656)	–	–	–	656	–
European and US Medium Term Notes	(1,880)	65	–	(816)	1,781	(850)
Other	(97)	1	–	(18)	–	(114)
	(2,633)	66	–	(834)	2,437	(964)

Debt due after one year:
European and US Medium Term Notes	(15,784)	(292)	(17)	816	–	(15,277)
Other	(57)	(1)	(7)	18	–	(47)
	(15,841)	(293)	(24)	834	–	(15,324)

Net debt	(14,377)	(268)	(24)	–	3,942	(10,727)

For further information on significant changes in net debt see Note 31, ‘Net debt’.

184  GSK Annual Report 2015

38 Acquisitions and disposals

Details of the acquisition and disposal of significant subsidiaries and associates, joint ventures and other businesses are given below:

2015

Acquisitions

Novartis Consumer Healthcare and Vaccines businesses

The three-part inter-conditional transaction with Novartis AG involving the Consumer Healthcare, Vaccines and Oncology businesses completed on 2 March 2015.

GSK and Novartis have contributed their respective Consumer Healthcare businesses into a Consumer Healthcare Joint Venture in a non-cash transaction. GSK has an equity interest of 63.5% and majority control of the Joint Venture. In addition, GSK has acquired Novartis’ global Vaccines business (excluding influenza vaccines) for an initial cash consideration of $5.25 billion (£3.417 billion) with contingent consideration representing subsequent potential milestone payments of up to $1.8 billion (£1.2 billion) arising on the achievement of specified development targets and ongoing royalties based on the future sales performance of certain products, and so the total amount payable is unlimited. The first milestone of $450 million (£300 million) was paid on 26 March 2015.

Other business acquisitions

In addition, GSK completed one smaller Vaccines business acquisition for cash consideration of £120 million, net of cash acquired, and the fair value of existing investments of £15 million. This represented goodwill of £22 million and intangible assets of £124 million less other net liabilities of £11 million.

The fair values of the assets acquired in business combinations, including goodwill, are set out in the table below. These amounts are provisional and subject to change.

	Novartis Consumer Healthcare business £m	Novartis Vaccines business £m	Other £m
Net assets acquired:
Intangible assets	6,003	2,680	124
Property, plant and equipment	249	434	1
Inventory	257	347	–
Trade and other receivables	400	162	2
Other assets including cash and cash equivalents	304	283	19
Trade and other payables	(402)	(107)	(3)
Deferred tax liabilities	(1,154)	(78)	(26)
Other liabilities	(165)	(299)	–
	5,492	3,422	117
Non-controlling interest	(2,150)	(19)	–
Goodwill	774	576	22
	4,116	3,979	139

Consideration settled by shares in GSK Consumer Healthcare Holdings	4,116	–	–
Cash consideration paid after purchase adjustments	–	3,461	124
Fair value of equity investment disposal	–	–	15
Contingent consideration	–	594	–
Deferred tax on contingent consideration	–	(52)	–
Loss on settlement of pre-existing relationships	–	(24)	–
Total consideration	4,116	3,979	139

The non-controlling interest in the Consumer Healthcare Joint Venture, calculated applying the full goodwill method, represents Novartis’ share of the net assets of the Joint Venture together with attributable goodwill.

The goodwill in the businesses acquired represents the potential for further synergies arising from combining the acquired businesses with GSK’s existing businesses together with the value of the workforce acquired. The majority of the goodwill recognised is not expected to be deductible for tax purposes.

Total transaction costs recognised in 2014 and 2015 for the acquisitions from Novartis amounted to £102 million.

Since acquisition on 2 March 2015, turnover of £1,941 million arising from the Novartis Consumer Healthcare and Vaccines businesses has been included in Group turnover. If the businesses had been acquired at the beginning of the year, it is estimated that Group turnover in 2015 would have been approximately £320 million higher. These businesses have been integrated into the Group’s existing activities and it is not practicable to identify the impact on the Group profit in the period.

Disposals

Oncology

GSK has divested its marketed Oncology business, related R&D activities and rights to its AKT inhibitor and also granted commercialisation partner rights for future oncology products to Novartis for consideration of $16 billion (£10,395 million) before purchase adjustments.

GSK Annual Report 2015 185

Notes to the financial statements continued

38 Acquisitions and disposals continued

Other business disposals

GSK also made a number of small business disposals in the period for net cash consideration of £309 million. Profit on disposal of the businesses has been determined as follows:

	Oncology £m	Other £m
Cash consideration including currency forwards and purchase adjustments	10,060	309
Net assets sold:
Goodwill	(497)	(14)
Intangible assets	(516)	(107)
Property, plant and equipment	–	(25)
Inventory	–	(51)
Cash	–	(5)
Other net assets	–	(6)
	(1,013)	(208)
Loss on currency forwards booked in 2014	299	–
Disposal costs	(118)	(21)
Profit on disposal	9,228	80

Investments in associates and joint ventures

In March 2015, GSK sold half of its shareholding in Aspen, representing 6.2% of the issued share capital of the company, for £571 million in cash. As a result of the sale, the Group was no longer considered to have the ability to exert significant influence over Aspen and the Group’s remaining investment was transferred from Investments in associates to Other investments.

£m
Cash consideration	571
Net book value of shares	(143)
Reclassification of exchange from other comprehensive income	(30)
Transaction fees	(7)
Other items	(5)
Profit on disposal	386

Cash flows	Business acquisitions £m	Business disposals £m	Associates and JV disposals £m	Total £m
Cash consideration (paid)/received after purchase adjustments	(3,585)	10,369	571	7,355
Cash and cash equivalents acquired/(divested)	404	(5)	–	399
Deferred cash proceeds	–	(38)	–	(38)
Contingent consideration paid	(338)	–	–	(338)
Transaction costs and other	(22)	(80)	(7)	(109)
Cash (outflow)/inflow in 2015	(3,541)	10,246	564	7,269

In addition, GSK made cash investments of £16 million into associates and joint ventures.

Contingent consideration payable

The consideration for certain acquisitions includes amounts contingent on future events such as development milestones or sales performance. The Group has provided for the fair value of this contingent consideration as follows:

	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m	Other £m	Total £m
At 1 January 2014	923	–	1	924
Remeasurement through goodwill	–	–	(4)	(4)
Remeasurement through income statement	768	–	2	770
Settlement	(7)	–	41	34
At 31 December 2014	1,684	–	40	1,724
Additions through business combinations	–	594	–	594
Remeasurement through income statement	1,874	111	1	1,986
Settlement	(159)	(300)	–	(459)
Other movements	10	–	–	10
At 31 December 2015	3,409	405	41	3,855

£306 million of the contingent consideration payable at 31 December 2015 is expected to be paid within one year (2014 – £105 million). The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business is expected to be paid over a number of years. Information on the sensitivity of the income statement and balance sheet to reasonably possible changes in key inputs to the valuations of the contingent consideration payable for the Shionogi-ViiV Healthcare business and Novartis Vaccines business is provided in Note 41, ‘Financial instruments and related disclosures’.

186  GSK Annual Report 2015

38 Acquisitions and disposals continued

During 2015, cash payments to settle the Shionogi-ViiV Healthcare joint venture contingent consideration payable amounted to £159 million in total, of which £121 million was reported in operating cash flows and £38 million in the cash flow for purchases of business.

2014

Acquisitions

There were no acquisitions in 2014.

Acquisition and integration costs of £141 million arising on the proposed three-part inter-conditional transaction with Novartis AG were expensed in 2014, of which £104 million was paid in cash in the year.

Disposals

During the year, £225 million was received as deferred consideration from the sale of the anti-coagulant business completed in 2013 and £1 million from the disposal of an associate.

GSK also made cash investments of £9 million into associates.

Cash flows	Business acquisitions and disposals £m	Associates and joint ventures £m	Total £m
Cash consideration paid	–	9	9
Transaction costs paid	104	–	104
Purchases of businesses and associates	104	9	113

Net cash proceeds from disposals	225	1	226

2013

Acquisitions

During 2013, GSK completed the acquisition of three businesses for cash, including Okairos AG, a European based biopharmaceutical company focused on the development of a specific vaccine technology in the prophylactic and therapeutic fields, which was acquired in May. The total purchase price for these businesses of £255 million included £7 million of cash acquired and £1 million of contingent consideration.

Fair value £m
Net assets acquired
Intangibles	198
Property, plant and equipment	23
Inventory	6
Trade and other receivables	16
Other assets including cash and cash equivalents	8
Deferred tax provision	(23)
Trade and other payables	(26)
202
Goodwill	53
255

Cash consideration paid	254
Contingent consideration	1
Total consideration	255

If the acquisitions had been made at the beginning of the year, it is estimated that Group turnover would have increased by approximately £50 million for the year. Okairos has been fully integrated into the GSK business and it is not practicable to separately identify the impact on the Group profit for the year. The other acquisitions occurred shortly before the end of the year and had no material impact on the Group profit for the year.

The goodwill arising on the acquisitions reflects potential for business synergies and the value of workforce acquired. The majority of this goodwill is not expected to be deductible for income tax purposes.

The results of the acquisitions are reported within the US, Europe, Emerging Markets, Japan, Other trading and unallocated Pharmaceuticals and Vaccines and Consumer Healthcare operating segments. The transactions were accounted for using the acquisition accounting method.

Acquisition costs expensed in 2013 totalled £2 million.

GSK Annual Report 2015 187

Notes to the financial statements continued

38 Acquisitions and disposals continued

Disposals

Lucozade and Ribena

On 31 December 2013, GSK completed the sale of the Lucozade and Ribena business including a manufacturing site and related inventory to Suntory Beverage and Food Ltd for £1,352 million in cash and recognised a profit on disposal in Other operating income of £1,057 million. Lucozade and Ribena sales, excluding retained markets, totalled £527 million for the year ending 31 December 2013.

£m
Cash consideration	1,352
Net assets sold:
Inventory	(45)
Property, plant and equipment	(149)
Goodwill	(24)
(218)
Disposal costs	(77)
Profit on disposal	1,057

Anti-coagulant business

On 31 December 2013, GSK completed the sale of the anti-coagulant business comprising of worldwide intellectual property rights (excluding China, India and Pakistan) of Fraxiparine and Arixtra together with related inventory and a manufacturing site to the Aspen Group for consideration of £732 million, of which £499 million was received in cash and £233 million was deferred.

Profit on disposal of £274 million was recognised in Other operating income. Worldwide sales of Fraxiparine and Arixtra, excluding retained markets, were £345 million for the year ending 31 December 2013.

£m
Cash consideration	499
Cash consideration receivable	233
732

Net assets sold:
Inventory	(138)
Property, plant and equipment	(91)
Intangible assets	(80)
Goodwill	(31)
(340)
Disposal costs	(79)
Total profit on disposal	313
Deferral of profit	(39)
Profit recognised in year	274

Investments in associates and joint ventures

In November 2013, GSK sold one third of its shareholding in Aspen, representing 6.2% of the issued share capital of the company, for £429 million in cash. At 31 December 2013, GSK held 12.4% of Aspen and continued to recognise its investment in Aspen as an associate.

£m
Cash consideration	429
Net book value of shares	(132)
Reclassification of exchange from other comprehensive income	(42)
Reclassification of fair value movements from other comprehensive income	19
Profit on disposal	274

188  GSK Annual Report 2015

38 Acquisitions and disposals continued

Cash flows	Business acquisitions and disposals £m	Associates and joint ventures £m	Total £m
Cash consideration paid	254	8	262
Cash and cash equivalents acquired	(7)	–	(7)
Cash consideration paid, net of cash acquired	247	8	255

Total cash consideration payable, net of cash acquired	248	8	256
Contingent consideration	(1)	–	(1)
Cash consideration paid, net of cash acquired	247	8	255

Total cash proceeds receivable	2,084	429	2,513
Cash proceeds deferred	(233)	–	(233)
Net cash proceeds from disposals	1,851	429	2,280

39 Non-controlling interests

The Group has two subgroups that have material non-controlling interests, ViiV Healthcare Limited and its subsidiaries and GSK Consumer Healthcare Holdings Limited and its subsidiaries. Summarised financial information in respect of the ViiV Healthcare group and GSK Consumer Healthcare Joint Venture is set out below:

ViiV Healthcare

	2015 £m	2014 £m	2013 £m
Turnover	2,330	1,466	1,371
(Loss)/profit after taxation	(1,426)	(606)	190
Other comprehensive income/(expense)	7	8	(9)
Total comprehensive (expense)/income	(1,419)	(598)	181

	2015 £m	2014 £m
Non-current assets	2,466	2,245
Current assets	1,619	1,308
Total assets	4,085	3,553
Current liabilities	(1,218)	(815)
Non-current liabilities	(5,490)	(3,253)
Total liabilities	(6,708)	(4,068)
Net liabilities	(2,623)	(515)

	2015 £m	2014 £m	2013 £m
Net cash inflow from operating activities	1,097	765	637
Net cash outflow from investing activities	(63)	(25)	(27)
Net cash outflow from financing activities	(814)	(540)	(662)
Increase/(decrease) in cash and bank overdrafts in the year	220	200	(52)

The above financial information relates to the ViiV Healthcare group on a stand-alone basis, before the impact of Group-related adjustments, primarily related to the recognition of preferential dividends. The loss after taxation of £1,426 million (2014 – loss after taxation of £606 million; 2013 – profit after taxation of £190 million) is stated after a charge of £1,874 million (2014 – £768 million; 2013 – £253 million) for remeasurement of the contingent consideration payable for the acquisition of the former Shionogi-ViiV Healthcare joint venture. This consideration is expected to be paid over a number of years.

The following amounts attributable to the ViiV Healthcare group are included in GSK’s Consolidated statement of comprehensive income, Consolidated statement of changes in equity and Consolidated balance sheet:

	2015 £m	2014 £m	2013 £m
Total comprehensive (expense)/income for the year attributable to non-controlling interests	(143)	(16)	76
Dividends paid to non-controlling interests	163	120	106

Non-controlling interests in the Consolidated balance sheet	68	374

GSK Annual Report 2015 189

Notes to the financial statements continued

39 Non-controlling interests continued

Consumer Healthcare Joint Venture

2015 £m
Turnover	4,627
Loss after taxation	(39)
Other comprehensive income	72
Total comprehensive income	33

2015 £m
Non-current assets	11,602
Current assets	3,810
Total assets	15,412
Current liabilities	(2,822)
Non-current liabilities	(1,849)
Total liabilities	(4,671)
Net assets	10,741

2015 £m
Net cash inflow from operating activities	277
Net cash outflow from investing activities	(691)
Net cash outflow from financing activities	(42)
Decrease in cash and bank overdrafts in the year	(456)

The above financial information relates to the Consumer Healthcare Joint Venture on a stand-alone basis since its formation on 2 March 2015, before the impact of Group-related adjustments.

The following amounts attributable to the Consumer Healthcare Joint Venture are included in GSK’s Consolidated statement of comprehensive income, Consolidated statement of changes in equity and Consolidated balance sheet:

2015 £m
Total comprehensive income for the year attributable to non-controlling interests	14

Non-controlling interests in the Consolidated balance sheet	3,371

190  GSK Annual Report 2015

40 Commitments

Contractual obligations and commitments	2015 £m	2014 £m
Contracted for but not provided in the financial statements:
Intangible assets	6,264	7,079
Property, plant and equipment	502	359
Investments	157	100
Purchase commitments	38	428
Pensions	340	425
Other commitments	191	186
Interest on loans	9,282	9,744
Finance lease charges	7	6
	16,781	18,327

The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts are not risk-adjusted or discounted. A number of commitments were made in 2015 under licensing and other agreements. These new arrangements were offset by reduced commitments due on prior year transactions including amendments to the agreement with Ionis and Shionogi.

In 2013, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31 December 2011 actuarial funding valuation. A payment of £85 million is due in 2016. Future payments will be based on the deficit position of the scheme, up to a maximum of £255 million. The table above includes this commitment, but excludes the normal ongoing annual funding requirement in the UK of approximately £140 million.

The Group also has other commitments which principally relate to revenue payments to be made under licences and other alliances.

Commitments in respect of future interest payable on loans are disclosed before taking into account the effect of interest rate swaps.

Commitments under non-cancellable operating leases are disclosed below. £314 million (2014 – £310 million) is provided against these commitments on the Group’s balance sheet.

Commitments under non-cancellable operating leases	2015 £m	2014 £m
Rental payments due within one year	191	138
Rental payments due between one and two years	98	91
Rental payments due between two and three years	76	73
Rental payments due between three and four years	58	54
Rental payments due between four and five years	53	48
Rental payments due after five years	313	297
Total commitments under non-cancellable operating leases	789	701

GSK Annual Report 2015 191

Notes to the financial statements continued

41 Financial instruments and related disclosures

GSK uses a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. These derivatives, principally comprising forward foreign currency contracts, foreign currency options and interest rate swaps, are used to swap borrowings and liquid assets into currencies required for Group purposes and to manage exposure to financial risks from changes in foreign exchange rates and interest rates.

GSK does not hold or issue derivatives for speculative purposes and the Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Capital management

GSK’s financial strategy supports the Group’s strategic priorities and is regularly reviewed by the Board. GSK manages the capital structure of the Group through an appropriate mix of debt and equity.

The capital structure of the Group consists of net debt of £10.7 billion (see Note 31, ‘Net debt’) and shareholders’ equity of £5.1 billion (see ‘Consolidated statement of changes in equity’ on page 140). Total capital, including that provided by non-controlling interests, is £19.6 billion.

Our long-term credit rating with Standard and Poor’s is A+ (stable outlook) and with Moody’s Investor Services (‘Moody’s’) it is A2 (negative outlook). The Group’s short-term credit ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

Liquidity risk management

GSK’s policy is to borrow centrally in order to meet anticipated funding requirements. The strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to funding markets.

At 31 December 2015, GSK had £1.3 billion of borrowings repayable within one year and held £5.9 billion of cash and cash equivalents and liquid investments of which £4.2 billion was held centrally. GSK has access to short-term finance under a $10 billion (£6.8 billion) US commercial paper programme. GSK also has £1.9 billion five year committed medium-term facilities and $2.5 billion (£1.7 billion) of 364 day committed facilities. These facilities were put in place in September 2015 and were undrawn at 31 December 2015. GSK considers this level of committed facilities to be adequate given current liquidity requirements.

GSK has a £15 billion European Medium Term Note programme and at 31 December 2015, £7.4 billion of notes were in issue under this programme. The Group also has a US shelf registration statement and at 31 December 2015, had $13.0 billion (£8.8 billion) of notes in issue under this programme. GSK’s long-term borrowings mature at dates between 2016 and 2045.

Market risk

Interest rate risk management

GSK’s objective is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating interest rates over time. The policy on interest rate risk management limits the amount of floating interest payments to a prescribed percentage of operating profit.

Foreign exchange risk management

Foreign currency transaction exposures arising on internal and external trade flows are not typically hedged. The Group’s objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible. GSK’s internal trading transactions are matched centrally and inter-company payment terms are managed to reduce foreign currency risk. Foreign currency cash flows can be hedged selectively including hedges of the foreign exchange risk arising from acquisitions and disposals of assets.

Where possible, GSK manages the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency. In order to reduce foreign currency translation exposure, the Group seeks to denominate borrowings in the currencies of the principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings can be swapped into other currencies as required. Borrowings denominated in, or swapped into, foreign currencies that match investments in Group overseas assets may be treated as a hedge against the relevant assets. Forward contracts in major currencies are also used to reduce exposure to the Group’s investment in overseas assets (see ‘Net investment hedges’ section of this note for further details).

192  GSK Annual Report 2015

41 Financial instruments and related disclosures continued

Credit risk

The Group considers its maximum credit risk at 31 December 2015 to be £11,423 million (31 December 2014 – £9,054 million) which is the total of the Group’s financial assets with the exception of ’Other investments’ (comprising equity investments) which bear equity risk rather than credit risk. See page 195 for details on the Group’s total financial assets. At 31 December 2015, GSK’s greatest concentration of credit risk was £0.8 billion with Citibank (A/A1) (2014 – £0.7 billion with HSBC (AA-/Aa3)).

Treasury-related credit risk

GSK sets global counterparty limits for each of GSK’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Usage of these limits is monitored daily.

GSK actively manages its exposure to credit risk, reducing surplus cash balances wherever possible. This is part of GSK’s strategy to regionalise cash management and to concentrate cash centrally as much as possible. The table below sets out the credit exposure to counterparties by rating for liquid investments, cash and cash equivalents and derivatives. The gross asset position on each derivative contract is considered for the purpose of this table, although, under ISDA agreements, the amount at risk is the net position with each counterparty. Table (e) on page 199 sets out the Group’s financial assets and liabilities on an offset basis.

Following the completion of the Novartis transaction in March 2015, GSK’s cash and liquid investment balances increased materially. A significant proportion of these funds were placed in a number of AAA/Aaa rated US Treasury and Treasury repo only money market funds and AAA/Aaa rated liquidity funds.

During 2015, the credit ratings of a number of the Group’s relationship banks were downgraded, most notably Deutsche Bank which was downgraded to BBB+/Baa1 from A-/A3. Where possible, measures have been taken to reduce the exposure to lower rated counterparties, including further active management of cash balances within GSK’s European cash pool.

At 31 December 2015, £48 million of cash is categorised as held with unrated or sub-investment grade rated counterparties (lower than BBB-/Baa3) of which £31 million is cash in transit. The remaining exposure is concentrated in overseas banks used for local cash management or investment purposes (including £7 million in Nigeria held with Zenith Bank and United Bank for Africa, £2 million with BTV in Austria and £2 million with Islandsbanki in Iceland).

Of the £386 million of bank balances and deposits held with BBB/Baa rated counterparties, £85 million was held with BBB-/Baa3 rated counterparties. This includes bank balances or deposits of £53 million with State Bank of India and £25 million with HDFC Bank in India. These banks are used for either local cash management purposes or for local investment purposes.

2015	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below /unrated £m	Total £m
Bank balances and deposits	–	1,354	1,979	386	48	3,767
US Treasury and Treasury repo only money market funds	624	–	–	–	–	624
Liquidity funds	1,439	–	–	–	–	1,439
Government securities	–	72	–	3	–	75
3rd party financial derivatives	–	55	67	3	–	125
Total	2,063	1,481	2,046	392	48	6,030

2014	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below /unrated £m	Total £m
Bank balances and deposits	–	1,104	2,118	184	121	3,527
US Treasury and Treasury repo only money market funds	811	–	–	–	–	811
Government securities	–	68	–	1	–	69
3rd party financial derivatives	–	45	87	6	–	138
Total	811	1,217	2,205	191	121	4,545

The 2014 table has been restated to include further detail regarding counterparty credit ratings. Credit ratings are assigned by Standard and Poor’s and Moody’s respectively. Where the opinion of the two rating agencies differ, GSK assigns the lower rating of the two to the counterparty. Where local rating agency or Fitch data is the only source available, the ratings are converted to global ratings equivalent to those of Standard and Poor’s or Moody’s using published conversion tables.

GSK Annual Report 2015 193

Notes to the financial statements continued

41 Financial instruments and related disclosures continued

GSK’s centrally managed cash reserves amounted to £3.1 billion at 31 December 2015, all available within three months. This excludes £1.1 billion centrally managed cash held by ViiV Healthcare, a 78.3% owned subsidiary. The Group has invested centrally managed liquid assets in bank deposits, Aaa/AAA rated US Treasury and Treasury repo only money market funds and Aaa/AAA rated liquidity funds.

Wholesale and retail credit risk

Outside the US, no customer accounts for more than 5% of the Group’s trade receivables balance.

In the US, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amount to approximately 82% of the sales of the US elements of the Global Pharmaceuticals, HIV and Vaccines segments. At 31 December 2015, the Group had trade receivables due from these three wholesalers totalling £990 million (2014 – £908 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group’s financial results.

The Group’s credit risk monitoring activities relating to these wholesalers include a review of their quarterly financial information and Standard & Poor’s credit ratings, development of GSK internal risk ratings, and establishment and periodic review of credit limits. However, the Group believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful debts (see Note 24, ‘Trade and other receivables’).

Fair value of financial assets and liabilities

The table on page 195 presents the carrying amounts and the fair values of the Group’s financial assets and liabilities at 31 December 2015 and 31 December 2014.

The fair values of the financial assets and liabilities are included at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following methods and assumptions were used to estimate the fair values:

▪	Cash and cash equivalents – approximates to the carrying amount

▪	Liquid investments – based on quoted market prices or calculated based on observable inputs in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

▪	Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

▪	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments

▪	Long-term loans – based on quoted market prices in the case of European and US Medium term notes and other fixed rate borrowings (a level 1 fair value measurement); approximates to the carrying amount in the case of floating rate bank loans and other loans

▪	Contingent consideration for business acquisitions – based on present values of expected future cash flows

▪	Interest rate swaps, foreign exchange forward contracts and options – based on the present value of contractual cash flows or option valuation models using market sourced data (exchange rates or interest rates) at the balance sheet date

▪	Receivables and payables – approximates to the carrying amount

▪	Company-owned life insurance policies – based on cash surrender value

▪	Lease obligations – approximates to the carrying amount.

Fair value of investments in GSK shares

At 31 December 2015, the Employee Share Ownership Plan (ESOP) Trusts held GSK shares with a carrying value of £75 million (2014 – £151 million) and a fair value of £409 million (2014 – £726 million) based on quoted market price. The shares are held by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. In 2015, the carrying value, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31 December 2015, GSK held Treasury shares at a cost of £6,917 million (2014 – £6,917 million) which has been deducted from retained earnings.

194  GSK Annual Report 2015

41 Financial instruments and related disclosures continued

			2015		2014
	Notes	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Cash and cash equivalents	e	5,830	5,830	4,338	4,338

Available-for-sale investments:
Liquid investments (Government bonds)	a	75	75	69	69
Other investments	a	1,255	1,255	1,114	1,114

Loans and receivables:
Trade and other receivables and certain Other non-current assets in scope of IAS 39	b	5,114	5,114	4,232	4,232

Financial assets at fair value through profit or loss:
Other non-current assets in scope of IAS 39	a,b	279	279	269	269
Derivatives designated as at fair value through profit or loss	a,d,e	6	6	76	76
Derivatives classified as held for trading under IAS 39	a,d,e	119	119	70	70
Total financial assets		12,678	12,678	10,168	10,168

Financial liabilities measured at amortised cost:
Borrowings excluding obligations under finance leases:
– bonds in a designated hedging relationship	d	(2,740)	(2,872)	(4,124)	(4,349)
– other bonds		(13,387)	(15,209)	(13,540)	(15,706)
– bank loans and overdrafts	e	(435)	(435)	(379)	(379)
– commercial paper		–	–	(656)	(656)
Total borrowings excluding obligations under finance leases	f	(16,562)	(18,516)	(18,699)	(21,090)
Obligations under finance leases		(70)	(70)	(85)	(85)
Total borrowings		(16,632)	(18,586)	(18,784)	(21,175)
Trade and other payables, Other provisions and certain
Other non-current liabilities in scope of IAS 39	c	(14,748)	(14,748)	(7,566)	(7,566)

Financial liabilities at fair value through profit or loss:
Trade and other payables, Other provisions and certain
Other non-current liabilities in scope of IAS 39	a,c	(3,855)	(3,855)	(1,724)	(1,724)
Derivatives designated as at fair value through profit or loss	a,d,e	(97)	(97)	(3)	(3)
Derivatives classified as held for trading under IAS 39	a,d,e	(56)	(56)	(410)	(410)
Total financial liabilities		(35,388)	(37,342)	(28,487)	(30,878)

Net financial assets and financial liabilities		(22,710)	(24,664)	(18,319)	(20,710)

The valuation methodology used to measure fair value in the above table is described and categorised on page 194. Trade and other receivables, Other non-current assets, Trade and other payables, Other provisions and Other non-current liabilities are reconciled to the relevant Notes on pages 197 and 198.

GSK Annual Report 2015 195

Notes to the financial statements continued

41 Financial instruments and related disclosures continued

(a) Financial instruments held at fair value

The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies. Trade and other payables and Other non-current liabilities classified as level 3 comprise contingent consideration for business acquisitions.

At 31 December 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Available–for–sale financial assets:
Liquid investments	71	4	–	75
Other investments	987	–	268	1,255
Financial assets at fair value through profit or loss:
Other non-current assets	–	276	3	279
Derivatives designated as at fair value through profit or loss	–	6	–	6
Derivatives classified as held for trading under IAS 39	–	116	3	119
	1,058	402	274	1,734

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Trade and other payables	–	–	(306)	(306)
Other non-current liabilities	–	–	(3,549)	(3,549)
Derivatives designated as at fair value through profit or loss	–	(97)	–	(97)
Derivatives classified as held for trading under IAS 39	–	(55)	(1)	(56)
	–	(152)	(3,856)	(4,008)
At 31 December 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Available–for–sale financial assets:
Liquid investments	67	2	–	69
Other investments	892	–	222	1,114
Financial assets at fair value through profit or loss:
Other non-current assets	–	264	5	269
Derivatives designated as at fair value through profit or loss	–	76	–	76
Derivatives classified as held for trading under IAS 39	–	69	1	70
	959	411	228	1,598

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Trade and other payables	–	–	(105)	(105)
Other non-current liabilities	–	–	(1,619)	(1,619)
Derivatives designated as at fair value through profit or loss	–	(3)	–	(3)
Derivatives classified as held for trading under IAS 39	–	(402)	(8)	(410)
	–	(405)	(1,732)	(2,137)

Movements in the year for financial instruments measured using Level 3 valuation methods are presented below:
			2015 £m	2014 £m
At 1 January			(1,504)	(757)
Net losses recognised in the income statement			(1,994)	(775)
Net gains recognised in other comprehensive income			36	155
Contingent consideration liabilities for businesses acquired during the year			(594)	–
Payment of contingent consideration liabilities			459	7
Additions			77	55
Disposals			(64)	(153)
Transfers from Level 3			(7)	(47)
Exchange			9	11
At 31 December			(3,582)	(1,504)

196  GSK Annual Report 2015

41 Financial instruments and related disclosures continued

Included in net losses of £1,994 million (2014 – £775 million) attributable to Level 3 financial instruments which were recognised in the income statement are net losses of £2,035 million (2014 – £775 million) in respect of financial instruments which were held at the end of the year. These net losses were reported in Other operating income. £1,874 million (2014 – £768 million) arose from remeasurement of the contingent consideration payable for the acquisition of the former Shionogi-ViiV Healthcare joint venture and £111 million arose from remeasurement of the contingent consideration payable on the acquisition in 2015 of the Novartis Vaccines business. Net gains of £36 million (2014 – £155 million) attributable to Level 3 equity investments reported in Other comprehensive income as Fair value movements on available-for-sale investments included net losses of £8 million (2014 – net gains of £32 million) in respect of equity investments held at the end of the year.

Financial liabilities measured using Level 3 valuation methods at 31 December include £3,409 million (2014 – £1,684 million) in respect of contingent consideration payable for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture. The increase in fair value included the impacts of revisions to the discount rate and tax rate in the year. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products. They also include £405 million in respect of contingent consideration for the acquisition of the Novartis Vaccines business. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products and the achievement of certain milestone targets.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuations of these liabilities.

Increase/(decrease) in financial liability and loss/(gain) in Income statement from change in key inputs	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m
10% increase in sales forecasts	340	43
10% decrease in sales forecasts	(340)	(41)
1% increase in market interest rates	(180)	(33)
1% decrease in market interest rates	196	39
10% increase in probability of milestone success		50
10% decrease in probability of milestone success		(50)

(b) Trade and other receivables and Other non-current assets in scope of IAS 39

The following table reconciles financial instruments within Trade and other receivables and Other non-current assets which fall within the scope of IAS 39 to the relevant balance sheet amounts. The financial assets are predominantly non-interest earning. Financial instruments within the Other non-current assets balance include company-owned life insurance policies. Non-financial instruments include tax receivables, pension surplus balances and prepayments, which are outside the scope of IAS 39.

	2015					2014
	At fair value through profit or loss £m	Loans and receivables £m	Financial instruments £m	Non- financial instruments £m	Total £m	At fair value through profit or loss £m	Loans and receivables £m	Financial instruments £m	Non- financial instruments £m	Total £m
Trade and other receivables (Note 24)	–	4,751	4,751	864	5,615	–	3,921	3,921	679	4,600
Other non-current assets (Note 22)	279	363	642	348	990	269	311	580	155	735
	279	5,114	5,393	1,212	6,605	269	4,232	4,501	834	5,335

The following table shows the age of such financial assets which are past due and for which no provision for bad or doubtful debts has been made:

	2015 £m	2014 £m
Past due by 1–30 days	200	116
Past due by 31–90 days	136	130
Past due by 91–180 days	76	110
Past due by 181–365 days	49	67
Past due by more than 365 days	90	41
	551	464

GSK Annual Report 2015 197

Notes to the financial statements continued

41 Financial instruments and related disclosures continued

(c) Trade and other payables, Other provisions and Other non-current liabilities in scope of IAS 39

The following table reconciles financial instruments within Trade and other payables, Other provisions and Other non-current liabilities which fall within the scope of IAS 39 to the relevant balance sheet amounts. The financial liabilities are predominantly non-interest bearing. Accrued wages and salaries are included within financial liabilities. Non-financial instruments includes payments on account, tax and social security payables and provisions which do not arise from contractual obligations to deliver cash or another financial asset, which are outside the scope of IAS 39.

	2015					2014
	At fair value through profit or loss £m	Other liabilities £m	Financial instruments £m	Non- financial instruments £m	Total £m	At fair value through profit or loss £m	Other liabilities £m	Financial instruments £m	Non- financial instruments £m	Total £m
Trade and other payables (Note 27)	(306)	(8,199)	(8,505)	(686)	(9,191)	(105)	(7,345)	(7,450)	(508)	(7,958)
Other provisions (Note 29)	–	(159)	(159)	(1,605)	(1,764)	–	(158)	(158)	(1,432)	(1,590)
Other non-current liabilities (Note 30)	(3,549)	(6,390)	(9,939)	(717)	(10,656)	(1,619)	(63)	(1,682)	(719)	(2,401)
	(3,855)	(14,748)	(18,603)	(3,008)	(21,611)	(1,724)	(7,566)	(9,290)	(2,659)	(11,949)

(d) Derivative financial instruments and hedging programmes

The following table sets out the fair values of derivatives held by GSK.

		2015 Fair value		2014 Fair value
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Net investment hedges – Foreign exchange contracts
(principal amount – £6,192 million (2014 – £5,365 million))	3	(97)	74	(1)

Cash flow hedges – Foreign exchange contracts
(principal amount – £69 million (2014 – £133 million))	3	–	2	(2)
Derivatives designated as at fair value through profit or loss	6	(97)	76	(3)

Foreign exchange contracts
(principal amount – £12,152 million (2014 – £15,851 million))	115	(54)	68	(399)

Embedded and other derivatives	4	(2)	2	(11)
Derivatives classified as held for trading under IAS 39	119	(56)	70	(410)
Total derivative instruments	125	(153)	146	(413)

Analysed as:
Current	125	(153)	146	(404)
Non-current	–	–	–	(9)
Total	125	(153)	146	(413)

Foreign exchange contracts classified as held for trading under IAS 39

The principal amount on foreign exchange contracts is the absolute total of outstanding positions at the balance sheet date. The Group’s foreign exchange contracts are for periods of 12 months or less. At 31 December 2015, the Group held outstanding foreign exchange contracts with a net asset fair value of £61 million (£115 million asset less £54 million liability). At December 2014, the fair value was £331 million net liability (£68 million asset less £399 million liability).

Following the announcement of the Novartis transaction in April 2014, GSK entered into a number of forward exchange contracts to protect the Sterling value of the net US dollar proceeds due to the Group on completion of the transaction. At 31 December 2014, these contracts were in a loss position and resulted in a liability of £264 million and an unrealised loss of £299 million. At maturity on 2 March 2015, these contracts were in a loss position of £319 million and resulted in a realised loss of £55 million in the year. This loss has partly offset the gain in the Sterling value of the proceeds received by the Group on divestment of its Oncology business as a result of favourable exchange movements since the inception of the forward contracts.

The overall increase in the net asset fair value has been due to the maturity of this hedge during the year and to increased hedging of inter-company loans that are not designated as accounting hedges. Fair value movements are taken to the income statement in the period to offset the exchange gains and losses on the related inter-company loan balances.

198  GSK Annual Report 2015

41 Financial instruments and related disclosures continued

Fair value hedges

At 31 December 2015, the Group had no designated fair value hedges.

Net investment hedges

During the year, certain foreign exchange contracts were designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its European (Euro) and Japanese (Yen) foreign operations as shown in the table above. Net assets in Swiss (Franc) and South African (Rand) foreign operations were also in designated net investment hedges, although none remained outstanding at 31 December 2015.

The carrying value of bonds on page 195 includes £2,740 million (2014 – £4,124 million) that are designated as hedging instruments in net investment hedges.

Cash flow hedges

During 2015, the Group entered into forward foreign exchange contracts which it designated as cash flow hedges of its foreign exchange exposure arising on Euro and US dollar denominated coupon payments relating to the Group’s European and US medium term notes.

In addition, the Group carries a balance in reserves that arose from pre-hedging fluctuations in long-term interest rates when pricing bonds issued in prior years. The balance is reclassified to finance costs over the life of these bonds.

(e) Offsetting of financial assets and liabilities

The following tables set out the financial assets and financial liabilities which are subject to offsetting, enforceable master netting arrangements and similar agreements. Amounts which are set off against financial assets and liabilities in the Group’s balance sheet are set out below. For Trade and other receivables, Trade and other payables, Derivative financial assets and Derivative financial liabilities, amounts not offset in the balance sheet but which could be offset under certain circumstances are also set out.

At 31 December 2015	Gross financial assets/ (liabilities) £m	Gross financial (liabilities)/ assets set off £m	Net financial assets/ (liabilities) per balance sheet £m	Related amounts not set off in the balance sheet £m	Net £m
Trade and other receivables	4,757	(6)	4,751	(17)	4,734
Derivative financial assets	125	–	125	(98)	27

Cash and cash equivalents	5,833	(3)	5,830

	10,715	(9)	10,706

Trade and other payables	(8,511)	6	(8,505)	17	(8,488)
Derivative financial liabilities	(153)	–	(153)	98	(55)

Bank loans and overdrafts	(438)	3	(435)

	(9,102)	9	(9,093)

At 31 December 2014	Gross financial assets/ (liabilities) £m	Gross financial (liabilities)/ assets set off £m	Net financial assets/ (liabilities) per balance sheet £m	Related amounts not set off in the balance sheet £m	Net £m
Trade and other receivables	3,926	(5)	3,921	(22)	3,899
Derivative financial assets	146	–	146	(134)	12

Cash and cash equivalents	4,570	(232)	4,338

	8,642	(237)	8,405

Trade and other payables	(7,455)	5	(7,450)	22	(7,428)
Derivative financial liabilities	(413)	–	(413)	134	(279)

Bank loans and overdrafts	(611)	232	(379)

	(8,479)	237	(8,242)

The gross financial assets and liabilities set off in the balance sheet primarily relate to cash pooling arrangements with banks. Amounts which do not meet the criteria for offsetting on the balance sheet but could be settled net in certain circumstances principally relate to derivative transactions under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default of the other party.

GSK Annual Report 2015 199

Notes to the financial statements continued

41 Financial instruments and related disclosures continued

(f) Debt interest rate repricing table

The following table sets out the exposure of the Group to interest rates on debt, including commercial paper. The maturity analysis of fixed rate debt is stated by contractual maturity and of floating rate debt by interest rate repricing dates. For the purpose of this table, debt is defined as all classes of borrowings other than obligations under finance leases.

	2015	2014

	Total
	debt	Total
	£m	£m
Floating and fixed rate debt less than one year	(1,285)	(2,915)
Between one and two years	(2,276)	(800)
Between two and three years	(1,868)	(2,244)
Between three and four years	(1,096)	(1,760)
Between four and five years	–	(1,154)
Between five and ten years	(3,464)	(2,827)
Greater than ten years	(6,573)	(6,999)
Total	(16,562)	(18,699)
Original issuance profile:
Fixed rate interest	(16,127)	(17,665)
Floating rate interest	(434)	(1,033)
Total interest bearing	(16,561)	(18,698)
Non-interest bearing	(1)	(1)
	(16,562)	(18,699)

(g) Sensitivity analysis

Foreign exchange and interest rate sensitivity analysis has been prepared on the assumption that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations as at 31 December. Financial instruments affected by market risk include cash and cash equivalents, borrowings, trade receivables and payables and derivative financial instruments.

The following analyses are intended to illustrate the sensitivity of such financial instruments to changes in foreign exchange and interest rates.

Foreign exchange sensitivity

Foreign currency exposures arise from the translation of financial assets and liabilities which are not in the functional currency of the entity that holds them (cash and cash equivalents, bank loans and overdrafts, inter-company loans and deposits, other receivables and payables and trade receivables and payables) and derivative financial instruments hedging legal provisions and activities arising from acquisitions and disposals of assets.

The Group is primarily exposed to foreign exchange risk in relation to Sterling against movements in US dollar, Euro and Japanese Yen. Based on the Group’s net financial assets and liabilities as at 31 December, a weakening of Sterling against these currencies, with all other variables held constant, is illustrated in the table below. The table excludes financial instruments that expose the Group to foreign exchange risk where this risk is fully hedged with another financial instrument.

	2015	2014
Income statement impact of non-functional currency foreign exchange exposures	Increase/(decrease) in income £m	Increase/(decrease) in income £m
10 cent appreciation of the US dollar (2014: 10 cent)	77	(263)
10 cent appreciation of the Euro (2014: 10 cent)	7	11
10 yen appreciation of the Yen (2014: 10 yen)	(1)	–

An equivalent depreciation in the above currencies would cause the following increase/(decrease) in income £(67) million, £(6) million and £1 million (2014 – £169 million, £(10) million and £nil) for US dollar, Euro and Yen exchange rates respectively.

200  GSK Annual Report 2015

41 Financial instruments and related disclosures continued

The equity impact, shown below, for foreign exchange sensitivity relates to derivative and non-derivative financial instruments hedging the Group’s net investments in its European (Euro) and Japanese (Yen) foreign operations and cash flow hedges of its foreign exchange exposure arising on Euro dominated coupon payments relating to the Group’s European medium term notes.

	2015	2014
Equity impact of non-functional currency foreign exchange exposures	Increase/(decrease) in equity £m	Increase/(decrease) in equity £m
10 cent appreciation of the US dollar (2014: 10 cent)	–	2
10 cent appreciation of the Euro (2014: 10 cent)	(676)	(762)
10 yen appreciation of the Yen (2014: 10 yen)	(20)	(18)

An equivalent depreciation in the above currencies would cause the following increase/(decrease) in equity: £nil, £584 million and £18 million (2014 – £(2) million, £652 million and £16 million) for US dollar, Euro and Yen exchange rates respectively.

The table below presents the Group’s sensitivity to foreign exchange rates based on the composition of net debt as shown in Note 31 adjusting for the effects of foreign exchange derivatives that are not part of net debt but affect future foreign currency cash flows.

	2015	2014
Impact of foreign exchange movements on net debt	(Increase)/decrease in net debt £m	(Increase)/decrease in net debt £m
10 cent appreciation of the US dollar (2014: 10 cent)	(471)	(446)
10 cent appreciation of the Euro (2014: 10 cent)	221	227
10 yen appreciation of the Yen (2014: 10 yen)	4	11

An equivalent depreciation in the above currencies would have the following impact on net debt: £411 million, £(190) million and £(4) million for US dollar, Euro and Yen exchange rates respectively (2014 – £392 million, £(195) million and £(9) million).

Interest rate sensitivity

The Group is exposed to interest rate risk on its outstanding borrowings and investments where any changes in interest rates will affect future cash flows or the fair values of financial instruments.

The majority of debt is issued at fixed interest rates and changes in the floating rates of interest do not significantly affect the Group’s net interest charge, although the majority of cash and liquid investments earn floating rates of interest.

The table below hypothetically shows the Group’s sensitivity to changes in interest rates in relation to Sterling, US dollar and Euro variable rate financial assets and liabilities. If the interest rates applicable to floating rate financial assets and liabilities were to have increased by 1% (100 basis points), and assuming other variables had remained constant, it is estimated that the Group’s finance income for 2015 would have increased by approximately £37 million (2014 - £5 million increase). A 1% (100 basis points) movement in interest rates is not deemed to have a material effect on equity.

	2015	2014
Income statement impact of interest rate movements	Increase/(decrease) in income £m	Increase/(decrease) in income £m
1% (100 basis points) increase in Sterling interest rates (2014: 1%)	19	(19)
1% (100 basis points) increase in US dollar interest rates (2014: 1%)	14	19
1% (100 basis points) increase in Euro interest rates (2014: 1%)	4	5

(h) Contractual cash flows for non-derivative financial liabilities and derivative instruments

The following tables provides an analysis of the anticipated contractual cash flows including interest payable for the Group’s non-derivative financial liabilities on an undiscounted basis. The impact of interest rate swaps has been excluded. For the purpose of this table, debt is defined as all classes of borrowings except for obligations under finance leases. Interest is calculated based on debt held at 31 December without taking account of future issuance. Floating rate interest is estimated using the prevailing interest rate at the balance sheet date. Cash flows in foreign currencies are translated using spot rates at 31 December. Contractual cash flows in respect of operating lease vacant space provisions are excluded from the table below as they are included in the Commitments under non-cancellable operating leases table in Note 40, ‘Commitments’.

At 31 December 2015	Debt £m	Interest on debt £m	Obligations under finance leases £m	Finance charge on obligations under finance leases £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	(1,285)	(638)	(23)	(2)	(8,505)	(10,453)
Between one and two years	(2,280)	(625)	(20)	(1)	(479)	(3,405)
Between two and three years	(1,871)	(510)	(14)	(1)	(7,688)	(10,084)
Between three and four years	(1,103)	(457)	(6)	–	(452)	(2,018)
Between four and five years	–	(451)	(6)	–	(655)	(1,112)
Between five and ten years	(3,498)	(2,047)	(1)	–	(2,452)	(7,998)
Greater than ten years	(6,651)	(4,554)	–	(3)	(2,635)	(13,843)
Gross contractual cash flows	(16,688)	(9,282)	(70)	(7)	(22,866)	(48,913)

GSK Annual Report 2015 201

Notes to the financial statements continued

41 Financial instruments and related disclosures continued

Contractual cash flows for non-derivative financial liabilities and derivative instruments

At 31 December 2014	Debt £m	Interest on debt £m	Obligations under finance leases £m	Finance charge on obligations under finance leases £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	(2,917)	(678)	(29)	(2)	(7,489)	(11,115)
Between one and two years	(801)	(623)	(21)	(2)	(251)	(1,698)
Between two and three years	(2,251)	(611)	(18)	(1)	(219)	(3,100)
Between three and four years	(1,763)	(497)	(12)	(1)	(273)	(2,546)
Between four and five years	(1,163)	(447)	(3)	–	(324)	(1,937)
Between five and ten years	(2,859)	(2,074)	(2)	–	(1,969)	(6,904)
Greater than ten years	(7,085)	(4,814)	–	–	(1,734)	(13,633)
Gross contractual cash flows	(18,839)	(9,744)	(85)	(6)	(12,259)	(40,933)

The increase in contractual cash flows for non-derivative financial liabilities of £8 billion over the year results principally from the addition of the Consumer Healthcare put option liability and contingent consideration payable for the Novartis Vaccines business acquired in the year. In addition, there is an increase of £1 billion in forecast future cash flows in respect of contingent consideration payable for the acquisition of the former Shionogi-ViiV Healthcare joint venture in 2012. These increases are partially offset by a reduction of £2.6 billion in forecast future cash flows for repayment of debt and debt interest.

The table below provides an analysis of the anticipated contractual cash flows for the Group’s derivative instruments, excluding embedded derivatives and equity options which are not material, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31 December. The gross cash flows of foreign exchange contracts are presented for the purposes of this table although, in practice, the Group uses standard settlement arrangements to reduce its liquidity requirements on these instruments.

The amounts receivable and payable in less than one year have decreased compared to 31 December 2014 due to the maturity of the foreign exchange contracts that were hedging the US dollar proceeds of the Novartis transaction.

		2015		2014
	Receivables £m	Payables £m	Receivables £m	Payables £m
Due in less than one year	18,283	(18,318)	21,586	(21,841)
Between one and two years	20	(20)	–	–
Gross contractual cash flows	18,303	(18,338)	21,586	(21,841)

42 Employee share schemes

GSK operates several employee share schemes, including the Share Value Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost after a three year vesting period and the Performance Share Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost, subject to the achievement by the Group of specified performance targets. The granting of these restricted share awards has replaced the granting of options to employees as the cost of the schemes more readily equates to the potential gain to be made by the employee. The Group also operates savings related share option schemes, whereby options are granted to employees to acquire shares in GlaxoSmithKline plc at a discounted price.

Grants of restricted share awards are normally exercisable at the end of the three year vesting or performance period. Awards under the Performance Share Plan are normally granted to employees to acquire shares or ADS in GlaxoSmithKline plc but in some circumstances may be settled in cash. Grants under savings-related share option schemes are normally exercisable after three years’ saving. In accordance with UK practice, the majority of options under the savings-related share option schemes are granted at a price 20% below the market price ruling at the date of grant. Options under historical share option schemes were granted at the market price ruling at the date of grant.

The total charge for share-based incentive plans in 2015 was £349 million (2014 – £346 million; 2013 – £319 million). Of this amount, £307 million (2014 – £302 million; 2013 – £243 million) arose from the Share Value Plan. See Note 9, ‘Employee Costs’ for further details.

202  GSK Annual Report 2015

42 Employee share schemes continued

GlaxoSmithKline share award schemes

Share Value Plan

Under the Share Value Plan, share awards are granted to certain employees at no cost. The awards vest after two and a half to three years and there are no performance criteria attached. The fair value of these awards is determined based on the closing share price on the day of grant, after deducting the expected future dividend yield of 5.7% (2014 – 5.2%; 2013 – 5.0%) over the duration of the award.

Number of shares and ADS issuable	Shares Number (000)	Weighted fair value	ADS Number (000)	Weighted fair value
At 1 January 2013	25,318		17,788
Awards granted	12,011	£14.76	7,681	$46.04
Awards exercised	(5,324)		(4,009)
Awards cancelled	(938)		(622)
At 31 December 2013	31,067		20,838
Awards granted	12,410	£12.65	7,842	$41.56
Awards exercised	(9,642)		(6,787)
Awards cancelled	(923)		(666)
At 31 December 2014	32,912		21,227
Awards granted	13,019	£11.57	7,198	$35.66
Awards exercised	(11,476)		(8,878)
Awards cancelled	(1,878)		(2,027)
At 31 December 2015	32,577		17,520

Performance Share Plan

Under the Performance Share Plan, share awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a defined measurement period with dividends reinvested during the same period. For awards granted from 2014 to Directors and members of the CET, the performance conditions are based on three equally weighted measures over a three year performance period. These are adjusted free cash flow, TSR and R&D new product performance.

For those awards made to all other eligible employees the performance conditions are based on both GSK’s EPS growth compared with the increase in the UK Retail Prices Index over the three year measurement period and adjusted free cash flow. In addition, some businesses have an element of their award based on a strategic or operational business measure, over a three year measurement period, specific to the employee’s business area.

The fair value of the awards is determined based on the closing share price on the day of grant. For TSR performance elements, this is adjusted by the likelihood of that condition being met, as assessed at the time of grant.

During 2015, awards were made of 4.6 million shares at a weighted fair value of £12.19 and 1.3 million ADS at a weighted fair value of $37.27. At 31 December 2015, there were outstanding awards over 13.2 million shares and 3.5 million ADS.

Share options and savings-related options

For the purposes of valuing options and savings-related options to arrive at the share based payment charge, a Black-Scholes option pricing model has been used. The assumptions used in the model are as follows:

	2015	2014	2013
Risk-free interest rate	0.88%	0.7%	0.7%
Dividend yield	6.5%	5.8%	5.3%
Volatility	21%	19%	20%
Expected life	3 years	3 years	3 years
Savings-related options grant price (including 20% discount)	£10.14	£11.31	£12.47

GSK Annual Report 2015 203

Notes to the financial statements continued

42 Employee share schemes continued

Options outstanding	Share option schemes – shares		Share option schemes – ADS		Savings-related share option schemes
	Number 000	Weighted exercise price	Number 000	Weighted exercise price	Number 000	Weighted exercise price
At 31 December 2015	13,227	£12.86	10,957	$47.75	6,611	£10.68
Range of exercise prices on options outstanding at year end	£11.47	– £14.93	$33.42	– $58.00	£10.13	– £12.47
Weighted average market price on exercise during year		£14.73		$44.63		£13.45
Weighted average remaining contractual life		2.2 years		1.6 years		2.8 years

Options over 4.4 million shares were granted during the year under the savings-related share option scheme at a weighted average fair value of £1.78. At 31 December 2015, 5.9 million of the savings-related share options were not exercisable. All of the other share options and ADS options are currently exercisable and all will expire if not exercised on or before 22 July 2020.

There has been no change in the effective exercise price of any outstanding options during the year.

Employee Share Ownership Plan Trusts

The Group sponsors Employee Share Ownership Plan (ESOP) Trusts to acquire and hold shares in GlaxoSmithKline plc to satisfy awards made under employee incentive plans and options granted under employee share option schemes. The trustees of the ESOP Trusts purchase shares with finance provided by the Group by way of loans or contributions. In 2014, Treasury shares with a carrying value of £150 million were purchased by the UK ESOP Trust to satisfy future awards under the shareholder approved Performance Share Plan. The costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves and amortised down to the value of proceeds, if any, receivable from employees on exercise by a transfer to retained earnings. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

Shares held for share award schemes	2015	2014
Number of shares (000)	29,662	52,595

	£m	£m
Nominal value	7	13
Carrying value	74	150
Market value	407	724

Shares held for share option schemes	2015	2014
Number of shares (000)	139	139

	£m	£m
Nominal value	–	–
Carrying value	1	1
Market value	2	2

43 Post balance sheet events

In certain circumstances, Pfizer and Shionogi (GSK’s partners in ViiV Healthcare) were historically able to require GSK to acquire their shareholdings at a price based on the likely valuation of ViiV Healthcare if it were to conduct an initial public offering. Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of either put option.

In February 2016, GSK notified Pfizer and Shionogi that it had irrevocably given up this right. This will lead to recognition of a liability for these put options on the Group’s balance sheet in 2016. The estimated present value of the liability for the two put options is approximately £2 billion, after adjustments for the value of preferential dividends due to each of the shareholders.

Consistent with this revised treatment, in 2016 GSK will also recognise liabilities on the Group’s balance sheet for the future preferential dividends anticipated to become payable to Pfizer and Shionogi. The estimated aggregate present value of the liability for preferential dividends to both Pfizer and Shionogi is approximately £170 million.

On 22 February 2016, ViiV Healthcare completed two previously announced transactions with Bristol-Myers Squibb (BMS). ViiV Healthcare acquired late-stage R&D assets from BMS for an initial upfront payment of $317 million followed by development and first commercial sale milestones of up to $518 million, and tiered royalties on sales. ViiV Healthcare also acquired BMS’s preclinical and discovery stage HIV research business for an upfront payment of $33 million, followed by development and first commercial sales milestones of up to $587 million, and further consideration contingent on future sales performance.

204  GSK Annual Report 2015

44 Principal Group companies

The following represent the principal subsidiaries and their countries of incorporation of the Group at 31 December 2015. The equity share capital of these entities is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

England	US
Glaxo Group Limited

Block Drug Company, Inc.

Corixa Corporation

GlaxoSmithKline Capital Inc.

GlaxoSmithKline Consumer Healthcare, L.P. (55.9%)

GlaxoSmithKline Holdings (Americas) Inc.

GlaxoSmithKline LLC

Human Genome Sciences, Inc.

Novartis Consumer Health, Inc.

Stiefel Laboratories, Inc.

ViiV Healthcare Company (78.3%)

Glaxo Operations UK Limited
GlaxoSmithKline Capital plc
GlaxoSmithKline Consumer Healthcare Holdings Limited (63.5%)
GlaxoSmithKline Consumer Healthcare (UK) Trading Limited (63.5%)
GlaxoSmithKline Export Limited
GlaxoSmithKline Finance plc
GlaxoSmithKline Holdings Limited *
GlaxoSmithKline Research & Development Limited
GlaxoSmithKline Services Unlimited *
GlaxoSmithKline UK Limited
Setfirst Limited
SmithKline Beecham Limited
ViiV Healthcare Limited (78.3%)
ViiV Healthcare UK Limited (78.3%)

Europe	Others

GlaxoSmithKline Biologicals S.A. (Belgium)

GlaxoSmithKline Pharmaceuticals S.A. (Belgium)

GlaxoSmithKline Biologicals S.A.S. (France)

Groupe GlaxoSmithKline S.A.S. (France)

Laboratoire GlaxoSmithKline S.A.S. (France)

ViiV Healthcare S.A.S. (France) (78.3%)

GlaxoSmithKline Consumer Healthcare GmbH & Co. KG (Germany) (63.5%)

GlaxoSmithKline GmbH & Co. KG (Germany)

Novartis Consumer Health GmbH (Germany) (63.5%)

GlaxoSmithKline Consumer Healthcare S.p.A. (Italy) (63.5%)

GlaxoSmithKline S.p.A. (Italy)

GlaxoSmithKline B.V. (Netherlands)

GlaxoSmithKline Pharmaceuticals S.A. (Poland)

GSK Services Sp.z.o.o. (Poland)

GlaxoSmithKline Trading Services Limited (Republic of Ireland) (i)

GlaxoSmithKline S.A. (Spain)

Novartis Consumer Health S.A. (Switzerland) (63.5%)

GlaxoSmithKline Argentina S.A. (Argentina)

GlaxoSmithKline Australia Pty Ltd. (Australia)

GlaxoSmithKline Brasil Limitada (Brazil)

GlaxoSmithKline Inc. (Canada)

ID Biomedical Corporation of Quebec (Canada)

GlaxoSmithKline (China) Investment Co. Ltd. (China)

GlaxoSmithKline Limited (China)

GlaxoSmithKline Pharmaceuticals (Suzhou) Limited (China)

Sino-American Tianjin Smith Kline & French Laboratories Ltd. (China) (34.9%)

GlaxoSmithKline Consumer Healthcare Limited (India) (72.5%)

GlaxoSmithKline Pharmaceuticals Limited (India) (75%)

GlaxoSmithKline Consumer Healthcare Japan K.K. (Japan)

GlaxoSmithKline K.K. (Japan)

GlaxoSmithKline Mexico S.A. de C.V. (Mexico)

GlaxoSmithKline Pakistan Limited (Pakistan) (82.6%)

Glaxo Wellcome Manufacturing Pte Ltd. (Singapore)

GlaxoSmithKline Pte Ltd. (Singapore)

GlaxoSmithKline Korea Limited (South Korea)

GlaxoSmithKline llaclari Sanayi ve Ticaret A.S. (Turkey)

(i)	Exempt from the provisions of section 347 and 348 of the Companies Act 2014 (Ireland), in accordance with the exemptions noted in Section 357 of that Act. Further subsidiaries, as disclosed on pages 250 to 258, are exempt from these provisions as they are also consolidated in the group financial statements.

*	Directly held wholly owned subsidiary of GlaxoSmithKline plc.

The subsidiaries and associates listed above principally affect the figures in the Group’s financial statements. Each of GlaxoSmithKline Capital Inc. and GlaxoSmithKline Capital plc is a wholly-owned finance subsidiary of the company, and the company has fully and unconditionally guaranteed the securities issued by each of GlaxoSmithKline Capital Inc. and GlaxoSmithKline Capital plc.

See pages 250 to 258 for a complete list of subsidiary undertakings, associates and joint ventures, which form part of these financial statements.

GSK Annual Report 2015 205

Notes to the financial statements continued

45 Legal proceedings

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations, as well as related private litigation. The Group makes provision for these proceedings on a regular basis as summarised in Note 2, ‘Accounting principles and policies’ and Note 29, ‘Other provisions’. The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosures about such cases would be included, but no provision would be made.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage. The Group does not believe that information about the amount sought by the plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.

Intellectual property claims include challenges to the validity and enforceability of the Group’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

Legal expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. Provisions are made, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. For certain product liability claims, the Group will make a provision where there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. At 31 December 2015, the Group’s aggregate provision for legal and other disputes (not including tax matters described in Note 14, ‘Taxation’) was £0.4 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements. If this were to happen, it could have a material adverse impact on the results of operations of the Group in the reporting period in which the judgments are incurred or the settlements entered into. The most significant of these matters are described below.

Intellectual property

Advair HFA, Flovent HFA, Ventolin HFA

On 29 September 2015, Mylan Pharmaceuticals (Mylan) filed a petition for an Inter Partes Review (IPR) with the United States Patent and Trademark Office (USPTO) seeking to invalidate a patent covering the surfactant-free formulation and its use in the hydrofluoroalkane (HFA) metered dose inhalers for Advair, Flovent and Ventolin. The Group exclusively licenses the patent from 3M and has the first right to enforce and defend it. The patent, which expires on 1 December 2021, is listed in the Orange Book. The Group filed a Patent Owner’s Preliminary Response opposing the institution of the IPR on 6 January 2015. A decision on institution is due by 6 April 2016. The patent that Mylan has challenged is just one of a number of patents covering Advair, Flovent and Ventolin and their use in HFA metered dose inhalers.

Men B vaccines/Bexsero

Following its acquisition of the Novartis Vaccine business, the Group has taken over litigation originally filed by Novartis against Pfizer, Inc. (Pfizer) in the UK, Italy and the United States related to meningococcal B (Men B) vaccines. On 18 February 2015, Novartis filed suit against Pfizer in the UK High Court (Patents Court) for a declaration that a European patent owned by Pfizer was not infringed by Bexsero and was invalid. The Group assumed responsibility for this matter on 27 April 2015. Pfizer filed a Statement of Defence on 27 May 2015 and counterclaimed for infringement. Trial in the matter commenced on 7 March 2016.

On 18 February 2015, Novartis filed suit against Pfizer in the Court of Rome for a declaration that a European patent owned by Pfizer was not infringed by Bexsero and was invalid. The Group has assumed responsibility for this matter. The Group is also prosecuting a lawsuit against Pfizer, originally filed by Novartis, for a declaration that a European patent issued to Pfizer related to meningitis B vaccines is not infringed by Bexsero.

On 18 February 2015, Novartis filed suit against Pfizer in the US District Court for the District of New Jersey for patent infringement. The complaint asserts six patents against Pfizer, alleging that Pfizer’s sale of Trumenba infringes those patents. Trumenba is indicated for active immunization to prevent invasive disease caused by Neisseria meningitidis serogroup B. On 27 April 2015, the Group filed a First Amended Complaint against Pfizer reasserting the six patents originally asserted by Novartis, but also asserting one additional recently-granted patent. Infringement contentions were served by the Group on 29 October 2015; Pfizer served non-infringement and invalidity contentions on 18 December 2015. The Group responded to Pfizer’s invalidity contentions on 5 February 2016. No dates have been set for summary judgment motions or trial.

206  GSK Annual Report 2015

45 Legal proceedings continued

Coreg CR

Mylan sent a Paragraph IV certification, dated 26 August 2015, to the Group and Flamel Ireland Ltd. (Flamel) stating that it had submitted an Abbreviated New Drug Application (ANDA) to the US Food and Drug Administration (FDA) seeking approval of a generic version of Coreg CR. The notice asserted that the patents listed in the Orange Book for Coreg CR were either invalid or not infringed by Mylan’s product. On 9 October 2015, Flamel filed a civil complaint in the US District Court for the Northern District of West Virginia alleging that Mylan’s product infringes Flamel’s Orange Book-listed extended release formulation patent which expires 11 March 2026. The Group is the exclusive licensee of this patent for Coreg CR. Mylan answered on 18 December 2015, asserting that Flamel’s patent was invalid or not infringed. Mylan also filed a third party complaint against the Group requesting a declaration that the Group’s patent on carvedilol phosphate hemihydrate is invalid or not infringed. A scheduling conference has been set for 12 May 2016.

Epzicom/Kivexa/Trizivir

On 6 February 2014, ViiV Healthcare received notice that Lupin Limited (Lupin) had filed an ANDA containing a Paragraph IV certification for Epzicom, alleging that the three patents listed in the Orange Book for Epzicom are either invalid, unenforceable or not infringed. ViiV Healthcare filed suit against Lupin on 3 March 2014, alleging infringement of both the patent covering the combination of lamivudine and abacavir and the patent covering the hemisulfate salt of abacavir. ViiV Healthcare settled with Lupin on 22 June 2015, and the case was dismissed on 7 August 2015.

On 2 June 2014, Apotex filed a Petition requesting an Inter Partes Review (IPR) of the combination patent covering Epzicom and Trizivir. The USPTO granted the petition on 8 December 2014 which initiated the IPR. On 8 January 2015, Teva filed a petition with the USPTO to join the proceeding. ViiV Healthcare filed an opposition to Teva’s joinder motion on 3 April 2015, and Teva’s motion to join was denied on 25 June 2015. On 29 July 2015, ViiV Healthcare and Apotex settled the case, and the USPTO terminated the IPR on 3 August 2015.

Teva Canada and Apotex each filed Notices of Allegation challenging patents for Kivexa (lamivudine/abacavir) listed on the Canadian Patent Register. ViiV Healthcare filed suit for infringement against Teva on 12 September 2013 under the patents covering abacavir hemisulfate and the combination of lamivudine and abacavir. ViiV Healthcare filed suit against Apotex on 31 January 2014 under the patent covering abacavir hemisulfate and on 14 March 2014 for infringement of the patent covering the combination of lamivudine and abacavir. ViiV Healthcare settled the case against Teva on 24 April 2015 and against Apotex on 29 July 2015.

Teva also challenged the claims of the combination patent covering Kivexa in Germany, France, Italy and the United Kingdom. The combination patent expires across Europe in 2016. In addition, ViiV Healthcare has a corresponding Supplementary Protection Certificate (SPC) for Kivexa that does not expire until late 2019. Teva also challenged the validity of the SPC. ViiV Healthcare reached a settlement with Teva in May 2015 and the litigation was terminated.

In May 2015, Mylan filed an action in the UK Patents Court alleging that the patent covering the combination of lamivudine and abacavir for Kivexa is invalid. They also allege that the SPC based upon the patent is invalid because it was not the first marketing authorisation for the combination, alleging instead that the prior approval of Trizivir was the first. Trial is scheduled for May 2016. In addition, Mylan has challenged the combination patent and associated SPC in France, Italy and Portugal. No trial dates have been set in these jurisdictions.

Lexiva

On 10 December 2014, Lupin filed a petition with the USPTO for an IPR alleging that the patent covering the active ingredient for Lexiva is invalid. ViiV Healthcare filed a Patent Owner’s Preliminary Response opposing the petition on 12 April 2015. On 9 July 2015, the USPTO granted in-part and denied in-part the petition for an IPR. Significantly, the USPTO denied the petition for the basic compound claims covering Lexiva, while granting the petition for other claims in the patent. On 24 July 2015, Lupin requested reconsideration of the decision not to initiate review of the claims specifically covering Lexiva. On 14 October 2015, ViiV Healthcare requested adverse judgment as to the claims upon which review was granted (effectively cancelling those claims). On 2 November 2015, the USPTO denied Lupin’s motion for reconsideration and, on 3 November 2015, the USPTO cancelled the requested claims and terminated the IPR, leaving the claims covering Lexiva intact. On 4 February 2016, Lupin filed a new petition for an IPR on the remaining claims. A Patent Owner’s Preliminary Response is due 11 May 2016.

Product liability

Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated safety issues may become, or be claimed by some to be, evident. The Group is currently a defendant in a number of product liability lawsuits related to the Group’s Pharmaceutical, Vaccine and Consumer Healthcare products. The most significant of these matters are described below.

The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category and has included a provision, as appropriate, for the matters below in the provision for legal and other disputes. Matters for which the Group has made a provision are also noted in Note 29, ‘Other provisions’.

GSK Annual Report 2015 207

Notes to the financial statements continued

45 Legal proceedings continued

Avandia

The Group has been named in product liability lawsuits on behalf of individuals asserting personal injury claims arising out of the use of Avandia. The federal cases filed against the Group are part of a multi-district litigation proceeding pending in the US District Court for the Eastern District of Pennsylvania (the ‘MDL Court’). Cases have also been filed in a number of state courts.

As of February 2016, the Group has reached agreements to settle the substantial majority of federal and state cases pending in the US. Fifteen purported class actions on Avandia are pending in Canada.

There are four purported class actions seeking economic damages on behalf of third party payers (TPPs) asserting claims arising under various state and federal laws, including the Racketeer Influenced and Corrupt Organizations Act (RICO), state unfair trade practices and/or consumer protection laws. The MDL Court has consolidated these four actions for pre-trial proceedings, and has appointed a Plaintiffs Steering Committee. The Group is filing a petition for writ of certiorari in the United States Supreme Court seeking review of the Third Circuit’s decision that the TPPs state a valid cause of action.

The sole remaining consumer class action, brought on behalf of Missouri residents, was dismissed by the MDL Court; the Third Circuit has affirmed the MDL’s decision dismissing the action. As a result, no consumer class actions remain.

Seroxat/Paxil and Paxil CR

The Group has received numerous lawsuits and claims alleging that use of Paxil (paroxetine) has caused a variety of injuries.

Most of these lawsuits contain one or more of the following allegations: (i) that use of Paxil during pregnancy caused congenital malformations or persistent pulmonary hypertension; (ii) that Paxil treatment caused patients to commit suicidal or violent acts; and (iii) that the Group failed to warn that patients could experience certain symptoms on discontinuing Paxil treatment.

¡  Pregnancy

The Group has reached agreements to settle the majority of the US claims relating to the use of Paxil during pregnancy as of February 2016, but a number of claims related to use during pregnancy are still pending in various courts in the US. Other matters have been dismissed without payment. Currently, there are twelve trials scheduled in 2016.

There are two proposed, and one certified, class actions in Canada. The action that has been certified as a national class action is in British Columbia and relates to cardiovascular defects. An appeal from that certification decision was dismissed in October 2013, and the case is scheduled to be tried in October 2016.

¡  Acts of violence

As of February 2016, there were six pending matters concerning allegations that patients who took paroxetine or Paxil committed or attempted to commit suicide or acts of violence. Trial on one of these cases is scheduled for 19 September 2016.

¡  Discontinuation

In the UK, in late 2010, due to poor prospects of success, public funding of Seroxat claimants who had alleged withdrawal reactions was ceased. The majority of the claimants discontinued their claims. In 2011, about 120 claimants appealed the decision to the Special Cases Review Panel. The Special Cases Review Panel denied the appeal, and the public funding certificate was discharged by the Legal Aid Agency on 29 January 2015. One hundred and three cases remain. These were the subject of a hearing held on 14 December 2015. The judgement from the hearing was published on 4 February 2016 and allowed the remaining claims to continue under court management. A further case management conference is expected by the summer.

Zofran

Plaintiffs allege that their children suffered birth defects as a result of the mothers’ ingestion of Zofran and/or generic ondansetron for pregnancy-related nausea and vomiting. Plaintiffs assert that the Group sold Zofran knowing it was unsafe for pregnant women, failed to warn of the risks, and illegally marketed Zofran “off-label” for use by pregnant women. As of February 2016, the Group is a defendant in 226 personal injury lawsuits brought on behalf of 236 individual plaintiffs in the US. All 221 federal cases are part of a multi-district litigation proceeding (MDL) in the District of Massachusetts. The Group is also a defendant in four proposed class actions in Canada, which are in their early stages. Class certification issues in these cases have not yet been addressed.

On 27 January 2016, the MDL court issued an order denying the Group’s motion to dismiss all claims of the grounds that they are preempted under federal law. The Group may renew the motion at a later date. The MDL continues with monthly status conferences where issues such as the sufficiency of the pleadings and the scope of discovery will be addressed.

208  GSK Annual Report 2015

45 Legal proceedings continued

Sales and marketing and regulation

The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category, and has included a provision for such matters in the provision for legal and other disputes, except as noted below. Matters for which the Group has made a provision are also noted in Note 29, ‘Other provisions’.

SEC/DOJ and SFO Anti-corruption enquiries

The US Securities and Exchange Commission (SEC) and the US Department of Justice (DOJ) initiated an industry-wide enquiry in 2010 into whether pharmaceutical companies may have engaged in violations of the US Foreign Corrupt Practices Act (FCPA) relating to the sale of pharmaceuticals, including in Argentina, Brazil, Canada, China, Germany, Italy, Poland, Russia and Saudi Arabia. The Group is one of the companies that has been asked to respond to this enquiry and is cooperating with the SEC and DOJ. The Group has informed the DOJ and SEC about the investigation of its China operations by the Chinese government that was initiated in 2013 and the outcome of that investigation. The Group also has briefed the DOJ and SEC regarding other countries and issues.

The Group also has advised the UK Serious Fraud Office (SFO) regarding the investigation of its China operations by the Chinese government and the outcome of that investigation. The SFO has requested information from the Group on its commercial operations in a number of countries. On 27 May 2014, the SFO informed the Group that it had formally opened a criminal investigation into the Group’s practices. The Group is responding to the SFO’s requests. The Group is unable to make a reliable estimate of the expected financial effect of these investigations, and no provision has been made for them.

US Vaccines subpoena

On 25 February 2016, the Group received a subpoena from the US Attorney’s Office for the Southern District of New York requesting documents relating to the Group’s Vaccines business. The Group is responding to the subpoena. The Group is unable to make a reliable estimate of the expected financial effect of this matter, and no provision has been made for it.

US subpoena relating to Imitrex and Amerge

On 7 March 2016, the Group received a subpoena from the US Attorney’s Office for the Southern District of New York requesting documents relating to the Group’s US contracts for Imitrex and Amerge. The Group is responding to the subpoena. The Group is unable to make a reliable estimate of the expected financial effect of this matter, and no provision has been made for it.

Avandia

The Group is defending an action by the County of Santa Clara, California, which was brought under California’s consumer protection laws seeking civil penalties and restitution as a result of the Group’s marketing of Avandia. The Group has filed a number of dispositive motions which are pending before the MDL Court. The County of Santa Clara recently has filed a motion to dismiss the action from federal court for lack of federal jurisdiction. This motion has been briefed and argued by the parties.

Average wholesale price

State Attorneys General in Wisconsin and Illinois have filed suit against the Group and a number of other pharmaceutical companies claiming damages and restitution due to average wholesale price (AWP) and/or wholesale acquisition cost (WAC) price reporting for pharmaceutical products covered by the states’ Medicaid programmes. These cases allege that the Group reported or caused to be reported false AWP and WAC prices, which, in turn, allegedly caused state Medicaid agencies to reimburse providers more money for covered medicines than the agencies intended. The states have sought recovery on behalf of the states as payers and, in some cases, on behalf of in-state patients as consumers. The Group has reached a settlement with the State of Wisconsin resolving all claims in the matter. The Illinois case is ongoing, and no trial date has yet been set.

Cidra third-party payer litigation

On 25 July 2013, a number of major US healthcare insurers filed suit against the Group in the Philadelphia, Pennsylvania County Court of Common Pleas seeking compensation for reimbursements they made for medicines manufactured at the Group’s former Cidra plant in Puerto Rico. These insurers claim that the Group knowingly and illegally marketed and sold adulterated drugs manufactured under conditions non-compliant with cGMP (current good manufacturing practices) and that they, as third-party insurers, were unlawfully induced to pay for them. The suit alleges both US federal and various state law causes of action.

The case had been stayed pending the decision of the US Court of Appeals for the Third Circuit on an overlapping, potentially dispositive issue in the Group’s third-party payer litigation regarding Avandia. As a result of the Third Circuit’s denial of the Group’s petition, the judge in this litigation has lifted the stay. The parties have filed supplemental briefings on the Group’s motion to dismiss and await a ruling from the court. The Group has made no provision for this matter.

Anti-trust/competition

The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category and has included a provision for such matters in the provision for legal and other disputes, except as noted below. Matters for which the Group has made a provision are also noted in Note 29, ‘Other provisions’.

UK Competition and Markets Authority investigation

On 12 February 2016, the UK Competition and Markets Authority (CMA) issued a decision fining the Group and two other pharmaceutical companies for infringement of the Competition Act. The CMA imposed a fine of £37.6 million on the Group, as well as fines totalling £7.4 million against the other companies.

This relates to agreements to settle patent disputes between the Group and potential suppliers of generic paroxetine formulations, entered between 2001 and 2003. The Group terminated the agreements at issue in 2004. The Group believes it has strong arguments to defend its actions and is currently examining the CMA’s finding with its legal advisors with a view to appeal to the Competition Appeal Tribunal such that the fine is overturned or substantially reduced. Accordingly no provision has been made for this matter.

GSK Annual Report 2015 209

45 Legal proceedings continued

Lamictal

Purported classes of direct and indirect purchasers filed suit in the US District Court for the District of New Jersey alleging that the Group and Teva Pharmaceuticals unlawfully conspired to delay generic competition for Lamictal, resulting in overcharges to the purchasers, by entering into an allegedly anti-competitive reverse payment settlement to resolve patent infringement litigation. A separate count accuses the Group of monopolising the market. On 26 June 2015, the Court of Appeals reversed the trial court’s decision to dismiss the case and remanded the action back to the trial court. On 26 October 2015, the trial court denied the Group’s motion for a stay and set a schedule for early dispositive motions and discovery. The Group filed a petition for certiorari with the United States Supreme Court on 19 February 2016.

Wellbutrin XL

Plaintiffs claimed antitrust injury related to allegedly sham patent litigation filed by Biovail against generic companies pursuing ANDAs for generic Wellbutrin XL. The Group was named as a party plaintiff in two patent infringement actions but later withdrew from those matters. The Group was not a party in the remaining two patent infringement actions relating to Wellbutrin XL. Plaintiffs alleged that a conspiracy to delay generic approval existed between Biovail and the Group, but the Court granted summary judgment in favour of the Group on those claims.

The sole remaining claim related to plaintiffs’ allegations that the Group entered into an anti-competitive reverse payment settlement to resolve the patent infringement litigation. The Court granted summary judgment in favour of the Group on all claims, and the matter is currently pending appeal before the US Court of Appeals for the Third Circuit Court.

Commercial and corporate

Where the Group is able to make a reliable estimate of the expected financial effect, if any, for the matters discussed in this category, it has included a provision in respect of such matters in the provision for legal and other disputes as set out in Note 29, ‘Other provisions’.

Securities/ERISA class actions – Stiefel

There are currently three outstanding lawsuits brought by former Stiefel Laboratories, Inc. (Stiefel) employees alleging that Stiefel and its officers and directors violated the US Employee Retirement Income Security Act (ERISA) and federal and state securities laws by inducing Stiefel employees to sell their shares in the employee stock plan back to Stiefel at a greatly undervalued price and without disclosing to employees that Stiefel was about to be sold to the Group.

The Fried case is currently on appeal to the US Court of Appeals for the Eleventh Circuit with oral argument having taken place in February 2016. Stiefel won a complete defence verdict in this matter at a jury trial in federal court in Florida in October 2013 and the plaintiff appealed. Trial of a second Florida case has been stayed pending resolution of the Fried matter. Discovery also continues in a case pending in New York federal court.

In addition to the private litigant suits, on 12 December 2011, the US Securities and Exchange Commission (SEC) filed a formal complaint against Stiefel and Charles Stiefel in the US District Court for the District of Florida alleging that Stiefel and its principals violated federal securities laws by inducing Stiefel employees to sell their shares in the employee stock plan back to the company at a greatly undervalued price and without disclosing to employees that the company was about to be sold. The case had been stayed but was returned to active status in early summer 2015. On 30 November 2015, the court entered orders asking the parties to rebrief their summary judgment motions and setting a pretrial conference for August 2016. The Group has made a provision for the Stiefel litigation.

Environmental matters

The Group has been notified of its potential responsibility relating to past operations and its past waste disposal practices at certain sites, primarily in the US. Some of these matters are the subject of litigation, including proceedings initiated by the US federal or state governments for waste disposal, site remediation costs and tort actions brought by private parties.

The Group has been advised that it may be a responsible party at approximately 21 sites, of which 11 appear on the National Priority List created by the Comprehensive Environmental Response Compensation and Liability Act (Superfund). These proceedings seek to require the operators of hazardous waste facilities, transporters of waste to the sites and generators of hazardous waste disposed of at the sites to clean up the sites or to reimburse the US Government for cleanup costs. In most instances, the Group is involved as an alleged generator of hazardous waste.

Although Superfund provides that the defendants are jointly and severally liable for cleanup costs, these proceedings are frequently resolved on the basis of the nature and quantity of waste disposed of by the generator at the site. The Group’s proportionate liability for cleanup costs has been substantially determined for 18 of the sites referred to above.

The Group’s potential liability varies greatly from site to site. While the cost of investigation, study and remediation at such sites could, over time, be significant, the Group routinely accrues amounts related to its share of the liability for such matters.

210  GSK Annual Report 2015

Financial statements of GlaxoSmithKline plc prepared under UK GAAP (including FRS 101 ‘Reduced Disclosure Framework’)

Directors’ statement of responsibilities in relation to the company’s financial statements

The Directors are responsible for preparing the parent company, GlaxoSmithKline plc, financial statements and the Remuneration report in accordance with applicable law and regulations.

UK company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the parent company financial statements in accordance with United Kingdom Accounting Standards and applicable law (United Kingdom Generally Accepted Accounting Practice). Under company law the Directors must not approve the parent company financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities, financial position and profit or loss of the company for that period.

In preparing those financial statements, the Directors are required to:

▪	select suitable accounting policies and then apply them consistently;

▪	make judgements and accounting estimates that are reasonable and prudent;

▪	state with regard to the parent company financial statements that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements;

▪	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the parent company financial statements and Remuneration report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The parent company financial statements for the year ended 31 December 2015, comprising the balance sheet for the year ended 31 December 2015 and supporting notes, are set out on pages 213 to 216 of this report.

The responsibilities of the auditors in relation to the parent company financial statements are set out in the Independent Auditors’ report on page 212.

The financial statements for the year ended 31 December 2015 are included in the Annual Report, which is published in printed form and made available on our website. The Directors are responsible for the maintenance and integrity of the Annual Report on our website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

The Strategic Report and risk sections of the Annual Report, which represent the management report, include a fair review of the development and performance of the business and the position of the company and the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

Disclosure of information to auditors

The Directors in office at the date of this Annual Report have each confirmed that:

▪	so far as he or she is aware, there is no relevant audit information of which the company’s auditors are unaware; and

▪	he or she has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Going concern basis

Having assessed the principal risks and other matters considered in connection with the viability statement, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

The UK Corporate Governance Code

The Board considers that GlaxoSmithKline plc applies the principles and complies with the provisions of the UK Corporate Governance Code maintained by the Financial Reporting Council, as described in the Corporate Governance section on pages 80 to 101. The Board further considers that the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

As required by the Financial Conduct Authority’s Listing Rules, the auditors have considered the Directors’ statement of compliance in relation to those points of the UK Corporate Governance Code which are specified for their review.

Philip Hampton

Chairman

16 March 2016

GSK Annual Report 2015 211

Independent Auditors’ report to the members of GlaxoSmithKline plc

Report on the parent company financial statements

Our Opinion

In our opinion, GlaxoSmithKline plc’s parent company financial statements (the “financial statements”):

▪	give a true and fair view of the state of the parent company’s affairs at 31 December 2015;
▪	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
▪	have been prepared in accordance with the requirements of the Companies Act 2006.

What we have audited

The financial statements, included within the Annual Report, comprise:

▪	the Company balance sheet at 31 December 2015;
▪	the Company statement of changes in equity for the year then ended; and
▪	the notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Annual Report, rather than in the notes to the financial statements. These are cross-referenced from the financial statements and are identified as audited. The financial reporting framework that has been applied in the preparation of the financial statements is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), including FRS 101 “Reduced Disclosure Framework”.

Other required reporting

Consistency of other information

Companies Act 2006 opinion

In our opinion, the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

ISAs (UK & Ireland) reporting

Under International Standards on Auditing (UK and Ireland) (“ISAs (UK & Ireland)”) we are required to report to you if, in our opinion, information in the Annual Report is:

▪	materially inconsistent with the information in the audited financial statements; or
▪	apparently materially incorrect based on, or materially inconsistent with, our knowledge of the company acquired in the course of performing our audit; or
▪	otherwise misleading.

We have no exceptions to report arising from this responsibility.

Adequacy of accounting records and information and explanations received

Under the Companies Act 2006, we are required to report to you if, in our opinion:

▪	we have not received all the information and explanations we require for our audit; or
▪	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
▪	the financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Directors’ Remuneration report – Companies Act 2006 opinion

In our opinion, the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Other Companies Act 2006 reporting

Under the Companies Act 2006, we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Directors’ statement of responsibilities set out on page 211, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

We conducted our audit in accordance with ISAs (UK & Ireland). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

▪	whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed;

▪	the reasonableness of significant accounting estimates made by the directors; and

▪	the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Other matter

We have reported separately on the Group financial statements of GlaxoSmithKline plc for the year ended 31 December 2015.

The company has passed a resolution in accordance with section 506 of the Companies Act 2006 that the senior statutory auditor’s name should not be stated.

PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

16 March 2016

212  GSK Annual Report 2015

Company balance sheet – UK GAAP (including FRS 101 ‘Reduced Disclosure Framework’) at 31 December 2015

	Notes	2015 £m	2014 £m
Fixed assets – investments	F	20,096	19,691

Current assets:
Trade and other receivables	G	6,635	10,900
Cash at bank		2	2
Total current assets		6,637	10,902

Trade and other payables	H	(671)	(1,799)
Net current assets		5,966	9,103

Total assets less current liabilities		26,062	28,794
Provisions	I	(40)	(25)
Other non-current liabilities	J	(398)	–
Net assets		25,624	28,769

Capital and reserves
Called up share capital	K	1,340	1,339
Share premium account	K	2,831	2,759
Other reserves		1,420	1,420
Retained earnings	L	20,033	23,251

Equity shareholders’ funds		25,624	28,769

The financial statements on pages 213 to 216 were approved by the Board on 16 March 2016 and signed on its behalf by

Philip Hampton

Chairman

GlaxoSmithKline plc

Registered number: 3888792

Company statement of changes in equity

	Share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total £m
At 1 January 2014	1,336	2,595	1,420	17,179	22,530
Profit attributable to shareholders	–	–	–	10,003	10,003
Dividends to shareholders	–	–	–	(3,843)	(3,843)
Shares issued under employee share schemes	3	164	–	–	167
Shares purchased and held as Treasury shares	–	–	–	(238)	(238)
Treasury shares transferred to the ESOT held by a subsidiary company	–	–	–	150	150
At 31 December 2014	1,339	2,759	1,420	23,251	28,769
Profit attributable to shareholders	–	–	–	656	656
Dividends to shareholders	–	–	–	(3,874)	(3,874)
Shares issued under employee share schemes	1	72	–	–	73
At 31 December 2015	1,340	2,831	1,420	20,033	25,624

GSK Annual Report 2015 213

Notes to the company balance sheet – UK GAAP (including FRS 101 ‘Reduced Disclosure Framework’)

A) Presentation of the financial statements

Description of business

GlaxoSmithKline plc is the parent company of GSK, a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, including vaccines, over-the-counter (OTC) medicines and health-related consumer products.

Preparation of financial statements

The financial statements, which are prepared using the historical cost convention and on a going concern basis, are prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ and with UK accounting presentation as at 31 December 2015, with comparative figures as at 31 December 2014. There were no comparative figures that required changing as a result of the current year adoption of FRS101.

As permitted by section 408 of the Companies Act 2006, the income statement of the company is not presented in this Annual Report.

The company is included in the Group financial statements of GlaxoSmithKline plc, which are publicly available.

The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements, in accordance with FRS 101:

▪	Paragraphs 45(b) and 46 to 52 of IFRS 2, ‘Share-based payment’

▪	IFRS 7, ‘Financial Instruments - Disclosures’

▪	Paragraphs 91-99 of IFRS 13, ‘Fair value measurement’

▪	Paragraph 38 of IAS 1, ‘Presentation of financial statements’ comparative information requirements in respect of paragraph 79(a) (iv) of IAS 1

▪	Paragraphs 10(d), 10(f), 16, 38(A), 38 (B to D), 40 (A to D), 111 and 134 to 136 of IAS 1, ‘Presentation of financial statements’

▪	IAS 7, ‘Statement of cash flows’

▪	Paragraph 30 and 31 of IAS 8, ‘Accounting policies, changes in accounting estimates and errors’

▪	Paragraph 17 of IAS 24, ‘Related party disclosures’ and the further requirement in IAS 24 to disclose related party transactions entered into between two or more members of a Group.

Accounting convention and standards

The balance sheet has been prepared using the historical cost convention and complies with applicable UK accounting standards.

Accounting principles and policies

The preparation of the balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual amounts could differ from those estimates.

The balance sheet has been prepared in accordance with the company’s accounting policies approved by the Board and described in Note B.

B) Accounting policies

Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign currency assets and liabilities are translated at rates of exchange ruling at the balance sheet date.

Dividends paid and received

Dividends paid and received are included in the financial statements in the period in which the related dividends are actually paid or received.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.

Investments in subsidiary companies

Investments in subsidiary companies are held at cost less any provision for impairment.

Impairment of investments

The carrying value of investments are reviewed for impairment when there is an indication that the investment might be impaired. Any provision resulting from an impairment review is charged to the income statement in the year concerned.

Share based payments

The issuance by the company to its subsidiaries of a grant over the company’s shares, represents additional capital contributions by the company in its subsidiaries. An additional investment in subsidiaries results in a corresponding increase in shareholders’ equity. The additional capital contribution is based on the fair value of the grant issued, allocated over the underlying grant’s vesting period.

Taxation

Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are only recognised to the extent that they are considered recoverable against future taxable profits.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the temporary differences are expected to be realised or settled. Deferred tax liabilities and assets are not discounted.

Financial guarantees

Liabilities relating to guarantees issued by the company on behalf of its subsidiaries are initially recognised at fair value and amortised over the life of the guarantee.

Legal and other disputes

The company provides for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the company. At 31 December 2015 provisions for legal and other disputes amounted to £40 million (2014 – £25 million).

214  GSK Annual Report 2015

Notes to the company balance sheet – UK GAAP (including FRS 101 ‘Reduced Disclosure Framework’) continued

C) Key accounting judgements and estimates

Legal and other disputes

The company provides for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the company. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgmental and could change substantially over time as new facts emerge and each dispute progresses.

The company’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements. At 31 December 2015 provisions for legal and other disputes amounted to £40 million (2014 – £25 million).

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the company’s financial statements by a material amount.

Contingent consideration

Any contingent consideration included in the consideration payable for a business combination is recorded at fair value at the date of acquisition. These fair values are generally based on risk-adjusted future cash flows discounted using appropriate interest rates. At 31 December 2015, the liability for contingent consideration amounted to £405 million on the acquisition of the Vaccines business from Novartis in 2015.

The assumptions relating to future cash flows and discount rates are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these projections to change with a consequent adverse effect on the future results of the company.

D) Operating profit

A fee of £12,053 (2014 – £11,523) relating to the audit of the company has been charged in operating profit.

E) Dividends

The directors declared four interim dividends resulting in a dividend for the year of 80 pence, in line with the dividend for 2014. A special dividend of 20 pence has also been declared in the year. For further details, see Note 16 to the Group financial statements, ‘Dividends’.

F) Fixed assets – investments

	2015 £m	2014 £m
Shares in GlaxoSmithKline Services Unlimited	613	613
Shares in GlaxoSmithKline Holdings (One) Limited	18	18
Shares in GlaxoSmithKline Holdings Limited	17,888	17,888
Shares in GlaxoSmithKline Mercury Limited	33	33
	18,552	18,552
Capital contribution relating to share based payments	1,139	1,139
Contribution relating to contingent consideration	405	–
	20,096	19,691

G) Trade and other receivables
	2015 £m	2014 £m
Amounts due within one year:
UK Corporation tax recoverable	201	205
Other receivables	41	3
Deferred tax recoverable	–	205
Amounts owed by Group undertakings	5,977	10,055
	6,219	10,468
Amounts due after more than one year:
Amounts due by Group undertakings	416	432
	6,635	10,900

The deferred tax balance of £205 million reported in 2014 and reversed in 2015 arose as a result of the recognition of a deferred tax asset on tax losses expected to be used following completion of the Novartis transaction on 2 March 2015.

GSK Annual Report 2015 215

Notes to the company balance sheet – UK GAAP (including FRS 101 ‘Reduced Disclosure Framework’) continued

H) Trade and other payables

	2015 £m	2014 £m
Amounts due within one year:
Other creditors	478	497
Contingent consideration payable	7	–
Amounts owed to Group undertakings	186	1,302
	671	1,799

The company has guaranteed debt issued by its subsidiary companies from one of which it receives an annual fee. In aggregate, the company has outstanding guarantees over £16.1 billion of debt instruments. The amounts due from the subsidiary company in relation to these guarantee fees will be recovered over the life of the bonds and are disclosed within ‘Trade and other receivables’ (see Note G).

I) Provisions

	2015 £m	2014 £m
At 1 January	25	–
Charge for the year	139	148
Utilised	(127)	(138)
Other movements	3	15
At 31 December	40	25
The provisions relate to a number of legal and other disputes in which the company is currently involved.

J) Other non-current liabilities

	2015 £m	2014 £m
Contingent consideration payable	398	–
	398	–

The contingent consideration relates to the amount payable for the acquisition in 2015 of the Novartis Vaccines portfolio. The current year liability is included within ‘Trade and other payables’.

K) Called up share capital and share premium account

			Share premium account £m
	Ordinary Shares of 25p each
	Number	£m
Share capital authorised
At 31 December 2014	10,000,000,000	2,500
At 31 December 2015	10,000,000,000	2,500
Share capital issued and fully paid
At 1 January 2014	5,342,206,696	1,336	2,595
Issued under employee share schemes	13,090,536	3	164
At 31 December 2014	5,355,297,232	1,339	2,759
Issued under employee share schemes	6,010,415	1	72
At 31 December 2015	5,361,307,647	1,340	2,831

	31 December 2015 000		31 December 2014 000
Number of shares issuable under outstanding options	99,833		88,801
Number of unissued shares not under option	4,538,859		4,555,902

At 31 December 2015, of the issued share capital, 29,801,412 shares were held in the ESOP Trusts, 491,515,950 shares were held as Treasury shares and 4,839,990,285 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trusts are disclosed in Note 42, ‘Employee share schemes’.

L) Reserves

The profit of GlaxoSmithKline plc for the year was £656 million (2014 – £10,003 million), which after dividends of £3,874 million (2014 – £3,843 million), gave a retained loss of £3,218 million (2014 – £6,160 million profit). No Treasury shares were purchased in the year (2014 – £238 million) and no Treasury shares were transferred to a subsidiary (2014 – £150 million). At 31 December 2015, the retained earnings stood at £20,033 million (2014 – £23,251 million), of which £4,096 million was unrealised (2014 – £4,096 million).

M) Group companies

See pages 250 to 258 for a complete list of subsidiaries, associates and joint ventures, which form part of these financial statements.

216  GSK Annual Report 2015

Investor

information

GSK Annual Report 2015 217

Financial record

Quarterly trend

An unaudited analysis of the Group results is provided by quarter in Sterling for the financial year 2015.

Income statement – total	12 months 2015	Q4 2015
Reported	Pro-forma	Reported	Pro-forma
£m	CER%	£%	CER%	£m	CER%	£%	CER%
Turnover – Pharmaceuticals	14,166	(7)	(8)	(1)	3,763	(9)	(11)	(1)
– Vaccines	3,657	19	16	3	963	20	15	(1)
– Consumer Healthcare	6,028	44	40	6	1,562	47	41	5
23,851	6	4	1	6,288	5	2	–
Corporate and other unallocated turnover	72	(9)	(17)	(25)	(2)	>(100)	>(100)	>(100)
Total turnover	23,923	6	4	1	6,286	4	2	–
Cost of sales	(8,853)	24	21	(2,541)	29	25
Selling, general and administration	(9,232)	13	12	(2,498)	15	13
Research and development	(3,560)	2	3	(1,054)	9	8
Royalty income	329	8	6	91	39	36
Other operating income	7,715	(538)
Operating profit/(loss)	10,322	>100	>100	(254)	>(100)	>(100)
Net finance costs	(653)	(158)
Profit/(loss) on disposal of interest in associates and joint ventures	843	1
Share of after tax profits/(losses) of associates and joint ventures	14	(5)
Profit/(loss) before taxation	10,526	>100	>100	(416)	>(100)	>(100)
Taxation	(2,154)	(12)
Tax rate %	20.5%	(2.9)%
Profit/(loss) after taxation for the period	8,372	>100	>100	(428)	>(100)	>(100)
(Loss)/profit attributable to non-controlling interests	(50)	(74)
Profit/(loss) attributable to shareholders	8,422	(354)
Basic earnings/(loss) per share (pence)	174.3	>100	>100	(7.3	)p	>(100)	>(100)
Diluted earnings/(loss) per share (pence)	172.3	(7.3	)p

Income statement – core

Total turnover	23,923	6	4	1	6,286	4	2	–
Cost of sales	(7,520)	18	15	5	(2,066)	18	15	3
Selling, general and administration	(7,907)	12	12	4	(2,108)	15	13	5
Research and development	(3,096)	(2)	(1)	(5)	(846)	3	3	(1)
Royalty income	329	8	6	(4)	91	39	36	39
Operating profit	5,729	(9)	(13)	(3)	1,357	(18)	(23)	(10)
Net finance costs	(636)	(154)
Share of after tax (losses)/profits of associates and joint ventures	(2)	(5)
Profit before taxation	5,091	(10)	(15)	1,198	(20)	(26)
Taxation	(993)	(215)
Tax rate %	19.5%	17.9%
Profit after taxation for the period	4,098	(10)	(15)	983	(22)	(28)
Profit attributable to non-controlling interests	440	109
Profit attributable to shareholders	3,658	874
Adjusted earnings per share (pence)	75.7	p	(15)	(21)	18.1	p	(28)	(34)

The calculation of core results is described on page 54.

218  GSK Annual Report 2015

Q3 2015	Q2 2015	Q1 2015
Reported	Pro-forma	Reported	Pro-forma	Reported	Pro-forma
£m	CER%	£%	CER%	£m	CER%	£%	CER%	£m	CER%	£%	CER%
3,340	(7)	(8)	(1)	3,540	(6)	(6)	2	3,523	(7)	(8)	(5)
1,181	32	30	13	814	11	7	(5)	699	10	7	3
1,576	55	48	7	1,509	51	48	6	1,381	24	23	8
6,097	11	8	5	5,863	7	6	2	5,603	1	–	(1)
30	27	15	10	25	87	67	87	19	(9)	(17)	(19)
6,127	11	9	5	5,888	7	6	2	5,622	1	–	(1)
(2,204)	24	21	(2,005)	19	16	(2,103)	23	21
(1,968)	(1)	(2)	(2,541)	21	24	(2,225)	14	13
(827)	1	3	(812)	(2)	–	(867)	(2)	1
99	–	(2)	62	(14)	(14)	77	13	10
(202)	(257)	8,712
1,025	53	46	335	(61)	(71)	9,216	>100	>100
(154)	(182)	(159)
(2)	1	843
(2)	(2)	23
867	69	58	152	(73)	(85)	9,923	>100	>100
(220)	(37)	(1,885)
25.4%	24.3%	19.0%
647	80	68	115	(70)	(84)	8,038	>100	>100
109	(34)	(51)
538	149	8,089
11.1	p	45	32	3.1	p	(63)	(77)	167.8	p	>100	>100
11.0	p	3.1	p	166.4	p

6,127	11	9	5	5,888	7	6	2	5,622	1	–	(1)
(1,936)	22	18	6	(1,779)	18	16	3	(1,739)	13	12	8
(1,842)	26	25	13	(2,091)	7	9	(2)	(1,866)	4	3	1
(730)	(3)	(2)	(6)	(731)	(6)	(5)	(10)	(789)	(2)	1	(4)
99	–	(2)	(11)	62	(14)	(14)	(33)	77	13	10	5
1,718	(5)	(9)	–	1,349	3	(4)	14	1,305	(14)	(15)	(12)
(148)	(178)	(156)
(2)	(2)	7
1,568	(5)	(10)	1,169	1	(7)	1,156	(14)	(16)
(314)	(233)	(231)
20.0%	20.0%	20.0%
1,254	(5)	(10)	936	4	(5)	925	(12)	(13)
141	99	91
1,113	837	834
23.0	p	(13)	(18)	17.3	p	–	(9)	17.3	p	(16)	(18)

GSK Annual Report 2015 219

Financial record continued

Pharmaceuticals turnover by therapeutic area 2015

	Total				US			Europe			International
	2015	2014 (restated)		Growth	2015		Growth	2015		Growth	2015		Growth
Therapeutic area/major products	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	5,741	6,168	(7)	(7)	2,750	(10)	(3)	1,415	(9)	(15)	1,576	–	(5)
Anoro Ellipta	79	17	>100	>100	56	>100	>100	16	>100	>100	7	>100	>100
Avamys/Veramyst	229	238	3	(4)	25	(26)	(19)	66	4	(4)	138	9	–
Flixotide/Flovent	623	702	(12)	(11)	379	(19)	(13)	92	(1)	(10)	152	1	(6)
Relvar/Breo Ellipta	257	67	>100	>100	108	>100	>100	80	>100	>100	69	>100	>100
Seretide/Advair	3,681	4,229	(13)	(13)	1,865	(13)	(6)	1,014	(18)	(24)	802	(8)	(12)
Ventolin	620	665	(7)	(7)	304	(15)	(8)	117	1	(6)	199	–	(6)
Other	252	250	6	1	13	>100	>100	30	11	7	209	–	(5)

Cardiovascular, metabolic and urology (CVMU)	858	965	(9)	(11)	314	(20)	(14)	260	(3)	(11)	284	–	(7)
Avodart	657	805	(15)	(18)	166	(41)	(36)	254	(1)	(9)	237	(4)	(11)
Other	201	160	21	26	148	28	38	6	(46)	(54)	47	23	21

Immuno-inflammation	263	214	16	23	242	14	23	15	42	25	6	20	20
Benlysta	230	173	25	33	209	24	34	15	42	25	6	20	20
Other	33	41	(24)	(20)	33	(24)	(20)	–	–	–	–	–	–

Oncology	255	1,202	(79)	(79)	92	(83)	(82)	70	(82)	(83)	93	(65)	(66)

Other pharmaceuticals	2,199	2,390	(4)	(8)	188	2	9	596	(2)	(10)	1,415	(6)	(9)
Dermatology	412	470	(9)	(12)	41	(20)	(16)	138	(1)	(8)	233	(12)	(14)
Augmentin	528	573	(2)	(8)	–	(100)	(100)	170	(2)	(10)	358	(2)	(7)
Other anti-bacterials	184	215	(11)	(14)	6	–	–	51	(8)	(16)	127	(12)	(14)
Rare diseases	371	417	(6)	(11)	47	(33)	(30)	122	(1)	(9)	202	(1)	(6)
Other	704	715	1	(2)	94	76	92	115	1	(9)	495	(6)	(9)

Innovative Pharmaceuticals	9,316	10,939	(14)	(15)	3,586	(18)	(12)	2,356	(16)	(23)	3,374	(7)	(11)

Established Products	2,528	3,011	(15)	(16)	647	(30)	(25)	493	(11)	(18)	1,388	(8)	(10)
Coreg	123	124	(8)	(1)	123	(8)	(1)	–	–	–	–	–	–
Hepsera	63	85	(27)	(26)	–	–	–	1	–	–	62	(28)	(27)
Imigran/Imitrex	160	172	(5)	(7)	76	(11)	(8)	56	–	(8)	28	4	–
Lamictal	531	531	(1)	–	266	(3)	5	96	(2)	(9)	169	3	(1)
Lovaza	93	240	(64)	(61)	93	(64)	(61)	–	–	–	–	–	–
Requip	93	109	(10)	(15)	5	(29)	(29)	29	(23)	(26)	59	–	(6)
Serevent	93	108	(14)	(14)	43	(7)	–	36	(21)	(25)	14	(12)	(18)
Seroxat/Paxil	165	210	(16)	(21)	(13)	–	–	35	(12)	(19)	143	(10)	(14)
Valtrex	165	154	14	8	20	(27)	(23)	24	(4)	(11)	121	30	21
Zeffix	134	166	(22)	(19)	2	(33)	(33)	7	(13)	(13)	125	(23)	(19)
Other	908	1,112	(16)	(18)	32	(63)	(60)	209	(16)	(22)	667	(11)	(13)

Global Pharmaceuticals	11,844	13,950	(14)	(15)	4,233	(20)	(14)	2,849	(16)	(22)	4,762	(7)	(11)

HIV	2,322	1,498	54	55	1,301	77	91	716	46	34	305	15	8
Combivir	34	59	(42)	(42)	10	(17)	(11)	9	(46)	(51)	15	(50)	(49)
Epzicom/Kivexa	698	768	(7)	(9)	258	(14)	(7)	304	(1)	(9)	136	(5)	(12)
Lexiva/Telzir	65	87	(25)	(25)	40	(21)	(15)	12	(32)	(39)	13	(27)	(36)
Selzentry	124	136	(8)	(9)	60	2	9	48	(10)	(18)	16	(26)	(30)
Tivicay	588	282	>100	>100	389	79	93	147	>100	>100	52	>100	>100
Triumeq	730	57	>100	>100	510	>100	>100	176	>100	>100	44	>100	>100
Trizivir	26	36	(28)	(28)	9	(21)	(15)	14	(29)	(35)	3	(43)	11
Other	57	73	(19)	(22)	25	(27)	(24)	6	(36)	(45)	26	–	(7)

Pharmaceuticals	14,166	15,448	(7)	(8)	5,534	(8)	(1)	3,565	(8)	(15)	5,067	(6)	(10)

Vaccines turnover 2015
				Total	US			Europe			International
	2015	2014 (restated)		Growth	2015		Growth	2015		Growth	2015		Growth
Major products	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Bexsero	115	–	–	–	17	–	–	86	–	–	12	–	–
Boostrix	358	317	12	13	209	18	27	88	23	13	61	(12)	(19)
Cervarix	88	118	(20)	(25)	3	(50)	(50)	37	(15)	(23)	48	(21)	(24)
Fluarix, FluLaval	268	215	21	25	197	28	38	23	14	5	48	2	(2)
Hepatitis	540	558	(4)	(3)	273	7	16	154	(11)	(17)	113	(12)	(16)
Infanrix, Pediarix	733	828	(9)	(11)	269	(17)	(10)	332	(2)	(10)	132	(9)	(17)
Menveo	160	–	–	–	99	–	–	36	–	–	25	–	–
Rabipur/RabAvert	61	–	–	–	28	–	–	17	–	–	16	–	–
Rotarix	417	376	14	11	139	47	58	64	3	(4)	214	4	(3)
Synflorix	381	398	5	(4)	–	–	–	39	8	(3)	342	4	(4)
Other	536	349	65	52	24	>100	>100	221	56	44	291	64	48

Vaccines	3,657	3,159	19	16	1,258	24	34	1,097	23	14	1,302	12	4

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

220  GSK Annual Report 2015

Pharmaceuticals turnover by therapeutic area 2014

	Total				US			Europe			International
	2014 (restated)	2013 (restated)		Growth	2014 (restated)		Growth	2014 (restated)		Growth	2014 (restated)		Growth
Therapeutic area/major products	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	6,168	7,259	(9)	(15)	2,830	(18)	(22)	1,673	(3)	(7)	1,665	1	(10)
Avamys/Veramyst	238	249	5	(4)	31	(22)	(26)	69	4	–	138	13	–
Flixotide/Flovent	702	796	(6)	(12)	437	(5)	(10)	102	(9)	(13)	163	(5)	(15)
Relvar/Breo Ellipta	67	8	>100	>100	29	>100	>100	18	–	–	20	>100	>100
Seretide/Advair	4,229	5,274	(15)	(20)	1,987	(25)	(29)	1,330	(5)	(9)	912	(1)	(12)
Ventolin	665	642	11	4	330	18	13	124	2	(2)	211	6	(5)
Other	267	290	2	(8)	16	>100	>100	30	10	3	221	(4)	(15)

Cardiovascular, metabolic and urology (CVMU)	965	1,073	(3)	(10)	366	(16)	(20)	293	–	(5)	306	12	–
Avodart	805	857	1	(6)	259	(13)	(17)	280	8	3	266	10	(2)
Other	160	216	(21)	(26)	107	(23)	(26)	13	(63)	(63)	40	27	11

Immuno-inflammation	214	161	40	33	197	39	32	12	63	50	5	22	24
Benlysta	173	146	25	18	156	22	16	12	63	50	5	22	24
Other	41	15	>100	>100	41	>100	>100	–	–	–	–	–	–

Oncology	1,202	969	33	24	512	41	34	417	29	23	273	26	10

Other pharmaceuticals	2,390	2,652	(2)	(10)	172	(31)	(34)	660	(4)	(8)	1,558	4	(6)
Dermatology	470	609	(17)	(23)	49	(56)	(57)	150	(8)	(12)	271	(8)	(16)
Augmentin	573	630	(2)	(9)	1	–	–	189	(2)	(7)	383	(2)	(10)
Other anti-bacterials	215	224	3	(4)	6	(14)	(14)	61	(3)	(8)	148	6	(2)
Rare diseases	417	495	(8)	(16)	67	(38)	(41)	134	9	4	216	(3)	(15)
Other	715	694	15	4	49	>100	93	126	(12)	(17)	540	19	6

Innovative Pharmaceuticals	10,939	12,114	(3)	(10)	4,077	(12)	(16)	3,055	–	(4)	3,807	5	(6)

Established Products	3,011	3,869	(16)	(22)	860	(31)	(34)	601	(13)	(16)	1,550	(7)	(16)
Coreg	124	131	(1)	(5)	124	(1)	(6)	–	–	–	–	–	–
Hepsera	85	96	(5)	(11)	–	–	–	–	–	–	85	(6)	(12)
Imigran/Imitrex	172	188	(4)	(9)	83	5	4	61	2	(3)	28	(28)	(37)
Lamictal	531	557	3	(5)	254	(4)	(9)	106	1	(4)	171	14	1
Lovaza	240	584	(57)	(59)	240	(57)	(59)	–	–	–	–	–	–
Requip	109	125	(4)	(13)	7	–	–	39	(19)	(25)	63	6	(7)
Serevent	108	129	(12)	(16)	43	(12)	(16)	48	(9)	(13)	17	(16)	(25)
Seroxat/Paxil	210	285	(19)	(26)	–	–	–	43	(15)	(19)	167	(20)	(28)
Valtrex	154	224	(24)	(31)	26	(40)	(42)	27	(3)	(7)	101	(23)	(32)
Zeffix	166	182	(3)	(9)	3	(79)	(79)	8	(25)	(33)	155	5	(1)
Other	1,112	1,368	(12)	(19)	80	(28)	(31)	269	(19)	(22)	763	(8)	(16)

Global Pharmaceuticals	13,950	15,983	(6)	(13)	4,937	(16)	(20)	3,656	(2)	(6)	5,357	1	(9)

HIV	1,498	1,386	15	8	680	27	21	534	6	2	284	9	(5)
Combivir	59	116	(46)	(49)	11	(66)	(68)	18	(52)	(54)	30	(22)	(28)
Epzicom/Kivexa	768	763	8	1	278	8	2	335	7	2	155	9	(5)
Lexiva/Telzir	87	113	(17)	(23)	47	(24)	(27)	20	(25)	(28)	20	14	(3)
Selzentry	136	143	–	(5)	55	(4)	(8)	58	(3)	(7)	23	19	11
Tivicay	282	19	>100	>100	202	>100	>100	56	>100	>100	24	>100	>100
Trizivir	36	97	(61)	(63)	11	(81)	(82)	22	(28)	(31)	3	(38)	(45)
Other	130	135	5	(4)	76	55	48	25	(30)	(32)	29	(25)	(40)

Pharmaceuticals	15,448	17,369	(5)	(11)	5,617	(12)	(17)	4,190	(1)	(5)	5,641	1	(9)

Vaccines turnover 2014
	Total				US			Europe			International
	2014	2013 (restated)		Growth	2014		Growth	2014		Growth	2014		Growth
Major products	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Boostrix	317	288	16	10	164	(6)	(11)	78	26	20	75	>100	92
Cervarix	118	172	(26)	(31)	6	(14)	(14)	48	(16)	(21)	64	(32)	(38)
Fluarix, FluLaval	215	251	(9)	(14)	143	1	(4)	22	(34)	(37)	50	(19)	(26)
Hepatitis	558	629	(6)	(11)	236	(6)	(11)	186	(2)	(6)	136	(10)	(18)
Infanrix, Pediarix	828	862	2	(4)	300	15	9	369	(3)	(7)	159	(7)	(16)
Rotarix	376	375	7	–	88	(15)	(20)	67	19	14	221	16	7
Synflorix	398	405	4	(2)	–	–	–	40	(13)	(17)	358	6	0
Other	349	402	(7)	(13)	3	>100	>100	154	(6)	(10)	192	(9)	17

Vaccines	3,159	3,384	(1)	(7)	940	–	(5)	964	(2)	(7)	1,255	–	(8)

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

GSK Annual Report 2015 221

Financial record continued

Five year record

A record of financial performance is provided, analysed in accordance with current reporting practice. The information included in the Five year record is prepared in accordance with IFRS as adopted by the European Union and also with IFRS as issued by the International Accounting Standards Board.

With effect from 1 January 2015, GSK has reported turnover under four segments: Global Pharmaceuticals, HIV, Vaccines and Consumer Healthcare. Comparative turnover information in all four years has been restated accordingly. Comparative information has also been restated to reflect the current breakdown of the group by geographic region.

Comparative information for 2012 and 2013 is also reported including the effect of the divestments completed in 2013. The 2011 information is reported excluding the effects of these divestments.

Group turnover by geographic region	2015 £m	2014 (restated £m	)	2013 (restated £m	)	2012 (restated £m	)	2011 (restated £m	)
US	8,222	7,409		8,695		8,330		8,696
Europe	6,450	6,292		6,681		6,675		8,276
International	9,251	9,305		10,226		10,478		10,415
	23,923	23,006		25,602		25,483		27,387
Divestments	–	–		903		948		–
Total turnover including divestments	23,923	23,006		26,505		26,431		27,387

Group turnover by segment
Global Pharmaceuticals	11,844	13,950		15,983		15,984		16,856
HIV	2,322	1,498		1,386		1,374		1,569
Pharmaceuticals	14,166	15,448		17,369		17,358		18,425
Vaccines	3,657	3,159		3,384		3,296		3,469
Consumer Healthcare	6,028	4,312		4,703		4,722		5,403
Segment turnover	23,851	22,919		25,456		25,376		27,297
Corporate and other unallocated turnover	72	87		146		107		90
	23,923	23,006		25,602		25,483		27,387
Divestments completed in 2013	–	–		903		948		–
	23,923	23,006		26,505		26,431		27,387

Pharmaceuticals turnover by therapeutic area
Respiratory	5,741	6,168		7,259		7,016		6,993
Cardiovascular, Metabolic and urogenital	858	965		1,073		1,144		1,108
Immuno-inflammation	263	214		161		70		15
Oncology	255	1,202		969		798		683
Other pharmaceuticals	2,199	2,390		2,652		2,605		2,732
Established Products	2,528	3,011		3,869		4,351		5,325
Global Pharmaceuticals	11,844	13,950		15,983		15,984		16,856
HIV	2,322	1,498		1,386		1,374		1,569
Pharmaceuticals	14,166	15,448		17,369		17,358		18,425

Vaccine turnover	3,657	3,159		3,384		3,296		3,469

Consumer Healthcare turnover
Wellness	2,970	1,565		1,807		1,941		2,267
Oral care	1,866	1,797		1,884		1,806		1,722
Nutrition	684	633		627		590		1,025
Skin health	508	317		385		385		389
	6,028	4,312		4,703		4,722		5,403

222  GSK Annual Report 2015

Five year record continued

Financial results – total	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Turnover	23,923	23,006	26,505	26,431	27,387
Operating profit	10,322	3,597	7,028	7,300	7,734
Profit before taxation	10,526	2,968	6,647	6,600	7,625
Profit after taxation	8,372	2,831	5,628	4,678	5,405

	pence	pence	pence	pence	pence
Basic earnings per share	174.3	57.3	112.5	91.6	103.6
Diluted earnings per share	172.3	56.7	110.5	90.2	102.1

	2015 millions	2014 millions	2013 millions	2012 millions	2011 millions
Weighted average number of shares in issue:
Basic	4,831	4,808	4,831	4,912	5,028
Diluted	4,888	4,865	4,919	4,989	5,099

Financial results – core	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Turnover	23,923	23,006	25,602	25,483	27,387
Operating profit	5,729	6,594	7,771	7,974	8,730
Profit before taxation	5,091	5,978	7,122	7,279	8,038
Profit after taxation	4,098	4,806	5,487	5,511	5,954

	pence	pence	pence	pence	pence
Core earnings per share	75.7p	95.4	108.4	107.4	114.5

	%	%	%	%	%
Return on capital employed	152.4	46.6	91.4	84.9	82.3

Return on capital employed is calculated as total profit before taxation as a percentage of average net assets over the year.

GSK Annual Report 2015 223

Financial record continued

Five year record continued

Balance sheet			2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Non-current assets			36,859	25,973	26,859	27,789	24,921
Current assets			16,587	14,678	15,227	13,692	16,167
Total assets			53,446	40,651	42,086	41,481	41,088

Current liabilities			(13,417)	(13,295)	(13,677)	(13,815)	(15,010)
Non-current liabilities			(31,151)	(22,420)	(20,597)	(20,929)	(17,264)
Total liabilities			(44,568)	(35,715)	(34,274)	(34,744)	(32,274)

Net assets			8,878	4,936	7,812	6,737	8,814

Shareholders’ equity			5,114	4,263	6,997	5,800	8,019
Non-controlling interests			3,764	673	815	937	795
Total equity			8,878	4,936	7,812	6,737	8,814

Number of employees

			2015	2014	2013	2012	2011
US			14,696	16,579	16,530	17,201	16,707
Europe			43,538	37,899	38,367	38,788	38,696
International			43,021	43,443	44,554	43,499	41,986
			101,255	97,921	99,451	99,488	97,389

Manufacturing			38,855	32,171	31,502	31,369	30,664
Selling			39,549	42,785	45,397	45,601	45,155
Administration			11,140	10,630	10,232	9,607	8,883
Research and development			11,711	12,335	12,320	12,911	12,687
			101,255	97,921	99,451	99,488	97,389

The geographic distribution of employees in the table above is based on the location of GSK’s subsidiary companies. The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GSK on a contract basis.

Exchange rates

As a guide to holders of ADS, the following tables set out, for the periods indicated, information on the exchange rate of US dollars for Sterling as reported by the Bank of England (4pm buying rate).

			2015	2014	2013	2012	2011
Average			1.53	1.65	1.56	1.59	1.60
The average rate for the year is calculated as the average of the 4pm buying rates for each day of the year.
	2016 Mar	2016 Feb	2016 Jan	2015 Dec	2015 Nov	2015 Oct	2015 Sep
High	1.43	1.46	1.47	1.52	1.54	1.55	1.56
Low	1.39	1.39	1.41	1.47	1.51	1.52	1.51

The 4pm buying rate on 10 March 2016 was £1= US$1.43.

224  GSK Annual Report 2015

Pipeline, products and competition

Pharmaceuticals and Vaccines product development pipeline

Key
†	In-licence or other alliance relationship with third party
^	ViiV Healthcare, a global specialist HIV company with GSK, Pfizer, Inc. and Shionogi Limited as shareholders, is responsible for developing and delivering HIV medicines.
*	Also being developed for indications in another therapeutic area
1	Option-based alliance with Ionis Pharmaceuticals
2	Option-based alliance with Adaptimmune Ltd.
3	Option-based alliance with OncoMed Pharmaceuticals
4	Option-based alliance with Telethon and Ospedale San Raffaele
5	Option-based alliance with Valneva

S	Month of first submission
BLA	Biological Licence Application
MAA	Marketing Authorisation Application (Europe)
NDA	New Drug Application (US)
Phase I	Evaluation of clinical pharmacology, usually conducted in volunteers
Phase II	Determination of dose and initial evaluation of efficacy, conducted in a small number of patients
Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety

MAA and NDA/BLA regulatory review milestones shown in the table below are those that have been achieved. Future filing dates are not included in this list.

Achieved regulatory review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA
HIV^ and Infectious Diseases
dolutegravir + rilpivirine†	HIV integrase inhibitor + non-nucleoside reverse transcriptase inhibitor (NNRTI)	HIV infections – two drug maintenance regimen	III
3684934	HIV attachment inhibitor	HIV infections	III
tafenoquine†	8-aminoquinoline	Plasmodium vivax malaria	III
Relenza i.v.†	neuraminidase inhibitor (i.v.)	influenza	III
cabotegravir	HIV integrase inhibitor (long-acting parenteral formulation)	HIV pre-exposure prophylaxis	II
cabotegravir + rilpivirine†	HIV integrase inhibitor + non-nucleoside reverse transcriptase inhibitor (NNRTI) (long-acting parenteral formulations)	HIV infections	II
gepotidacin (2140944)	type 2 topoisomerase inhibitor	bacterial infections	II
danirixin	chemokine (C-X-C Motif) receptor 2 (CXCR2) antagonist	influenza*	II
3532795	HIV maturation inhibitor	HIV infections	II
2838232	HIV maturation inhibitor	HIV infections	I
3228836[1]	HBV antisense oligonucleotide	hepatitis B	I
3389404[1]	HBV LICA antisense oligonucleotide	hepatitis B	I
2878175	nonstructural protein 5B (NS5B) polymerase inhibitor	hepatitis C	I
Respiratory
fluticasone furoate + vilanterol† + umeclidinium	glucocorticoid agonist + long-acting beta2 agonist + muscarinic acetylcholine antagonist	chronic obstructive pulmonary disease (COPD)	III
mepolizumab	interleukin 5 (IL5) monoclonal antibody	COPD*	III
961081†	muscarinic acetylcholine antagonist, beta2 agonist (MABA)	COPD	II
961081† + fluticasone furoate	muscarinic acetylcholine antagonist, beta2 agonist (MABA) + glucocorticoid agonist	COPD	II
2245035	toll-like receptor 7 (TLR7) agonist	asthma	II
2269557	phosphatidylinositol 3-kinase delta (PI3Kd) inhibitor	asthma and COPD	II
2586881†	recombinant human angiotensin converting enzyme 2 (rhACE2)	acute lung injury	II
2862277	tumour necrosis factor receptor-1 (TNFR1) domain antibody	acute lung injury	II
danirixin	chemokine (C-X-C Motif) receptor 2 (CXCR2) antagonist	COPD*	II
fluticasone furoate + vilanterol† + umeclidinium	glucocorticoid agonist + long-acting beta2 agonist + muscarinic acetylcholine antagonist	asthma	II
losmapimod	p38 kinase inhibitor	COPD*	II
mepolizumab	interleukin 5 (IL5) monoclonal antibody	nasal polyposis*	II
mepolizumab	interleukin 5 (IL5) monoclonal antibody	hypereosinophilic syndrome*	II
sirukumab†	interleukin 6 (IL6) human monoclonal antibody	severe asthma*	II
3008348	alpha V beta 6 integrin antagonist	idiopathic pulmonary fibrosis	I

GSK Annual Report 2015 225

Pipeline, products and competition continued

Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA
Oncology
3377794[2]	NY-ESO-1 autologous engineered TCR-T cells (engineered TCR)	sarcoma, multiple myeloma, non-small cell lung cancer, melanoma and ovarian cancer	II
tarextumab[3]	notch 2/3 monoclonal antibody	small cell lung cancer	II
brontictuzumab[3]	notch 1 monoclonal antibody	solid tumours and haematological malignancies	I
3174998†	OX40 agonist monoclonal antibody	solid tumours and haematological malignancies	I
2879552	lysine-specific demethylase 1 (LSD1) inhibitor	acute myeloid leukemia and small cell lung cancer	I
2857916†	beta cell maturation antigen antibody drug conjugate	multiple myeloma	I
2849330	erb-b2 receptor tyrosine kinase 3 (ErbB3) monoclonal antibody	solid tumours	I
2816126	enhancer of zeste homologue2 (EZH2) inhibitor	solid tumours and haematological malignancies	I
2636771	phosphatidylinositol 3-kinase (PI3K) beta inhibitor	castration resistant prostate cancer	I
2256098	focal adhesion kinase inhibitor	mesothelioma	I
525762	BET family bromodomain inhibitor	solid tumours and haematological malignancies	I
Immuno-inflammation
sirukumab†	interleukin 6 (IL6) human monoclonal antibody	rheumatoid arthritis*	III
sirukumab†	interleukin 6 (IL6) human monoclonal antibody	giant cell arteritis*	III
Benlysta	B lymphocyte stimulator monoclonal antibody (s.c.)	systemic lupus erythematosus*	III
Benlysta	B lymphocyte stimulator monoclonal antibody (i.v.)	vasculitis*	III
Benlysta	B lymphocyte stimulator monoclonal antibody (i.v.)	transplant rejection*	II
Benlysta + Rituxan†	B lymphocyte stimulator monoclonal antibody (s.c.) + cluster of differentiation 20 (CD20) monoclonal antibody (i.v.)	Sjogren’s syndrome	II
3196165†	granulocyte macrophage colony- stimulating factor monoclonal antibody	rheumatoid arthritis	II
2330811	oncostatin M (OSM) monoclonal antibody	systemic sclerosis	I
2618960	interleukin 7 (IL7) receptor monoclonal antibody	Sjogren’s syndrome	I
2646264	spleen tyrosine kinase (Syk) inhibitor (topical)	chronic urticaria	I
2831781†	lymphocyte activation gene 3 (LAG3) protein monoclonal antibody	autoimmune disease	I
2982772	receptor-interacting protein 1 (RIP1) kinase inhibitor	psoriasis, rheumatoid arthritis and ulcerative colitis	I
3050002†	chemokine (C-C motif) ligand 20 (CCL20) monoclonal antibody	psoriatic arthritis	I
3117391†	macrophage targeted histone deacetylase inhibitor	rheumatoid arthritis	I
3179106	rearranged during transfection (RET) kinase inhibitor	inflammatory disorders of the bowel	I
Rare diseases
2696273†	ex-vivo stem cell gene therapy	adenosine deaminase severe combined immune deficiency (ADA-SCID)	Submitted	S: May 15
2998728[1]	transthyretin (TTR) production inhibitor	transthyretin-mediated amyloidosis	III
mepolizumab	interleukin 5 (IL5) monoclonal antibody	eosinophilic granulomatosis with polyangiitis*	III
2398852† + 2315698†	serum amyloid P component (SAP) monoclonal antibody + SAP depleter (CPHPC)	amyloidosis	II
2696274†	ex-vivo stem cell gene therapy	metachromatic leukodystrophy	II
2696275†	ex-vivo stem cell gene therapy	Wiscott-Aldrich syndrome	II
2696277[4]	ex-vivo stem cell gene therapy	beta-thalassemia	I

226  GSK Annual Report 2015

Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA
Vaccines
Shingrix† (Zoster Vaccine)	recombinant	Herpes Zoster prophylaxis	III
MMR	live attenuated	measles, mumps, rubella prophylaxis	III (US)	N/A
Ebola†	recombinant viral vector	Ebola haemorrhagic fever prophylaxis	II
Group B Streptococcus	conjugated	Group B streptococcus prophylaxis (maternal immunisation)	II
S. pneumoniae next generation†	recombinant – conjugated	Streptococcus pneumoniae disease prophylaxis	II
COPD†	recombinant	reduction of the frequency of COPD exacerbations associated with non-typeable Haemophilus influenzae and Moraxella catarrhalis	II
Hepatitis C†	recombinant viral vector	hepatitis C virus prophylaxis	II
Malaria next generation†	recombinant	malaria prophylaxis (Plasmodium falciparum)	II
Men ABCWY	recombinant – conjugated	meningococcal A,B,C,W and Y disease prophylaxis in adolescents	II
Pseudomonas[5]	recombinant	pseudomonas infection prophylaxis	II
Shigella†	conjugated and outer membrane	Shigella diarrhea prophylaxis	II
Tuberculosis†	recombinant	tuberculosis prophylaxis	II
RSV	recombinant	respiratory syncytial virus prophylaxis (maternal immunisation)	II
RSV	replication-defective recombinant viral vector	respiratory syncytial virus prophylaxis	I
HIV†	recombinant proteins	HIV infection prophylaxis	I
Other pharmaceuticals Metabolic
retosiban	oxytocin antagonist	spontaneous pre-term labour	III
daprodustat (1278863)	prolyl hydroxylase inhibitor	anaemia associated with chronic renal disease	II
2330672	ileal bile acid transport (IBAT) inhibitor	cholestatic pruritus	II
camicinal	motilin receptor agonist	delayed gastric emptying	II
Eperzan/Tanzeum (albiglutide)	glucagon-like peptide 1 (GLP1) receptor agonist	type 1 diabetes	II
losmapimod	p38 kinase inhibitor	focal segmental glomerular sclerosis*	II
otelixizumab	cluster of differentiation 3 (CD3)	new onset type 1 diabetes	II
daprodustat (1278863)	prolyl hydroxylase inhibitor (topical) monoclonal antibody	wound healing	I
2798745	transient receptor potential cation channel V4 (TRPV4) antagonist	heart failure	I
2881078	selective androgen receptor modulator	muscle wasting	I
oxytocin (inhaled)†	oxytocin	postpartum hemorrhage	I
Dermatology
chlorhexidine	cationic polybiguanide (topical)	prevention of omphalitis	Submitted	S: Oct15
2894512†	non-steroidal anti-inflammatory (topical)	atopic dermatitis	II
2894512†	non-steroidal anti-inflammatory (topical)	psoriasis	II
2981278	ROR gamma inverse agonist (topical)	psoriasis	II
umeclidinium	muscarinic acetylcholine antagonist (topical)	hyperhidrosis*	II
mepolizumab	interleukin 5 (IL5) monoclonal antibody	severe atopic dermatitis*	I
Neurosciences
933776	beta amyloid monoclonal antibody	geographic retinal atrophy	II
Benlysta	B lymphocyte stimulator monoclonal antibody (i.v.)	myasthenia gravis*	II
rilapladib	lipoprotein-associated phospholipase A2 (Lp-PLA2) inhibitor	Alzheimer’s disease	II
n/a	ocular target LICA antisense oligonucleotide[1]	geographic atrophy age-related macular disease	I

GSK Annual Report 2015 227

Pipeline, products and competition continued

Pharmaceutical products, competition and intellectual property

			Major	Patent expiry dates[3]
Products	Compounds	Indication(s)	competitor brands	US	EU
Respiratory
Anoro Ellipta	umeclidinium bromide/vilanterol terfenatate	COPD	Spiriva Handihaler/Respimat, Stiolto/Spiolto Respimat Ultibro Breezhaler, Duaklir Genuair	2025 (NCE), 2027-2030 (device/formulation)	2029 (NCE), 2022-2025 (device/formulation)
Arnuity Ellipta	fluticasone furoate	asthma	Qvar, Pulmicort Asmanex, Alvesco	2021 (NCE), 2027-2030 (device/formulation)	NA
Avamys/Veramyst	fluticasone furoate	rhinitis	Nasonex	2021[2]	2023
Flixotide/Flovent	fluticasone propionate	asthma/COPD	Qvar, Singulair	2016 (Diskus device), 2018-2026[1] (HFA-device)	expired (Diskus device), 2017 (HFA-device)
Incruse Ellipta	umeclidinium bromide	COPD	Spiriva Handihaler/Respimat, Eklira Genuair	2025 (NCE), 2027-2030 (device/formulation)	2029 (NCE), 2022-2025 (device/ formulation)
Nucala	mepolizumab	severe eosinophilic asthma	Xolair	2016[4]	2020[4]
Relvar/Breo Ellipta	fluticasone furoate/vilanterol terfenatate	asthma/COPD	Symbicort, Foster, Flutiform, Dulera	2022 (NCE), 2027-2030 (device/formulation)	2027 (NCE), 2022-2025 (device/ formulation)
Seretide/Advair*	salmeterol xinafoate/fluticasone propionate	asthma/COPD	Symbicort, Foster, Flutiform, Dulera	2016 (Diskus device) 2018-2026[1] (HFA-device)	expired (Diskus device) 2017 (HFA-device)
Serevent	salmeterol xinafoate	asthma/COPD	Foradil, Spiriva, Handihaler/Respimat Onbrez	2016 (Diskus device)	expired (Diskus device) 2019 (HFA-device)
Ventolin HFA	albuterol sulphate	asthma/COPD	generic companies	2018-2026[1] (HFA-device)	2017 (HFA-device)
Anti-virals
Valtrex	valaciclovir	genital herpes, coldsores, shingles	Famvir	expired	expired
Zeffix/Epivir-HBV	lamivudine	chronic hepatitis B	Hepsera	expired	expired
Central nervous system
Lamictal	lamotrigine	epilepsy, bipolar disorder	Keppra, Dilantin	expired	expired
Imigran/Imitrex	sumatriptan	migraine	Zomig, Maxalt, Relpax	expired	expired
Seroxat/Paxil	paroxetine	depression, various anxiety disorders	Effexor, Cymbalta, Lexapro	expired	expired
Cardiovascular and urogenital
Eperzan/Tanzeum	albiglutide	Type 2 diabetes	Victoza, Byetta Bydureon, Lyxumia Trulicity	2022	2027
Avodart	dutasteride	benign prostatic hyperplasia	Proscar, Flomax, finasteride	expired	2017
Coreg CR	carvedilol phosphate	mild-to-severe heart failure, hypertension, left ventricular dysfunction post MI	Toprol XL	2026[1,2] (formulation)	NA

*	See ’Risk factors’ on page 232 for details of uncertainty on the timing of follow-on competition.
[1]	See Note 45 to the financial statements, ‘Legal proceedings’.
[2]	Generic competition possible in 2016.
[3]	Includes Supplementary Protection Certificates and other patent term extensions, where granted.
[4]	Data exclusivity expires 2025 (EU) and 2027 (US).

228  GSK Annual Report 2015

Pharmaceutical products, competition and intellectual property continued

			Major competitor brands	Patent expiry dates[3]
Products	Compounds	Indication(s)		US	EU
Anti-bacterials
Augmentin	amoxicillin/clavulanate potassium	common bacterial infections	generic products	NA	expired
Rare diseases
Volibris	ambrisentan	pulmonary hypertension	Tracleer, Revatio	NA	2020
Immuno-inflammation
Benlysta	belimumab	systemic lupus erythematosus		2023	2026
HIV
Epzicom/Kivexa	lamivudine and abacavir	HIV/AIDS	Truvada, Atripla Stribild Complera/Eviplera	2016[1] (combination)	2019[1] (combination)
Lexiva/Telzir	fosamprenavir	HIV/AIDS	Prezista, Kaletra, Reyataz	2018[1]	2019
Selzentry/Celsentri	maraviroc	HIV/AIDS	Isentress, Intelence, Prezista	2021	2022
Tivicay	dolutegravir	HIV/AIDS	Isentress, Prezista Reyataz, Kaletra	2027	2029
Triumeq	dolutegravir, lamivudine and abacavir	HIV/AIDS	Truvada, Atripla Stribild Complera/Eviplera	2027	2031
Trizivir	lamivudine, zidovudine and abacavir	HIV/AIDS	Truvada, Atripla Stribild Complera/Eviplera	2016[1,2] (combination)	2016 (combination)

Vaccines products, competition and intellectual property

			Major competitor brands	Patent expiry dates
Products	Compounds	Indication(s)		US	EU
Bexsero	meningococcal group-B vaccine	Meningitis group B prevention	Trumenba	2027	2028[1]
Boostrix	diphtheria, tetanus, acellular pertussis	diphtheria, tetanus, acellular Pertussis booster vaccination	Adacel	2017	2017
Infanrix Hexa/Pediarix	diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)	Prophylaxis against diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)	Pentacel, Pediacel, Pentaxim, Pentavac, Hexaxim	2018	expired
Cervarix	HPV 16 & 18 virus like particles (VLPs), AS04 adjuvant (MPL + aluminium hydroxide)	human papilloma virus type 16 and 18	Gardasil (Silgard)	2020	2020
Fluarix Tetra	split inactivated influenza virus subtypes A and subtype B antigens	seasonal influenza prophylaxis	Intenza, Flumist QIV, Vaxigrip QIV, Fluzone QIV, Fluzone High Dose	2022	2022
FluLaval	split inactivated influenza virus subtypes A and subtype B antigens	seasonal influenza prophylaxis	Vaxigrip, Mutagrip, Fluzone, Influvac, Aggripal, Fluad, Intenza, Flumist	2022	2022
Menveo	meningococcal group A, C, W- 135 and Y conjugate vaccine	Meningitis group A, C, W-135 and Y prophylaxis	Mencevax, Menactra	2025	2025
Prepandrix	derived split inactivated influenza virus antigen, AS03 adjuvant	pandemic H5N1 influenza prophylaxis	Aflunov, Vepacel	–	2026
Rotarix	Human rotavirus RIX4414 strain	Rotavirus prophylaxis	Rotateq	–	2020
Synflorix	conjugated pneumococcal polysaccharide	Prophylaxis against invasive disease, pneumonia, acute otitis media	Prevenar (Prevnar)	NA	2024

[1]	See Note 45 to the financial statements, ‘Legal proceedings’.
[2]	Generic competition commenced in 2014.
[3]	Includes Supplementary Protection Certificates and other patent term extensions, where granted.

GSK Annual Report 2015 229

Pipeline, products and competition continued

Consumer Healthcare products and competition

Brand	Products	Application	Markets	Competition
Wellness
Panadol and Panadol Cold & Flu	tablets, caplets, infant syrup drops	paracetamol-based treatment for headache, joint pain, fever, cold symptoms	global (except US)	Advil, Pfizer Aspirin, Bayer Tylenol, Johnson & Johnson
Voltaren	topical gel	non-steroidal, diclofenac based anti-inflammatory	global	Advil, Pfizer Aspirin, Bayer Tylenol, Johnson & Johnson
Otrivin	nasal spray	nasal decongestant	Germany, Poland, Russia, Sweden, Ukraine	Afrin, Merck Nasivin, Merck
Theraflu	tablets and syrups	cold and flu relief	Russia, Poland, Ukraine, US	Tylenol Cold & Flu, Johnson & Johnson Mucinex, Reckitt Benckiser Lemsip, Reckitt Benckiser
Flonase Flixanase Flixonase Piriteze	nasal spray	allergy relief	China, Ireland, UK, US	Claritin, Bayer Rhinocort, Astra Zeneca Nasacort, Sanofi
ENO	effervescent	immediate relief antacid	global (except US)	Estomazil, Hypermarca Gelusil, Pfizer
Tums	chewable tablets	immediate relief antacid	US	Alka-Seltzer, Bayer Gaviscon, Reckitt Benckiser Rolaids, Sanofi
Nicorette (US), NicoDerm, Nicotinell (ex. Australia)	lozenges, gum and trans-dermal patches	treatment of nicotine withdrawal as an aid to smoking reduction and cessation	global	Nicorette, Johnson & Johnson NiQuitin, Perrigo
Oral health
Sensodyne, Pronamel	toothpastes, toothbrushes, mouth rinse	relief of dentinal hypersensitivity. Pronamel additionally protects against acid erosion	global	Colgate Sensitive Pro-Relief, Colgate-Palmolive Elmex, Colgate-Palmolive Oral B, Procter & Gamble
Parodontax/Corsodyl	toothpaste, medicated mouthwash, gel and spray	helps prevent bleeding gums, treats and prevents gingivitis	Germany, Ireland Italy, United Kingdom	Colgate Total Gum Health, Colgate-Palmolive Yunnan Baiyao, State Enterprise (China)
Polident, Poligrip, Corega	denture adhesive, denture cleanser	improve retention and comfort of dentures, cleans dentures	global	Fixodent and Kukident, Procter & Gamble, Steradent, Reckitt Benckiser
Aquafresh	toothpastes, toothbrushes mouthwashes	aids prevention of dental cavities, maintains healthy teeth, gums and fresh breath	global	Colgate, Colgate-Palmolive Crest, Procter & Gamble Oral-B, Procter & Gamble
Skin health
Zovirax Abreva	topical cream and non-medicated patch	lip care to treat and prevent the onset of cold sores	global	Compeed, Johnson & Johnson Carmex, Carma Labs Blistex, Blistex Incorporated retail own label
Nutrition
Horlicks	malted drinks and foods	nutritional beverages & food	Indian sub-continent, United Kingdom, Ireland	Bournvita, Mondelez Complan, Heinz

230  GSK Annual Report 2015

Principal risks and uncertainties Risk factors

The principal risks discussed below are the risks and uncertainties relevant to our business, financial condition and results of operations that may affect our performance and ability to achieve our objectives. The factors below are those that we believe could cause our actual results to differ materially from expected and historical results.

We must adapt to and comply with a broad range of laws and regulations. These requirements apply to research and development, manufacturing, testing, approval, distribution, sales and marketing of Pharmaceutical, Vaccine and Consumer Healthcare products, and affect not only the cost of product development but also the time required to reach the market and the likelihood of doing so successfully.

Moreover, as rules and regulations change, and governmental interpretation of those rules and regulations evolves, the nature of a particular risk may change. Changes to certain regulatory regimes may be substantial. Any change in, and any failure to comply with, applicable law and regulation could materially and adversely affect our financial results.

Similarly, our business exposes us to litigation and government investigations, including but not limited to product liability litigation, patent and antitrust litigation and sales and marketing litigation. Litigation and government investigations, including related provisions we may make for unfavourable outcomes and increases in related costs such as insurance premiums, could materially and adversely affect our financial results.

More detail on the status and various uncertainties involved in our significant unresolved disputes and potential litigation is set out in Note 45, ‘Legal proceedings,’ on pages 206 to 210.

UK regulations require a discussion of the mitigating activities a company takes to address principal risks and uncertainties. A summary of the activities that the Group takes to manage each of our principal risks accompanies the description of each principal risk below. The principal risk factors and uncertainties are not listed in order of significance.

Patient safety

Risk definition

Failure to appropriately collect, review, follow up, or report adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Risk impact

The impact of this risk is potentially to compromise our ability to conduct robust safety signal detection and interpretation and to ensure that appropriate decisions are taken with respect to the risk/benefit profile of our products, including the completeness and accuracy of product labels and the pursuit of additional studies/analyses, as appropriate. This could lead to potential harm to patients, reputational damage, product liability claims or other litigation, governmental investigation, regulatory action such as fines, penalties or loss of product authorisation.

Context

Pre-clinical and clinical trials are conducted during the development of investigational Pharmaceutical, Vaccine and Consumer Healthcare Products to determine the safety and efficacy of the products for use by humans. Notwithstanding the efforts we make to determine the safety of our products through appropriate pre-clinical and clinical trials, unanticipated side effects may become evident only when products are widely introduced into the marketplace. Questions may be raised not only by our ongoing safety surveillance and post-marketing studies but also by governmental agencies and third-parties that may analyse publicly available clinical trial results.

The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve significant claims for damages related to our products. Litigation, particularly in the US, is inherently unpredictable. Class actions that seek to sweep together all persons who were prescribed our products increase the potential liability. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open-ended exposure and thus, could materially and adversely affect the Group’s financial results.

Mitigating activities

The Chief Medical Officer (CMO) is responsible for medical governance for the Group under a global policy. Under that policy, safeguarding human subjects in our clinical trials and patients who take our products is of paramount importance, and the CMO has the authoritative role for evaluating and addressing matters of human safety.

Individual Medical Officers and the Group’s substantial Global Safety and Pharmacovigilance organisation keep track of any adverse issues reported for our products during the course of clinical studies.

Once a Group product is approved for marketing, the Group has an extensive post-marketing surveillance and signal detection system. Information on possible side effects of medicines is received from several sources including unsolicited reports from health professionals and patients, regulatory authorities, medical and scientific literature and the media. It is our policy that employees are required to report immediately any issues relating to the safety or quality of our products. Each of our country managers is responsible for monitoring, exception tracking and training that helps assure the collection of safety information and reporting the information to the relevant central safety department, in accordance with Group policy and legal requirements.

Information that changes the benefit/risk profile of one of the Group’s medicines will result in certain actions to characterise, communicate and minimise the risk. Proposed actions are discussed with regulatory authorities and can include modifying the prescribing information, communications to physicians and other healthcare providers, restrictions on product prescribing/availability to help assure safe use, and sometimes carrying out further clinical trials. In certain cases, it may be appropriate to stop clinical trials or to withdraw the medicine from the market. The Group’s Global Safety Board (GSB), comprising senior physicians and representatives of supporting functions, is an integral component of the system. The GSB (including subsidiary boards dedicated to Consumer Healthcare Products and Vaccines) reviews the safety of investigational and marketed products across the Group and has the authority to stop a clinical trial if continued conduct of such trial is not ethically or scientifically justified in light of information that has emerged since the start of the trial.

In addition to the medical governance framework within the Group as described above, the Group uses several mechanisms to foster the early evaluation, mitigation, and resolution of disputes as they arise and of potential claims even before they arise. The goal of the programmes is to create a culture of early identification and evaluation of risks and claims (actual or potential), in order to minimise liability and litigation.

GSK Annual Report 2015 231

Principal risks and uncertainties Risk factors – continued

Intellectual property

Risk definition

Failure to appropriately secure and protect intellectual property rights.

Risk impact

Any failure to obtain or subsequent loss of patent protection, including reducing the availability or scope of patent rights or compulsory licensing (in which a government forces a manufacturer to license its patents for specific products to a competitor), could materially and adversely affect our financial results in those markets. Absence of adequate patent or data exclusivity protection could limit the opportunity to rely on such markets for future sales growth for our products, which could also materially and adversely affect our financial results.

Context

As an innovative Pharmaceutical, Vaccine and Consumer Healthcare Products company, we seek to obtain appropriate intellectual property protection for our products. Our ability to obtain and enforce patents and other proprietary rights with regard to our products is critical to our business strategy and success. Pharmaceutical and Vaccine products are usually only protected from being copied by generic manufacturers during the period of exclusivity provided by an issued patent or related intellectual property rights such as Regulatory Data Protection or Orphan Drug status. Following expiration of certain intellectual property rights, a generic manufacturer may lawfully produce a generic version of the product.

We operate in markets where intellectual property laws and patent offices are still developing and where governments may be unwilling to grant or enforce intellectual property rights in a fashion similar to more developed regions such as the EU, Japan and the US. Some developing countries have limited, or threatened to limit, effective patent protection for pharmaceutical products in order to facilitate early competition within their markets from generic manufacturers.

We face competition from manufacturers of proprietary and generic pharmaceutical products in all of our major markets. Introduction of generic products, particularly in the US where we have our highest turnover and margins, typically leads to a rapid and dramatic loss of sales and reduces our revenues and margins for our proprietary products.

We depend on certain key products for a significant portion of our sales. One such product is our respiratory pharmaceutical product Seretide/Advair which accounts for significant Group sales worldwide. The timing and impact of entry in the US for a generic product containing the same combination of active substances as Seretide/Advair is uncertain. The US patent for compositions containing the combination of active substances in Seretide/Advair expired during 2010 although the US patent on a component of the Advair Diskus device continues until August 2016. Generic products containing the same combination of active substances as Seretide/Advair (in both metered dose inhalers and dry powder inhalers) have been launched by several manufacturers in a number of European markets. The timing and impact of entry in the US and major markets in Europe for a ‘follow-on’ product to Seretide/Advair is uncertain.

Generic drug manufacturers have also exhibited a readiness to market generic versions of many of our most important products prior to the expiration of our patents. Their efforts may involve challenges to the validity or enforceability of a patent or assertions that their generic product does not infringe our patents. As a result, we are and may continue to be involved in legal proceedings involving patent challenges, which may materially and adversely affect our financial results. Moreover, in the US, it has become increasingly common for patent infringement actions to prompt claims that anti-trust laws have been violated during the prosecution of the patent or during litigation involving the defence of that patent. Such claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Similarly, anti-trust claims may be brought by government entities or private parties following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of anti-trust laws. A successful anti-trust claim by a private party or government entity could materially and adversely affect our financial results.

The expiration dates for patents for our major products which may affect the dates on which generic versions of our products may be introduced are set out on pages 228 to 229. Legal proceedings involving patent challenges are set out in Note 45 to the financial statements, ‘Legal proceedings’.

Mitigating activities

Our Global Patents group focuses on securing and protecting our patent rights. This global group maintains internal processes designed to seek to ensure successful procurement, enforcement and defence of our patents with the goal of maintaining exclusive rights in markets for our products.

The Global Patents group monitors new developments in international patent law to seek to ensure appropriate protection of our assets. Sometimes acting through trade associations, we work with local governments to seek to secure effective and balanced intellectual property protection designed to meet the needs of patients and payers while supporting long-term investment in innovation.

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Product quality

Risk definition

Failure to comply with current Good Manufacturing Practices (cGMP) or inadequate controls and governance of quality in the supply chain covering supplier standards, manufacturing and distribution of products.

Risk impact

A failure to ensure product quality could have far reaching implications in terms of patient and consumer safety resulting in product launch delays, supply interruptions and product recalls which would have the potential to do damage to our reputation. Associated regulatory, legal, and financial consequences could materially and adversely affect our reputation and financial results.

Context

Patients, consumers and healthcare professionals trust the quality of our products. A failure to ensure product quality is an enterprise risk which is applicable across all of our business activities. Product quality may be influenced by many factors including product and process understanding, consistency of manufacturing components, compliance with GMP, accuracy of labelling, reliability of the external supply chain, and the embodiment of an overarching quality culture. The internal and external environment continues to evolve as new products, new markets and new legislation are introduced, with increasing scrutiny of supply continuity, a focus on improved distribution practice and the introduction of novel cell and gene based therapies. Review of inspections conducted across the industry by national regulatory authorities during 2015 highlighted an ongoing focus on data integrity, contamination prevention and the rigour of quality investigations including the robustness of decision making and the timely escalation of pertinent issues to regulatory authorities.

Mitigating activities

We have developed and implemented a single Pharmaceutical Quality System (PQS) that defines the quality standards and systems for our businesses associated with Pharmaceuticals, Vaccines and Consumer Healthcare products and clinical trial materials. This system has a broad scope and is applicable throughout the lifecycle of products from R&D to mature commercial supply.

There is no single external global quality standard or system which governs the lifecycle of medicinal products and requirements are often complex and fragmented across national and regional boundaries. The ICH guideline Q10: Pharmaceutical Quality Systems provides a model for a comprehensive quality framework which takes into account international quality concepts and is designed to be implemented through the product lifecycle. This framework has been adopted by GSK and is augmented with a consolidation of multiple regulatory requirements from across the world in order to seek to ensure that the GSK PQS meets external expectations for Product Quality in the markets supplied. The PQS is regularly updated to seek to ensure it keeps pace with external regulatory changes, and reflects both operational improvements and new scientific understanding to support the delivery of consistent and reliable products.

An extensive global network of quality and compliance professionals is aligned with each business unit to provide oversight and assist with the delivery of quality performance and operational compliance, from site level to senior management level. Management oversight of those activities is accomplished through a hierarchy of Quality Councils and through an independent Chief Product Quality Officer and Global Product Quality Office.

GSK has implemented a risk-based approach to assessing and managing our third-party suppliers that provide materials used in finished products. Contract manufacturers making our products are expected to comply with standards identified by GSK and are audited to help provide assurance that expected standards are met.

All staff members are regularly trained to seek to ensure that cGMP standards and behaviours based on our GSK values are followed. Additionally, advocacy and communication programmes are routinely deployed to seek to ensure consistent messages are conveyed across GSK, whether they originate from changes in regulation or learnings from inspections or regulatory submissions. There is a continued emphasis on the value of quality performance metrics to facilitate improvement and foster a culture of ‘right first time’.

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Principal risks and uncertainties Risk factors – continued

Financial control and reporting

Risk definition

Failure to comply with current tax law or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation; failure to maintain adequate governance and oversight over third-party relationships.

Risk impact

Non-compliance with existing or new financial reporting and disclosure requirements, or changes to the recognition of income and expenses, could expose us to litigation and regulatory action and could materially and adversely affect our financial results. Changes in tax laws or in their application with respect to matters such as transfer pricing, foreign dividends, controlled companies, R&D tax credits, taxation of intellectual property or a restriction in tax relief allowed on the interest on intra-group debt, could impact our effective tax rate. Significant losses may arise from inconsistent application of treasury policies, transactional or settlement errors, or counterparty defaults. Any changes in the substance or application of the governing tax laws, failure to comply with such tax laws or significant losses due to treasury activities could materially and adversely affect our financial results.

Failure to adequately manage third-party relationships could result in business interruption and exposure to risk ranging from sub-optimal contractual terms and conditions, to severe business sanctions and/or significant reputational damage. Any of these consequences could materially and adversely affect our business operations and financial results.

Context

The Group is required by the laws of various jurisdictions to disclose publicly its financial results and events that could materially affect the financial results of the Group. Regulators routinely review the financial statements of listed companies for compliance with new, revised or existing accounting and regulatory requirements. The Group believes that it complies with the appropriate regulatory requirements concerning our financial statements and disclosure of material information including any transactions relating to business restructuring such as acquisitions and divestitures. However, should we be subject to an investigation into potential non-compliance with accounting and disclosure requirements, this may lead to restatements of previously reported results and significant penalties.

Our Treasury group deals in high value transactions, mostly foreign exchange and cash management transactions, on a daily basis.

The Group’s effective tax rate reflects rates of tax in the jurisdictions in which the Group operates that are both higher and lower than the UK rate and take into account regimes that encourage innovation and investment in science by providing tax incentives which, if changed, could affect the Group’s tax rate.

The tax charge included in our financial statements is our best estimate of tax liability pending audits by tax authorities. The worldwide nature of our operations and cross-border supply routes can be complex and can lead to questions on tax audit.

There continues to be a significant international focus on tax reform, including the OECD’s ‘BEPS’ project and European Commission initiatives such as the proposed ‘anti-BEPS’ Directive and the increased use of fiscal state aid investigations. Together with domestic initiatives around the world, these may result in significant changes to established tax principals and an increase in tax authority disputes. These, regardless of their merit or outcomes, can be costly, divert management attention and may adversely impact our reputation.

Third parties are critical to our business delivery and are an integral part of the solution to improve our productivity, quality, service and innovation. We rely on third-parties, including suppliers, distributors, individual contractors, licensees, and other pharmaceutical and biotechnology collaboration partners for discovery, manufacture, and marketing of our products and important business processes.

Third party business relationships present a material risk. For example, we share critical and sensitive information such as marketing plans, clinical data, and employee data with specific third parties who are conducting the relevant outsourced business operations. Inadequate protection or misuse of this information by third parties could have significant business impact. Similarly, we use distributors and agents in a range of activities such as promotion and tendering which have inherent risks such as inappropriate promotion or corruption. Insufficient internal compliance and controls by the distributors could affect our reputation. These risks are further increased by the complexities of working with large numbers of third parties.

Mitigating activities

The Group maintains a control environment designed to identify material errors in financial reporting and disclosure. The design and operating effectiveness of key financial reporting controls are regularly tested by management and via independent business monitoring. This provides us with the assurance that controls over key financial reporting and disclosure processes have operated effectively.

We keep up-to-date with the latest developments in financial reporting requirements by working with our external auditors and legal advisors.

There is shared accountability for financial results across our businesses. Financial results are reviewed and approved by regional management and then reviewed with the Financial Controller and the Chief Financial Officer (CFO). This allows our Financial Controller and our CFO to assess the evolution of the business over time, and to evaluate performance to plan. Significant judgments are reviewed and confirmed by senior management. Business reorganisations and newly acquired activities such as Novartis acquired businesses and Oncology divestitures are integrated into risk assessments and appropriate controls and reviews have been applied.

We introduced additional resources and monitoring to ensure that robust financial controls were maintained during 2015, effectively managing risks while the initial phase of integrating the former Novartis’ businesses into our control and reporting framework were implemented, and the ongoing transformation and upgrade to our financial systems and processes continued. Additional risk mitigation was introduced by amending the programme timelines of the ongoing system upgrades.

The Group maintains a Disclosure Committee reporting to the Board, which reviews the Group’s quarterly results and Annual Report and determines throughout the year, in consultation with its legal advisors, whether it is necessary to disclose publicly information about the Group through Stock Exchange announcements.

The Treasury Management Group (TMG) meets on a regular basis to seek to ensure that liquidity, interest rate, foreign currency transaction and foreign currency translation risks are all managed in line with the conservative approach as detailed in the associated risk strategies and policies which have been adopted by the Board.

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Financial control and reporting continued

Oversight of Treasury’s role in managing counterparty risk in line with agreed policy is performed by a Corporate Compliance Officer (CCO), who operates independently of Treasury.

Further details on mitigation of Treasury Risks can be found on page 192, Note 41, ‘Financial instruments and related disclosures’.

Tax risk is managed by a set of policies and procedures to seek to ensure consistency and compliance with tax legislation.

We seek to maintain open, positive relationships with governments and tax authorities worldwide. We monitor government debate on tax policy in our key jurisdictions to deal proactively with any potential future changes in tax law. We engage advisors and legal counsel to review tax legislation and the implications for our business. Where relevant we are active in providing relevant business input to tax policy makers.

A centralised team of dedicated specialists are responsible for managing transactional tax reporting and compliance.

We submit tax returns according to statutory time limits and engage with tax authorities to seek to ensure our tax affairs are current, entering into arrangements such as Continuous Audit Programmes and Advance Pricing Agreements to provide long-term certainty over tax treatment where appropriate. In exceptional cases where matters cannot be settled by agreement with tax authorities, we may have to resolve disputes through formal appeals or other proceedings.

Each business unit leadership team retains ultimate accountability for managing third party interactions and risks. When working with third parties, all GSK employees are expected to manage external interactions and commitments responsibly. This expectation is embedded in our values and code of conduct. It is our responsibility that all activities are performed safely and in compliance with applicable laws and GSK’s values, standards and code of conduct.

To seek to guide and enforce our global principles for interactions with third parties we have in place a policy framework applicable to buying goods and services, managing our external spend, paying and working with our third parties. This policy framework applies to all employees and complementary workers worldwide. The framework is complemented by technical and local standards designed to seek to ensure alignment with the nature of third party interactions, such as good manufacturing practice and adherence to local laws and regulations. Independent business monitoring of key financial and operational controls is in place and is supplemented by periodic checks from the company’s independent Audit & Assurance function.

Continuous monitoring and performance of third parties is enhanced through a Third Party Oversight team in the Global Ethics and Compliance organisation. This team commenced implementation of a global programme that takes an enterprise view of third party related risks, the programme is strengthening risk assessment and due diligence efforts on third parties and improving the overall management of our third party risks through the lifecycle of the third party engagement. Oversight for the programme is provided by the newly created global risk office within GSK’s Global Ethics and Compliance group.

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Principal risks and uncertainties Risk factors – continued

Anti-Bribery and Corruption

Risk definition

Failure to prevent GSK employees and third parties not complying with our ABAC principles and standards, as well as with all applicable legislation.

Risk impact

Failure to mitigate this risk could expose the Group and associated persons to governmental investigation, regulatory action and civil and criminal liability, as well as damage the Group’s reputation, shareholder value, and our licence to operate in particular jurisdictions, all of which could materially and adversely affect our financial results.

Context

We are exposed to bribery and corruption risk through our global business operations. In some markets, the government structure and the rule of law are less developed, and this has a bearing on our bribery and corruption risk exposure. In addition to the global nature of our business, the healthcare sector is highly competitive and subject to regulation. This increases the instances where we are exposed to activities and interactions with bribery and corruption risk.

The US and UK authorities are leading extra-territorial ABAC enquiries into certain of the Group’s operations. These investigations are discussed further in Note 45 ‘Legal proceedings’.

Mitigating activities

Our Code of Conduct, values and behaviours and commitment to zero tolerance are integral to how we mitigate this risk. In light of the complexity and geographic breadth of this risk, we constantly enhance our oversight of activities and data, reinforce to our employees and contractors clear expectations regarding acceptable behaviours, and maintain on-going communications between the Group centre headquarters and local markets.

The Group has an enterprise-wide ABAC programme designed to respond to the threat and risk of bribery and corruption. It builds on the Group’s values and existing standards to form a comprehensive and practical approach to compliance, and is flexible to the evolving nature of our business. For example, we scaled our acquisition ABAC due diligence specific to the 2015 Novartis transaction.

Our ABAC programme is supported by: top-level commitment from the Group Board of Directors and leadership throughout the business; ongoing risk assessment; a global ABAC policy; and written standards that address commercial and other practices that give rise to ABAC risk; due diligence of high risk third parties; ongoing training and communications; a confidential reporting line; monitoring of compliance and an investigations team. In addition, the programme mandates enhanced controls over interactions with government officials and when undertaking business development transactions. Programme governance is provided by the Group’s ABAC Governance Board which includes representation from key functional areas and business units.

Additionally, we have a dedicated ABAC team responsible for the implementation and evolution of the programme in response to developments in the internal and external environment. This is complemented with ABAC investigations, ABAC Audit and Independent Business Monitoring teams which have separate reporting lines.

We continually benchmark our ABAC programme against other large multi-national companies and use external expertise to review and help improve elements of our ABAC programme. As a result of the China and other country investigations, the Group has increased resources in both its centrally located ABAC team as well as regional ABAC teams. During 2015, we also completed an ABAC review and reduced our presence in a number of high-risk markets.

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Commercialisation

Risk definition

Failure to execute business strategies, or manage competitive opportunities or threats effectively and in accordance with the letter and spirit of legal, industry or company requirements.

Risk impact

Failure to manage risks related to commercialisation could materially and adversely affect our ability to grow a diversified global business and deliver more products of value.

Failure to comply with applicable laws, rules and regulations may result in governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs. Failure to provide accurate and complete information related to our products may result in incomplete awareness of the benefit:risk profile of our products and possibly suboptimal treatment of patients and consumers. Any of these consequences could materially and adversely affect the Group. Any practices that are found to be misaligned with our values could also result in reputational damage and dilute trust established with key stakeholders.

Context

We operate on a global basis in an industry that is both highly competitive and highly regulated. Our competitors may make significant product innovations and technical advances and may intensify price competition. In light of this competitive environment, continued development of commercially viable new products and the development of additional uses for existing products are critical to achieve our strategic objectives.

Developing new pharmaceutical, vaccine and consumer healthcare products is a costly, lengthy and uncertain process, however, and a product candidate may fail at any stage, including after significant Group economic and human resources have been invested. Our competitors’ products or pricing strategies or any failure on our part to develop commercially successful products, or to develop additional uses for existing products, could materially and adversely affect our ability to achieve our strategic objectives.

We are committed to the ethical and responsible commercialisation of our products to support our mission to improve the quality of human life by enabling people to do more, feel better, and live longer. To accomplish this mission, we engage the healthcare community in various ways to provide important information about our medicines.

Promotion of approved products seeks to ensure that HCPs globally have access to information they need, that patients and consumers have access to the products they need and that products are prescribed, recommended or used in a manner that provides the maximum healthcare benefit to patients and consumers. We are committed to communicating information related to our approved products in a responsible, legal, and ethical manner.

At times, researchers, HCPs, healthcare organisations (HCOs) and other external experts that we engage may be compensated for services and expertise provided. However, payments must not be excessive and must never be or be perceived to be an inducement or reward for prescribing or recommending our products. Consistent with our ABAC policies, they also must comply with a market’s ABAC laws if the recipient of any payment is a government official.

In 2012, we paid $3 billion (£1.9 billion) to resolve government investigations in the US focused in large part on promotional practices and in 2014 we paid RMB 3 billion (£301 million), to resolve a government investigation in China focused on offering money or property to non-government personnel in order to obtain improper commercial gains.

Mitigating activities

Our strategic objectives are designed to ensure the Group achieves its mission of helping people do more, feel better and live longer. The Group continues to transform by strengthening our presence in key emerging markets, restructuring R&D, simplifying core business operations and reducing our manufacturing footprint. Our recent transaction with Novartis has helped further accelerate this pace of change, while strengthening our three core businesses: Pharmaceuticals, Vaccines and Consumer Healthcare.

These changes are allowing us to be more global and more relevant to the needs of the world. Our aim is to reach as many patients and consumers as we can, improving their health and wellbeing through the use of our products. How we deliver this goal is just as important as what we achieve. Our values provide a guide for how we lead and make decisions. We constantly strive to do the right thing and deliver quality products, seeking to ensure our behaviours reflect our values and the mission of our company.

The Corporate Executive Team has set out their shared objectives which describe the most important priorities we need to deliver across the Group and a set of enterprise-wide projects which are critical to achieving these objectives. The strategic objectives are cascaded throughout the Group to ensure enterprise-wide alignment. Processes are in place to regularly review achievement towards these objectives.

We have taken action at all levels of the Group to enhance and improve standards and procedures for promotional interactions, based on our values of transparency, respect, integrity and patient focus. We have policies and standards governing promotional activities undertaken by the Group or on its behalf. All of these activities we conduct worldwide must conform to high ethical, regulatory, and industry standards. Where local standards differ from global standards, the more stringent of the two applies.

The Group has harmonised policies and procedures to guide above country Commercial Practices processes as well as clarified applicable standards when engaging in the markets. Commercial Practices activities have oversight from both business unit Risk Management and Compliance Boards (RMCBs) and Country Executive Boards (CEBs) that manage risks across in-country business activities.

All promotional materials and activities must be reviewed and approved according to the Group’s policies and standards, and conducted in accordance with local laws and regulations, to seek to ensure that these materials and activities fairly represent the products or services of the Group. When necessary, we have disciplined (up to and including termination) employees who have engaged in misconduct and have broadened our ability to claw back remuneration from senior management in the event of misconduct.

In 2015, GSK also implemented globally changes already made in the US to the compensation model for sales professionals and their managers who interact with HCPs. The changes eliminate rewards based on sales or market shares in individuals’ territories in favour of rewards based on the quality of the individuals’ interactions with healthcare professionals. Starting in 2016, GSK will implement its prior commitment to stop paying HCPs to deliver promotional presentations for GSK or directly to sponsor their travel to medical educational conferences.

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Principal risks and uncertainties Risk factors – continued

Research practices

Risk definition

Failure adequately to conduct ethical and sound preclinical and clinical research. In addition, failure to engage in scientific activities that are consistent with the letter and spirit of the law, industry, or the Group’s requirements.

Risk impact

The impacts of the risk include harm to patients, reputational damage, failure to obtain the necessary regulatory approvals for our products, governmental investigation, legal proceedings brought against the Group by governmental and private plaintiffs (product liability suits and claims for damages), and regulatory action such as fines, penalties or loss of product authorisation. Any of these consequences could materially and adversely affect our financial results.

Context

Research relating to animals can raise ethical concerns. While we attempt to proactively address this, animal studies remain a vital part of our research. In many cases, they are the only method that can be used to investigate the effects of a potential new medicine in a living body before it is tested in humans, and they are generally mandated by regulators and ethically imperative. Animal research can provide critical information about the causes of diseases and how they develop. Some countries require additional animal testing even when medicines have been approved for use elsewhere.

Clinical trials in healthy volunteers and patients are used to assess and demonstrate an investigational product’s efficacy and safety or further evaluate the product once it has been approved for marketing. We also work with human biological samples. These samples are fundamental to the discovery, development and safety monitoring of our products.

The integrity of our data is essential to success in all stages of the research data lifecycle: design, generation, recording and management, analysis, reporting and storage and retrieval. Our research data is governed by legislation and regulatory requirements.

Research data and supporting documents are core components at various stages of pipeline progression decision-making and also form the content of regulatory submissions. Poor data integrity can compromise our research efforts.

There are innate complexities and interdependencies required for regulatory filings, particularly given our global research and development footprint. Rapid changes in submission requirements in developing countries continue to increase the complexity of worldwide product registration.

Scientific Engagement (SE) is an essential part of scientific discourse defined as the interaction and exchange of information between GSK and external communities in order to advance scientific and medical understanding, including the appropriate development and use of our products. Such non-promotional engagement with external stakeholder groups is vital to GSK’s mission and necessary for scientific and medical advance.

The scope of SE activities includes: advisory boards; scientific consultancies; pre-planned informal discussions with Healthcare Professionals (HCP); sharing medical information; publications (including abstracts to congresses); scientific interactions with payers, patients, governments and the media; and support for Independent Medical Education. Non-independent educational activities are covered by Commercial Practices (CP).

SE activities are essential but present legal, regulatory, and reputational risk if the sharing of data, invited media coverage or payments for service providers has, or is perceived to have, inappropriate promotional intent. The risks are particularly high where HCP engagement and associated Financial and/or Transfer of Value disclosures are required by GSK.

Mitigating activities

We established an Office of Animal Welfare, Ethics and Strategy (OAWES), led by the Chief of Animal Welfare, Ethics and Strategy, to seek to ensure the humane and responsible care of animals and increase the knowledge and application of non-animal alternatives for the Group. OAWES embeds a framework of animal welfare governance, promotes application of 3Rs (replacement, refinement and reduction of animals in research), explores opportunities for cross-industry data sharing, and conducts quality assessments.

We report the results of our human subject research for our medicines and vaccines on our publicly accessible clinical study register website, on government-required repositories, and we submit human research results as manuscripts for publication in peer reviewed scientific journals. During 2015, we disclosed over 450 Clinical Study Reports of marketed and terminated medicines (once the research results were published in the scientific literature) on our register, bringing the total reports available to over 550. By the end of 2015, we listed over 1,700 clinical trials on the GSK online system, www.clinicalstudydatarequest.com, and have completed our commitment to list completed global studies conducted since the formation of GSK in 2000. The online system allows researchers to request access to anonymised patient-level data from the Group’s clinical trials after the medicine has been approved or terminated and the trial has been published.

We have a Global Human Biological Samples Management (HBSM) governance framework in place to oversee the ethical and lawful acquisition and management of human biological samples. Our global HBSM network champions HBSM activities and provides an experienced group to support internal Sample Custodians on best practice.

It remains an important priority to enhance our data integrity controls. During 2015 we began work on a new written standard to seek to ensure the integrity of our data across Research and Development (R&D). A Data Integrity Committee was in place throughout the year to provide oversight and a Data Integrity Quality Assurance team began conducting assessments intended to provide independent business monitoring of our internal controls for R&D activities.

The Chief Regulatory Officer oversees the activities of the Regulatory Governance Board which includes promoting compliance with regulatory requirements and Group-wide standards, making regulatory services more efficient and agile, and further aligning regulatory capabilities with our international business needs at the enterprise and local levels.

The Group strictly prohibits promotional practices prior to marketing authorisation, and care is taken to seek to ensure that Scientific Engagement activity is not perceived to be promotional.

Specific accountability and authorisation for Scientific Engagement resides within the Medical Governance framework that is overseen by the Medical Governance Executive Committee (MGEC), accountable to the Chief Medical Officer. MGEC is responsible for oversight of applicable Policies and seeking to ensure the highest level of integrity and continuous development of Scientific Engagement at GSK. This framework seeks to ensure the right level of accountability and clear programme guidance above country across R&D business units and in Local Operating Companies (LOC).

The Group takes an integrated approach to managing both Scientific Engagement and Commercial Practices related risks, including a combined guidance document for Promotional Code and Scientific Engagement standards. In this way, those considerations and risks that are common to both Scientific Engagement and Commercial Practices such as ABAC and Healthcare Professionals (HCP) engagements are managed in the right context and in one place to seek to ensure clarity and clear lines of accountability.

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Environment, health and safety and sustainability

Risk definition

Failure to manage EHSS risks in line with our objectives and policies and with relevant laws and regulations.

Risk impact

Failure to manage EHSS risks could lead to significant harm to people, the environment and communities in which we operate, fines, failure to meet stakeholder expectations and regulatory requirements, litigation or regulatory action, and damage to the Group’s reputation and could materially and adversely affect our financial results.

Context

The Group is subject to health, safety and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment and the communities in which we operate as well as potential obligations to remediate contaminated sites. We have also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to our use or ownership of such sites. Failure to manage these environmental risks properly could result in litigation, regulatory action and additional remedial costs that may materially and adversely affect our financial results. See Note 45 to the financial statements, ‘Legal proceedings’, for a discussion of the environmental related proceedings in which we are involved. We routinely accrue amounts related to our liabilities for such matters.

Mitigating activities

The Corporate Executive Team is responsible for EHSS governance for the Group under a global policy. Under that policy, the CET seeks to ensure there is a control framework in place to manage the risks, impacts and legal compliance issues that relate to EHSS and for assigning responsibility to senior managers for providing and maintaining those controls. Individual managers seek to ensure that the EHSS control framework is effective and well implemented in their respective business area and that it is fully compliant with all applicable laws and regulations, adequately resourced, maintained, communicated, and monitored. Additionally, each employee is personally responsible for ensuring that all applicable local standard operating procedures are followed and expected to take responsibility for EHSS matters.

Our risk-based, proactive approach is articulated in our refreshed Global EHS Standards which support our EHSS policy and objective to discover, develop, manufacture, supply and sell our products without harming people or the environment. In addition to the design and provision of safe facilities, plant and equipment, we operate rigorous procedures that help us eliminate hazards where practicable and protect employees’ health and well-being.

Through our continuing efforts to improve environmental sustainability we have reduced our value chain carbon intensity per pack, water consumption and waste generation. We actively manage our environmental remediation obligations and seek to ensure practices are environmentally sustainable and compliant.

Our EHSS performance results are shared with the public each year in our Responsible Business Supplement.

Information protection

Risk definition

Failure to protect and maintain access to critical or sensitive computer systems or information.

Risk impact

Failure to adequately protect critical and sensitive systems and information may result in loss of commercial or strategic advantage, damage to our reputation, litigation, or other business disruption including regulatory sanction, which could materially and adversely affect our financial results.

Context

We rely on critical and sensitive systems and data, such as corporate strategic plans, sensitive personally identifiable information, intellectual property, manufacturing systems and trade secrets. There is the potential that malicious or careless actions expose our computer systems or information to misuse or unauthorised disclosure.

Several GSK employees were indicted for theft of GSK research information. While the charges against the individuals are concerning, based on what we know, we do not believe this breach has had any material impact on the company’s R&D activity or ongoing business. GSK is conducting a full internal review into what occurred, and planning to continue to enhance the multiple layers of data protection that we already have in place.

Mitigating activities

The Group has a global information protection policy that is supported through a dedicated programme of activity. To increase our focus on information security, the Group established the Information Protection & Privacy function to provide strategy, direction, and oversight while enhancing our global information security capabilities.

We assess changes in our information protection risk environment through briefings by government agencies, subscription to commercial threat intelligence services and knowledge sharing with other Pharmaceutical and cross-industry companies.

We aim to use industry best practices as part of our information security policies, processes and technologies and invest in strategies that are commensurate with the changing nature of the security threat landscape.

We are also subject to various laws that govern the processing of Personally Identifiable Information (Pll). the Group’s Binding Corporate Rules (BCRs) have been approved by the UK Information Commissioner’s Office for human resource and research activities data. BCRs have been signed by 23 European states allowing us transfer PII internationally between the Group’s entities without individual privacy agreements in each European Union country.

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Principal risks and uncertainties Risk factors – continued

Crisis and continuity management

Risk definition

Failure to deliver a continuous supply of compliant finished product; inability to recover and sustain critical operations, including key supply chains, following a disruption, or to respond to a crisis incident, in a timely manner.

Risk impact

We recognise that failure to supply of our products can adversely impact consumers and patients who rely on them. A material interruption of supply or exclusion from healthcare programmes could expose us to litigation or regulatory action, incurring of fines or disgorgement and materially and adversely affect the Group’s financial results. The Group’s international operations, and those of its partners, maintain a vast global footprint also expose our workforce, facilities, operations and information technology to potential disruption resulting from a natural event (e.g. storm or earthquake), a man-made event (e.g. civil unrest, terrorism), or a global emergency (e.g. Ebola outbreak, Flu pandemic). It is important for GSK to have robust crisis management and recovery plans in place to manage such events.

Context

Our supply chain operations are subject to review and approval by various regulatory agencies that effectively provide our licence to operate. Failure by our manufacturing and distribution facilities or by suppliers of key services and materials could lead to litigation or regulatory action such as product recalls and seizures, interruption of supply, delays in the approval of new products, and suspension of manufacturing operations pending resolution of manufacturing or logistics issues.

Materials and services provided by third-party suppliers are necessary for the commercial production of our products, including active pharmaceutical ingredients (API), antigens, intermediates, commodities and components necessary for the manufacture and packaging of many of our Pharmaceutical, Vaccine and Consumer Healthcare products. Some of the third-party services procured, such as services provided by contract manufacturing organisations and clinical research organisations to support development of key products, are important to ensure continuous operation of our businesses. Although we undertake business continuity planning, single sourcing of certain components, bulk API, finished products, and services creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites or logistics system.

The failure of a small number of single-source, third-party suppliers or service providers to fulfil their contractual obligations in a timely manner or as a result of regulatory non-compliance or physical disruption of logistics and manufacturing sites may result in delays or service interruptions.

Through effective crisis management and business continuity planning we are committed to providing for the health and safety of our people, minimising damage and impact to the Group, and maintaining functional operations following a natural or man-made disaster, or a public health emergency.

Mitigating activities

Our supply chain model is designed to seek to ensure the supply, quality and security of our products globally. We closely monitor, through the Supply Chain Governance Committees, the inventory status and delivery of our products to seek to ensure that our customers have the medicines, vaccines and products they need.

The improved linkage between commercial forecasting and manufacturing made possible by our Core Commercial Cycle methodology should over time, decrease the risk associated with demand fluctuations impacting our ability to supply or write-offs associated with product exceeding expiry dating. During 2015, each node of the supply chain was optimised to seek to ensure adequate safety stock while balancing working capital associated with the end-to-end supply chain.

Safety stocks and backup supply arrangements for medically-critical and high-revenue products are in place to help mitigate this risk. In addition, the compliance of manufacturing external suppliers is routinely monitored in order to identify and manage supply base risks. Where practical, dependencies on single sources of critical items are removed. Our reliance on single source components has been further reduced for certain key products through qualification of alternative materials that will help improve supply chain robustness. In cases, where dual sourcing is not possible, an inventory strategy has been developed to protect the supply chain from unanticipated disruption.

We continued to implement anti-counterfeit systems such as product serialisation in accordance with emerging supply chain requirements around the world.

CCM governance for the Group is set forth in a global policy. Under that policy, each business unit and functional area head (‘BU’) ensures effective crisis management and business continuity plans are in place that include authorised response and recovery strategies, key areas of responsibility and clear communication routes before a business disruption occurs. Additionally, each BU is represented on a CCM governance board which performs risk oversight and provides vital information to the CCM programme team regarding new threats, acquisitions or significant business or organisational changes.

A dedicated team of CCM experts supports the business. Their responsibilities include: chairing the governance board; coordinating crisis management and business continuity training; facilitating exercises and monitoring to provide for global consistency and alignment; and centrally storing and monitoring updates for plans supporting our critical business processes. These activities help ensure an appropriate level of readiness and response capability is maintained. We also develop and maintain partnerships with external bodies like the Business Continuity Institute and the UN International Strategy for Disaster Risk Reduction which helps improve our business continuity initiatives in disaster prone areas and supports the development of community resilience to disasters.

We continue to evaluate the implications for our business of a possible exit of the United Kingdom from the European Union. While the UK leaving the EU would create uncertainty and potentially add complexity to a wide range of our business activities, we do not currently believe that there would be a material adverse impact on the Group’s results in the longer term.

We continually improve our CCM risk management programme and tools based on learning from plan activations. For example, the Group has implemented a global system that provides GSK leaders with access to the vital information they need to effectively respond to disruptions and for monitoring the status of their preparedness and response capability. We regularly solicit and take recommendations for improvements from many different sources/suppliers charged with the responsibility for assisting in managing GSK’s risks and introduce new tools to improve our CCM practices.

240  GSK Annual Report 2015

Shareholder information

Share capital and control

Details of our issued share capital and the number of shares held in Treasury as at 31 December 2015 can be found in Note 33 to the financial statements, ‘Share capital and share premium account’.

Our Ordinary Shares are listed on the London Stock Exchange and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS). Each ADS represents two Ordinary Shares. For details of listed debt and where it is listed refer to Note 31 to the financial statements, ‘Net debt’.

Holders of Ordinary Shares and ADS are entitled to receive dividends (when declared), the company’s Annual Report, to attend and speak at general meetings of the company, to appoint proxies and to exercise voting rights.

There are no restrictions on the transfer, or limitations on the holding, of Ordinary Shares and ADS and no requirements to obtain approval prior to any transfers. No Ordinary Shares or ADS carry any special rights with regard to control of the company and there are no restrictions on voting rights. Major shareholders have the same voting rights per share as all other shareholders. There are no known arrangements under which financial rights are held by a person other than the holder of the shares and no known agreements on restrictions on share transfers or on voting rights.

Shares acquired through our share schemes and plans rank equally with the other shares in issue and have no special rights. The trustees of our Employee Share Ownership Plan trusts have waived their rights to dividends on shares held by those trusts.

Exchange controls and other limitations affecting security holders

Other than certain economic sanctions, which may be in force from time to time, there are currently no applicable laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the company’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or the company’s Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.

Interests in voting rights

Other than as stated below, as far as we are aware, there are no persons with significant direct or indirect holdings in the company. Information provided to the company pursuant to the Financial Conduct Authority’s (FCA) Disclosure and Transparency Rules (DTRs) is published on a Regulatory Information Service and on the company’s website.

At 10 March 2016, the company had received notifications in accordance with the FCA’s DTRs of the following notifiable interests in the voting rights in the company’s issued share capital:

	No. of shares	*Percentage of issued capital (%)
BlackRock, Inc.	327,190,315	6.72
Legal & General Group Plc	147,931,457	3.04

*	Percentage of Ordinary Shares in issue, excluding Treasury shares.

We have not acquired or disposed of any interests in our own shares during the period under review.

Share buy-back programme

The Board has been authorised to issue and allot Ordinary Shares under Article 9 of the company’s Articles of Association. The power under Article 9 and the authority for the company to make purchases of its own shares are subject to shareholder authorities which are sought on an annual basis at our Annual General Meeting (AGM). Any shares purchased by the company may be cancelled or held as Treasury shares or used for satisfying share options and grants under Group employee share plans.

Our programme covers purchases of shares for cancellation or to be held as Treasury shares, in accordance with the authority renewed by shareholders at the AGM in May 2015, when the company was authorised to purchase a maximum of just over 486 million shares. Details of shares purchased, those cancelled, and those held as Treasury shares are disclosed in Note 33 to the financial statements, ‘Share capital and share premium account’.

In determining specific share repurchase levels, the company considers the development of free cash flow during the year. Given the impact of the sustained strength of Sterling on free cash flow, the company suspended its share repurchase programme during 2014 and no shares were purchased during the financial year ended 2015.

The company confirms that it does not currently intend to make any further market purchases in 2016. The company will review the potential for future share buy-backs during 2017 in line with its usual annual cycle and subject to return and ratings criteria.

Market capitalisation

The market capitalisation, based on shares in issue excluding Treasury shares, of GSK at 31 December 2015 was £66.82 billion.

At that date, GSK was the third largest company by market capitalisation in the FTSE index.

Share price	2015 £	2014 £	2013 £
At 1 January	13.76	16.12	13.35
At 31 December	13.73	13.76	16.12
(Decrease)/increase	(0.2)%	(14.6)%	20.7%
High during the year	16.42	16.91	17.82
Low during the year	12.38	13.24	13.35

The table above sets out the middle market closing prices. The company’s share price decreased by 0.2% in 2015. This compares with a decrease in the FTSE 100 index of 4.9% during the year. The share price on 10 March 2016 was £13.86.

GSK Annual Report 2015 241

Shareholder information continued

Nature of trading market

The following tables set out, for the periods indicated, the high and low middle market closing quotations in pence for the shares on the London Stock Exchange, and the high and low closing prices in US dollars for the ADS on the NYSE.

	Ordinary Shares		ADS
	Pence per share		US dollars per share
	High	Low	High	Low
March 2016*	1415	1370	40.00	39.10
February 2016	1435	1346	42.10	38.50
January 2016	1439	1345	41.29	38.90
December 2015	1392	1280	41.19	39.10
November 2015	1397	1313	43.11	39.87
October 2015	1421	1268	43.53	38.74
September 2015	1339	1238	40.64	37.56
August 2015	1458	1275	45.14	39.41
Quarter ended 31 December 2015	1421	1268	43.53	38.74
Quarter ended 30 September 2015	1458	1238	45.14	37.56
Quarter ended 30 June 2015	1642	1323	48.23	41.65
Quarter ended 31 March 2015	1635	1357	48.81	41.68
Quarter ended 31 December 2014	1502	1324	47.14	41.30
Quarter ended 30 September 2014	1583	1377	54.52	45.97
Quarter ended 30 June 2014	1666	1543	56.39	51.55
Quarter ended 31 March 2014	1691	1554	56.66	50.90
Year ended 31 December 2015	1642	1238	48.81	37.56
Year ended 31 December 2014	1691	1324	56.66	41.30
Year ended 31 December 2013	1782	1335	53.68	43.47
Year ended 31 December 2012	1508	1318	47.45	41.90
Year ended 31 December 2011	1474	1128	45.74	36.33
* to 10 March 2016

Analysis of shareholdings at 31 December 2015
	Number of accounts	% of total accounts	% of total shares	Number of shares
Holding of shares
Up to 1,000	95,993	71.02	0.66	35,453,438
1,001 to 5,000	31,335	23.18	1.25	66,940,529
5,001 to 100,000	6,754	5.00	1.77	94,807,078
100,001 to 1,000,000	724	0.53	4.68	250,764,319
Over 1,000,000	360	0.27	91.64	4,913,342,283
	135,166	100.00	100.00	5,361,307,647
Held by
Nominee companies	6,430	4.76	64.67	3,467,199,262
Investment and trust companies	25	0.02	0.07	4,015,180
Insurance companies	5	0.00	0.00	4,401
Individuals and other corporate bodies	128,704	95.22	10.58	567,192,207
BNY (Nominees) Limited	1	0.00	15.51	831,380,647
Held as Treasury shares by GlaxoSmithKline	1	0.00	9.17	491,515,950

BNY Mellon is the Depositary for the company’s ADS, which are listed on the NYSE. Ordinary Shares representing the company’s ADR programme, which is managed by the Depositary, are registered in the name of BNY (Nominees) Limited. At 10 March 2016, BNY (Nominees) Limited held 827,207,151 Ordinary Shares representing 16.98% of the issued share capital (excluding Treasury shares) at that date.

At 10 March 2016, the number of holders of Ordinary Shares in the US was 1,030 with holdings of 1,054,172 Ordinary Shares, and the number of registered holders of ADS was 24,763 with holdings of 413,603,575 ADS. Certain of these Ordinary Shares and ADS were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the US is not representative of the number of beneficial holders or of the residence of beneficial holders.

242  GSK Annual Report 2015

Dividends

The company pays dividends quarterly and continues to return cash to shareholders through its dividend policy. Dividends remain an essential component of total shareholder return and the company is committed to increasing its dividend over the long-term. Details of the dividends declared, the amounts and the payment dates are given in Note 16 to the financial statements, ‘Dividends’.

GSK completed a transaction with Novartis in March 2015, whereby GSK and Novartis created a new world-leading Consumer Healthcare business, GSK acquired Novartis’ global Vaccines business and GSK divested its marketed Oncology portfolio and related R&D activities.

GSK plans to use the net cash transaction proceeds to fund a return of approximately £1 billion (20p per share) to shareholders via a special dividend to be paid with GSK’s Q4 2015 ordinary dividend payment.

Dividends per share

The table below sets out the dividend per share and per ADS for the last five years. The dividend per ADS is translated into US dollars at applicable exchange rates.

Year	Dividend	pence	US$
2015	Special*	20	–[1]
2015		80	–[1]
2014		80	2.59
2013		78	2.47
2012		74	2.35
2011		70	2.25
2011	Supplemental**	5	0.16

[1]	The Q4 2015 interim ordinary dividend and special dividend receivable by ADR holders will be calculated based on the exchange rate on 12 April 2016. The cumulative dividend receivable by ADR holders for Q1, Q2 and Q3 2015 was 1.71 US$.

*	The 2015 special dividend relates to the return of part of the net cash proceeds from the Novartis transaction.

**	The 2011 supplemental dividend related to the disposal of certain non-core OTC brands in North America. This was paid with the fourth quarter ordinary dividend for 2011.

Dividend fee for ADR holders

GSK introduced a dividend fee for ADR holders with effect from the Q1 2015 dividend payment, authorised under the terms of the amended and restated Deposit Agreement. A notice was provided to registered ADR holders on 6 April 2015.

The fee was introduced to offset, in part, the costs related to SEC registration including Sarbanes-Oxley related expenses, administration of the ADS Facility and the maintenance of our NYSE listing fees. The fee is expected to remain in place for future dividends.

The annual fee is currently set at $0.02 per ADR (or $0.005 per ADR per quarter). Under the Depositary Agreement, GSK can charge up to 5 cent per ADR.

Dividend calendar

Quarter	ADS ex-dividend date	Ex-dividend date	Record date	Payment date
Q4 2015 and special dividend	17 February 2016	18 February 2016	19 February 2016	14 April 2016

Q1 2016	11 May 2016	12 May 2016	13 May 2016	14 July 2016

Q2 2016	10 August 2016	11 August 2016	12 August 2016	13 October 2016

Q3 2016	2 November 2016	3 November 2016	4 November 2016	12 January 2017

Financial calendar

Event	Date
Quarter 1 results’ announcement	April/May 2016
Annual General Meeting	May 2016
Quarter 2 results’ announcement	July 2016
Quarter 3 results’ announcement	October 2016
Preliminary/Quarter 4 results’ announcement	February 2017
Annual Report publication	February/March 2017
Annual Report distribution	March 2017

Information about the company, including the share price, is available on our website at www.gsk.com. Information made available on the website does not constitute part of this Annual Report.

Results announcements

Results announcements are issued to the London Stock Exchange and are available on its news service. They are also sent to the US Securities and Exchange Commission and the NYSE, issued to the media and made available on our website.

Financial reports

The company publishes an Annual Report which is made available on our website from the date of publication. Shareholders may elect to receive the Annual Report by contacting the registrar. Alternatively, shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk.

Copies of previous financial reports are available on our website. Printed copies can be obtained from our registrar in the UK and from the GSK Response Center in the US (see pages 246 and 247 for the contact details).

Annual General Meeting 2016

2.30pm (UK time) on Thursday 5 May 2016

The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

The AGM is the company’s principal forum for communication with private shareholders. In addition to the formal business, there will be a presentation by the CEO on the performance of the Group and its future development. There will be an opportunity for questions to be asked to the Board. Chairmen of the Board’s Committees will take questions relating to those Committees.

Investors holding shares through a nominee service should arrange with that nominee service to be appointed as a proxy in respect of their shareholding in order to attend and vote at the meeting.

ADR holders wishing to attend the meeting must obtain a proxy from BNY Mellon, as Depositary, by notifying them of your request to do so. This will enable you to attend and vote on the business to be transacted. ADR holders may instruct BNY Mellon as to the way in which the shares represented by their ADR should be voted by completing and returning the voting card provided by the Depositary.

Documents on display

The Articles of Association of the company and Directors’ service contracts or, where applicable, letters of appointment between Directors and the company or any of its subsidiaries (and any side letters relating to severance terms and pension arrangements) are available for inspection at the company’s registered office and will be made available for inspection at the AGM.

GSK Annual Report 2015 243

Shareholder information continued

Tax information for shareholders

A summary of certain UK tax and US federal income tax consequences for holders of shares and ADR who are citizens of the UK or the US is set out below. It is not a complete analysis of all the possible tax consequences of the purchase, ownership or sale of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase, ownership or sale of their shares or ADR and the consequences under state and local tax laws in the US and the implications of the current UK/US tax conventions.

US holders of ADR generally will be treated as the owners of the underlying shares for the purposes of the current US/UK double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention), and for purposes of the Internal Revenue Code of 1986, as amended (the Code).

UK shareholders

This summary only applies to a UK resident shareholder that holds shares as capital assets.

Taxation of dividends

Different regimes apply to the taxation of dividend income payable to UK resident individuals in UK tax years up to 5 April 2016 and to those tax years commencing on or after 6 April 2016.

For UK tax years up to and including 2015/16, UK resident shareholders will generally be subject to UK income tax on the full amount of dividends paid, grossed up for the amount of a tax credit. The tax credit may be set against the individual’s income tax liability in respect of the gross dividend, but is not repayable to shareholders with a tax liability of less than the associated tax credit. To the extent that individuals’ income exceeds the basic rate limit, but not the higher rate limit an upper dividend rate applies, which is set at 32.5% of the grossed up dividend figure and for those whose income exceeds the additional rate limit of £150,000, an additional dividend rate of 37.5% will normally apply.

For UK tax years from 2016/17 onwards, dividend tax credits will no longer apply and UK resident individuals will be entitled instead to a dividend tax allowance of up to £5,000, so that the first £5,000 of dividends received in a tax year will be free of tax. Dividends in excess of this allowance will be taxed at 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers and 38.1% for additional rate taxpayers.

UK resident shareholders that are corporation taxpayers should note that dividends payable on ordinary shares are generally entitled to exemption from corporation tax.

Taxation of capital gains

UK shareholders may be liable for UK tax on gains on the disposal of shares or ADR. For disposals by individuals and subject to the availability of any exemption or relief such as the annual exempt amount, a taxable capital gain accruing on a disposal of shares or ADR will be taxed at 28% if, after all allowable deductions, such shareholders’ taxable income for the tax year exceeds the basic rate income tax limit. In other cases, a taxable capital gain accruing on a disposal of shares or ADR may be taxed at 18% or 28% or at a combination of both rates. Corporation taxpayers may be entitled to an indexation allowance which applies to reduce capital gains to the extent that such gains arise due to inflation. Indexation allowance may reduce a chargeable gain but will not create an allowable loss.

Inheritance tax

Individual (UK-domiciled or otherwise) shareholders may be liable to UK inheritance tax on the transfer of shares or ADR. Tax may be charged on the amount by which the value of the shareholder’s estate is reduced as a result of any transfer by way of lifetime gift or other disposal at less than full market value. In the case of a bequest on death, tax may be charged on the value of the shares at the date of the shareholder’s death. If such a gift or other disposal were subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention would generally provide for tax paid in the US to be credited against tax payable in the UK.

Stamp duty and Stamp Duty Reserve Tax

UK stamp duty and/or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the transfer of shares at a rate of 0.5% (rounded up to the nearest £5 in the case of stamp duty) of the consideration for the transfer. Notwithstanding this, provided that an instrument is executed in pursuance of the agreement that gave rise to the charge to SDRT and that instrument is stamped within six years of the agreement (including being stamped as exempt) any SDRT charge should be cancelled and any SDRT which has already been paid will be repaid.

US shareholders

This summary only applies to a shareholder (who is a citizen or resident of the US or a domestic corporation or a person that is otherwise subject to US federal income tax on a net income basis in respect of the shares or ADR) that holds shares or ADR as capital assets, is not resident in the UK for UK tax purposes and does not hold shares for the purposes of a trade, profession or vocation that is carried on in the UK through a branch or agency.

The summary also does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADR as part of an integrated investment (including a ‘straddle’) comprised of a share or ADR and one or more other positions, and persons that own (directly or indirectly) 10% or more of the voting stock of the company, nor does it address tax treatment that may be applicable as a result of international income tax treaties.

244  GSK Annual Report 2015

Taxation of dividends

The gross amount of dividends received is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADR are payable in US dollars; dividends on shares are payable in pounds Sterling. Dividends paid in pounds Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum rate of 23.8% in respect of qualified dividends. A qualified dividend as defined by the US Internal Revenue Service is a dividend that meets the following criteria:

1.	Must be issued by a US corporation, a corporation incorporated in a US possession, or a corporation that is eligible for the benefits of a comprehensive income tax treaty deemed satisfactory, as published by the IRS.

2.	The dividends are not listed with the IRS as dividends that do not qualify.

3.	The required dividend holding period has been met. The shares must have been owned by you for more than 60 days of the “holding period” – which is defined as the 121-day period that begins 60 days before the ex-dividend date, or the day in which the stock trades without the dividend priced in. For example, if a stock’s ex-dividend date is October 1, the shares must be held for more than 60 days in the period between August 2 and November 30 of that year in order to count as a qualified dividend.

Dividends that are not qualified are subject to taxation at the US federal graduated tax rates, at a maximum rate of 43.4%. Some types of dividends are automatically excluded from being qualified dividends, even if they meet the other requirements. These include (but are not limited to):

1.	Capital gains distributions

2.	Dividends on bank deposits

3.	Dividends held by a corporation in an Employee Stock Ownership Plan (ESOP)

4.	Dividends paid by tax-exempt corporations

US state and local tax rates on qualified and non-qualified dividends may vary and would be assessed in addition to the federal tax rates communicated above.

Taxation of capital gains

Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADR. Such gains will be long-term capital gains (subject to reduced rates of taxation for individual holders) if the shares or ADR were held for more than one year, from the date the shares were vested/released. Short-term capital gains can be subject to taxation of rates of up to 43.4%, whereas long-term capital gains may be subject to rates of up to 23.8%. State and local tax rates on capital gains may also apply.

Information reporting and backup withholding

Dividends and payments of the proceeds on a sale of shares or ADR, paid within the US or through certain US-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the US holder is a corporation or other exempt recipient or provides a taxpayer identification number and certifies that no loss of exemption has occurred. Non-US holders generally are not subject to information reporting or backup withholding, but may be required to provide a certification of their non-US status in connection with payments received. Any amounts withheld will be allowed as a refund or credit against a holder’s US federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Estate and gift taxes

Under the Estate and Gift Tax Convention, a US shareholder is not generally subject to UK inheritance tax.

Stamp duty

UK stamp duty and/or SDRT will, subject to certain exemptions, be payable on any transfer of shares to the ADR custodian or depository at a rate of 1.5% of the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration).

However, no stamp duty or SDRT should be payable on the transfer of, or agreement to transfer, an ADR.

GSK Annual Report 2015 245

Shareholder information continued

Shareholder services and contacts

Registrar

The company’s registrar is:

Equiniti Limited

Aspect House, Spencer Road, Lancing, BN99 6DA

www.shareview.co.uk

Tel: 0371 384 2991 (in the UK)*

Tel: +44(0)121 415 7067 (outside the UK)

Equiniti provides a range of services for shareholders:

Service	What it offers	How to participate

Dividend Reinvestment Plan (DRIP)	As an alternative to receiving cash dividends you may choose to reinvest your dividends to buy more GSK shares.	A DRIP election form can be downloaded from www.shareview.co.uk or requested by telephoning Equiniti.

Dividend payment direct to your bank account (Bank Mandate)

If you currently receive your dividends by cheque through the post, you can instead have them paid directly into your bank or building society account. This is quicker, more secure and avoids the risk of your cheque going astray.

A dividend bank mandate form can be downloaded from www.shareview.co.uk or requested by telephoning Equiniti.

Dividend payment direct to bank account for overseas shareholders

Instead of waiting for a sterling cheque to arrive by post, Equiniti will convert your dividend into your local currency and send it direct to your local bank account. This service is available in over 100 countries worldwide.

For more details on this service and the costs involved please contact Equiniti.

Electronic communications

Shareholders may elect to receive electronic notifications of company communications including our Annual Report, dividend payments (if paid by way of a Bank Mandate), access to electronic tax vouchers and the availability of online voting for all general meetings. Each time GSK mails out hard copy shareholder documents you will receive an email containing a link to the document or relevant website.

You can register at www.shareview.co.uk

Shareview portfolio service	This enables you to create a free online portfolio to view your share balance and movements, update your address and dividend payment instructions and register your votes for our AGM.	You can register at www.shareview.co.uk

Duplicate publications or mailings

If you receive duplicate copies of this report or other mailings, please contact Equiniti and they will arrange for your accounts to be merged into one for your convenience and to avoid waste and unnecessary costs.

Please contact Equiniti.

Share dealing service† (please note that market trading hours are from 8.00am to 4.30pm UK time, Monday to Friday (excluding public holidays in England and Wales))

Shareholders may trade shares, either held in certificated form or held in our Corporate Sponsored Nominee, by internet, telephone or by a postal dealing service provided by Equiniti Financial Services Limited.

For internet transactions, please log on to www.shareview.co.uk/dealing.

For telephone transactions, please call 0345 603 7037 (in the UK) or +44 (0)121 415 7560 (outside the UK).

For postal transactions, please call 0371 384 2991* to request a dealing form.

Corporate Sponsored Nominee Account

This is a convenient way to manage your shares without requiring a share certificate. The service provides a facility for you to hold your shares in a nominee company sponsored by the company. You will continue to receive dividend payments, annual reports and can attend and vote at the company’s general meetings. Shareholders’ names do not appear on the publicly available share register and the service is free to join.

An application form can be requested from www.shareview.co.uk or by telephoning Equiniti on 0371 384 2991*.

Individual Savings Accounts (ISAs)†	The company has arranged for Equiniti Financial Services Limited to provide a GSK Corporate ISA to hold GSK Ordinary Shares.

Details are available from www.shareview.co.uk or can be requested by telephoning Equiniti, on 0345 300 0430. Lines are open 8.00am to 4.30pm for dealing, and until 6.00pm for enquiries Monday to Friday (excluding public holidays in England and Wales).

*	UK lines are open from 8.30am to 5.30pm, Monday to Friday (excluding public holidays in England and Wales).

†	The provision of share dealing details is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

246  GSK Annual Report 2015

ADR Depositary

The ADR programme is administered by The Bank of New York Mellon:

BNY Mellon Shareowner Services

PO Box 30170

College Station, TX 77842-3170

Overnight correspondence should be sent to:

BNY Mellon Shareowner Services

211 Quality Circle, Suite 210

College Station, TX 77845

www.mybnymdr.com

Tel:     +1 877 353 1154 (US toll free)

Tel:     +1 201 680 6825 (outside the US)

email:  shrrelations@cpushareownerservices.com

The Depositary also provides Global BuyDIRECT†, a direct ADS purchase/sale and dividend reinvestment plan for ADR holders. For details of how to enrol please visit www.mybnymdr.com or call the above helpline number to obtain an enrolment pack.

Glaxo Wellcome and SmithKline Beecham

Corporate PEPs

The Share Centre Limited

Oxford House, Oxford Road, Aylesbury, Bucks HP21 8SZ

Tel:  +44 (0)1296 414 141

www.share.com

Donating shares to Save the Children

In 2013, GSK embarked on an ambitious global partnership with Save the Children to share our expertise and resources with the aim of helping to save the lives of one million children.

Shareholders with a small number of shares, the value of which makes it uneconomical to sell, may wish to consider donating them to Save the Children. Donated shares will be aggregated and sold by Save the Children who will use the funds raised to help them reach the above goal.†

To obtain a share donation form, please contact our registrar, Equiniti, who is managing the donation and sale of UK shares to Save the Children free of charge.

†	The provision of share dealing details is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

Contacts

Investor relations

Investor relations may be contacted as follows:

UK

980 Great West Road

Brentford, Middlesex, TW8 9GS

Tel: +44 (0)20 8047 5000

US

5 Crescent Drive

Philadelphia PA 19112

Tel: +1 888 825 5249 (US toll free)

Tel: +1 215 751 4611 (outside the US)

GSK Response Center

Tel: +1 888 825 5249 (US toll free)

Share scam alert

If you receive an unsolicited telephone call offering to sell or buy your shares, please take extra care. The caller may be part of a highly organised financial scam.

If you are a UK shareholder, please contact the Financial Conduct Authority for further information on this, or other similar activities, at www.fca.org.uk/consumers or on its consumer helpline:

Tel: 0800 111 6768 (in the UK)*

Tel: +44 20 7066 1000 (outside the UK)

*	Lines are open from 8.00am to 6.00pm, UK time,
Monday to Friday, except UK public holidays,
and 9.00am to 1.00pm on Saturdays.

Responsible Business Supplement

We are publishing our Responsible Business Supplement 2015 online. This will outline GSK’s approach to, and performance in, our key responsible business areas, Health for all, Our behaviour, Our people and Our planet.

GSK Annual Report 2015 247

Other statutory disclosures

US law and regulation

A number of provisions of US law and regulation apply to the company because our shares are quoted on the New York Stock Exchange (NYSE) in the form of ADSs.

NYSE rules

In general, the NYSE rules permit the company to follow UK corporate governance practices instead of those applied in the US, provided that we explain any significant variations. This explanation is contained in our Form 20-F, which can be accessed from the Securities and Exchange Commission’s (SEC) EDGAR database or via our website. NYSE rules that came into effect in 2005 require us to file annual and interim written affirmations concerning the Audit & Risk Committee and our statement on significant differences in corporate governance.

Sarbanes-Oxley Act of 2002

Following a number of corporate and accounting scandals in the US, Congress passed the Sarbanes-Oxley Act of 2002. Sarbanes-Oxley is a wide-ranging piece of legislation concerned largely with financial reporting and corporate governance.

As recommended by the SEC, the company has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit & Risk Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, corporate communications and investor relations.

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2015, the Committee met 14 times.

Sarbanes-Oxley requires that the annual report on Form 20-F contain a statement as to whether a member of our Audit & Risk Committee (ARC) is an audit committee financial expert as defined by Sarbanes-Oxley. Such a statement for each of the relevant members of the ARC (Stacey Cartwright and Judy Lewent) is included in the Audit & Risk Committee report on page 89 and in their biographies on page 76. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

¡	they have each reviewed the annual report on Form 20-F

¡	based on their knowledge, the annual report on Form 20-F contains no material misstatements or omissions

¡	based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the annual report on Form 20-F

¡	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the annual report on Form 20-F

¡	they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

¡	they have disclosed in the annual report on Form 20-F any changes in internal controls over financial reporting during the period covered by the annual report on Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting, and they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2015.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

The CEO and CFO expect to complete these certifications and report their conclusions on the effectiveness of disclosure controls and procedures in March 2016, following which the certificates will be filed with the SEC as part of our Group’s Form 20-F.

Section 404: Management’s annual report on internal control over financial reporting

In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

¡	management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS

¡	management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework, Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO)

¡	there have been no changes in the Group’s internal control over financial reporting during 2015 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting

¡	management has assessed the effectiveness of internal control over financial reporting as at 31 December 2015 and its conclusion will be filed as part of the Group’s Form 20-F, and

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31 December 2015, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report will be filed with the Group’s Form 20-F.

248  GSK Annual Report 2015

Section 13(r) of the US Securities Exchange Act

Section 13(r) of the US Securities Exchange Act of 1934, as amended, requires issuers to make specific disclosure in their annual reports of certain types of dealings with Iran, including transactions or dealings with government-owned entities, as well as dealings with entities sanctioned for activities related to terrorism or proliferation of weapons of mass destruction, even when those activities are not prohibited by US law and do not involve US persons. The Group does not have a legal entity based in Iran, but it does export certain pharmaceutical and vaccine products to Iran, via sales by non-US entities, to two privately held Iranian distributors. The Group also does business, via non-US entities, in other jurisdictions targeted by sanctions laws, including Syria, Crimea, North Korea and Sudan.

We do not believe that any of the Group’s direct dealings with Iran require specific disclosure under these requirements, and the Group limits sales to Iran, North Korea, Syria, Sudan and Cuba to essential medicines (determined in part using criteria set by the World Health Organization). The Group has no direct knowledge of the identity of its distributors’ downstream customers in Iran, and it is possible that these customers include entities, such as government-owned hospitals and pharmacies, that are owned or controlled directly or indirectly by the Iranian government or by persons or entities sanctioned in connection with terrorism or proliferation activities. Because the Group has no direct knowledge of its distributors’ customers, it cannot establish the proportion of gross revenue or sales potentially attributable to entities affiliated with the Iranian government or parties sanctioned for disclosable activities. As a result, the Group is reporting the entire gross revenues (£nil) and net losses (£0.41 million) from the Group’s sales to Iran in 2015.

The Group is also aware that some hospitals or other medical facilities in Lebanon may be affiliated with or controlled by Hezbollah, which is designated by the United States as a terrorist organisation. Again, the Group does not deal directly with such facilities and sells through distributors. The Group is also unable to identify with certainty the degree or nature of any affiliation of the end customers with Hezbollah, and the Group is unable to establish the proportion of gross revenue or sales potentially attributable to reportable entities. As a result, the Group is reporting the entire gross revenues (£37 million) and net profits (£15 million) from the Group’s sales to Lebanon in 2015.

Donations to political organisations and political expenditure

With effect from 1 January 2009, to ensure a consistent approach to political contributions across the Group, we introduced a global policy to stop voluntarily all corporate political contributions.

In the period from 1 January 2009 to 31 December 2015, the Group did not make any political donations to EU or non-EU organisations.

Notwithstanding the introduction of this policy, in accordance with the Federal Election Campaign Act in the US, we continue to support an employee-operated Political Action Committee (PAC) that facilitates voluntary political donations by eligible GSK employees.

The PAC is not controlled by GSK. Decisions on the amounts and recipients of contributions are made by participating employees exercising their legal right to pool their resources and make political contributions, which are subject to strict limitations. In 2015, a total of US$446,727 (2014 – US$525,900) was donated to political organisations by the GSK employee PAC.

At the AGM in May 2001, shareholders first authorised the company to make donations to EU political organisations and to incur EU political expenditure, under the provisions of the Political Parties, Elections and Referendums Act 2000, of up to £100,000 each year. This authority has since been renewed annually. The Companies Act 2006 requires companies to continue to obtain shareholder approval before they can make donations to EU political organisations or incur EU political expenditure.

However, we do not make and do not intend to make donations to political parties or independent election candidates, nor do we make any donations to EU political organisations or incur EU political expenditure.

The definitions of political donations, political expenditure and political organisations used in the legislation are very wide. In particular, the definition of EU political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups such as those concerned with the environment, which the company and its subsidiaries might wish to support. As a result, the definitions may cover legitimate business activities not in the ordinary sense considered to be political donations or political expenditure.

Such activities are not designed to support any political party or independent election candidate. The authority which the Board has sought annually is a precautionary measure to ensure that the company and its subsidiaries do not inadvertently breach the legislation.

GSK Annual Report 2015 249

Other statutory disclosures continued

Group companies

In accordance with Section 409 of the Companies Act 2006 a full list of subsidiaries, associates, joint ventures and joint arrangements, the country of incorporation and effective percentage of equity owned, as at 31 December 2015 are disclosed below. Unless otherwise stated the share capital disclosed comprises ordinary shares which are indirectly held by GlaxoSmithKline plc. All subsidiary companies are resident for tax purposes in their country of incorporation unless otherwise stated.

Name	Country of incorporation	Effective % Ownership	Security	% Held by Class of Share
Wholly owned subsidiaries
1506369 Alberta ULC	Canada	100	Common	100
Action Potential Venture Capital Limited	England & Wales	100	Ordinary	100
Adechsa GmbH	Switzerland	100	Ordinary	100
Affymax Research Institute	United States	100	Common	100
Alenfarma – Especialidades Farmaceuticas, Limitada (iv)	Portugal	100	Ordinary Quota	100
Allen & Hanburys Limited (iv)	England & Wales	100	Ordinary	100
Allen & Hanburys Pharmaceutical Nigeria Limited	Nigeria	100	Ordinary	100
Allen Farmaceutica, S.A.	Spain	100	Ordinary	100
Allen Pharmazeutika Gesellschaft m.b.H.	Austria	100	Ordinary	100
Aners S.A (iv)	Argentina	100	Non-endorsable Nominative
			Ordinary	100
Barrier Therapeutics, Inc.	United States	100	Common	100
Beecham Group p l c	England & Wales	100	20p Shares ‘A’; 5p Shares B	100
Beecham Pharmaceuticals (Pte) Limited	Singapore	100	Ordinary	100
Beecham Pharmaceuticals S.A (iv) (vi)	Ecuador	100	Nominative	100
Beecham Portuguesa-Produtos Farmaceuticos e Quimicos, Lda	Portugal	100	Ordinary Quota	100
Beecham S.A. (iv)	Belgium	100	Ordinary	100
Biddle Sawyer Limited	India	100	Equity	100
Biovesta Ilaçlari Ltd. Sti.	Turkey	100	Nominative	100
Burroughs Wellcome & Co (Australia) Pty Limited (iv) (vi)	Australia	100	Ordinary	100
Burroughs Wellcome & Co (Bangladesh) Limited	Bangladesh	100	Ordinary	100
Burroughs Wellcome International Limited	England & Wales	100	Ordinary	100
Caribbean Chemical Company, Ltd. (will be struck off on 31.03.16)	Cayman Islands	100	Ordinary	100
Cascan GmbH & Co. KG	Germany	100	Ordinary	100
Castleton Investment Ltd (vi)	Mauritius	100	Ordinary	100
Cellzome GmbH	Germany	100	Ordinary	100
Cellzome Limited	England & Wales	100	Ordinary	100
Cellzome Therapeutics, Inc. (iv)	United States	100	Ordinary	100
Cellzome, Inc.	United States	100	Ordinary	100
			Series A Preferred	100
			Series B Preferred	100
			Series C-1 Convertible Preferred	100
			Series C-3 Convertible Preferred	100
Charles Midgley Limited (iv)	England & Wales	100	Ordinary	100
			Cumulative Preference	100
Clarges Pharmaceuticals Limited	England & Wales	100	Ordinary	100
			Preference	99.97
Colleen Corporation	United States	100	Shares – No Par Value (Common)	100
Corixa Corporation	United States	100	Common	100
Coulter Pharmaceutical, Inc. (iv)	United States	100	Common	100
Dealcyber Limited	England & Wales	100	Ordinary	100
Desarrollo Energia Solar Alternativa S.L.	Spain	100	Ordinary	100
Domantis Limited	England & Wales	100	Ordinary	100
Duncan Flockhart Australia Pty Limited (iv) (vi)	Australia	100	Ordinary	100
Duncan Pharmaceuticals Philippines Inc.	Philippines	100	Common	100
Edinburgh Pharmaceutical Industries Limited	Scotland	100	Ordinary; Preference	100
Eskaylab Limited	England & Wales	100	10p Ordinary	100
Etex Farmaceutica Ltda	Chile	100	Social Capital	100
Europharm Holding S.A.	Romania	100	Nominative	100
Europharm S.A.	Romania	100	Nominative	100
Fedialis Medica S.A.S.	France	100	Ordinary	100
Fipar (Thailand) Ltd (In liquidation)	Thailand	100	Ordinary	100
Genelabs Technologies, Inc.	United States	100	Common	100
Glaxo AS (iv)	Norway	100	Ordinary	100
Glaxo Group Limited	England & Wales	100	Ordinary	100
Glaxo Kabushiki Kaisha (iv)	Japan	100	Ordinary	100

250  GSK Annual Report 2015

Group companies continued
Name	Country of incorporation	Effective % Ownership	Security	% Held by Class of Share
Wholly owned subsidiaries continued
Glaxo Laboratories (Nigeria) Limited (iv)	Nigeria	100	Ordinary	100
Glaxo Laboratories Limited (iv)	England & Wales	100	Ordinary	100
Glaxo Operations UK Limited	England & Wales	100	Ordinary	100
Glaxo Properties BV	Netherlands	100	Ordinary	100
Glaxo Verwaltungs GmbH (vi)	Germany	100	Ordinary	100
Glaxo Wellcome Australia Pty Ltd (iv) (vi)	Australia	100	Ordinary	100
Glaxo Wellcome Ceylon Limited	Sri Lanka	100	Ordinary	100
			Ordinary B	100
Glaxo Wellcome Farmaceutica, Limitada	Portugal	100	Ordinary Quota	100
Glaxo Wellcome Holdings Limited (In liquidation)	England & Wales	100	Ordinary	100
Glaxo Wellcome International B.V. (v)	Netherlands	100	Ordinary	100
Glaxo Wellcome Manufacturing Pte Ltd	Singapore	100	Ordinary	100
Glaxo Wellcome Production S.A.S.	France	100	Ordinary	100
Glaxo Wellcome PST Pty Ltd (iv) (vi)	Australia	100	Ordinary	100
Glaxo Wellcome UK Limited	England & Wales	100	Ordinary	100
Glaxo Wellcome Vidhyasom Limited (iv)	Thailand	100	Ordinary	100
Glaxo Wellcome, S.A.	Spain	100	Ordinary	100
Glaxo, S.A.	Spain	100	Ordinary	100
Glaxo-Allenburys (Nigeria) Limited (iv)	Nigeria	100	Ordinary	100
Glaxochem (UK) Unlimited	England & Wales	100	Ordinary	100
			Ordinary B	100
			Ordinary C	100
Glaxochem Pte Ltd (v)	Singapore	100	Ordinary	100
GlaxoSmithKline – Produtos Farmaceuticos, Limitada	Portugal	100	Ordinary Quota	100
GlaxoSmithKline (Cambodia) Co., Ltd.	Cambodia	100	Ordinary	100
GlaxoSmithKline (China) Investment Co Ltd	China	100	Ordinary	100
GlaxoSmithKline (China) R&D Company Limited	China	100	Equity	100
GlaxoSmithKline (Cyprus) Limited	Cyprus	100	Ordinary	100
GlaxoSmithKline (GSK) S.R.L.	Romania	100	Ordinary	100
GlaxoSmithKline (Ireland) Limited (ii)	Ireland	100	Ordinary	100
GlaxoSmithKline (Israel) Ltd	Israel	100	Ordinary	100
GlaxoSmithKline (Malta) Limited	Malta	100	Ordinary	100
GlaxoSmithKline (Private) Limited (iv)	Zimbabwe	100	Ordinary	100
GlaxoSmithKline (Thailand) Limited	Thailand	100	Ordinary	100
GlaxoSmithKline A.E.B.E.	Greece	100	Ordinary	100
GlaxoSmithKline AB	Sweden	100	Ordinary	100
GlaxoSmithKline AG	Switzerland	100	Ordinary	100
GlaxoSmithKline Algérie S.P.A.	Algeria	100	Ordinary	100
GlaxoSmithKline Argentina S.A.	Argentina	100	Ordinary	100
GlaxoSmithKline AS	Norway	100	Ordinary	100
GlaxoSmithKline Asia Pvt. Limited	India	100	Equity	100
GlaxoSmithKline Australia Pty Ltd	Australia	100	Ordinary	100
GlaxoSmithKline B.V.	Netherlands	100	Ordinary	100
GlaxoSmithKline Beteiligungs GmbH	Germany	100	Ordinary	100
GlaxoSmithKline Biologicals (Shanghai) Ltd.	China	100	Ordinary	100
GlaxoSmithKline Biologicals (Shenzhen) Co., Ltd (iv)	China	100	Ordinary	100
GlaxoSmithKline Biologicals Kft.	Hungary	100	Ordinary	100
GlaxoSmithKline Biologicals S.A.S.	France	100	Ordinary	100
GlaxoSmithKline Biologicals SA	Belgium	100	Ordinary; Preference	100
GlaxoSmithKline Brasil Limitada	Brazil	100	Ordinary	100
GlaxoSmithKline Business Services S.A. (iv) (vi)	Costa Rica	100	Ordinary	100
GlaxoSmithKline Capital Inc.	United States	100	Ordinary	100
GlaxoSmithKline Capital plc	England & Wales	100	Ordinary	100
GlaxoSmithKline Caribbean Limited	England & Wales	100	Ordinary	100
GlaxoSmithKline Chile Farmaceutica Limitada	Chile	100	Social Capital	100
GlaxoSmithKline Colombia S.A.	Colombia	100	Ordinary	100
GlaxoSmithKline Consumer Healthcare Investments (Ireland) Limited (ii) (v)	Ireland	100	Ordinary	100
GlaxoSmithKline Consumer Healthcare Ireland IP Limited (ii) (v)	Ireland	100	Ordinary	100
GlaxoSmithKline Consumer Healthcare Pakistan Limited	Pakistan	100	Ordinary	100
GlaxoSmithKline Consumer Healthcare Sri Lanka Holdings Limited (iv)	England & Wales	100	Ordinary	100
GlaxoSmithKline Consumer Holding B.V.	Netherlands	100	Ordinary	100
GlaxoSmithKline d.o.o	Bosnia and Herzegovina	100	Euro Quota	100

GSK Annual Report 2015 251

Other statutory disclosures continued

Group companies continued
Name	Country of incorporation	Effective % Ownership	Security	% Held by Class of Share
Wholly owned subsidiaries continued
GlaxoSmithKline d.o.o.	Croatia	100	Equity	100
GlaxoSmithKline doo Beograd	Serbia	100	Ordinary	100
GlaxoSmithKline Ecuador S.A.	Ecuador	100	Ordinary	100
GlaxoSmithKline Eesti OU	Estonia	100	Ordinary	100
GlaxoSmithKline ehf	Iceland	100	Ordinary	100
GlaxoSmithKline El Salvador S.A. de C.V.	El Salvador	100	Ordinary	100
GlaxoSmithKline EOOD	Bulgaria	100	Ordinary	100
GlaxoSmithKline Export Limited	England & Wales	100	Ordinary	100
GlaxoSmithKline Export Panama S.A.	Panama	100	Ordinary	100
GlaxoSmithKline Far East B.V.	Netherlands	100	Ordinary	100
GlaxoSmithKline Finance plc	England & Wales	100	Ordinary	100
GlaxoSmithKline GmbH & Co. KG	Germany	100	Partnership Capital	100
GlaxoSmithKline Guatemala S.A.	Guatemala	100	Ordinary	100
GlaxoSmithKline Holding AS	Norway	100	Ordinary	100
GlaxoSmithKline Holdings (Americas) Inc.	United States	100	Common	100
GlaxoSmithKline Holdings (Ireland) Limited	England & Wales	100	Ordinary; Deferred	100
GlaxoSmithKline Holdings (One) Limited (i)	England & Wales	100	Ordinary	100
GlaxoSmithKline Holdings Limited (i)	England & Wales	100	Ordinary	100
GlaxoSmithKline Holdings Pty Ltd	Australia	100	Ordinary	100
GlaxoSmithKline Honduras S.A.	Honduras	100	Ordinary	100
GlaxoSmithKline IHC Limited	England & Wales	100	Ordinary	100
GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Turkey	100	Nominative	100
GlaxoSmithKline Inc.	Canada	100	Class A Common	100
			Class C Preference	100
GlaxoSmithKline Insurance Ltd.	Bermuda	100	Ordinary	100
GlaxoSmithKline Intellectual Property (No.2) Limited	England & Wales	100	Ordinary	100
GlaxoSmithKline Intellectual Property Development Limited	England & Wales	100	Ordinary	100
GlaxoSmithKline Intellectual Property Holdings Limited	England & Wales	100	A Ordinary; B Ordinary	100
GlaxoSmithKline Intellectual Property Limited	England & Wales	100	Ordinary; Deferred	100
GlaxoSmithKline Intellectual Property Management Limited	England & Wales	100	Ordinary	100
GlaxoSmithKline International Limited	England & Wales	100	Ordinary	100
GlaxoSmithKline Investigación y Desarrollo, S.L.	Spain	100	Ordinary	100
GlaxoSmithKline Investment Holdings Limited	England & Wales	100	Ordinary	100
GlaxoSmithKline Investment Services Limited	England & Wales	100	Ordinary	100
GlaxoSmithKline Investments (Ireland) Limited (ii) (v)	Ireland	100	Ordinary	100
GlaxoSmithKline Investments Pty Ltd	Australia	100	Ordinary	100
GlaxoSmithKline K.K.	Japan	100	Ordinary	100
GlaxoSmithKline Korea Limited	South Korea	100	Ordinary	100
GlaxoSmithKline Latin America, S.A.	Panama	100	Ordinary	100
GlaxoSmithKline Latvia SIA	Latvia	100	Ordinary	100
GlaxoSmithKline Lietuva UAB	Lithuania	100	Ordinary	100
GlaxoSmithKline Limited	Hong Kong	100	Ordinary	100
GlaxoSmithKline LLC	United States	100	LLC Interests	100
GlaxoSmithKline Manufacturing SpA	Italy	100	Ordinary	100
GlaxoSmithKline Maroc S.A.	Morocco	100	Ordinary	100
GlaxoSmithKline Medical and Healthcare Products Limited	Hungary	100	Ordinary Quotas	100
GlaxoSmithKline Mercury Limited (i)	England & Wales	100	Ordinary	100
GlaxoSmithKline Mexico S.A. de C.V.	Mexico	100	Ordinary A; Ordinary B	100
GlaxoSmithKline NZ Limited	New Zealand	100	Ordinary	100
GlaxoSmithKline Oy	Finland	100	Ordinary	100
GlaxoSmithKline Peru S.A.	Peru	100	Ordinary	100
GlaxoSmithKline Pharma A/S	Denmark	100	Class A	100
GlaxoSmithKline Pharma GmbH	Austria	100	Ordinary	100
GlaxoSmithKline Pharmaceutical Kenya Limited	Kenya	100	Ordinary	100
GlaxoSmithKline Pharmaceutical Nigeria Limited	Nigeria	100	Ordinary	100
GlaxoSmithKline Pharmaceutical Sdn Bhd	Malaysia	100	Ordinary	100
GlaxoSmithKline Pharmaceuticals (Pvt) Ltd (iv)	Sri Lanka	100	Ordinary	100
GlaxoSmithKline Pharmaceuticals (Suzhou) Limited	China	100	Ordinary	100
GlaxoSmithKline Pharmaceuticals Costa Rica S.A	Costa Rica	100	Ordinary	100
GlaxoSmithKline Pharmaceuticals S.A.	Poland	100	Ordinary A; Ordinary B;	100
			Ordinary C; Ordinary D	100

252  GSK Annual Report 2015

Group companies continued
Name	Country of incorporation	Effective % Ownership	Security	% Held by Class of Share
Wholly owned subsidiaries continued
GlaxoSmithKline Pharmaceuticals SA	Belgium	100	Ordinary	100
GlaxoSmithKline Pharmaceuticals Ukraine LLC	Ukraine	100	Chartered Capital	100
GlaxoSmithKline Philippines Inc	Philippines	100	Common	100
GlaxoSmithKline Pte Ltd	Singapore	100	Ordinary	100
GlaxoSmithKline Puerto Rico Inc. (iv)	Puerto Rico	100	Common	100
GlaxoSmithKline Republica Dominicana S.A.	Dominican Republic	100	Ordinary	100
GlaxoSmithKline Research & Development Limited	England & Wales	100	Ordinary	100
GlaxoSmithKline S.A.	Spain	100	Ordinary	100
GlaxoSmithKline S.p.A.	Italy	100	Ordinary	100
GlaxoSmithKline s.r.o.	Czech Republic	100	Ordinary	100
GlaxoSmithKline Services GmbH & Co. KG (vi)	Germany	100	Partnership Capital	100
GlaxoSmithKline Services Inc. (iv)	United States	100	Common	100
GlaxoSmithKline Services Unlimited (i)	England & Wales	100	Ordinary	100
GlaxoSmithKline SL Holdings, LLC	United States	100	LLC Interests	100
GlaxoSmithKline SL LLC	United States	100	LLC Interests	100
GlaxoSmithKline SL LP (iv)	England & Wales	100	Partnership	100
GlaxoSmithKline Slovakia s.r.o.	Slovakia	100	Ordinary	100
GlaxoSmithKline South Africa (Pty) Limited	South Africa	100	Ordinary	100
GlaxoSmithKline Superannuation Company Pty Ltd (iv) (vi)	Australia	100	Ordinary	100
GlaxoSmithKline Trading Services Limited (ii) (v)	Ireland	100	Ordinary	100
GlaxoSmithKline Trading ZAO	Russia	100	Ordinary	100
GlaxoSmithKline Tunisia S.A.R.L.	Tunisia	100	Ordinary	100
GlaxoSmithKline UK Limited	England & Wales	100	Ordinary	100
GlaxoSmithKline Uruguay S.A.	Uruguay	100	Registered Shares Provisory Stock	100
GlaxoSmithKline Venezuela C.A.	Venezuela	100	Ordinary	100
GlaxoSmithKline Vietnam Limited Liability Company (iv)	Vietnam	100	Equity Capital	100
Glycovaxyn AG (iv) (vi)	Switzerland	100	Common; Preferred A,	100
			Preferred B; Preferred C	100
Group Laboratories South Africa (Pty) Limited (iv) (vi)	South Africa	100	Ordinary	100
Groupe GlaxoSmithKline S.A.S.	France	100	Ordinary	100
GSK Business Service Centre Sdn Bhd	Malaysia	100	Ordinary	100
GSK Commercial Sp. z o.o.	Poland	100	Ordinary	100
GSK d.o.o., Ljubljana	Slovenia	100	Ordinary	100
GSK Employee Share Plan Pty Ltd	Australia	100	Ordinary	100
GSK Kazakhstan LLP	Kazakhstan	100	Partnership Interest	100
GSK Services Sp z o.o.	Poland	100	Ordinary	100
GSK Vaccines GmbH	Germany	100	Ordinary	100
GSK Vaccines Institute for Global Health S.r.l.	Italy	100	Quota	100
GSK Vaccines S.r.l.	Italy	100	Quota	100
GSK Vaccines Vertriebs GmbH	Germany	100	Ordinary	100
Herbridge (ii) (iv) (vi)	Ireland	100	Ordinary	100
HGS France S.a.r.l.	France	100	Ordinary	100
HGS Luxembourg LLC (iv) (vi)	United States	100	Common Interests	100
Horlicks Limited	England & Wales	100	Ordinary	100
Human Genome Sciences Pacific Pty Ltd (vi)	Australia	100	Ordinary	100
Human Genome Sciences, Inc.	United States	100	Common	100
ID Biomedical Corporation of Quebec	Canada	100	Common	100
ID Biomedical Corporation of Washington (iv)	United States	100	Common	100
Instituto Luso Farmaco, Limitada (iv)	Portugal	100	Ordinary Quota	100
InterPharma Dienstleistungen GmbH	Austria	100	Quota	100
J&J Technologies, LC (iv)	United States	100	Membership Interest	100
Laboratoire GlaxoSmithKline	France	100	Ordinary	100
Laboratoire Pharmaceutique Algérien LPA Production SPA	Algeria	100	Ordinary	100
Laboratoire Pharmaceutique Algérien SPA	Algeria	100	Ordinary	100
Laboratoires Paucourt (iv)	France	100	Ordinary	100
Laboratoires Saint-Germain (iv)	France	100	Ordinary	100
Laboratorios Dermatologicos Darier, S.A de C.V.	Mexico	100	Ordinary A; Ordinary B	100
Laboratorios Farmaceuticos Stiefel (Portugal) LTDA (iv)	Portugal	100	Ordinary Quota	100
Laboratorios Phoenix Sociedad Anonima Industrial Comercial Y Financiera	Argentina	100	Non-endorsable Nominative Ordinary Shares	100
Laboratorios Stiefel de Chile & CIA LTDA	Chile	100	Social Capital	100
Laboratorios Stiefel de Venezuela SA	Venezuela	100	Ordinary	100

GSK Annual Report 2015 253

Other statutory disclosures continued

Group companies continued
Name	Country of incorporation	Effective % Ownership	Security	% Held by Class of Share
Wholly owned subsidiaries continued
Laboratorios Stiefel Ltda.	Brazil	100	Ordinary	100
Laboratorios Wellcome De Portugal Limitada (iv)	Portugal	100	Ordinary Quota	100
Laboratorios Wellcome S.A. (In liquidation)	Uruguay	100	Ordinary	100
Maxinutrition Limited (In liquidation)	England & Wales	100	Ordinary	100
Mixis Genetics Limited	England & Wales	100	Ordinary	100
			Ordinary Euro	100
Montrose Fine Chemical Company Ltd	Scotland	100	Ordinary	100
Montrose Pharma Company Limited	Hungary	100	Ordinary Quota	100
Montrose Pharma UAB (iv)	Lithuania	100	Ordinary	100
Nanjing Meirui Pharma Co. Ltd	China	100	Ordinary	100
Novartis Vaccines and Diagnostics AG (vi)	Switzerland	100	Ordinary	100
Novartis Vaccines and Diagnostics Pty Ltd	Australia	100	Ordinary	100
Novartis Vaccines and Diagnostics S.L. (vi)	Spain	100	Ordinary	100
Okairos AG (iv) (vi)	Switzerland	100	Common; Preferred A;	100
			Preferred B	100
Penn Labs Inc. (iv)	United States	100	Common	100
S.R. One International B.V.	Netherlands	100	Ordinary	100
S.R. One, Limited	United States	100	Units (Common)	100
Setfirst Limited	England & Wales	100	Ordinary	100
SmithKline & French Laboratories Limited	England & Wales	100	Ordinary	100
SmithKline & French Portuguesa-Produtos Farmaceuticos, LDA (iv)	Portugal	100	Ordinary Quota	100
SmithKline Beecham (Australia) Pty Ltd (iv) (vi)	Australia	100	Ordinary	100
SmithKline Beecham (Bangladesh) Private Limited (iv)	Bangladesh	100	Ordinary	100
SmithKline Beecham (Cork) Limited (ii)	Ireland	100	Ordinary	100
SmithKline Beecham (Export) Limited	England & Wales	100	Ordinary	100
SmithKline Beecham (H) Limited	England & Wales	100	Non-Cumulative
			Non-Redeemable	100
			Ordinary	100
SmithKline Beecham (Investments) Limited	England & Wales	100	Ordinary	100
SmithKline Beecham (Manufacturing) Limited (ii)	Ireland	100	Ordinary	100
SmithKline Beecham (SWG) Limited	England & Wales	100	Ordinary	100
SmithKline Beecham Animal Health Company	Canada	100	Common	100
SmithKline Beecham Biologicals US Partnership	United States	100	Partnership Interests	100
SmithKline Beecham Egypt L.L.C.	Egypt	100	Quotas	100
SmithKline Beecham Farma, S.A.	Spain	100	Ordinary	100
SmithKline Beecham Holdings (Australia) Pty. Limited (iv) (vi)	Australia	100	Ordinary A; Ordinary B	100
SmithKline Beecham Inter-American Corporation (iv)	United States	100	Shares No par Value (Common)	100
SmithKline Beecham Limited	England & Wales	100	Ordinary 6.25p	100
SmithKline Beecham Marketing and Technical Services Limited	England & Wales	100	Ordinary	100
SmithKline Beecham Nominees Limited	England & Wales	100	Ordinary	100
SmithKline Beecham Overseas Limited	England & Wales	100	Ordinary	100
SmithKline Beecham Pension Plan Trustee Limited (iv)	England & Wales	100	Ordinary	100
SmithKline Beecham Pension Trustees Limited (iv)	England & Wales	100	Ordinary	100
SmithKline Beecham Pharma GmbH & Co KG	Germany	100	Partnership Capital	100
SmithKline Beecham Pharma Verwaltungs GmbH	Germany	100	Ordinary	100
SmithKline Beecham Pharmaceuticals (Pty) Limited (iv) (vi)	South Africa	100	Ordinary	100
SmithKline Beecham Pharmaceuticals Co.	United States	100	Shares No par Value (Common)	100
SmithKline Beecham Port Louis Limited (vi)	Mauritius	100	Ordinary	100
SmithKline Beecham Retirement Plan (Nominees) Pty Limited (iv) (vi)	Australia	100	Ordinary	100
SmithKline Beecham Senior Executive Pension Plan Trustee Limited (iv)	England & Wales	100	Ordinary	100
Stiefel Distributors (Ireland) Limited (ii) (iv)	Ireland	100	Ordinary	100
Stiefel Dominicana SRL (iv)	Dominican Republic	100	Ordinary Quotas	100
Stiefel Farma, S.A	Spain	100	Ordinary	100
Stiefel GmbH & Co. KG	Germany	100	Partnership Capital	100
Stiefel India Private Limited	India	100	Equity	100
Stiefel Laboratories (Ireland) Limited (ii)	Ireland	100	Ordinary	100
Stiefel Laboratories (Maidenhead) Ltd	England & Wales	100	Ordinary	100
Stiefel Laboratories (Thailand) Ltd. (Liquidated 25 Jan 2016)	Thailand	100	Ordinary; Preference	100
Stiefel Laboratories (U.K.) Ltd	England & Wales	100	Ordinary	100
Stiefel Laboratories Limited (iv)	England & Wales	100	Ordinary	100

254  GSK Annual Report 2015

Group companies continued
Name	Country of incorporation	Effective % Ownership	Security	% Held by Class of Share
Wholly owned subsidiaries continued
Stiefel Laboratories Pte Limited	Singapore	100	Ordinary	100
Stiefel Laboratories Pty Ltd (iv) (vi)	Australia	100	Ordinary	100
Stiefel Laboratories SA (Pty) Ltd (iv) (vi)	South Africa	100	Ordinary	100
Stiefel Laboratories Taiwan Ltd (Liquidated 5 Jan 2016)	Taiwan	100	Ordinary	100
Stiefel Laboratories, Inc.	United States	100	Common	100
Stiefel Maroc SARL	Morocco	100	Ordinary	100
Stiefel Polska SP Z O.O. w likwidacji (In liquidation)	Poland	100	Ordinary	100
Stiefel Research (Australia) Holdings Pty Ltd (iv)	Australia	100	Ordinary	100
Stiefel Research Australia Pty Ltd	Australia	100	Ordinary	100
Stiefel Research Institute, Inc. (vi)	United States	100	Common	100
Stiefel Sales, Inc. (iv) (vi)	United States	100	Common	100
Stiefel West Coast LLC	United States	100	LLC Interests	100
Strebor Inc.	United States	100	USD 1 par value (Common)	100
Tempero Pharmaceuticals, Inc.	United States	100	Series A Preference	100
			Series B Preference; Common	100
The Sydney Ross Co. (iv)	United States	100	Ordinary	100
The Wellcome Foundation Limited	England & Wales	100	Ordinary	100
UCB Pharma (Thailand) Ltd (Liquidated 25 Jan 2016)	Thailand	100	Ordinary	100
UCB Pharma Asia Pacific Sdn Bhd (iv)	Malaysia	100	Ordinary	100
Webderm, Inc. (iv) (vi)	United States	100	Common	100
Wellcome Consumer Healthcare Limited (iv)	England & Wales	100	Ordinary	100
Wellcome Consumer Products Limited (iv)	England & Wales	100	Ordinary	100
Wellcome Developments Pty Ltd (iv) (vi)	Australia	100	Ordinary	100
Wellcome Limited	England & Wales	100	Ordinary	100
Wellcome Operations Pty Ltd (iv) (vi)	Australia	100	Ordinary	100
Subsidiaries where the effective interest is less than 100%
Amoun Pharmaceutical Industries Co. S.A.E.	Egypt	99.5	New Monetary Shares	99.5
Beecham Enterprises Inc. (iv)	United States	55.9	Common	100
Block Drug Company, Inc.	United States	63.5	Common	100
British Pharma Group Limited	England & Wales	50	Capital	50
Block Drug Corporation (iv)	United States	63.5	Common No Par Value	100
de Miclén a.s.	Slovakia	63.5	Ordinary	100
Duncan Consumer Healthcare Philippines Inc	Philippines	63.5	Common	100
Ex-Lax, Inc.	Puerto Rico	63.5	Common	100
Fondation Novartis Consumer Health Pour I’Avancement Des Sciences Medicales, Biologiques Et Pharmaceutiques	Switzerland	63.5	Capital	63.5
Glaxo Saudi Arabia Limited	Saudi Arabia	49	Ordinary	49
GlaxoSmithKline (Tianjin) Co. Ltd	China	90	Ordinary	90
GlaxoSmithKline Bangladesh Limited	Bangladesh	82	Ordinary	82
GlaxoSmithKline Brasil Produtos para Consumo e Saude Ltda	Brazil	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare (China) Co. Ltd	China	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare (Hong Kong) Limited	Hong Kong	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare (Ireland) Limited (ii)	Ireland	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare (Overseas) Limited	England & Wales	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare (Thailand) Limited	Thailand	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare (UK) IP Limited	England & Wales	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare (UK) Trading Limited	England & Wales	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare (US) IP LLC	United States	63.5	LLC Interests	100
GlaxoSmithKline Consumer Healthcare A/S	Denmark	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare AB	Sweden	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare AG	Switzerland	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Argentina S.A. (iv)	Argentina	63.5	Nominative non endorseable
			Ordinary	100
GlaxoSmithKline Consumer Healthcare Australia Pty ltd	Australia	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare B.V.	Netherlands	63.5	Ordinary A	100
GlaxoSmithKline Consumer Healthcare Canada Corp	Canada	63.5	Common	100
GlaxoSmithKline Consumer Healthcare Colombia SAS	Colombia	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Czech Republic s.r.o.	Czech Republic	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Finance Limited	England & Wales	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Finland Oy	Finland	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare GmbH	Austria	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	Germany	63.5	Partnership Capital	100

GSK Annual Report 2015 255

Other statutory disclosures continued

Group companies continued
Name	Country of incorporation	Effective % Ownership	Security	% Held by Class of Share
Subsidiaries where the effective interest is less than 100% continued
GlaxoSmithKline Consumer Healthcare Greece Societe Anonyme	Greece	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Holdings (US) LLC	United States	63.5	LLC Interests	100
GlaxoSmithKline Consumer Healthcare Holdings Limited	England & Wales	63.5	Ordinary A	100
			Ordinary B	0
GlaxoSmithKline Consumer Healthcare Inc.	Canada	63.5	Common	100
			Preferred	100
GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No 2) (ii) (v)	Ireland	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No 3) Limited (ii) (v)	Ireland	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Japan K.K.	Japan	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Korea Co., Ltd.	Korea	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare L.L.C.	United States	63.5	LLC Interests	100
GlaxoSmithKline Consumer Healthcare Limited	India	72.5	Equity	72.5
GlaxoSmithKline Consumer Healthcare Mexico, S. De R.L. de C.V.	Mexico	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare New Zealand Limited	New Zealand	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Norway AS	Norway	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Philippines Inc	Philippines	63.5	Common	100
GlaxoSmithKline Consumer Healthcare Pte. Ltd.	Singapore	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare S.A.	Belgium	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare S.A.	Spain	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare S.p.A.	Italy	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Sdn. Bhd.	Malaysia	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Slovakia s. r. o.	Slovakia	63.5	Ownership Interest	100
GlaxoSmithKline Consumer Healthcare South Africa Pty (Ltd)	South Africa	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare Sp.z.o.o.	Poland	63.5	Common	100
GlaxoSmithKline Consumer Healthcare SRL	Romania	63.5	Ordinary	100
GlaxoSmithKline Consumer Healthcare, L.P.	United States	55.9	Partnership Interest	55.9
GlaxoSmithKline Consumer Healthcare, Produtos para a Saude e Higiene, Lda	Portugal	63.5	Ordinary Quota	100
GlaxoSmithKline Consumer Nigeria plc (iii)	Nigeria	46.4	Ordinary	46.4
GlaxoSmithKline Consumer Private Limited	India	63.5	Equity	100
GlaxoSmithKline Consumer Trading Services Limited	England & Wales	63.5	Ordinary	100
GlaxoSmithKline Costa Rica S.A.	Costa Rica	63.5	Ordinary	100
GlaxoSmithKline Dungarvan Limited (ii)	Ireland	63.5	Ordinary	100
GlaxoSmithKline Healthcare AO	Russia	63.5	Ordinary	100
GlaxoSmithKline Healthcare GmbH	Germany	63.5	Ordinary	100
GlaxoSmithKline Healthcare Ukraine O.O.O.	Ukraine	63.5	Ownership Interest	100
GlaxoSmithKline Landholding Company, Inc	Philippines	39.9	Common	100
GlaxoSmithKline Limited	Kenya	63.5	Ordinary	100
GlaxoSmithKline OTC (PVT.) Limited	Pakistan	63.5	Ordinary	100
GlaxoSmithKline Pakistan Limited	Pakistan	82.6	Ordinary	82.6
GlaxoSmithKline Panama S.A.	Panama	63.5	Ordinary	100
GlaxoSmithKline Paraguay S.A.	Paraguay	63.5	Ordinary	100
GlaxoSmithKline Pharmaceuticals Limited	India	75	Equity	75
GlaxoSmithKline S.A.E.	Egypt	91.2	Ordinary	91.2
GlaxoSmithKline Sante Grand Public SAS	France	63.5	Ordinary	100
GlaxoSmithKline Tuketici Sagligi Anonim Sirketi	Turkey	63.5	Nominative	100
GlaxoSmithKline-Consumer Hungary Limited Liability Company	Hungary	63.5	Membership	100
GSK Consumer Healthcare Singapore Pte. Ltd	Singapore	63.5	Ordinary	100
Iodosan S.p.A.	Italy	63.5	Ordinary	100
Kuhs GmbH	Germany	63.5	Equity	100
Laboratorios ViiV Healthcare, S.L.	Spain	78.3	Ordinary	100
Modern Pharma Trading Company L.L.C.	Egypt	98.2	Quotas	98.2
Novartis Consumer Health Australasia Pty Ltd	Australia	63.5	Ordinary	100
			Redeemable Preference	100
Novartis Consumer Health Canada Inc./Novartis Sante Familiale Canada, Inc.	Canada	63.5	Common	100
Novartis Consumer Health GmbH	Germany	38.1	Ordinary	100
Novartis Consumer Health LLC	Russia	63.5	Participation Interest	100

256  GSK Annual Report 2015

Group companies continued
Name	Country of incorporation	Effective % Ownership	Security	% Held by Class of Share
Subsidiaries where the effective interest is less than 100% continued
Novartis Consumer Health N.V.	Belgium	63.5	Ordinary	100
Novartis Consumer Health S.A.	Spain	63.5	Ordinary	100
Novartis Consumer Health S.A.	Switzerland	63.5	Ordinary	100
Novartis Consumer Health Schweiz AG	Switzerland	63.5	Ordinary	100
Novartis Consumer Health Services S.A.	Switzerland	63.5	Registered Shares	100
Novartis Consumer Health UK Limited	England & Wales	63.5	Ordinary	100
Novartis Consumer Health, Inc.	United States	63.5	Common	100
Novartis Consumer Health-Gebro GmbH	Austria	38.1	Ordinary	60
Novartis Sante Familiale S.A.S. (In liquidation)	France	63.5	Ordinary	100
P.T. SmithKline Beecham Pharmaceuticals	Indonesia	99	A Shares	100
			B Shares	100
P.T. Sterling Products Indonesia	Indonesia	63.5	A Shares	100
			B Shares	100
Panadol GmbH	Germany	63.5	Ordinary	100
PHIVCO Jersey II Limited (iv) (v)	Jersey	78.3	Ordinary	100
PHIVCO Jersey Limited (iv) (v)	Jersey	78.3	Ordinary	100
PHIVCO UK II Limited	England & Wales	78.3	Ordinary	100
PHIVCO UK Limited	England & Wales	78.3	Ordinary	100
PHIVCO-1 LLC	United States	78.3	LLC Interests	100
PHIVCO-2 LLC	United States	78.3	LLC Interests	100
PT Glaxo Wellcome Indonesia	Indonesia	95	A Shares	100
			B Shares	100
PT. Bina Dentalindo (In liquidation)	Indonesia	63.5	Ordinary	100
Shionogi-ViiV Healthcare LLC (iv)	United States	78.3	Common Interests	100
Sino-American Tianjin Smith Kline & French Laboratories Ltd	China	34.9	Ordinary	55
SmithKline Beecham (Private) Limited	Sri Lanka	99.6	Ordinary	99.6
SmithKline Beecham Research Limited	England & Wales	63.5	Ordinary	100
SmithKline Beecham S.A.	Spain	63.5	Ordinary	100
SmithKline Beecham-Biomed O.O.O.	Russia	97	Participation Interest	97
Stafford-Miller (Ireland) Limited (ii)	Ireland	63.5	Ordinary	100
Stafford-Miller Limited	England & Wales	63.5	Ordinary	100
			Non-Cumulative Non
			Redeemable Preference	100
Sterling Drug (Malaya) Sdn Berhad	Malaysia	63.5	Ordinary	100
Sterling Products International, Incorporated (iv)	United States	63.5	Common	100
Stiefel Consumer Healthcare (UK) Limited	England & Wales	63.5	Ordinary	100
Stiefel Egypt LLC (iv)	Egypt	99	Quota	99
Stiefel Manufacturing (Ireland) Limited (ii)	Ireland	63.5	Ordinary	100
ViiV Healthcare (South Africa) (Proprietary) Limited	South Africa	78.3	Ordinary	100
ViiV Healthcare BV	Netherlands	78.3	Ordinary	100
ViiV Healthcare Company	United States	78.3	Common	100
ViiV Healthcare Finance 1 Limited (iv)	England & Wales	78.3	Ordinary	100
ViiV Healthcare Finance 2 Limited (iv)	England & Wales	78.3	Ordinary	100
ViiV Healthcare GmbH	Germany	78.3	Ordinary	100
ViiV Healthcare GmbH	Switzerland	78.3	Ordinary	100
ViiV Healthcare Kabushiki Kaisha	Japan	78.3	Ordinary	100
ViiV Healthcare Limited	England & Wales	78.3	Class A Shares	100
			Class B Shares	0
			Class C Shares	0
			Class D1 Preference	0
			Class D2 Ordinary	0
ViiV Healthcare Overseas Limited	England & Wales	78.3	Ordinary	100
ViiV Healthcare Pty Ltd	Australia	78.3	Ordinary	100
ViiV Healthcare Puerto Rico, LLC	Puerto Rico	78.3	LLC Interests	100
ViiV Healthcare S.r.l.	Italy	78.3	Quota	100
ViiV Healthcare SAS	France	78.3	Ordinary	100
ViiV Healthcare sprl	Belgium	78.3	Ordinary	100
ViiV Healthcare Trading LLC	Russia	78.3	Participation Interest	100
ViiV Healthcare Trading Services UK Limited	England & Wales	78.3	Ordinary	100
ViiV Healthcare UK (No.2) Limited (v)	Jersey	78.3	Ordinary	100
ViiV Healthcare UK (No.3) Limited	England & Wales	78.3	Ordinary	100
ViiV Healthcare UK (No.4) Limited (iv)	England & Wales	78.3	Ordinary	100
ViiV Healthcare UK Limited	England & Wales	78.3	Ordinary	100

GSK Annual Report 2015 257

Other statutory disclosures continued

Group companies continued
Name	Country of incorporation	Effective % Ownership	Security	% Held by Class of Share
Subsidiaries where the effective interest is less than 100% continued
ViiV Healthcare ULC	Canada	78.3	Common	100
ViiV Healthcare Venture LLC	United States	78.3	LLC Interests	100
ViiV HIV Healthcare Unipessoal Lda	Portugal	78.3	Quota	100
Winster Pharmaceuticals Limited	Nigeria	46.4	Ordinary	100
Zhejiang Tianyuan Bio-Pharmaceutical Co. Ltd	China	95	Ordinary	95
Associates
Calci Medica Inc.	United States	33.9	Series A and Junior Preferred	33.9
Index Ventures Life VI (Jersey) LP	United States	25	Partnership Interest	25
Theravance, Inc. (now Innoviva, Inc.)	United States	27.8	Common	27.8
JCR Pharmaceuticals Co. Ltd	Japan	24.6	Common	24.6
Kurma Biofund II, FCPR	France	32	Partnership Interest	32
Longwood Founders Fund LP	United States	28	Partnership Interest	28
River Vision Development Corp.	United States	33	Series A Preferred	33
Joint Ventures
Chiron Panacea Vaccines Private Ltd (In liquidation)	India	50
Japan Vaccine Co., Ltd	Japan	50
Japan Vaccine Distribution Co., Ltd	Japan	50
Qualivax Pte Limited	Singapore	50
Qura Therapeutics LLC	United States	50

Key

(i)	Directly owned by GlaxoSmithKline plc.
(ii)	Exempt from the provisions of section 347 and 348 of the Companies Act 2014 (Ireland), in accordance with the exemptions noted in Section 357 of that Act.
(iii)	Consolidated as a subsidiary in accordance with section 1162 (4)(a) of the Companies Act 2006 on the grounds of dominant influence.
(iv)	Dormant company.
(v)	Tax resident in the UK.
(vi)	Entity expected to be disposed of or removed in 2016.

258  GSK Annual Report 2015

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The equivalent of tax depreciation.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GSK ADR represents two Ordinary Shares.

American Depositary Shares (ADS)	Listed on the New York Stock Exchange; represents two Ordinary Shares.

Basic earnings per share	Basic income per share.

Called up share capital	Ordinary Shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

The company	GlaxoSmithKline plc.

Corporate Integrity Agreement (CIA)

In 2012, the company entered into a settlement with the US Federal Government related to past sales and marketing practices. As part of the settlement the company entered into a Corporate Integrity Agreement with the US Department of Health and Human Services, under which improvements are being built into its existing compliance programmes.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share-based employee incentive plans.

Equity Shareholders’ funds	Shareholders’ equity.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

GSK	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as computer software, brands, licences, patents, know-how and marketing rights purchased from outside parties.

Novartis transaction	The three-part inter-conditional transaction with Novartis AG involving the Consumer Healthcare, Vaccines and Oncology businesses completed on 2 March 2015.

Ordinary Share	A fully paid up ordinary share in the capital of the company.

Profit	Income.

Profit attributable to shareholders	Net income.

Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares in issue	The number of shares outstanding.

Subsidiary	An entity in which GSK exercises control.

Treasury share	Treasury stock.

Turnover	Revenue.

UK Corporate Governance Code

As required by the UK Listing Authority, the company has disclosed in the Annual Report how it has applied the best practice corporate governance provisions of the Financial Reporting Council’s UK Corporate Governance Code.

GSK Annual Report 2015 259

Index

Page

Accountability	85
Accounting principles and policies	142
Acquisitions and disposals	185
Adjustments reconciling profit after tax to operating cash flows	183
Annual General Meeting 2016	243
Assets held for sale	168
Associates and joint ventures	157
Board governance	80
Cash and cash equivalents	168
CEO’s statement	7
Chairman’s statement	6
Commitments	191
Committee reports	88
Competition	10
Consolidated balance sheet	139
Consolidated cash flow statement	141
Consolidated income statement	138
Consolidated statement of changes in equity	140
Consolidated statement of comprehensive income	138
Consumer Healthcare	32
Consumer Healthcare products and competition	230
Contingent liabilities	179
Corporate Executive Team	78
Corporate governance	80
Critical accounting policies	70
Directors and senior management	126
Directors’ interests in shares	119
Directors’ statement of responsibilities	130
Dividends	160
Donations to political organisations and political expenditure	249
Earnings per share	160
Employee costs	155
Employee share schemes	202
Exchange rates	148
Executive Director remuneration	103
Finance expense	157
Finance income	156
Financial instruments and related disclosures	192
Financial position and resources	66
Financial statements of GlaxoSmithKline plc, prepared under UK GAAP	211
Five year record	222
Glossary of terms	259
Goodwill	162
Group companies	250
Group financial review	50
Health for all	41
Independent Auditors’ report	131
Inventories	168
Investments in associates and joint ventures	166
Investor relations	247
Key accounting judgements and estimates	146
Key performance indicators	14
Leadership and effectiveness	83
Legal proceedings	206

Page

Long-term Incentive awards	109
Major restructuring costs	156
Movements in equity	181
Net debt	178
New accounting requirements	148
Non-controlling interests	189
Non-controlling interests in ViiV Healthcare	70
Non-Executive Directors’ fees	118
Notes to the financial statements	142
Operating profit	154
Other intangible assets	164
Other investments	167
Other non-current assets	167
Other non-current liabilities	178
Other operating income	153
Other provisions	177
Our approach to risk	16
Our behaviour	44
Our Board	74
Our business	4
Our global marketplace	8
Our people	46
Our planet	48
Our strategy priorities	12
Overview of 2015 total pay	115
Pensions and other post-employment benefits	169
Pharmaceuticals	18
Pharmaceutical products, competition and intellectual property	228
Pipeline	225
Post balance sheet events	204
Presentation of the financial statements	142
Principal Group companies	205
Property, plant and equipment	161
Quarterly trend	218
Reconciliation of net cash flow to movement in net debt	184
Registrar	246
Related party transactions	183
Relations with shareholders	87
Remuneration governance	116
Remuneration policy summary	127
Remuneration report	102
Research and development	4
Responsible business	38
Risk factors	231
Segment information	149
Share capital and control	241
Share capital and share premium account	180
Share price	241
Shareholder information	241
Taxation	158
Tax information for shareholders	244
Trade and other payables	169
Trade and other receivables	168
US law and regulation	248
Vaccines	26
Viability statement	52

260  GSK Annual Report 2015

About GSK

GlaxoSmithKline plc was incorporated as an English public limited company on 6 December 1999. We were formed by a merger between Glaxo Wellcome plc and SmithKline Beecham plc. GSK acquired these two English companies on 27 December 2000 as part of the merger arrangements.

Our shares are listed on the London Stock Exchange and the New York Stock Exchange.

Read more at www.gsk.com

Here you will find downloadable PDFs of: ¡¡ Annual Report 2015 ¡¡ Form 20-F ¡¡ Responsible Business Supplement 2015

Brand names

Brand names appearing in italics throughout this report are trade marks either owned by and/or licensed to GSK or associated companies, with the exception of Prolia, owned by Amgen, Zofran, owned by Novartis, Trumenba and Mencevax, owned by Pfizer, Treximet, owned by Pernix Ireland, Lucozade and Ribena, owned by Suntory and Nimenrix, a trade mark of GSK licensed to Pfizer.

Acknowledgements

Printing

Printed at Pureprint Group, ISO 14001.

FSC certified and Carbon Neutral.

Paper

This Annual Report is printed on Amadeus 100 Silk, a 100% recycled paper with full FSC certification. All pulps used are made from 100% de-inked, post-consumer waste and are elemental chlorine free. The manufacturing mill holds the ISO 14001 and EU Ecolabel certificates for environmental management.

Notice regarding limitations on

Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report (for which see page 101), the Strategic report and the Remuneration report. Under English law the Directors would be liable to the company, but not to any third party, if one or more of these reports contained errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would otherwise not be liable. Pages 73 to 101, 130, 211 and 231 to 258 inclusive comprise the Directors’ Report, pages 2 to 72 inclusive comprise the Strategic report and pages 102 to 126 inclusive comprise the Remuneration report, each of which have been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with these reports shall be subject to the limitations and restrictions provided by such law.

Website

GSK’s website www.gsk.com gives additional information on the Group. Notwithstanding the references we make in this Annual Report to GSK’s website, none of the information made available on the website constitutes part of this Annual Report or shall be deemed to be incorporated by reference herein.

Cautionary statement regarding

forward-looking statements

The Group’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and shareholders are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 231 to 240 of this Annual Report. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this Annual Report.

A number of adjusted measures are used to report the performance of our business. These measures are defined on page 54 and a reconciliation of core results to total results is set out on page 62.

The information in this document does not constitute an offer to sell or an invitation to buy shares in GlaxoSmithKline plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance. Nothing in this Annual Report should be construed as a profit forecast.

Assumptions related to 2016-2020 outlook

In outlining the expectations for the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period. The Group’s expectation of at least £6 billion of revenues per annum on a CER basis by 2020 from products launched in the last three years includes contributions from the current pipeline asset Shingrix. This target is now expected to be met up to two years earlier. The Group also expects volume demand for its products to increase, particularly in Emerging Markets.

The assumptions for the Group’s revenue and earnings expectations assume no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare or Consumer Healthcare. They also assume no material changes in the macro-economic and healthcare environment.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020. Material costs for investment in new product launches and R&D have been factored into the expectations given. The expectations are given on a constant currency basis and assume no material change to the Group’s effective tax rate.

GSK Annual Report 2015

Head Office and Registered Office GlaxoSmithKline plc 980 Great West Road Brentford, Middlesex TW8 9GS United Kingdom Tel: +44 (0)20 8047 5000 Registered number: 3888792	www.gsk.com You can also search for us here